Form 20-F
period 2023-09-30
LeddarTech Holdings Inc.
filed 2023-12-28
CIK 1981462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 21, 2023

Commission File Number:

LEDDARTECH HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Not applicable	Quebec, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

LeddarTech Inc.
4535, boulevard Wilfrid-Hamel, Suite 240
Quebec G1P 2J7, Canada
(418) 653-9000

(Address of principal executive offices)

4535, boulevard Wilfrid-Hamel, Suite 240
Quebec G1P 2J7, Canada
(514) 605-6574

david.torralbo@leddartech.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	LDTC	Nasdaq Stock Market LLC
Warrants to purchase common shares	LDTCW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,770,982 common shares issued and outstanding as of December 21, 2023, immediately after the consummation of the business combination described herein.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

Explanatory Note

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada (“Newco”) entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among Newco, Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada (“LeddarTech”).

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes were convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.91 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively.

This Report is being filed in connection with the Business Combination.

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” or “the Company” refers to LeddarTech Holdings Inc. and its consolidated subsidiaries and “LeddarTech” refers to LeddarTech Inc.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Shell Company Report on Form 20-F (including the information incorporated by reference herein, this “Report”) that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in LeddarTech’s or the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities;

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	other factors discussed under the section titled “Risk Factors” in the proxy statement/prospectus, part of the Registration Statement on Form F-4 of LeddarTech Holdings Inc. (Reg. No. 333- 275381), which was declared effective by the United States Securities Exchange Commission (the “SEC”) on December 4, 2023 (the “Form F-4”), which section is incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents incorporated by reference in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information on the directors and executive officers of the Company upon consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Surviving Company After the Business Combination” and is incorporated herein by reference. On December 21, 2023, Frantz Saintellemy was appointed Chief Executive Officer of the Company.

The business address for each of the Company’s directors and senior management is 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada.

B.	Advisers

Vedder Price P.C., 222 North LaSalle Street, Chicago, IL 60601, has acted as U.S. securities counsel for LeddarTech and the Company and continues to act as U.S. securities counsel to the Company following the consummation of the Business Combination.

Stikeman Elliott LLP, 1155 René-Lévesque Blvd., West, 41st Floor, Montréal, Quebec H3B 3V2, has acted as Canadian counsel for LeddarTech and the Company and continues to act as Canadian counsel to the Company following the consummation of the Business Combination.

C.	Auditors

For the fiscal years ended September 30, 2022, 2021 and 2020, Ernst & Young LLP (“E&Y”), acted as the independent registered public accountant for LeddarTech and the Company. For the fiscal year ended September 30, 2023, Richter LLP, is acting as our independent registered public accountant. Information regarding the change in our independent registered public accountant is set forth in Item 16.F of this Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

[Reserved.]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination and the PIPE Financing, reflecting that holders of 855,440 Prospector Class A Shares exercised their redemption rights.

As of June 30, 2023 (pro forma for Business Combination and PIPE financing)	in Canadian dollars
Cash	$55,761,662
Other current assets	$7,159,647
Non-current assets	$55,188,149
Total assets	$118,109,458
Accounts payable and accrued liabilities	$19,867,899
Lease liabilities	$5,643,380
Loans payable	$72,588,754
Restoration provisions	$958,761
Warrant liability	$1,721,575
Total liabilities	$100,780,369
Share capital - LeddarTech Holdings Inc.	$523,647,573
Accumulated deficit	$(506,318,484)
Accumulated other comprehensive income	$—
Total shareholders’ equity	$17,329,089
Total liabilities and shareholders’ equity	$118,109,458

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factor

The risk factors related to the business and operations of the Company are described in the Form F-4 in the section entitled “Risk Factors” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

The Company’s legal and commercial name is LeddarTech Holdings Inc. The Company was incorporated under the laws of Canada on April 12, 2023. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The address of the registered office of the Company is 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada, and the telephone number of the Company is (418) 635 – 9000.

See “Explanatory Note” in this Report for additional information regarding the Business Combination. The material terms of the Business Combination are described in the Form F-4 under the section titled “The Business Combination”, which is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://sec.report. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The website address of the Company is https://www.leddartech.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the BCA, such as the making of certain required securities law filings. Following the consummation of the Business Combination, all of LeddarTech’s business is conducted by the Company, into which LeddarTech amalgamated. A description of the Company’s business is included in the Form F-4 in the sections entitled “Information About LeddarTech” and “LeddarTech Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C.	Organizational Structure

The organizational chart of the Company after giving effect to the Business Combination is included on page 132 of the Form F-4 and is incorporated herein by reference.

D.	Property, Plants and Equipment

The Company does not own any real property. Information regarding real property leased by the Company is included in the Form F-4 under the sections titled “Information About LeddarTech—Facilities” and incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of LeddarTech at and for the nine-month periods ended June 30, 2023 and 2022 and fiscal years ended September 30, 2022 and 2021 is included in the Form F-4 in the section entitled “LeddarTech Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated by reference herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information about the directors and executive officers of the Company following consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Surviving Company After the Business Combination” and is incorporated herein by reference.

B.	Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive and Director Compensation,” which information is incorporated herein by reference.

Additionally, upon consummation of the Business Compensation, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such agreements is set forth in Item 7.B of this Report.

C.	Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Surviving Company After the Business Combination,” which information is incorporated herein by reference.

In connection with the consummation of the Business Combination, the Company’s board of directors formed an audit committee, a compensation and human capital committee, and a nominating and corporate governance committee. The members of the audit committee of the Company’s board of directors are Yann Delabrière (chair), Nick Stone and Derek Aberle. The members of the compensation and human capital committee of the Company’s board of directors are Michelle Sterling (chair), Derek Aberle and Charles Boulanger. The members of the nominating and corporate governance committee of the Company’s board of directors are Michelle Sterling and Derek Aberle (chair).

Four of the Company’s directors are “independent” directors under Nasdaq and Canadian rules: Derek Kenneth Aberle, Nick Stone, Michelle Sterling and Yann Delabrière. Each of the members of the audit committee is independent under SEC, Nasdaq, and applicable Canadian regulations. Yann Delabrière serves as the audit committee financial expert (within the meaning of SEC regulations). Each of the three committees has a charter.

D.	Employees

Upon the consummation of the Business Combination, the Company’s business is conducted through LeddarTech. As of December 21, 2023, we had approximately 150 employees across eight countries, excluding employees dedicated to hardware modules activities. We had approximately 11 employees who are dedicated to the hardware modules activities we are currently in the process of winding down. Information about the Company’s employees is provided in the Form F-4 in the section entitled “Information About LeddarTech—Employees,” which information is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of the Common Shares as of December 21, 2023, after giving effect to the Business Combination Transaction and the PIPE Financing, with respect to beneficial ownership of our Common Shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over common shares they own or have the right to acquire within 60 days, as well as common shares for which they have the right to vote or dispose of such common shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, common shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of common shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and investment power with respect to all Common Shares that they beneficially own. The Common Shares owned by the persons named below have the same voting rights as the Common Shares owned by other holders.

Unless otherwise noted, the business address of each of the following individuals (other than Messrs. Aberle and Stone) is c/o LeddarTech Holdings Inc., 4535, Boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada.

Beneficial Owner	Number of Common Shares	Percentage of All Common Shares (Post- Business Combination Transaction)
Executive Officers, Directors and Director Nominees
Charles Boulanger(1)	33,963	*
Derek Aberle	138,939	*
Nick Stone	—	—
Frantz Saintellemy(1)	85,166	*
Michelle Sterling	—	—
Yann Delabrière(1)(2)	20,605	*
David Torralbo(1)	18,675	*
Christopher Stewart	—	*
All directors and executive officers as a group (8 individuals)	297,348	1.0%

Five Percent or More Holders and Certain Other Holders
Prospector Sponsor, LLC(3)	13,371,826	38.7%
FS LT Holdings LP(4)	6,133,326	20.7%
Investissement Québec(5)	5,878,729	19.4%
BDC Capital Inc.(6)	2,007,305	6.9%
Fidelity True North Fund(7)	2,551,872	8.7%
Entities associated with Desjardins Capital(8)	1,571,724	5.4%

*	Indicates beneficial ownership of less than 1% of total outstanding Common Shares.
(1)	Holdings reported include Common Shares issuable upon conversion of convertible notes.
(2)	Includes securities held by MM Consulting SAS over which Mr. Delabrière has voting and dispositive power.
(3)	Holdings reported include 782,500 shares issuable upon conversion of convertible notes and 4,974,312 shares issuable upon exercise of exercisable warrants. The shares reported above are held in the name of the Sponsor. Derek Aberle, Nick Stone, Steve Altman and Mike Stone are among the members of the Sponsor and are its managers. Each manager has one vote, and the unanimous approval of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals will be deemed to have or share beneficial ownership of such securities.
(4)	Holdings reported include 920,000 shares issuable upon conversion of convertible notes. The shares reported above are held in the name of FS LT Holdings LP, a Delaware limited partnership. FS Investment Management, L.P., a Delaware limited partnership, is the general partner of FS LT Holdings LP and exercises sole voting and dispositive control of the securities held by FS LT Holdings LP. Nick Stone Management II, LLC, a Texas limited liability company, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC. The address of the principal business office of each of FS LT Holdings LP, FS Investment Management, L.P., Nick Stone Management II, LLC and Nick Stone is 1250 Prospect Street, Suite 200, La Jolla, CA 92037.

(5)	Holdings reported include 1,500,000 shares issuable upon conversion of convertible notes and 13,890 shares issuable upon exercise of exercisable warrants. Investissement Québec (“IQ”) is a mandatary of the Government of the Province of Quebec, Canada. Decisions to vote or dispose Leddartech’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ and none are deemed to have or share beneficial ownership of such securities. The business address for Investissement Quebec is 1001, boulevard Robert Bourassa, Suite 1000, Montréal, Québec H3B 0A7.
(6)	Holdings reported include 249,500 shares issuable upon conversion of convertible notes. BDC Capital Inc. is a wholly owned subsidiary of the Business Development Bank of Canada, which is a federal Crown corporation wholly owned by the government of Canada. BDC Capital Inc.’s investment decisions are ultimately made by its board of directors, which currently consists of 11 members. BDC Capital’s board of directors has delegated certain investment decision-making authority to subcommittees of the board and to certain members of its senior management, including the Executive Vice-President for BDC Capital Inc., currently Jérôme Nycz. As Executive Vice-President, Mr. Nycz holds authority to approve voting and disposition of the LeddarTech shares held by BDC Capital Inc. The business address 5 Place Ville Marie, Suite 100, Montreal, Quebec H3B 2G2.
(7)	Holdings reported include 500,000 shares issuable upon conversion of convertible notes. Fidelity Investments Canada ULC (“Fidelity”) is the manager of Fidelity True North Fund. As at this date, the only shareholder known to Fidelity to own, of record or beneficially, more than 10% of the issued and outstanding shares of Fidelity was BlueJay Lux 1 S.a.r.l. which owns directly 1,000 common shares, representing 100% of the issued and outstanding common shares of Fidelity. As at this date, 483A Bay Street Holdings LP owns indirectly 100% of the issued and outstanding shares of BlueJay Lux 1 S.a.r.l. and 483A Bay Street Holdings LP in turn is owned indirectly 49% by Fidelity Canada Investors LLC (“FCI”) and 51% owned indirectly by FIL Limited (“FIL”). As at this date, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common units of FCI, representing 49% of the voting power of FCI. The Johnson family group and all other Series B unitholders have entered into a voting agreement under which all Series B units will be voted in accordance with the majority vote of Series B units. Accordingly, through their ownership of voting common units and the execution of the voting agreement, members of the Johnson family group may be deemed to form a controlling group with respect to FCI. As at this date, members of the Johnson family group are the predominant owners, directly or through trusts or other legal structures, of FIL. While the Johnson family group’s ownership of FIL voting stock may fluctuate from time to time as a result of changes in the total number of shares of FIL voting stock outstanding, it normally represents more than 25%, but under FIL’s by-laws can represent no more than 48.5%, of the total votes which may be cast by all holders of FIL voting stock. Accordingly, through their ownership, members of the Johnson family group may be deemed to form a controlling group with respect to FIL. The address of Fidelity True North Fund is 483 Bay Street, Suite 300, Toronto, Ontario, M5G 2N7.
(8)	Reflects holdings beneficially owned by Capital régional et coopératif Desjardins (“CRDC”) and Desjardins-Innovatech S.E.C. (“Desjardins-Innovatech”) and include 179,500 shares issuable upon conversion of convertible notes held by CRCD and 179,500 shares issuable upon conversion of convertible notes held by Desjardins-Innovatech. CRCD was constituted under and is governed by the Act constituting Capital régional et coopératif Desjardins, a law in the province of Québec, Canada. CRCD is a public joint stock investment company with more than 109,000 shareholders, none of whom hold more than 10% of the shares of CRCD or directly or indirectly exercise control over CRCD. CRCD generally has entrusted the management of its investments to Gestion Desjardins Capital Inc. (“Desjardins Capital Management”), as investment manager. Desjardins-Innovatech is a limited partnership constituted under the Civil Code of Quebec, managed by its general partner, Desjardins Capital Management, and having two limited partners: CRCD, which holds 54.5% of the limited partnership units, and the Fonds du développement économique, which holds 45.4% of the limited partnership units and is established within the Ministère de l’Économie et de l’Innovation of the Gouvernement of Quebec. In its capacity as general partner of Desjardins-Innovatech, Desjardins Capital Management’s decisions are ultimately made by its board of directors, which has delegated its investment decision-making authority to committees of the board and to certain members of its management. Accordingly, for both CRCD and Desjardins-Innovatech, no individual exercises voting or dispositive control over any of the securities, and none of the individuals is deemed to have or share beneficial ownership of such securities. The address of each of CRDC and Desjardins-Innovatech is 2, Complexe Desjardins, Bureau 1717, Montreal, QC H5B 1B8. Amounts reported exclude warrants to acquire 250,000 Company Common Shares at $0.01 per share held by Fédération des Caisses Desjardins du Québec and shares held by Desjardins Capital Markets.

B.	Related Party Transactions

The following is a description of certain related party transactions we have entered into since the date of the Form F-4 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

Business Combination

On December 21, 2023, the Company, Prospector and LeddarTech, consummated the Business Combination pursuant to the terms of the BCA, pursuant to which, among other things, (i) Prospector Canada and AmalCo amalgamated, and, in connection therewith, the outstanding Class A common shares and warrants to purchase Class A common shares of Prospector Canada converted into an equivalent number of Common Shares and Warrants to purchase an equivalent number of Common Shares, respectively, (ii) the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in the Plan of Arrangement, AmalCo acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of AmalCo having an aggregate equity value of US$200 million (at a negotiated value of US$10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation plus additional AmalCo “earnout” shares (with the terms set forth in the BCA); (iii) LeddarTech and AmalCo amalgamated; and (iv) in connection with the foregoing, the securities of AmalCo converted into an equivalent number of corresponding securities in the Company, each of LeddarTech’s equity awards that was not canceled pursuant to the BCA and the Plan of Arrangement was exchanged for an equity award with respect to shares of the Company, LeddarTech’s equity plans were terminated (other than the Omnibus Incentive Plan) and the options to purchase LeddarTech’s Class M shares became options to purchase Common Shares.

Registration Rights Agreement

At the closing of the Business Combination, the Company, the Sponsor and the PIPE Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents. Additional information regarding the Registration Rights Agreement is set forth in the Company’s Form F-4 in the section entitled “Certain Agreements Related to the Business Combination – Registration Rights Agreement” and is incorporated herein by reference.

Lock-Up Agreements

In addition to the Registration Rights Agreement, which contains certain lock-up restrictions applicable to the common shares, in order to receive their Company shares following closing of the Business Combination, LeddarTech’s shareholders must enter into letters of transmittal, which supplement the Registration Rights Agreement and contain additional lock-up restrictions. Further information regarding the lock-up restrictions applicable to the common shares is included in the Form F-4 under the section titled “Certain Agreements Related to the Business Combination—Registration Rights Agreement” and is incorporated herein by reference.

Indemnification Agreements

Following the closing of the Business Combination, the Company entered into indemnification agreements with each of the directors and executive officers of the Company to provide contractual indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company or, at the Company’s request, service to other entities, as officers or directors to the fullest extent permitted by applicable law.

Pursuant to the indemnification agreements, the Company also maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (ii) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Articles of Arrangement and Bylaws of LeddarTech Holdings, Inc., or otherwise as a matter of law.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Report.

Information about legal proceedings involving the Company is included in the Form F-4 in the section entitled “Information About LeddarTech—Legal Proceedings”, which is incorporated by reference herein.

Information regarding the Company’s dividend policy is included in the Form F-4 under the section titled “Price Range of Securities and Dividends—LeddarTech; Surviving Company—Dividends” and is incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Common Shares and Warrants

Our Common Shares and Warrants are listed on Nasdaq under the symbols “LDTC” and “LDTCW”, respectively. Holders of our Common Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that our Common Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Common Shares and/or Warrants could be delisted from Nasdaq. A delisting of our common shares will likely restrict the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing, among other things.

For further discussion of the business risks associated with any potential delisting, see the section of the Form F-4 entitled “Risk Factors— Risks Related to Ownership of Surviving Company Common Shares Following the Business Combination and the Surviving Company Operating as a Public Company —There can be no assurance that the Surviving Company Common Shares that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that the Surviving Company will be able to comply with the continued listing rules of Nasdaq,” which is incorporated herein by reference.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the common shares is included in the Form F-4 under the section titled “Certain Agreements Related to the Business Combination—Registration Rights Agreement” and is incorporated herein by reference.

Warrants

Upon the consummation of the Business Combination, there were approximately 17,229,639 outstanding Warrants to purchase Common Shares, including 10,833,333 Warrants originally included in the units offered in Prospector’s initial public offering. Each Warrant became exercisable following the Closing of the Business Combination in accordance with the terms of the warrant agreement, as amended. In particular, the warrant assignment, assumption and amendment agreement, by and among Prospector, the Company and LeddarTech, amended an existing warrant agreement between Prospector and the warrant agent, pursuant to which amendment, among other things, the exercise period was extended by removing the limitation that such period begin on the date that is 30 days after the completion of the Business Combination. Each Warrant entitles its holder to purchase one common share at an exercise price of $11.50 per share and expires at 5:00 p.m. Eastern Time five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not Applicable.

C.	Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under Item 9.A of this Report and is incorporated herein by reference.

In connection with the consummation of the Business Combination, on the Closing Date, Prospector and the Company notified the Nasdaq Stock Market LLC that the articles of arrangement relating to the Business Combination had been filed and that Prospector’s outstanding securities had been converted into securities of the Company. Prospector and the Company jointly requested that Nasdaq Stock Market LLC delist Prospector units, each consisting of one Prospector Class A Share and one-third of one redeemable warrant (the “Prospector Units”), Prospector Class A Shares, and outstanding Prospector Warrants on December 21, 2023, and as a result, trading of Prospector Units, Prospector Class A Shares and Prospector Warrants on Nasdaq was suspended before market open on December 22, 2023.

Our Common Shares and Warrants began trading on Nasdaq on December 22, 2023 under the symbols “LDTC” and “LDTCW”, respectively. There can be no assurance that our Common Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Common Shares and/or Warrants could be delisted from Nasdaq. A delisting of our Common Shares will likely affect the liquidity of our Common Shares and could inhibit or restrict our ability to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately 28,770,982 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 1,000,000 Class B Non-Voting Special Shares outstanding, (iv) 1,000,000 Class C Non-Voting Special Shares outstanding, (v) 1,000,000 Class D Non-Voting Special Shares outstanding, (vi) 1,000,000 Class E Non-Voting Special Shares outstanding, (vii) 1,000,000 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding. As of December 21, 2023 the Company held no common shares as treasury shares.

Information regarding the Company’s share capital is included in the Form F-4 under the section titled “Description of Surviving Company’s Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain provisions of the Company’s bylaws and articles of incorporation are included in the Form F-4 under the sections titled “Description of Surviving Company’s Securities” and “Description of Surviving Company Organizational Documents” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts of the Company is included in the Form F-4 under the section titled “Certain Agreements Related to the Business Combination” and is incorporated herein by reference.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax requirements.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of the Company’s securities is included in the Form F-4 under the section titled “Material U.S. Federal Income Tax Considerations to U.S. Holders” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on the Common Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Form F-4 under the section titled “LeddarTech Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Information regarding outstanding Warrants to purchase Common Shares is included in Item 9 of this Report and incorporated herein by reference.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

E&Y notified LeddarTech and the Company on August 18, 2023 that they declined to stand for reelection as our independent registered public accounting firm with respect to the audit of our financial statements for the year ending September 30, 2023, effective upon the consummation of the Business Combination.

E&Y’s reports on our financial statements for the fiscal years ended September 30, 2022 and September 30, 2021, did not contain an adverse opinion or a disclaimer of opinion, and neither such report was qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report on our financial statements for the fiscal years ended September 30, 2022 and September 30, 2021, contained a paragraph stating that there was substantial doubt about our ability to continue as a going concern.

During the fiscal years ended September 30, 2022 and September 30, 2021, and subsequent interim periods through the date of the Form F-4, (x) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference thereto in its reports on the financial statements for such years, and (y) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K, other than the material weakness in the internal control over financial reporting relating to (i) insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries, (ii) the Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets and (iii) review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements, as described in the “Risk Factors” section of the Form F-4. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In October 2023, we engaged Richter LLP as our new independent registered public accountant for the fiscal year ending September 30, 2023, and for the financial periods going forward. This decision was approved by our board of directors.

Part III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company and LeddarTech are included in the Form F-4 and are incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Financial Information is included in the Form F-4 and incorporated herein by reference.

Auditor’s Name	Auditor’s Location	Auditor’s Firm ID
Ernst & Young LLP	Canada	1263

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Articles and By-laws of LeddarTech Inc.*
1.2	Articles of Arrangement and By-laws of LeddarTech Holdings Inc.*
4.1†	Business Combination Agreement, dated as of June 12, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (included as Annex A to the proxy statement/prospectus, which forms a part of the Registration Statement on Form F-4 (File No. 333-275381), and is incorporated herein by reference).
4.2	Amendment No. 1 to Business Combination Agreement, dated as of September 25, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (included as Annex A-1 to the proxy statement/prospectus, which forms a part of the Registration Statement on Form F-4 (File No. 333-275381), and is incorporated herein by reference).
4.3	Specimen Common Share Certificate of LeddarTech Holdings Inc. (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.4	Specimen Warrant Certificate of LeddarTech Holdings Inc. (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.5	Warrant Amendment Agreement and Form of Warrant Certificate, dated as of December 21, 2023, by and among Prospector Capital Corp., LeddarTech Holdings Inc. and Continental Stock Transfer & Trust Company.*
4.6	LedddarTech Holdings Inc. 2023 Incentive Award Plan approved as of December 21, 2023.*
4.7	Investor Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and Investissement Québec.*
4.8	Registration Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and the parties named therein.*
4.9	Amended and Restated Financing Offer dated as of April 5, 2023 (“Desjardins Financing Offer”) among LeddarTech Inc., Fédération des caisses Desjardins du Québec (“Desjardins”) and VayaVision Sensing Ltd. (“VayaVision”) (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.10	First Amendment to Desjardins Financing Offer dated May 1, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).

4.11	Second Amendment to Desjardins Financing Offer dated May 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.12	Third Amendment to Desjardins Financing Offer dated September 29, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.13	Fourth Amendment to Desjardins Financing Offer dated October 13, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.14	Fifth Amendment to Desjardins Financing Offer dated October 20, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.15	Sixth Amendment to Desjardins Financing Offer dated October 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.16	Seventh Amendment to Desjardins Financing Offer dated December 8, 2023 among LeddarTech Inc., Desjardins and VayaVision.*
4.17	Loan Offer dated as of January 23, 2020 (“IQ Loan Offer”) among LeddarTech Inc. and Investissement Quebec (“IQ”) (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.18	Amendment to the IQ Loan Offer dated as of March 29, 2021, among LeddarTech Inc. and IQ (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.19	Bridge Loan Agreement dated May 1, 2023 among LeddarTech Inc. and IQ (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.20	Amendment to IQ Loan Offer dated as of June 12, 2023 between LeddarTech Inc. and IQ (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.21	Employment Agreement dated as of November 14, 2014, as subsequently amended, between LeddarTech and Charles Boulanger (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.22	Executive Employment Agreement dated as of October 1, 2023 between LeddarTech and Frantz Saintellemy (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.23	Employment Agreement dated as of June 20, 2022 between LeddarTech and David Torralbo (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.24	Executive Employment Agreement dated as of September 20, 2023 between LeddarTech and Christopher Stewart (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
4.25*	Form of Indemnity Agreement.
15.1	Unaudited Financial Statements of LeddarTech Inc. as of and for the three and nine months ended June 30, 2022 and 2023 (in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
15.2	Audited Financial Statements of LeddarTech Inc. as of and for the years ended September 30, 2021 and 2022 (included in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
15.4	Unaudited Pro Forma Condensed Combined Financial Information of the Surviving Company as of and for the Nine Months ended June 30, 2023 and for the Year-Ended September 30, 2022 (included in the Registration Statement on Form F-4 (File No. 333-275381), which is incorporated herein by reference).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

†	Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LeddarTech Holdings Inc.

December 28, 2023	By:	/s/ Frantz Saintellemy
		Name:	Frantz Saintellemy
		Title:	Chief Executive Officer and Director