Form 20-F
period 2023-09-30
LeddarTech Holdings Inc.
filed 2024-01-31
CIK 1981462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

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

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination” and the closing of the Business Combination, the “Closing”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately US$10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

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

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

IMPORTANT INFORMATION ABOUT IFRS

Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this Annual Report as “IFRS.”

INDUSTRY AND MARKET DATA

The industry and market data relating to our business included in this Annual Report is based on our internal estimates and research, as well as publications, research, surveys and studies conducted by independent third parties not affiliated to us. Industry publications, studies and surveys generally state that they were prepared based on sources believed to be reliable, although there is no guarantee of accuracy. While we believe that each of these studies and publications is reliable, we have not independently verified the market and industry data provided by third-party sources. In addition, while we believe our internal research is reliable, such research has not been verified by any independent source. We note that assumptions underlying industry and market data are subject to risks and uncertainties, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D Risk Factors” of this Annual Report.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We and our subsidiaries and affiliates own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their respective businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks, including, but not limited to, LeddarVision™, LeddarSense™ and VayaVision™. Other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this Annual Report are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report on Form 20-F (including the information incorporated by reference herein, this “Annual Report”) that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Annual Report and in any document incorporated by reference in this Annual Report may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D Risk Factors” below, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents incorporated by reference in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved.]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks and other information in this Annual Report, including our consolidated financial statements and related notes in connection with your ownership of our securities. If any of the events described below occur, our business and financial results could be materially adversely affected. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations.

References in this section to “we,” “us,” “our,” the “Company” or “LeddarTech” refer to LeddarTech Inc. and its subsidiaries prior to the consummation of the Business Combination, and LeddarTech Holdings Inc. and its subsidiaries subsequent to consummation of the Business Combination, unless the context otherwise requires or indicates otherwise.

Risks Relating to LeddarTech’s Business

LeddarTech’s recent transition from a sensory hardware-focused development business model to a sensory software-focused development business model means that effectively we are a “pre-revenue” business, and the transition makes evaluating LeddarTech’s business and future prospects difficult and may increase the risk of your investment.

In fiscal 2022, LeddarTech transitioned its business activities into an automotive software business model pursuant to which it is developing and marketing raw data fusion and perception software solutions. Prior to this transition in its business plan, LeddarTech’s costs and revenues were principally related to the development, production and sale of hardware and sensor components. LeddarTech has a limited operating history under this new business model, and is operating in a rapidly evolving market. As a result, there is limited historical financial information that investors can use in evaluating LeddarTech’s business, strategy, operating plan, results, and prospects. Furthermore, LeddarTech has not yet successfully commercialized its software solutions.

We have an unproven business model in a new market and face significant challenges in a rapidly evolving industry. LeddarTech’s prospects may be considered speculative and any failure to commercialize LeddarTech’s strategic plans would have an adverse effect on LeddarTech’s operating results and business, harm LeddarTech’s reputation and could result in substantial liabilities that exceed LeddarTech’s resources.

We have a limited operating history under LeddarTech’s new unproven business model and LeddarTech’s operations are subject to all of the risks inherent in the establishment of a new business enterprise, including a lack of operating history under LeddarTech’s new business model. We cannot be certain that LeddarTech’s business strategy will be successful or that we will be solvent at any particular time. LeddarTech’s likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. If we fail to address any of these risks or difficulties adequately, LeddarTech’s business will likely suffer. Because of the numerous risks and uncertainties associated with developing and commercializing LeddarTech’s raw data fusion and perception software solutions, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in LeddarTech’s securities. An investor in LeddarTech’s securities must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of procedures and products in the sensory software industries. We may never successfully commercialize LeddarTech’s LeddarVision™ solutions and LeddarTech’s business may fail.

We have incurred significant operating losses and net cash outflows since inception, and it is uncertain when, if ever, we will generate meaningful revenue and profitability under LeddarTech’s new business model.

LeddarTech had an accumulated deficit of $480.3 million as at September 30, 2023, and, for the fiscal years ended September 30, 2023 and September 30, 2022, incurred a net loss of $51.4 million and $73.4 million, respectively. LeddarTech realized net cash outflows related to operating and investing activities for the fiscal year ended September 30, 2023 amounting to $36.7 million and $11.2 million, respectively, and for the year ended September 30, 2022 amounting to $38.1 million and $12.0 million, respectively. As of December 31, 2023, after giving effect to the completion of the PIPE Financing and the Business Combination, the Company had approximately $70.8 million of indebtedness outstanding. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital management.” The Company is currently dependent on its shareholders and lenders to fund its operations, including the development of its technology. We have devoted most of LeddarTech’s financial resources to research and development activities. We expect to continue to incur substantial and increased expenses, losses and negative cash flows as we expand our development activities and progress with the commercialization of our products.

We have not achieved any OEM design wins, and while we have invested significant time, funds and efforts seeking OEM and Tier 1 selection of our solutions, our solutions ultimately may not be chosen for use in production models. If we fail to achieve OEM design wins after incurring substantial expenditures in these efforts, our future business, results of operations and financial condition would be adversely affected.

We invest significant effort and money developing our sensory software solutions to support ADAS or AD applications, developed by OEMs or automotive system integrators that are direct suppliers to OEMs (“Tier 1” suppliers), which we intend to be incorporated in one or more specific vehicle models to be produced by the OEMs. We refer to the selection by a Tier 1 supplier of our software for inclusion in such ADAS or AD applications, for the purposes of submitting such applications to an OEM, as a “Tier 1 design and integration win.” We use the term “OEM design win” to refer to the selection by an OEM of our software, whether directly from us for integration in the ADAS or AD applications developed by the OEM, or through selection of a Tier 1 supplier’s ADAS or AD application integrating our software, for incorporation in specific vehicle models with identified SOPs. There is no assurance that a Tier 1 design and integration win will develop into an OEM design win.

We could expend significant resources pursuing, but fail to achieve, either a Tier 1 design and integration win or an OEM design win. While we are in various stages of discussion with Tier 1 suppliers and OEMs, we have not yet achieved an OEM design win, and there is no assurance that these assessments will result in either a Tier 1 design and integration win or an OEM design win in the future.

After an OEM design win, it is typically difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new request for quotation because an OEM will generally not change complex technology already integrated in its systems until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and the OEM, which would make it more difficult for that firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, then our business, results of operations, and financial condition would be adversely affected.

Because we have not yet achieved an OEM design win, we cannot be certain as to our revenue model and anticipated pricing terms, whether royalty fees on a per unit basis, fees for engineering services and software licensing, data streams and other revenue sources. Additionally, future contracts with OEMs and Tier 1 suppliers may have certain contractual rights to cancel or delay their orders under certain circumstances. Such cancelations or delays could materially and adversely affect our ability to generate revenue (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. If our products are not successfully developed or commercialized, including because of a lack of capital, if we do not achieve broad market acceptance of our products and services, or if we cannot agree on attractive pricing terms with our target customers, we will not achieve profitability and our business may fail.

Even if we achieve OEM design wins, prospective customers may not purchase our solutions in any certain quantity, at any certain price or at all, and there may be significant delays between the time we achieve either a Tier 1 design and integration win or an OEM design win and the time a contract for production is agreed to and we are able to realize revenue. Any failure to obtain OEM and Tier 1 customers for our solutions and services, whether following Tier 1 design and integration wins, OEM design wins or otherwise, would materially adversely affect our business, results of operations and financial condition.

If we achieve an OEM design win, any resulting contracts with customers may not require them to purchase our solutions in any certain quantity or at any certain price, and our sales could be less than we forecast if a vehicle model for which we achieved an OEM design win is unsuccessful (including for reasons unrelated to our solutions), if an OEM decides to discontinue or reduce production of a vehicle model or of the use of our solutions in a vehicle model, or if we face downward pricing pressure. As a result, achieving OEM design wins is not a guarantee of revenue, and our sales may not correlate with the achievement of additional OEM design wins. Moreover, pricing estimates are made at the time of a request for quotation by an OEM, so that worsening market or other conditions between the time of a request for quotation and an order for our solutions may require us to sell our solutions for a lower price than we initially expected. We may also face pricing pressures from our customers as a result of their restructuring, consolidation, and cost-cutting initiatives or as a result of increased competition. As a particular solution matures and unit volumes increase, we also generally expect its average selling price (“ASP”) to decline. If we are not able to introduce solutions with additional features and functionality at higher price points to offset price reductions, then our business, results of operations, and financial condition would be adversely affected.

Furthermore, our solutions are technologically complex, incorporate many technological innovations, and are typically subject to significant safety testing, and OEMs generally must make significant commitments of resources to test and validate our solutions before including them in any particular vehicle model. Our low-level sensor fusion and perception technology controls supports ADAS and autonomous driving solutions control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking and therefore must be integrated effectively with the other systems of the vehicle developed by the OEM, our Tier 1 customers, and other suppliers, and we may be unable to achieve the requisite level of interoperability in a vehicle model for our solutions to be implemented even after an OEM design win. We expect the integration cycles of our solutions with new OEMs to be approximately one to three years after an OEM design win, depending on the OEM and the complexity of the solution. These integration cycles result in our investment of resources prior to realizing any revenue from a vehicle model. An OEM may choose to cancel production of the vehicle model for which we achieved the OEM design win or cancel or postpone the vehicle model.

In connection with any OEM design wins, we would expect to receive preliminary estimates from OEMs of their anticipated production volumes for the models relating to those design wins. Those estimates may be revised significantly by the OEMs, potentially multiple times, and may not be representative of future production volumes associated with those OEM design wins, which could be significantly higher or lower than estimated. Furthermore, long development cycles or vehicle model cancellations or postponements would adversely affect our business, results of operations, and financial condition.

Our financial statements contain disclosure regarding the significant doubt about our ability to continue as a going concern. Our ability to execute our business plan, to fund our operations and to continue as a going concern depends on our ability to raise capital and the continuous support of our creditors.

Prior to 2022, we had been focused on research and development activities with a view to developing advanced detection and ranging systems and solutions based on light (“LiDAR”). As of September 30, 2023, we had an accumulated deficit of approximately $480.3 million. We do not know whether or when we will become profitable. Our losses have resulted principally from disbursements made in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended September 30, 2023 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future.

LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways.

LeddarTech has limited sources of liquidity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital management,” and our historical combined financial statements and the accompanying notes included elsewhere in this Annual Report.

If LeddarTech does not raise additional capital in sufficient amounts LeddarTech will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the minimum cash covenant applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise additional capital, and depending on the level of relief from the minimum cash covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability. See “— Any significant reduction in headcount as part of the Implementation of the Company’s cost management plan may have a material adverse effect on LeddarTech’s operations and future prospects” and “— We operate in a highly competitive, dynamic and rapidly changing market and compete against a large number of established competitors and new market entrants, some of whom have substantially greater resources.” Implementation of the cost management plan also may adversely affect LeddarTech’s ability to retain skilled software engineers and other key employees. See “— If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.” Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). See “— Risks Relating to this Offering and Ownership of Our Securities — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.” In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

LeddarTech’s liquidity position will be further constrained by the requirement to maintain a minimum cash balance of at least $5.0 million. If LeddarTech is not able to maintain compliance with the minimum cash balance requirements, its debt obligations may be declared due and payable at a time when LeddarTech does not have sufficient resources to repay such debt obligations.

Pursuant to the terms of the Desjardins Credit Facility, LeddarTech is required to maintain a minimum cash balance of $5.0 million.

LeddarTech may be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this minimum cash covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $59.4 million aggregate principal amount of indebtedness of LeddarTech (including the convertible notes issued in the PIPE Financing) would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s common shares could lose all or a substantial part of their investment.

Any significant reduction in headcount as part of the implementation of the Company’s cost management plan may have a material adverse effect on LeddarTech’s operations and future prospects.

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same timeframe as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

We invest significantly in research and development, and to the extent our research and development efforts are unsuccessful, our competitive position would be negatively impacted and our business, results of operations and financial condition would be adversely affected.

To compete successfully, we must maintain successful research and development efforts, develop new solutions, and improve our existing solutions, all ahead of competitors. We are focusing our research and development efforts across several key emerging technologies, including computer vision, software-defined radar and solid-state LiDAR, low-level sensor fusion, and the LeddarVision™ Front — Entry-Level, LeddarVision™ Premium Surround and LeddarVision™ Parking systems. These are ambitious initiatives, and we cannot guarantee that all of these efforts will deliver the benefits we anticipate or be homologated as expected. We must make research and development investments based on our views of the most promising approaches to address future customer needs in rapidly evolving markets, and we cannot be certain that we will target out research and development investments appropriately, or correctly anticipate the manner in which these markets will evolve. To the extent our research and development efforts do not produce timely improvements in utility, accuracy, safety, cost and operational efficiency, our competitive position will be harmed. We do not expect all of our research and development investments to be successful. Some of our efforts to develop and market new solutions may fail, and the solutions we invest in and develop may be rejected by regulators or may not be well received by customers, who may adopt competing technologies. We make significant investments in research and development, and our investments at times may not contribute to our future operating results for several years, if at all, and such contributions at times may not meet our expectations or even cover the costs of such investments, which would adversely affect our business, results of operations, and financial condition.

We have incurred material charges in connection with our decision to exit our modules and components business, and may incur additional charges related to the related exit activities in the future.

In connection with the Company’s transition to a pure-play automotive software business model, the Company is exiting its modules and components business. In connection with this decision, the Company incurred restructuring costs of approximately $1.8 million during the FY2023. During the same period, the Company wrote down inventory by approximately $2.3 million and recorded an onerous contract loss of approximately $1.4 million. The Company may incur additional charges in connection with the exit from its modules and components business.

Our historical financial information, historical financial results and operating and business history, which were achieved under our prior sensory hardware-focused business model, may not be representative of our future results under a sensory software-focused business model.

The historical combined financial information included in this Annual Report may not be meaningful to an understanding of our results of operations, financial position, and cash flows in the future or what they would have been had we been pursuing our sensory software-focused business model strategy during the years presented. Our historical financial data presented in this Annual Report includes costs of our business under our prior sensory hardware-focused business strategy, which may not, however, reflect the expenses we would have incurred had we pursued our current sensory software-focused business model during the years presented. Actual costs that may have been incurred if we had pursued our sensory software-focused business model would depend on a number of factors, including the extent of research and development costs, data acquisition and storage costs, and other strategic decisions. See “Item 5. Operating and Financial Review and Prospects” and our historical combined financial statements and the accompanying notes included elsewhere in this Annual Report.

If we determine that our goodwill or intangible assets have become impaired, we could incur significant charges that would have a material adverse effect on our results of operations and financial condition.

As of September 30, 2023, the amounts of goodwill and intangible assets on our consolidated balance sheet subject to future impairment testing were $7.3 million and $43.4 million, respectively. Pursuant to IAS 36, we capitalize costs for product development projects. Initial capitalization of costs is based on management’s judgment that the Company can demonstrate the existence of a market for the product developed and that it will have the technical and financial capacity to complete the project until commercialization. Therefore, we conduct regular tests to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of intangible assets and the implied fair value of the intangible assets in the period the determination is made. This testing of intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions; changes in business operations; changes in competition; or potential changes in the price of Company Common Shares and LeddarTech’s market capitalization. Changes in these factors, or changes in actual performance compared with estimates of our future performance, could affect the fair value of goodwill or other intangible assets, which may result in an impairment charge. We cannot accurately predict the amount or timing of any impairment of assets. Should the value of our goodwill or other intangible assets become impaired, we could incur significant charges that would have a material adverse effect on our results of operations and financial condition.

If we are unable to develop and introduce new solutions and improve existing solutions in a cost-effective and timely manner, then our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.

Our business, results of operations, and financial condition depend on our ability to complete development of our raw data fusion and perception software solutions for the automotive market and to develop and introduce new and enhanced solutions that incorporate and integrate the latest technological advancements in sensing and perception technologies, software and hardware, and camera, radar, LiDAR, mapping, and AI technologies to satisfy evolving customer, regulatory, and safety rating requirements. For example, we will need to complete the development in a cost-effective manner of new generations of our LeddarVision™ Front — Entry-Level and LeddarVision™ Surround View Solution, each of which are important components of our planned approach to address the ADAS consumer and off-road vehicle markets. This Annual Report contains descriptions of our current expectations regarding the time frame in which we expect to have our software solutions deployed by our Tier 1 customers. These time periods are subject to significant uncertainty. We may encounter significant unexpected technical and production challenges, or delays in completing the development of these and other solutions and ramping production in a cost-efficient manner. The development of these and other new and enhanced solutions requires us to invest resources in research and development and also requires that we:

●	design innovative, accurate, and safety- and comfort-enhancing functions that differentiate our solutions from those of our competitors;

●	continuously improve the reliability of, and reduce and ultimately remove the requirement for human intervention with, our ADAS and autonomous driving technology;

●	cooperate effectively on new designs and development with our customers, suppliers and partners;

●	respond effectively to technological changes and product announcements by our competitors; and

●	adjust to changing customer requirements, market conditions, and regulatory and rating standards quickly and cost-effectively.

If we must significantly reduce our operating costs, we could experience delays in completing development of our solutions. If there are delays in, or if we fail to complete when expected or at all, our existing and new development programs, we may not be able to satisfy our customers’ requirements, achieve either Tier 1 design and integration wins or OEM design wins with our target customers, or achieve market acceptance of our solutions, and our business, results of operations, and financial condition would be adversely affected.

We operate in a highly competitive, dynamic and rapidly changing market and compete against a large number of established competitors and new market entrants, some of whom have substantially greater resources.

The markets for sensing technology applicable to the ADAS and AD industries are highly competitive, dynamic and rapidly changing. Our future success will depend on our ability to remain a leader in our targeted markets by continuing to develop and protect from infringement low-level sensor fusion and perception software in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering sensor software and indirectly by attempting to solve some of the same challenges with different technology. We face competition from sensor fusion and perception software companies, Tier 1 suppliers and other technology and automotive supply companies, and OEMS, and most of our principal competitors have significantly greater resources than we do. In the automotive market, our competitors have commercialized both LiDAR and non-LiDAR-based ADAS technology that has achieved market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing ADAS and autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our existing and prospective customers in the ADAS and AD markets have announced development efforts or made acquisitions directed at creating their own sensing technologies, which would compete with our solutions. We cannot be certain how close these competitors may be to commercializing autonomous driving systems or novel ADAS applications.

If our target customers purchase a competing solution from any of our competitors, it may be difficult to displace such competitor with our solutions until the OEM issues a new request for quotation because an OEM will generally not change complex technology already integrated in its systems until a vehicle model is revamped. Accordingly, it is important that the Company achieve both Tier 1 design and integration wins and OEM design wins with its target customers quickly. If we must significantly reduce our operating costs, we could experience delays in completing development of our solutions, and suffer significant competitive disadvantage.

Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, any of which will adversely affect our business, results of operations and financial condition.

We expect that a substantial portion of future revenue will come from a small number of OEMs and Tier 1 customers, and the loss of or a significant reduction in sales to, one or more of major Tier 1 customers and/or the discontinued incorporation of our solutions by one or more major OEMs in their vehicle models, would materially adversely affect our business, results of operations and financial condition.

We seek to supply OEMs with the LeddarVision™ platform directly or through our arrangements with Tier 1 suppliers, which are direct suppliers to OEMs. See “— Even if we achieve OEM design wins, prospective customers may not purchase our solutions in any certain quantity, at any certain price or at all, and there may be significant delays between the time we achieve either a Tier 1 design and integration win or an OEM design win and the time a contract for production is agreed to and we are able to realize revenue. Any failure to obtain OEM and Tier 1 customers for our solutions and services, whether following Tier 1 design and integration wins, OEM design wins or otherwise, would materially adversely affect our business, results of operations and financial condition.”

We believe our business, results of operations, and financial condition for the foreseeable future will likely depend on sales to a relatively small number of Tier 1 customers and the incorporation of our solutions by a relatively small number of OEMs in their vehicle models. In the future, our target OEM and Tier 1 customers may decide not to purchase our solutions or may alter their purchasing patterns, and OEMs may discontinue incorporation of our solutions in their vehicle models, including as a result of a transition to in-house solutions or solutions provided by our competitors, or their individual or aggregate production levels may decline due to a number of factors, including supply chain challenges and macroeconomic conditions. Further, the amount of revenue attributable to any single OEM or Tier 1 customer, or our OEM and Tier 1 customer concentration generally, may fluctuate in any given period. In the event we achieve OEM design wins in the future, the loss of one or more key OEM or Tier 1 customers, a reduction in sales to any key OEM or Tier 1 customer, the discontinued or decreased incorporation of our solutions by a key OEM, or our inability to attract new significant Tier 1 customers and OEMs would negatively impact our revenue and adversely affect our business, results of operations, and financial condition.

We have entered into strategic collaborations, but not yet signed commercial agreements, with two Tier 1 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.

We are in various stages of discussion with Tier 1 suppliers and OEMs, covering more than 30 design win opportunities. As a result of such discussions, we have publicly announced strategic collaborations with Trimble Inc. (“Trimble”) and FICOSA ADAS S.L. (“Ficosa”), each a leading Tier 1 supplier in the automotive industry. Trimble has recently announced an agreement to transfer its agricultural technology business (the division with which LeddarTech has a strategic collaboration) to a joint venture with AGCO Corp. Upon completion of their transaction, it is expected that AGCO will own 85% of the joint venture, with Trimble retaining the remaining 15%. It is not clear at this time how the change in ownership of this business will affect LeddarTech’s strategic collaboration. See “Business.” We have not yet entered into commercial agreements with any Tier 1 supplier or OEM, and there is no assurance that these strategic collaborations will result in either commercial agreements or OEM design wins.

In the event we execute commercial agreements with prospective customers, such agreements may have contractual rights to cancel or delay orders, or the timeframe for development and integration of our software may be extended beyond the timing provided for in such agreements, potentially resulting in the agreements expiring without generating revenue or achieving OEM design wins. Any subsequent renegotiation of such agreements may result in terms less favorable to us. Such cancelations, delays, expirations and renegotiations could materially and adversely affect our ability to generate revenue (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. See “— We have not achieved any OEM design wins, and while we have invested significant time, funds and efforts seeking OEM and Tier 1 selection of our solutions, our solutions ultimately may not be chosen for use in production models. If we fail to achieve OEM design wins after incurring substantial expenditures in these efforts, our future business, results of operations and financial condition would be adversely affected.”

Product integration could face complications or unpredictable difficulties, which may adversely impact customer adoption of our products and our financial performance.

Our products are designed to function as part of a system, and therefore are to be integrated with other sensing technologies, software products and customer applications. Required integration efforts can be time consuming and costly and there is no guarantee that results will be satisfactory to the end customer. These challenges are even more present in the automotive sector where components are subject to as much as several years of product and design validation before they are fitted into a vehicle program. While the Company expects to work with system integrators which lend their experience to these workstreams, there is no guarantee that unforeseen delays or setback would not arise that would impair our ability to launch with key programs across our sectors of focus.

Our business may suffer from claims relating to, among other things, actual or alleged defects in our solutions. If our solutions actually or allegedly fail to perform as expected, publicity related to these claims could harm our reputation and decrease demand for our solutions or increase regulatory scrutiny of our solutions.

Our software products are complex and, from time to time, have had, and could have or could be alleged to have, defects in design, security vulnerabilities or other errors, failures, or other issues of not functioning in accordance with their specifications or as expected. Some errors or defects in our solutions have been, and could be, initially undetected and only discovered after they have been tested, commercialized, and deployed by customers. Alleged or actual defects in any of our solutions could result in adverse publicity for us, warranty claims, litigation against us, legal expenses and damages, our customers never being able to commercialize technology incorporating our solutions, negative publicity for our customers, and other consequences. Errors, defects, or security vulnerabilities could result in serious injury to or death of the end users of vehicles incorporating our solutions, or those in the surrounding area, including as a result of traffic accidents and collisions. If that is the case, we would incur significant additional development costs and product recall, repair, or replacement costs.

If any of our solutions are or are alleged to be defective, we may be required to participate in a recall involving such solutions. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process, OEMs may look to their direct and indirect suppliers for contribution when faced with recalls and product liability claims. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a Tier 1 customer or OEM, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the OEM asserts that the solution supplied did not perform as warranted. Our potential liability may increase to the extent that OEMs increasingly purchase our products directly, as opposed to incorporating our solutions through indirect purchases from our Tier 1 customers. Product liability, warranty, and recall costs would have an adverse effect on our business, results of operations, and financial condition. In addition, product liability claims present the risk of protracted litigation, legal fees, and diversion of management’s attention from the operation of our business, even if our defense of these claims is ultimately successful.

Furthermore, the automotive industry in general is subject to significant litigation claims due to the potentially severe consequences of traffic collisions or other accidents. As a provider of solutions related to, among other things, preventing traffic collisions and other accidents, we could be subject to litigation for traffic collisions or other accidents, even if our solutions or their features or the failure thereof did not cause any particular traffic collision or accident. We expect in the future that our technology will be involved in accidents resulting in death or personal injury, and such accidents where our solutions or their features are involved may be the subject of significant public attention. There also remains significant uncertainty in the legal implications to providers of emerging ADAS and AD technologies of traffic collisions or other accidents involving such technologies, particularly given variations in legal and regulatory regimes that are emerging in different jurisdictions, and we may become liable for losses that exceed the current industry norms as the regulatory and legal landscape develops.

Publicity regarding claims involving our solutions can also have an adverse effect on our reputation and the reputation for low-level sensor fusion technology, and the ADAS and AD solutions utilizing such technology, which could decrease consumer demand for vehicles incorporating these technologies. Further, enhanced publicity surrounding such claims may also increase the regulatory scrutiny of our platforms, which could have a material adverse effect on our ability to complete our business plans.

Although we intend to use disclaimers, limitations of liability, and similar provisions in our agreements with our customers, there is no assurance that any or all of these provisions will prove to be effective barriers to product liability claims. In addition, although we intend to procure and maintain product liability insurance in respect of our software solutions, there is no assurance that such insurance will be adequate to cover any or all of our potential losses as a result of large deductibles and broad exclusions. The cost of such insurance may substantial, and there can be no assurance that such insurance will be available in adequate amounts or on acceptable terms, or at all. Our insurers may also discontinue our insurance coverage, and we may be unable to find replacement insurance on acceptable terms, or at all.

If we are unable to overcome our limited sensory fusion solutions sales history and are unable establish and maintain confidence in our long-term business prospects among our customer prospects and within our industry or are subject to negative publicity, then our future business, results of operations and financial condition would be adversely affected.

OEMs and Tier 1 customers may be less likely to purchase our sensor fusion solutions if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term.

Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among OEMs, Tier 1 customers, suppliers, analysts, ratings agencies and other parties in our products, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as customer unfamiliarity with low-level sensor fusion solutions, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of ADAS and autonomous vehicles or our other services and our production and sales performance compared with market expectations.

We are highly dependent on the services of our senior executive officers and loss of key personnel could impair our success.

We are highly dependent on our senior executive officers, including Frantz Saintellemy, our President and Chief Executive Officer. Mr. Saintellemy and other members of our executive team are highly active in our management and allocate a significant amount of time to our company. The loss of Messrs. Saintellemy or other members of our executive team would adversely affect our business because their loss could make it more difficult to, among other things, compete with other market participants, manage our R&D activities and retain existing customers or cultivate new ones, particularly if any such departure occurs while LeddarTech is operating under its cost management plan. Negative public perception of, or negative news related to, Mr. Saintellemy and other members of our executive team may adversely affect our brand, relationship with customers or standing in the industry.

If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.

Hiring and retaining qualified executives, developers, engineers, technical staff, and sales representatives are critical to our business. The competition for highly skilled employees in our industry is increasingly intense. Competitors for technical talent increasingly seek to hire our employees. Changes in the interpretation and application of employment-related laws to our workforce practices may also result in increased operating costs and less flexibility in how we meet our changing workforce needs. To help attract, retain, and motivate qualified employees, we intend to use employee incentives such as share-based awards. Our employee hiring and retention also depend on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. If our share-based or other compensation programs and workplace culture cease to be viewed as competitive, our ability to attract, retain, and motivate employees would be weakened, which would harm our results of operations. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time. Moreover, sustained declines in our stock price can reduce the retention value of our share-based awards. If we do not effectively hire, onboard, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.

Unplanned changes in our management team can also disrupt our business. Our management and senior leadership team has significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes may occur from time to time, and we cannot predict whether significant unplanned resignations will occur or whether we will be able to recruit qualified personnel. In addition, the relationships and reputation that members of our management and key leadership have established and maintain with our target Tier 1 and OEM customers contribute to our ability to maintain strong relationships with key partners and to identify new business opportunities.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and our stock price could decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

To date, we have limited experience with acquisitions and the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our stock price to decline.

Continued pricing pressures and customer cost reduction initiatives may result in lower than anticipated margins, or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with customers may require step-downs in pricing over the term of the agreement or, if commercialized, over the period of production. In addition, our customers may reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. We expect to be subject to substantial continuing pressure from customers and suppliers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as customers pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

The Company will need to raise additional funds to meet its capital requirements, and such funds may not be available on commercially reasonable terms, or at all, which could materially and adversely affect LeddarTech’s business, results of operations or financial condition and its ability to continue as a going concern.

LeddarTech will need to raise additional capital to, among other things, conduct research and development, and to complete development, testing, qualification, and marketing of its solutions, including its Surround View Solution (LVS-2+). If LeddarTech is not successful in raising additional capital, it is expected that it will need to implement a cost management plan that could have a number of material adverse effects on its business, operations and profitability. See “— LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways.” LeddarTech’s future capital requirements may be uncertain and actual capital requirements may be different from those it currently anticipates. LeddarTech may seek equity or debt financing to finance a portion of its future capital expenditures. Such financing might not be available to it in a timely manner or on terms that are acceptable, or at all.

LeddarTech’s ability to obtain the necessary financing to carry out its business plan is subject to a number of factors, including general market conditions and investor acceptance of its business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to it. In particular, recent disruptions in the financial markets and volatile economic conditions could affect its ability to raise capital. LeddarTech’s future capital needs and other business reasons could require it to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute its shareholders. The issuance of debt securities and incurrence of additional indebtedness would result in increased debt service obligations. Holders of any debt securities or preferred shares will have rights, preferences and privileges senior to those of holders of its common shares in the event of liquidation. Any financial or other restrictive covenants from any debt securities would restrict its operations or its ability to pay dividends to its shareholders.

We are affected by fluctuations in currency exchange rates, including those in connection with recent inflationary trends in the United States of America (“United States” or “U.S.”), Canada, and globally.

We are exposed to adverse as well as beneficial movements in currency exchange rates. Our functional currency is the Canadian dollar, and we incur financial expenses in connection with fluctuations in value due to foreign exchange differences between our monetary assets and liabilities denominated in U.S. dollars and other currencies. Our financial results are reported in Canadian dollars and a substantial portion of our payroll and other operating expenses are accrued in New Israel Shekels and U.S. dollars. A weakened Canadian dollar will increase the cost of expenses such as payroll, utilities, tax, marketing expenses, and capital expenditures. We anticipate that we will realize a substantial portion of our revenue in U.S. dollars. A decline in the value of the U.S. dollar relative to the Canadian dollar could adversely affect our reported revenue. Changes in exchange rates would adversely affect our business, results of operations, and financial condition.

Global or regional conditions can adversely affect our business, results of operations, and financial condition.

We have testing, research and development, sales and other operations in several other countries, and some of our business activities are concentrated in one or more geographic areas. As a result, our business, operating results, and financial condition, including our ability to test, design, develop, or sell products, and the demand for our solutions, are at times adversely affected by a number of global and regional factors outside of our control.

Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary, or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses including on IT infrastructure, increases in unemployment and lower consumer confidence and spending. Adverse changes in economic conditions can significantly harm demand for our solutions and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also lead to increased credit and collectability risks, higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our suppliers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments.

Additionally, VayaVision Sensing Ltd. (“VayaVision”), our subsidiary that conducts a substantial portion of our research and development activities, is located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities, and a number of state and non-state actors have publicly committed to its destruction. Political, economic and security conditions in Israel could directly affect our operations. We could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. The current hostilities between Israel and Hamas, and any escalation of such hostilities, as well as any future armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Iran, or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations. In connection with the current hostilities with Hamas, Israel has called up 360,000 reservists, including a number of VayaVision’s employees. The call-up of reservists, and any additional call-up in the future, could also negatively affect our business, and harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on our business in the future.

We can be adversely affected by other global and regional factors that periodically occur, including:

●	geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity;

●	natural disasters, public health issues (including the COVID-19 pandemic) and other catastrophic events;

●	inefficient infrastructure and other disruptions, such as supply chain interruptions and large-scale outages or unreliable provision of services from utilities, transportation, data hosting or telecommunications providers;

●	formal or informal imposition of new or revised export, import or doing-business regulations, including trade sanctions, tariffs, and changes in the ability to obtain export licenses, which could be changed without notice; government restrictions on, or nationalization of, our operations in any country, or restrictions on our ability to repatriate earnings from a particular country;

●	adverse changes relating to government grants, tax credits or other government incentives, including more favorable incentives provided to competitors;

●	differing employment practices and labor issues;

●	ineffective legal protection of our intellectual property rights in certain countries;

●	local business and cultural factors that differ from our current standards and practices;

●	continuing uncertainty regarding social, political, immigration and tax and trade policies; and

●	fluctuations in the market values of any of our investments, which can be negatively affected by liquidity, credit deterioration or losses, interest rate changes, financial results, political risk, sovereign risk, or other factors.

Catastrophic events can adversely affect our business, results of operations, and financial condition.

Our operations and business, and those of our customers and direct and indirect vendors and suppliers of OEMs, can be disrupted by natural disasters, industrial accidents, public health issues (including the COVID-19 pandemic), cybersecurity incidents, interruptions of service from utilities, transportation, telecommunications or information technology systems and networks (“IT systems”) providers, production equipment failures or other catastrophic events. For example, we have at times experienced disruptions in our production processes as a result of power outages, improperly functioning equipment, and disruptions in supply of raw materials or components, including due to cybersecurity incidents affecting our suppliers. Global climate change can result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding. The long-term effects of climate change on the global economy and the IT industry in particular are unclear, but could be severe.

Catastrophic events could make it difficult or impossible to produce or deliver products to our customers, receive production materials from our suppliers or perform critical functions, which could adversely affect our revenue and require significant recovery time and expenditures to resume operations. While we maintain business recovery plans, some of our systems are not fully redundant and we cannot be sure that our plans will fully protect us from such disruptions. Furthermore, even if our operations are unaffected or recover quickly, if our customers or suppliers cannot timely resume their own operations due to a catastrophic event, we may experience reduced or cancelled orders or disruptions to our supply chain that would adversely affect our business, results of operations, and financial condition.

Disruptions in financial markets may adversely impact the availability and cost of credit and have other adverse effects on us and the market price of our stock.

Our ability to make scheduled payments on, or to refinance, our debt obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. The global equity and credit markets have experienced in the past, and may experience in the future, periods of extraordinary turmoil and volatility. These circumstances may materially and adversely impact liquidity in the financial markets at times, making terms for certain financings less attractive or in some cases unavailable. Disruptions and uncertainty in the equity and credit markets, including as a result of recent bank failures and uncertainty in the banking sector generally, may negatively impact our ability to refinance existing indebtedness and access additional financing for acquisitions, development of our properties and other purposes at reasonable terms or at all, which may negatively affect our business and the market price of our common shares. If we are not successful in refinancing our existing indebtedness when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital through the issuance of our common or preferred stock.

Risks Related to Our Intellectual Property Rights

We may not be able to adequately protect, defend or enforce our intellectual property rights, and our efforts to do so may be costly.

The success of our solutions and business depends in part on our ability to obtain patents and other intellectual property rights and to maintain adequate legal protection for our solutions in the United States, Canada and other international jurisdictions. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access, replicate or circumvent our proprietary technology and our business, results of operations, and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee invention assignment agreements, employee and third-party nondisclosure agreements and similar means, all of which provide only limited protection. We have filed for patent and trademark registration in the United States, Canada and in certain other international jurisdictions. However, effective intellectual property protection may be unavailable in some countries where we operate or seek to enforce our intellectual property rights or more limited in foreign jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Our issued patents and trademarks and any pending or future patent and trademark applications that may result in issuances or registrations may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. As a result, we may not be able to protect our proprietary rights adequately in the United States, Canada or elsewhere. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, results of operations, and financial condition.

Despite our efforts, unauthorized parties may attempt to copy, reverse engineer, disclose, obtain, or use our technologies or systems. Our competitors may also be able to independently develop similar products or services that are competitive to ours or design around our issued patents. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude or make costlier the use of our technology. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States or other countries. We may be a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit is likely to be time-consuming and expensive to resolve and may divert our management’s time and attention from our business, which could adversely affect our business, results of operations, and financial condition, and legal fees related to such litigation will increase our operating expenses and may reduce our net income. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Furthermore, any litigation initiated by us could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which could adversely affect our business, results of operations, and financial condition.

We may become subject to claims and litigation brought by third parties alleging infringement by us of their intellectual property rights.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity, or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. In recent years, there has been significant litigation globally involving patents and other intellectual property rights.

In the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are used in the development of solutions that are similar to the solutions they were involved in developing for their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our suppliers, employees, consultants, or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our solutions or business operations or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our solutions may infringe. If any of our solutions infringe a third party’s patent rights, or if we wish to avoid potential intellectual property litigation on any alleged infringement relating to our solutions, we could be prevented from selling, or we could elect not to sell, such solutions unless we obtain additional intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Alternatively, we could be forced to redesign one or more of our solutions to avoid any infringement or allegations thereof. Procuring or developing substitute solutions that do not infringe could require significant effort and expense, and we may not be successful in any attempt to redesign our solutions to avoid any alleged infringement.

A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed intellectual property rights, on acceptable terms and on a timely basis, could materially adversely affect our business, financial condition, and results of operations. A party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our solutions to our customers. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our solutions. We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our customers, suppliers and other business partners from damages and costs which may arise from the infringement by our solutions of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Furthermore, our defense of intellectual property rights claims brought against us or our customers, business partners or other related third parties, regardless of our success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. A claim that our solutions infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers or suppliers, may deter future customers from purchasing our solutions and could seriously harm our reputation with our customers or suppliers, as well as our reputation in the industry at large.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how that can be more difficult to protect or enforce, which could allow competitors to independently develop or commercialize superior technology, software and products.

We rely on proprietary information (such as trade secrets, know-how, and confidential information) to protect intellectual property that may not be patentable and may not be subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. Such proprietary information may be owned by us or disclosed to us by our licensors, suppliers or other third parties. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement, or misappropriation of our proprietary information, may be limited as to their term, and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in or to related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to protect and enforce our intellectual property rights. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident would affect our competitive position and adversely affect our business, results of operations, and financial condition.

We use certain software and data governed by open-source licenses, which under certain circumstances could adversely affect our business, results of operations, and financial condition.

Certain of our software and data, as well as that of our customers and vendors, may be derived from or otherwise incorporate so-called “open source” software and data that is generally made available to the public by its authors and/or other third parties. Some open-source software is made available under licenses that impose certain obligations on us regarding modifications or derivative works we create based upon the open-source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. Additionally, if we combine our proprietary software with open-source software in certain manners we could be required to release the source code of our proprietary software or to make our proprietary software available under open-source licenses to third parties at little or no cost or on unfavorable license terms. In the event that the copyright holder of, or other third party that distributes, open-source software alleges that we have not complied with the terms of an open-source license, we could incur significant legal costs defending ourselves against such allegations. If such claims are successful, we could be subject to significant damages, required to release the source code that we developed using that open-source software to the public, enjoined from distributing our software and/or required to take other actions that could adversely affect our business, results of operations, and financial condition.

While we take steps to monitor the use of open-source software in our solutions, processes and technology and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related product, processes, or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our solutions, processes, or technology, we could, under certain circumstances, be required to disclose the source code to our solutions, processes, or technology. This could harm our intellectual property position and adversely affect our business, results of operations, and financial condition.

Further, the use of open-source software can lead to vulnerabilities that may make our software susceptible to attack, and although some open-source vendors provide warranty and support agreements, it is common for such software to be available “as is” with no warranty, indemnity, or support. Although we monitor our use of such open-source code to avoid subjecting our solutions to unintended conditions, such use, under certain circumstances, could materially adversely affect our business, financial condition and operating results and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts.

Our subsidiary has received Israeli government grants for certain of its research and development activities and it may receive additional grants in the future. The terms of those grants restrict our ability to transfer technologies outside of Israel, and we may be required to make payments in such cases.

Our subsidiary, VayaVision, received a total of approximately $3.0 million from the Israel Innovation Authority (“IIA”), of which approximately $1.5 million is subject to royalties. We may in the future apply to receive additional grants from the IIA to support our research and development activities. With respect to such grants we are committed to pay royalties at a rate of 3% to 4% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at annual rates linked to a benchmark rate, with a cumulative maximum value of 50%. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and of the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA would impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel, including requiring retroactive redemption payments up to a maximum amount, or may not grant such approvals at all. While we have submitted a request to the IIA to permit the development work being done using aspects of technologies developed by VayaVision using IIA funding, there can be no assurance that such approvals will be granted on favorable terms, or at all. Failure to obtain such approvals could have a material adverse effect on our business, financial condition and results of operations.

In addition, the consideration available to our shareholders in a future transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. Any such mergers require IIA approval and may require payments.

In addition to the above, any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of the share capital or voting rights of VayaVision, (ii) is entitled to appoint one or more of the directors or the chief executive officer of VayaVision or (iii) serves as one of the directors or as the chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above. Such notification will be required in connection with the investment being made by an investor. Approval for any transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

Risks Related to Privacy, Data, and Cybersecurity

Interruptions to our information technology systems and networks and cybersecurity incidents could adversely affect our business, results of operations, and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we rely on IT systems to process, transmit, and store electronic information, and to manage or support our business and consumer facing activities. Our operations routinely involve receiving, storing, processing, and transmitting confidential or sensitive information pertaining to our business, customers, suppliers, employees, and other sensitive matters, including trade secrets, other proprietary business information, and personal information. Although we have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data breach or compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission, and storage of digital information, we cannot guarantee that such measures will be adequate to detect, prevent, or mitigate cyber incidents. The implementation, maintenance, segregation, and improvement of these measures requires significant management time, support, and cost. Moreover, there are inherent risks associated with developing, improving, expanding, and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain, and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies, or produce, sell, deliver, and service our solutions, adequately protect our intellectual property, or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations, and contracts.

We cannot be sure that the IT systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained, or expanded as planned. While cyberattacks against our third-party vendors or suppliers have not materially adversely affected us to date, future cyberattacks on such third parties may cause significant disruptions and materially adversely affect our business, results of operations, and financial condition. In addition, despite the implementation of preventative and detective security controls, such IT systems are vulnerable to damage, shutdown, or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, terrorism, and war. Additionally, our IT systems and products may be vulnerable to malicious acts by hackers, including through use of computer viruses, malware (including ransomware), phishing attacks, or denial of service attacks.

We regularly face attempts by others to gain unauthorized access, or to introduce malicious software, to our IT systems. Individuals or organizations, including malicious hackers, state-sponsored organizations, insider threats, including employees and third-party service providers, or intruders into our physical facilities, at times may attempt to gain unauthorized access to or corrupt our IT systems, products, or services. We are a target for computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our processes, solutions, and services. We are also a target for malicious attackers who attempt to gain access to our network or data centers or those of our suppliers, customers, partners, or end users, steal proprietary information related to our business, products, employees, suppliers, and customers, interrupt our infrastructure, systems, and services or those of our suppliers, customers, or others, or demand ransom to return control of such systems and services. Such attempts are increasing in number and in technical sophistication, and if successful, expose us and the affected parties to risk of loss or misuse of confidential or other proprietary or commercially sensitive information, compromise personal information regarding users or employees, disrupt our business operations, and jeopardize the security of our facilities. Our IT infrastructure also includes products and services provided by third parties, and these providers may experience breaches of their systems and products that impact the security of our systems and our proprietary or confidential information.

We have experienced attempted data breaches, cyberattacks, and other similar incidents, none of which have resulted in a material adverse impact to our business or operations, but there can be no guarantee we will not experience an incident that would have such an impact. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, rebuilding internal systems, writing down inventory value, implementing additional threat protection measures, providing modifications to our solutions, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties, as well as reputational harm. In addition, cybersecurity threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. As a result of the COVID-19 pandemic, remote work and remote access to our systems have increased significantly, which also increases our cybersecurity attack surface. There has also been an increase in cyberattack volume, frequency, and sophistication driven by the global enablement of remote workforces. We seek to detect and investigate unauthorized attempts and attacks against our network and solutions and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our solutions. However, despite the implementation of preventative and detective security controls, we, and the third parties upon which we rely, remain potentially vulnerable to additional known or unknown cybersecurity threats. In some instances, we, our suppliers, our customers, and end users, can be unaware of an incident or its magnitude and effects. Even when a security breach is detected, the full extent of the breach may not be determined, and even if determined, a full investigation may require time and resources. Any actual or perceived security incident could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties, including our customers, and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which would adversely affect our business, results of operations, and financial condition. The costs related to cybersecurity breaches, attacks or other similar incidents or network or computer system disruptions typically would not be fully insured or indemnified. We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cybersecurity breach, attack or other similar incident.

Security breaches and other disruptions of our in-vehicle systems and related data could impact the safety of our end users and reduce confidence in us and our solutions.

Our operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of its operations, information security, technical failures and overload of system servers. Impairment of the stability of computer systems and inability on our part to return its systems to normal operation within a reasonable timeframe, or the lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage our reputation and harm its business outcomes. Our low-level sensor fusion and perception solutions contain complex information technology. These solutions, as integrated in ADAS and autonomous driving technologies, may affect the control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking. Hackers may attempt in the future to gain unauthorized access to modify, alter, and use such systems to gain control of, or to change, the functionality, user interface and performance characteristics of vehicles incorporating our solutions, or to gain access to data stored in or generated by the vehicle. In addition, as we transition to offering solutions that involve cloud-based solutions, including over-the-air updates, our solutions may increasingly be subject to cyber threats. Hackers may attempt to infiltrate, steal, corrupt, or manipulate such data on the cloud, which could also result in our low-level fusion technology malfunctioning. Malicious cybersecurity attacks against our technology, utilized by in-vehicle systems that relate to automotive safety and related data, such as the data described in the preceding sentence, could potentially lead to bodily injury or death of end users, passengers, and others. Any unauthorized access to or control of vehicles incorporating our solutions or their systems could adversely impact the safety of those vehicles, or result in legal or regulatory claims or proceedings, liability, or regulatory penalties. Moreover, new laws, such as the new data law in Massachusetts that would permit third-party access to vehicle data and related systems, could expose our vehicles and vehicle systems to third-party access without appropriate security measures in place, leading to new safety and security risks, and reducing trust and confidence in our solutions. In addition, regardless of their accuracy, reports of unauthorized access to our solutions, their systems, or data, as well as other factors that may result in the perception that our solutions, their systems, or data are capable of being hacked, could harm our reputation, and adversely affect our business, results of operations, and financial condition.

Failures or perceived failures to comply with privacy, data protection, and information security requirements, or theft, loss, or misuse of personal information about our employees, customers, end users, or other third parties, or other information, could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal information collected, used, stored, or transferred by us to run our business could result in significantly increased business and security costs or costs related to defending legal claims. For example, data collected by the sensor of our solutions during the development cycle of a project may include personal information such as license plate numbers of other vehicles, facial features of pedestrians, appearance of individuals, GPS data, and geolocation data. Notwithstanding our efforts to protect the security and integrity of our customers’ personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers, or we otherwise experience a data loss with respect to customers’ personal information. A major breach of our network security and systems may result in fines, penalties, and damages, harm our reputation, and adversely affect our business, results of operations, and financial condition.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. We are subject to a variety of local, state, national and international laws, directives, and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer, and other processing of personal data in the different jurisdictions in which we operate (“Data Protection Laws”). Any failure by us or our vendors or other business partners to comply with our public privacy notice or with U.S. federal, state, local, Canadian, Chinese, or other foreign or international Data Protection Laws could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs. Global privacy legislation, enforcement, and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. Because many Data Protection Laws are new or subject to recent revisions or updates, there is often little clarity as to their interpretation or best practices for compliance, as well as a lack of precedent for the scope of enforcement. Costs to comply with Data Protection Laws and implement related privacy and data protection measures are significant, and may require us to change our business practices and compliance manners. Any noncompliance could adversely affect our ability to collect, analyze, and store data, expose us to significant monetary penalties, damage to our reputation, result in suspension of online services or sites in certain countries, and even result in criminal sanctions. Even our inadvertent failure to comply with Data Protection Laws could result in audits, regulatory inquiries, or proceedings against us by governmental entities or other third parties. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, to successfully negotiate privacy, data protection, or information security-related contractual terms with customers, or to comply with Data Protection Laws, could result in additional cost and liability to us, harm our reputation and brand, and could adversely affect our business, results of operations, and financial condition.

Risks Related to Our Industry

The current uncertain economic environment and inflationary conditions may adversely affect global vehicle production and demand for our solutions.

Our business depends on, and is directly affected by, the global automobile industry. Economic conditions in North America, Europe and Asia can have a large impact on the production volume of new vehicles, and, accordingly, have an impact on our revenue. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence and purchasing power, energy and fuel costs, fuel availability, environmental impact, governmental incentives, regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions, such as those caused by the COVID-19 pandemic, and in response to labor relations issues and shortages, supply chain disruptions, regulatory requirements, trade agreements and other factors. Moreover, automakers continue to face supply chain shortages, and we expect that global vehicle production will not fully recover from the impact of supply chain constraints in 2023. Furthermore, current uncertain economic conditions and inflation may contribute to a reduction in consumer demand, which may reduce vehicle production over at least the next several quarters. In addition to these general economic factors, uncertainties in specific markets may further contribute to lower vehicle production. For example, the disruption by Russia of gas supplies to Western Europe could significantly impact industrial production, including vehicle production, in significant markets such as Germany. We cannot predict when the impact of these factors on global vehicle production will substantially diminish. We believe that the expected continued constraint on global automotive production resulting from supply chain shortages and the effect of economic uncertainty will limit our ability to increase our revenue. More generally, the volume of automotive production in North America, Europe, China, and the rest of the world has fluctuated, sometimes significantly, from year to year, for many reasons, and such fluctuations give rise to fluctuations in the demand for our solutions. As a result, in addition to the impact of the current uncertainties that we anticipate to impact automotive production in the near term, adverse changes in economic or market conditions or other factors, including, but not limited to, general economic conditions, the bankruptcy of any of our customers or the closure of OEM manufacturing facilities may result in a reduction in automotive sales and production, and could have an adverse effect on our business, results of operations, and financial condition.

ADAS and AD systems rely on a complex set of technologies, and there is no assurance that the rate of acceptance and adoption of these technologies will increase in the near future or that a market for fully autonomous vehicles will fully develop.

ADAS and autonomous driving systems rely on a complex set of technologies, which requires the coordinated development of sensing, mapping, object detection and classification as well as path planning and navigation. These functions and capabilities are in different stages of development, and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes the physical sensors, as well as object classification and perception software. In many cases, it will be sold as part of a system where it must work within the core autonomous driving platform of an original equipment manufacturer. If customer technology is not ready to be deployed in vehicle models when our sensing technology is ready for adoption, launch of production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.

There are a number of additional challenges to autonomous driving, all of which are outside of our control, including market acceptance of autonomous driving, particularly fully autonomous driving, national or state certification requirements and other regulatory measures, concerns regarding litigation, cyber security risks, as well as a general aversion by some consumers to the idea of self-driving vehicles. There can be no assurance that the market will accept any vehicle model, including a vehicle containing our technology, in which case our future business, results of operations and financial condition could be adversely affected.

We operate in an industry that is new and rapidly evolving. The market and industry projections included in this presentation are subject to significant uncertainty. If markets for sensor fusion products develop more slowly than we expect, or long-term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, ADAS and autonomous driving applications require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these automotive systems depend on technology from many companies in addition to ours, commercialization of some ADAS or autonomous driving solutions could be delayed or impaired on account of certain technological components of our or others not being ready to be deployed in vehicles. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth.

This Annual Report contains estimates and forecasts concerning our industry, including estimates of the growth of the market for higher levels of automation and for low-level fusion, that are based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. These estimates and forecasts involve a number of assumptions and limitations, and are subject to significant uncertainty, and you are cautioned not to give them undue weight. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, our internal estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of low-level sensor fusion and perception technology, autonomous driving and ADAS and the manner in which this new and rapidly evolving market will develop. While we believe our assumptions and the data underlying our estimates and forecasts are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates and forecasts may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, the market for our solutions may be smaller than we have estimated, our future growth opportunities and sales growth may be smaller than we estimate, and our future business, results of operations and financial condition may be adversely affected.

Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, then our solutions may not compete as effectively, if at all, and they may not be incorporated into commercialized end customer products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our solutions or the future growth of the markets in which we operate. Even if the market for low-level sensor fusion and perception technology, ADAS and autonomous driving solutions grows substantially, there is no guarantee that demand for our solutions will correlate with that growth if we fail to effectively pursue such opportunities. If demand does not develop or if we cannot accurately forecast customer demand, then the size of our prospective markets or our future business, results of operations, and financial condition would be adversely affected.

Regulatory and Compliance Risks

We are subject to a variety of laws and regulations that affect our operations and that could adversely affect our business, results of operations, and financial condition.

We are subject to laws and regulations worldwide that affect our operations and that differ among jurisdictions, including automotive safety regulations, regulations governing ADAS and autonomous driving technology, intellectual property ownership and infringement laws, tax laws, import and export regulations, anti-corruption laws, foreign exchange controls and cash repatriation restrictions, data privacy laws, competition laws, advertising regulations, employment laws, product regulations, environmental laws, health and safety requirements, consumer laws and national security laws. Compliance with such requirements can be onerous and expensive, and may otherwise adversely affect our business, results of operations, and financial condition.

Although we have policies, controls, and procedures designed to help ensure compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or our policies. There may also be laws and regulations that limit the functionality of our solutions or require us to adapt our solutions to retain functionality. For example, the regulatory environment in China creates challenges for the proliferation of our solutions in that market. Due to regulations there, we also depend on our partners in China in order to collect, analyze and transmit data, and such partners may choose to cease, or be unable to, continue cooperating with us. Other countries have, or may implement, similar restrictions. Violations of these laws and regulations can result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and damage to our reputation. The automotive and technology industries are subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.

Our business, results of operations and financial condition may be adversely affected by changes in automotive safety regulations regarding ADAS and autonomous driving, which may increase our costs or delay or halt adoption of our sensor fusion solutions.

There are a variety of international, foreign, federal, and state regulations that apply to vehicle safety that could affect the marketability of our sensor fusion solutions. Regulations relating to autonomous driving include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a human driver, and autonomous driving may never be globally approved. There has been relatively little mandatory government regulation of the self-driving industry to date. Currently, there are no Federal Motor Vehicle Safety Standards that relate to the performance of self-driving technology and no widely accepted uniform standards to certify self-driving technology and its commercial use on public roads. It is also possible that future self-driving regulations are not standardized, and our technology could become subject to differing regulations across jurisdictions. For example, in Europe, certain vehicle safety regulations apply to automated braking and steering systems, which may rely in part on sensor fusion technology, and certain treaties also restrict the legality of certain higher levels of automation, while certain U.S. states have legal restrictions on automation that many other states are also considering. Such regulations continue to rapidly change, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas.

Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding the industry, recalls, concerns regarding safety risks of autonomous driving and ADAS, accidents involving our sensor fusion solutions or those of our competitors, domestic and foreign political developments or considerations and litigation relating to our solutions and our competitors’ products. Changes in government regulations, especially those relating to ADAS and autonomous driving, could adversely affect our business, results of operations, and financial condition.

Regulations governing the automotive industry impose stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry, including a duty to report, subject to strict timing requirements, safety defects with, or reports of injuries relating to, systems integrating our solutions and requirements that a manufacturer recall and repair vehicles that contain safety defects or fail to comply with applicable safety standards. If we do not rapidly address any safety concerns or defects involving our solutions, our business, results of operations, and financial condition would be adversely affected.

If we fail to comply with the laws and regulations relating to the collection of withholding or sales tax and payment of income taxes in the various jurisdictions in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our non-compliance, which could harm our business.

By engaging in business activities in a number of jurisdictions, we become subject to various local laws and regulations, including requirements to collect withholding or sales tax within those jurisdictions, and the payment of income taxes on revenue generated from activities in those jurisdictions. A successful assertion by one or more jurisdictions that we were required to collect withholding, sales or other taxes or to pay income taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges, which could harm our business.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

A number of factors can increase our effective tax rates, which could reduce our net income, including:

●	changes in the volume and mix of profits earned and location of assets across jurisdictions with varying tax rates and the associated impacts of legislative actions affecting multi-national enterprises;

●	changes in the valuation of our deferred tax assets and liabilities, and in associated deferred tax asset valuation allowance;

●	adjustments to income taxes upon finalization of tax returns;

●	increases in expenses not deductible for tax purposes, including equity-based compensation or impairments of goodwill;

●	changes in available tax credits;

●	changes in our ability to secure new, or renew existing, tax holidays and incentives;

●	changes in U.S. federal, state, or foreign tax laws or their interpretation, including changes in the U.S. to the taxation of non-U.S. income and expenses and changes resulting from the adoption by countries of OECD recommendations or other legislative actions; and

●	changes in accounting standards.

We are subject to risks related to trade policies, sanctions, and import and export controls.

Trade policies and international disputes at times result in increased tariffs, trade barriers and other restrictions, which can increase our manufacturing costs, make our solutions less competitive, reduce demand for our solutions, limit our ability to sell to certain customers, limit our ability to procure components or raw materials or impede or slow the movement of our goods across borders. Increasing protectionism and economic nationalism may lead to further changes in trade policies and regulations, domestic sourcing initiatives, or other formal and informal measures.

Likewise, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to sell our solutions in, or restrict our access to, certain markets. In this regard, our business activities are subject to various trade and economic sanctions laws and regulations, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s sanctions programs and the Export Administration Regulations issued by the U.S. Department of Commerce. These rules may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or involving certain persons, or otherwise affect our business. New measures imposed by the United States, the European Union, or others could restrict certain of our operations and adversely affect our business, results of operations, and financial condition. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions or export control rules may expose us to negative legal and business consequences, including civil or criminal penalties and government investigations.

In particular, in response to Russia’s recent invasion of Ukraine, the United States, the European Union, and several other countries are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. See “— The current conflict between Ukraine and Russia has exacerbated market instability and disrupted the global economy.”

Additionally, tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some of our solutions, and have affected customer ordering patterns. In addition to imposing economic sanctions on certain Chinese individuals and entities, the United States has imposed restrictions on the export of U.S.-regulated products and technology to certain Chinese technology companies. It is difficult to predict what further trade-related actions governments may take, which may include trade restrictions and additional or increased tariffs and export controls imposed on short notice, and we may be unable to quickly and effectively react to or mitigate such actions.

Trade disputes and protectionist measures, or continued uncertainty about such matters, could result in declining consumer confidence and slowing economic growth or recession, and could cause our customers to reduce, cancel, or alter the timing of their purchases with us. Sustained geopolitical tensions could lead to long-term changes in global trade and technology supply chains, and decoupling of global trade networks, which could adversely affect our business, results of operations, and financial condition.

Given our international supply chain and distribution, we are subject to import and export laws of multiple countries. Failure to comply with the requirements of such laws may lead to the imposition of additional taxes or duties on imports or exports, fines, or penalties.

The current conflict between Ukraine and Russia has exacerbated market instability and disrupted the global economy.

The current conflict between Ukraine and Russia has caused uncertainty about economic and political stability, increasing volatility in the credit and financial markets and disrupting the global economy. The United States, the European Union, and several other countries are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These measures could constrain our ability to work with Russian companies or individuals in connection with the development of our solutions in the future. These sanctions and export controls may also contribute to higher oil and gas prices and inflation, which could reduce demand in the global automotive sector and therefore reduce demand for our solutions. There is also a risk that Russia, as a retaliatory action to sanctions, may launch cyberattacks against the United States, the European Union, or other countries or their infrastructures and businesses. Additional consequences of the conflict may include diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, and various shortages and supply chain disruptions. While we do not currently directly rely on goods or services sourced in Russia or Ukraine and thus have not experienced any direct disruptions, we may experience indirect disruptions in our supply chain. Any of the foregoing factors, including developments or effects that we cannot yet predict, may adversely affect our business, results of operations, and financial condition.

Risks Relating to Ownership of Our Securities

The Company does not intend to pay cash dividends for the foreseeable future.

The Company currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that analysts publish about its business. The Company does not have any control over these analysts. If one or more of the analysts who cover the Company downgrade its common shares or publish inaccurate or unfavorable research about its business, the price of its common shares would likely decline. If few analysts cover the Company, demand for its common shares could decrease and its common share price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering the Company in the future or fail to publish reports on it regularly.

Our business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of Company Common Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters.

Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Future resales of Company common shares may cause the market price of the Company’s securities to drop significantly, even if the Company’s business is doing well.

Subject to certain exceptions, the PIPE Investors and holders other than the PIPE Investors agreed not to transfer or sell their Company Common Shares for six months and four years, respectively, following the Closing. However, following the expiration of such lockup, the Sponsor, PIPE Investors and certain shareholders of the Company will not be restricted from selling Company Common Shares held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of Company Common Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Company Common Shares. The Sponsor and the shareholders of the Company (including Company Common Shares issued in the PIPE Financing pursuant to the terms of the Subscription Agreement, but not including Company Common Shares reserved in respect of the Company Equity Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Company Common Shares) collectively owned approximately 69.5% of the outstanding Company Common Shares upon completion of the Business Combination.

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Company’s share price or the market price of Company Common Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We need to raise additional capital to address our liquidity needs and to realize our operational goals. The issuance of additional shares of the Company common shares would result in dilution of Company shareholders and could have a negative impact on the market price of Company common shares.

In order to address our liquidity needs and to realize our operational goals without materially reducing our operational costs, the Company is currently seeking to raise additional capital, which may include the issuance of additional equity securities. To the extent this occurs, it could impose significant dilution on the shareholders of the combined entity.

Any issuances of additional Company Common Shares would result in dilution of Company shareholders and could have a negative impact on the market price of Company common shares and our ability to obtain additional financing.

If the benefits of the Business Combination do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. Fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. Prior to completion of the Business Combination, there had not been a public market for the Company’s stock. The valuation ascribed to the Company’s shares in the transaction may not be indicative of the price that will prevail in the trading market. The trading price of the Company’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities and the Company’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

●	actual or anticipated fluctuations in the Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Company;

●	changes in the market’s expectations about the Company’s operating results;

●	the public’s reaction to the Company’s press releases, the Company’s other public announcements and our filings with the Securities and Exchange Commission (the “SEC”);

●	speculation in the press or investment community;

●	success of competitors;

●	the Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to the Company;

●	the Company’s ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting the Company’s business;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of the Company Common Shares available for public sale;

●	any major change in the Company’s board or management;

●	sales of substantial amounts of Company common shares by the Company’s directors, officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, breakouts of pandemics and epidemics and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the Company could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the Company’s management’s attention and resources, and could also require the Company to make substantial payments to satisfy judgments or to settle litigation.

Recent market volatility could impact the stock price and trading volume of the Company’s securities.

The trading market for Company common shares could be impacted by recent market volatility, which volatility was greater in the technology industry. While the Company does not believe that it is more likely to be affected by market volatility than other public companies, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Company common shares.

A possible “short squeeze” due to a sudden increase in demand of Company common shares that largely exceeds supply may lead to price volatility in Company common shares. Investors may purchase Company common shares to hedge existing exposure or to speculate on the price of Company Common Shares. Speculation on the price of Company common shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Company common shares available for purchase, investors with short exposure may have to pay a premium to repurchase Company common shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of Company Common Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in Company common shares that are not directly correlated to the operating performance of the Company.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Province of Quebec’s securities legislation. The Exchange Act and securities laws applicable in the Province of Quebec require the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that the Company did not previously incur. Our entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in the Company incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for the Company to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for the Company to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.

A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis. As of September 30, 2023, we identified the following material weaknesses in our internal control over financial reporting:

●	there is insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries;

●	the Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets; and

●	review controls regarding both routine accounting processes and accounting treatments for complex transactions were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

All of the above noted material weaknesses contributed to the restatement of the Company’s financial statements included in this Annual Report.

We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified.

We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of our internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. If the steps we take do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of September 30, 2023 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes Oxley Act.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our software solutions to new and existing customers.

The Company is an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing itself of such reduced disclosure requirements will make its ordinary shares less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Once we lose our “emerging growth company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Because the Company is a public reporting company by means other than a traditional underwritten initial public offering, our shareholders may face additional risks and uncertainties.

Because the Company is a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling Company common shares, and, accordingly, the Company’s shareholders do not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. In an underwritten initial public offering, a due diligence investigation would be conducted by an underwriter that would be subject to strict liability for any material misstatements or omissions in a registration statement.

In addition, because the Company did not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Company. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of the Company than they might if the Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Company as a result of not having performed similar work during the initial public offering process or because of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for Company Common Shares could have an adverse effect on the Company’s ability to develop a liquid market for Company Common Shares.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, is exempt from certain provisions applicable to United States domestic public companies. The Company could lose its status as a foreign private issuer in the future, causing it to incur substantial costs, time and resources.

Because the Company is incorporated under the laws of Canada, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited. As a result, it may be difficult for investors to effect service of process within the United States upon the Company’s directors or officers, or enforce judgments obtained in the United States courts against the Company’s directors or officers.

As a foreign private issuer, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq listing standards.

The Company is subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules will permit a foreign private issuer like the Company to follow the corporate governance practices of the Company’s home country. Certain corporate governance practices in Canada, which is the Company’s home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, the Company will not be required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors.”

However, though Canada does not require a majority of independent directors, the Company has a majority of independent directors in accordance with the Nasdaq corporate governance standards. Should the Company instead rely on the “foreign private issuer” exemptions, Shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The by-laws of the Company that are in effect designate the Superior Court of Justice of the Province of Québec, Canada and the appellate courts therefrom as the exclusive forum for certain litigation that may be initiated by the Company’s shareholders, which could limit the Company’s shareholders’ ability to obtain a favorable judicial forum for disputes with the Company.

Our by-laws provide that, unless the Company consents in writing to the selection of an alternative forum and except as set out below, the Superior Court of Québec, Canada and the appellate courts therefrom will, to the fullest extent permitted by law be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action or proceeding asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company, any action or proceeding asserting a claim arising pursuant to any provision of the Canada Business Corporations Act (the “CBCA”) or the articles or by-laws of the Company, or any action or proceeding asserting a claim related to the relationships among the Company, its affiliates and their respective shareholders, directors or officers (other than the business carried on by the Company or its affiliates).

Our by-laws provide that, notwithstanding the foregoing, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in our by-laws will not apply to actions arising under the Securities Act or the Exchange Act.

Our by-laws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company is deemed to have notice of and consented to the provisions of the Company’s by-laws described above.

The forum selection provisions in our by-laws may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage lawsuits against the Company and the Company’s directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation, memorandum and articles of association and/or equivalent constitutional documents has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our by-laws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on the Company’s business, financial conditions and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

General

The Company’s legal and commercial name is LeddarTech Holdings Inc. LeddarTech Inc. was incorporated under the laws of Canada in 2007. LeddarTech Holdings Inc. was incorporated under the laws of Canada on April 12, 2023. Prior to the Business Combination, LeddarTech Holdings Inc. owned no material assets and did not operate any business. Following the consummation of the Business Combination, all of LeddarTech Inc.’s business is conducted by LeddarTech Holdings Inc., into which LeddarTech Inc. amalgamated. The address of the registered office of the Company is 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada, and the telephone number of the Company is (418) 635-9000.

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

The website address of the Company is https://www.leddartech.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

Development of the Company

Founded in 2007 as LeddarTech Inc., the Company is an automotive software company headquartered in Quebec City Canada, with other main development centers in Montreal, Toronto and Tel Aviv and business development offices in various locations around the world.

Prior to 2020, we focused our business on software and signal processing for smart sensing solutions, and revenue came primarily from the sale of hardware modules and components for the ADAS market, which generally relied on object-level fusion. Recognizing the limitations of current object-level sensor fusion technology and the potential of AI-based LLF software, in 2020 we identified and acquired a 60% controlling interest in VayaVision, an Israeli company that had developed a low-level sensor fusion and perception software stack that was very complementary to our developed software. As more fully described below, LeddarTech acquired the remaining 40% of VayaVision in November 2023, following which VayaVision became a wholly-owned subsidiary of LeddarTech. To date, the current hostilities between Israel and Hamas have not had a material adverse effect on VayaVision’s business. However, the current hostilities between Israel and Hamas, and any escalation of such hostilities, as well as any future armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Iran, or political instability in the region could in the future disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations. See “Item 3.D Risk Factors – Risks Related to Our Business – Global or regional conditions can adversely affect our business, results of operations, and financial condition.”

In 2022, we made the strategic decision to divest our hardware business of modules and components to focus solely on fusion and perception software centered on AI-based LLF for ADAS and AD. Our LiDAR components business was discontinued in late 2022 and we are in the process of winding down our hardware modules business through a last-time buy process. We are retaining the IP related to these businesses for future licensing opportunities only. In connection with this transition to an exclusive focus on fusion and perception software, we have reduced headcount by approximately 70 employees who were engaged primarily in engineering, system architecture, applications and product management functions related to our modules and components businesses, and we are selling remaining inventory and have recognized restructuring and other charges. See “Item 5. Operating and Financial Review and Prospects —Restructuring Activities.” To date, we have not generated any material revenue under our new business model.

Business Combination

See “Explanatory Note” in this Annual Report for additional information regarding the Business Combination.

B.	Business Overview

Prior to the Business Combination, LeddarTech Holdings Inc. did not conduct any material activities other than those incidental to its formation and the matters contemplated by the BCA, such as the making of certain required securities law filings. Following the consummation of the Business Combination, all of LeddarTech’s business is conducted by LeddarTech Holdings Inc. into which LeddarTech Inc. amalgamated.

We are at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall safety and efficiency of road transport. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of next generation of ADAS and AD systems.

We offer a crucial piece of the software stack for ADAS and AD applications, which provides critical information about the surroundings of the vehicle, enabling the implementation of safety features such as collision avoidance, emergency breaking or steering and driver assistance for tasks such as parking or driving in traffic jams. This software-only solution seeks to solve the limitations in currently used systems, such as their inability to scale up efficiently and cost-effectively to the level of safety required to adhere to new regulations and to meet consumers’ expectations. Our software achieves this by providing an innovative environmental sensing software solution based on what is called “AI-based low-level” sensor fusion and perception, which is sensor and processor-agnostic. We have been developing and refining this innovative software solution for seven years and, as a result, have built a strong and defendable IP and technology moat that is recognized by industry leaders and that we believe has given us a first-mover market advantage. Our main target markets are automotive ADAS and AD applications for OEM’s and automotive system integrators that are direct suppliers to OEMs (“Tier 1” suppliers).

We believe that we are the first company to demonstrate an automotive-embedded, AI-based low-level sensor fusion and perception product. Our leadership is reflected in industry awards from CES Innovation Awards, TECH.AD Detroit, and Konnect Cariad, and our first-mover position is evidenced by substantial foundational intellectual property.

Led by a team with deep experience and expertise in artificial intelligence, machine learning and automotive software development, we developed the LeddarVision™ LLF and perception software stack, which we believe enables higher performance and lower-cost ADAS for the automotive industry and automated operations for off-road vehicles. As of October 2023, we are in various stages of discussion with vehicle makers and ADAS/AD system and component suppliers and system integrators, covering more than 30 design win opportunities in automotive and off-road markets, some of whom are actively evaluating LeddarVision™ towards making a formal selection for their programs or end customer programs. We have publicly announced strategic collaborations with two Tier 1 suppliers in the automotive industry, Trimble Inc. (“Trimble”) and FICOSA ADAS S.L. (“Ficosa”). The collaboration with Ficosa aims for our fusion and perception software to be deployed in production vehicles for in-development passenger vehicle parking applications starting in 2027. The collaboration with Trimble aims for our fusion software to be deployed in offroad and commercial vehicle applications, in order to provide operator assistance and safety function automation. Trimble has recently announced an agreement to transfer its agricultural technology business (the division with which LeddarTech has a strategic collaboration) to a joint venture with AGCO Corp. Upon completion of their transaction, it is expected that AGCO will own 85% of the joint venture, with Trimble retaining the remaining 15%. It is not clear at this time how the change in ownership of this business will affect the Company’s strategic collaboration. See “Item 3.D Risk Factors — Risks Related to Our Business — We have entered into strategic collaborations, but not yet signed commercial agreements, with two Tier 1 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.”

Leveraging the advantages of LLF, LeddarTech delivers high perception performance with nearly 2x range and greater reliability, at a nearly 30-40% lower sensor cost, than current object-level fusion alternatives adopted today. Because LeddarTech’s LLF and perception software stack is centralized, sensor agnostic and scalable, it provides OEMs and Tier 1 suppliers a range of cost saving and design-flexibility benefits, including:

●	Reduced costs by allowing use of fewer and less expensive sensors, which no longer require integrated software;

●	Allowing inter-operability of sensors, thereby reducing dependency on single suppliers for sensors with integrated software;

●	Operability with varying numbers and types (camera, radar, LiDAR, sonar) of sensors, allowing for efficient use of a single software platform across multiple vehicle makes and models, which gives OEMs the ability to change or upgrade sensors without major recoding and AI retraining of fusion software;

●	Reduced processing requirements and greater processor flexibility, which lowers costs and power consumption, increasingly important features for electric vehicles; and

●	Capability for “over-the-air” and “backwards compatible” upgrades to meet evolving regulatory requirements and consumer demand.

We believe that the industry’s evolution to accident avoidance will be powered by AI-based low-level sensor fusion and perception technology. That shift is underway, and LeddarTech’s software solution is well-positioned to drive vehicle manufacturers’ successful transition towards “software defined vehicles.”

Industry Overview

Today, almost 95 percent of automobile accidents are caused by human failure. Regulators have begun to mandate that vehicle manufacturers overcome human shortcomings with automated driver assistance. Additionally, the automotive industry is shifting both from warning systems to active safety systems, and from a hardware-defined to a software-defined vehicle approach, reducing development and maintenance costs, accelerating development cycles and improving ability to update vehicles sold via field updates (e.g., servicing at dealerships or wirelessly with over-the-air updates). High independence and adaptability to hardware is becoming required for greater software reuse and the ability to support a broad range of past, current and future vehicles with common software components. This approach reduces development time and related testing costs.

ADAS enables improved driver performance and increased vehicle and road safety. These systems use sensors such as radar, camera, sonar and LiDAR to detect and compensate for driver errors to prevent deaths and injuries by reducing accidents. Typical applications include adaptive cruise control, pedestrian detection and avoidance, lane departure warning and correction; traffic sign recognition; automatic emergency braking, and blind-spot detection. These systems aim to reduce traffic injuries and fatalities and warn drivers or take action on hazards they may not be aware of. Today, most ADAS applications are vision-based and may use object-level fusion, which means the perception is done separately by each sensor. The main limitation of this approach is that no single sensor possesses sufficient information to support all situations and environments and the information is filtered at the sensor level which is not available for post-detection fusion. For example, high definition (“HD”) cameras do not measure depth, while distance sensors such as LiDARs and radars lack sufficient resolution. When sensor data is not fused before the system makes a decision, the system may make that decision on limited or contradicting inputs. If an obstacle is detected by the camera but is not detected by the radar or LiDAR, the system may hesitate as to whether the vehicle should stop.

Research from the American Automobile Association (“AAA”) published in 2020 demonstrated the limitations of vision-based and object-level fusion technology. Researchers in the study examined the frequency of glitches in ADAS utilizing a course of 4,000 miles of common driving scenarios. They found that, on average, there was a malfunction in these systems every 8 miles and they often failed to meet basic requirements, such as pedestrian identification. For example, these systems failed during lane departures and impending forward collisions. In fact, 73 percent of errors that occurred on public roads were linked to lane departure or driving too close to a guardrail or the center line. We believe that vision-only and object fusion-based based architectures will struggle to meet increasing automotive regulations and consumer demands at reasonable costs.

Automotive ADAS Market Overview

Governments worldwide are introducing various initiatives to enhance road safety and encourage manufacturers to take steps to ensure vehicle safety. Consumer demand for easing driving tasks and an increased focus on safety also motivates the development and deployment of more ADAS content.

The Society of Automotive Engineering (SAE) International has defined six levels of automation, from no automation (Level 0) to full automation (Level 5). ADAS technologies, which rely on human oversight and intervention, are classified as Level 1 and Level 2 automation.

The market is rapidly adopting and expanding the availability of Level 2 systems, which is projected for significant growth, while Level 3 systems have more recently started to reach the market.

Object-level fusion technology and other incumbent solutions, such as camera-only based solutions, have limited ability to scale from Level 1 to Level 2 and above due to poor performance across the various road and environmental conditions and due to the prohibitive cost of increasing the number of sensors and related computing costs. Additionally, the existing ADAS object-level fusion technology suffers from hardware dependence and limited performance. Leading industry players seek sensor fusion at scale and acknowledge the benefits of AI and low-level fusion.

“We need to successfully transition from classic, object-based sensor fusion to the more advanced approach of AI-based sensor fusion” Cristina Rico García, Ph.D., Head of Sensor Fusion at CARIAD.

“By fusing low-level detections centrally, the software can identify objects that would normally not be visible. This improves the reliability of detecting small, obscured or static targets. It also helps the system accurately identify and track multiple targets, such as those typically encountered in dense urban environments…” Aptiv, The Next-Gen ADAS Platform for Software-Defined Vehicles Whitepaper

At the same time, major industry leaders are moving away from single sensor to multi sensor platforms, with a number of OEMs having plans to include 25 or more separate sensors in their vehicles. Multi-sensor adoption by industry leaders is expected to drive greater demand for technologically superior low-level fusion. OEMs are in fact increasingly looking to migrate to software-defined vehicles, with software-defined vehicle development estimated to generate annual savings of approximately US$16.0 billion for automotive OEMs by 2030, according to a study by Roland Berger, a global consulting firm. Accordingly, OEMs expect to invest significantly in software solutions.

We believe that object-level fusion will be unable to economically scale to meet upcoming performance requirements and this creates a significant market opportunity as the benefits of low-level fusion increase with the complexity of the system. The Company is targeting that growing market with a view to winning OEM and Tier 1 programs to develop improved Level 2 and above ADAS systems, displacing vision-only and object fusion solutions. In 2019, 70% of vehicles sold had no automation, 21% had Level 1 systems, and 9% had Level 2 systems. By 2025, McKinsey expects the percentage of vehicles sold with Level 2 systems to increase to 43%, and by 2030, the percentage of vehicles sold with Level 2 and above systems to increase to 64%, with only 17% of vehicles sold having no automation.

This anticipated growth directly translates to the ADAS software market, which was estimated at US$15.0 billion in 2020 according to a McKinsey report and is projected to reach US$42.0 billion by 2030, representing a compound annual growth rate (CAGR) of 11%. The ADAS software market can be further broken down into sub-categories, and the following table presents the areas we are currently targeting, representing approximately US$9.0 billion of the projected US$42.0 billion total in 2030. The remaining US$33.0 billion largely represents integration, testing, and validation efforts performed by customers.

	Market Size, USD mn
Category	2020	2025	2030	2035
Sensor Fusion	292	970	1,149	2,140
Mapping & Localisation, SLAM	272	1,019	1,574	3,582
Object Detection and Classification	1,370	3,888	4,548	7,896
Path Planning	380	1,280	1,586	3,051
Total	2,314	7,157	8,857	15,240

ADAS systems have been deployed for several years already. Most car owners are already familiar with simple features like blind spot warning and front collision warning, and emergency braking, while advanced systems like Tesla’s Autopilot and GM’s Super Cruise are providing more advanced assistance features such as automated lane change, which control steering, acceleration, and braking functions of the vehicle. As highlighted by the tests performed by the AAA, however, these current systems still fail in relatively common and simple conditions. Moreover, the most advanced systems today are limited in their operating domains. For example, certain OEMs recommend car owners not to use such systems during difficult or uncertain driving conditions, such as in slippery or adverse weather conditions or when lane markings visibility is poor, among others.

The challenge to improve these systems is not only technological but economical. Performance and robustness must be improved while limiting the increase in the cost of sensors and computing, which are some of the most significant costs for those systems. ADAS is also only one of several functions of the vehicle contributing to significant growth in software content. The success of vehicle manufacturers is increasingly dependent on software, which leads to greater complexity and new challenges as the industry has historically been hardware centric. Vehicle manufacturers and their suppliers must adapt quickly to develop and deploy new software-enabled products, services and the corresponding processes and infrastructure required for managing software upgrades. The industry needs to change how they design vehicles and the vehicle architectures themselves. Most vehicle manufacturers are now transitioning to a software-defined vehicle approach, where the software architecture has priority, and the hardware is designed to satisfy the software platform requirements. One of the objectives of the software-defined vehicle approach is to have much greater adaptability to different hardware components, reducing the development and maintenance cost of software-centric systems.

A secondary market that we address is off-road vehicles in industries such as agriculture, construction and mining. We estimate our addressable market to be approximately US$466.0 million by 2025 and approximately US$720.0 million by 2030 (approximately 9.1% CAGR). These markets have applications with shorter term needs for higher levels of automated driving with business cases with lower cost sensitivity to the ADAS market but which have high requirements on performance. Low-level sensor fusion similarly provides increased accuracy in understanding the environment around the vehicle and higher adaptability and flexibility. Given the good product/market fit and that we can address this market with the same base platform we are developing for the ADAS market, we are also addressing this market with a strategy to work with system integrators.

Our Products and Technology; the LeddarTech Solution

With ADAS and AD functions, reliable and accurate perception of the environment is critical to enable safe driving decisions. The information output from each sensor must be fused without filtering at the sensor level to more efficiently recreate the perceived environment and provide better and more reliable operation, The LeddarVision™ AI-based sensor fusion and perception solution provides an innovative approach to understanding the vehicle’s changing environment with LLF. The LeddarTech software solution encompasses 3D reconstruction, AI and computer vision to convert sparse data into a more precise 3D environmental model, contributing to improving the perception system’s performance.

LeddarVision™ consists of a software platform that enables multiple solutions for entry- to premium-level ADAS applications, each utilizing LeddarTech’s AI-based LLF software technology. Our software solutions combine sensor modalities, pushing the performance envelope far beyond object-fusion based ADAS solutions and increasing the effective range performance of sensors. We currently offer one solution for forward direction ADAS applications, called LeddarVision™ Front — Entry-Level (“LVF-E”). The LVF-E software product family is a comprehensive fusion and perception software stack supporting entry-level ADAS safety and highway assistance L2/L2+ applications. We also have the LeddarVision™ Surround View Solution (“LVS-2+”), which enables additional capabilities to the forward direction solutions, such as automated lane change and overtaking. A second solution for forward direction ADAS applications, called LeddarVision™ Front — High-End (“LVF-H”), is in an advanced stage of development and will be completed upon customer request, as an optional feature available with the LVS-2+ solution.

Our roadmap also includes design of parking and ADAS/AD in broad operating design domains (various weather conditions, road types and countries for example), in order to further address our customers needs. These applications are designed for the European New Car Assessment Programme’s (“EURO NCAP”) five-star rating system and General Safety Regulation 2022 (“GSR 2022”), as our OEM and Tier 1/Tier 2 target customers require. For the off-road market, we serve this segment with a versatile software base platform that will allow automated vehicle and system integrators to develop and deploy custom solutions for their end markets, providing broad access to this market without developing application-specific solutions. Our continued development of tailored software solutions will focus on high-volume automotive applications. We believe this approach allows us to address applications in both automotive and off-road markets efficiently.

LeddarVision™ Front — Entry-Level (LVF-E)

The LVF-E targets basic entry-level ADAS to premium front-view ADAS, with 1V2R (one camera + two radars) to 1V5R (one camera + five radars) sensor configuration. Relative to object level fusion, LeddarTech’s LLF software technology doubles the object detection range to over 150 meters, thus supporting GSR 2022 and EURO NCAP requirements with 1V2R configuration, consisting of a single wide FoV (120°) 1.2 Mpx resolution (or better) front camera and two short-range front corner radars. In addition, the LVF-E software stack targets low-cost electronic control units with deep-learning acceleration engines, which require a third of the processing power in comparison to standard units at a quarter of the cost. LFV-E provides the entry-level ADAS offering with the lowest sensor and hardware costs.

LVF-E implements a complete AI-based fusion and perception software stack handling sensors’ interface, calibration and synchronization, sensor fusion, object detection and classification, continuous tracking and stabilization, road model, speed traffic signs detection, vehicle odometry interface and ego-motion localization, providing a rich, real-time 3D comprehensive environmental model of the vehicle’s surroundings and application programming interface (“API”) to entry-level L2/L2+ ADAS applications.

LeddarVision™ Surround View Solution (LVS-2+)

The LVS-2+ is a comprehensive AI-based fusion and perception software stack supporting premium surround-view L2/L2+ ADAS highway assistance and EURO NCAP and GSR 2022 safety applications. LeddarVision™ LLF and perception technology enables the implementation of entry-level to premium ADAS utilizing a single unified software architectural approach, efficiently scaling computational power with sensor additions and reducing rework efforts with sensor changes. Based on the LeddarVision™ software architecture, LVS-2+ efficiently extends the LVF front-view software product family 1VxR sensor configuration to a 5V5R (five camera and five radars) configuration, enhancing support to traffic jam assist (“TJA”) and highway assist (“HWA”) ADAS applications, enabling automated lane changes, overtaking and extended speed range and ACC.

LVS-2+ implements a very high-performance premium fusion and perception, positioning and prediction stack handling sensors’ interface, offline and online calibration and diagnostics, sensor synchronization, sensor fusion, object detection and classification, extended to include unclassified objects and events (e.g., drivers cutting into traffic), continuous tracking and stabilization, free space detection, road model, comprehensive traffic signs detection, highway traffic light detection, vehicle odometry interface, ego-motion localization and global localization with HD Map input. LVS-2+ also extends safety features support with trajectory prediction, perception decomposition, ODD analysis, sensor coverage, and health monitoring.

As an optional feature to the LVS-2+, upon customer request, we will complete development of a high-end ADAS to premium front-view L2/L2+ ADAS, LeddarVision™ Front — High-End (LVF-H), which supports highway assistance and EURO NCAP and GSR 2022 safety applications. In comparison to the LFV-E, among other more advanced features, the LVF-H extends the supported object detection range to over 200 meters and utilizes a higher performance camera and additional front radar. LVF-H extends the front camera-based configuration to a 1V5R configuration, having a single wide FoV (Field-of-View 120°) 3-Mpx class front camera, one medium-range front radar and four short-range front and back corner radars. The front camera and medium-range radar, when processed through our LeddarVision™, enables range extension over 200 m and ACC support up to 160 km/h. The back short-range corner radars enable support of GSR 2022 and EURO NCAP for overtaking, reverse and dooring scenarios. In addition, the highway assist features support warnings to avoid lane change collisions. Additionally, LVF-H further extends safety features support with detected objects trajectory prediction, perception decomposition, perception support to operating driving domain (“ODD”) analysis, sensor coverage and health monitoring.

3D Red, Green, Blue plus Depth (“RGBD”) Modeling

LeddarVision™ integrates raw sensor data to generate a 3D RGBD model and incorporates 3D reconstruction to enrich and add robustness to the model. In addition, sensor data is fused intelligently, adding temporal information (i.e., information from multiple frames) and more accurate representations of a single measurement (i.e., multiple measurements of a single object enable reducing the measurement error). The 3D RGBD model allows the use of different sensors’ brands, resolutions and positioning without modifying the algorithms and reduces the testing, verification and validation required for the system when using a different set of sensors.

While the LeddarVision™ low-level fusion software solutions use raw data to construct an accurate RGBD 3D point cloud, proprietary upsampling algorithms enables the software to increase the sensors’ effective resolution. This breakthrough enhances lower-cost sensors and provides a high-resolution understanding of the environment. For example, this method can be applied for low-density scanning LiDARs, enabling the use of a lower-cost scanning LiDAR, e.g., with 32 beams, instead of an expensive high-density 64-beam LiDAR, to achieve the required performance. The sample results of the 3D reconstruction algorithm for a camera and lower-cost LiDAR are shown in the below image. The top picture represents the camera-only frame, the lower left the original LiDAR point cloud and the lower right the LeddarVision™ 3D reconstruction with upsampling.

The RGBD model created through low-level fusion is sent to a state-of-the-art “RGBD object detection” module that detects 3D objects in a 4-D domain. Meanwhile, the free space and road lanes are identified and accurately modeled in three dimensions, leading to an accurate geometric occupancy grid. This bird’s-eye-view grid of the world surrounding the vehicle is more accurate than using a camera-alone estimator. In addition, the RGBD model allows very accurate key point matching in 3D space, thus enabling very accurate ego-motion estimation. The LiDAR measurements on the static objects are accumulated over time, which allows the allocation of a larger portion of the distance measurements to moving targets. The acquired LiDAR measurements are further interpolated based on similarity cues from the HD image.

With its novel approach based on artificial intelligence and proprietary IP, LeddarVision™ improves all aspects of the perception outcomes.

Ability to Add Enhanced Features

Our platform enables updates and enhancements to our software solutions, including the ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions. This ability to offer over-the-air updates to meet expanding consumer demand and evolving regulatory requirements makes our solution more attractive to our target market and may increase revenue generating opportunities for our core software solution.

Our Competitive Strengths

We believe the following strengths position the Company for continued leadership in, and to capitalize on the opportunities for, providing sensor fusion and perception software solutions to the automotive ADAS and AD market:

●	Higher performance than competing solutions. As the market demand grows for safer and more efficient ADAS and AD solutions, LeddarTech’s disruptive AI-based LLF and perception software solution differentiates itself in the market through several years of investments in a low-level fusion solution, rather than legacy object-level fusion. LeddarTech’s solution is hardware independent and software-only. OEMs and Tier 1 and Tier 2 suppliers are increasingly requiring LLF, which favorably positions the Company. LeddarVision software processes sensor data at a low-level, before filtering, to efficiently achieve a more reliable understanding of the vehicle’s environment required for navigation decision making and safer driving. Low-level sensor fusion utilizes all the raw information output from each sensor without filtering at the sensor level for better and more reliable operation. As a result, this low-level sensor data fusion and perception solution provides superior performance, surpassing object-level fusion limitations in adverse scenarios like occluded objects, objects separation, camera/radar false alarms, blinding light (e.g., sun, tunnel) or distance/heading estimation.

●	Lower costs than object-level fusion alternatives. LeddarTech’s LLF and perception software stack requires fewer sensors and lower computing requirements, and provides sensor cost savings of up to 30-40% in comparison to object-level fusion. In contrast to object-level fusion’s reliance on a high number of sensors, which number is expected to increase with the complexity of the driving automation Level, by combining the raw data from all sensors through a unified software platform that reuses trained algorithms, LLF delivers higher performance, such as nearly doubling the effective range, with fewer and less expensive sensors.

●	Decoupling of perception software from sensors hardware. Hardware dependence of current perception software means that any change in sensor position or characteristics requires significant perception software re-coding, training and testing to achieve required performance and safety. By decoupling its AI-based LLF and perception software from hardware vendors (sensors and computing), LeddarTech provides an architecturally light solution, with shorter development cycles, less data collection and AI retraining for OEM’s and lower costs than heavier architectures (e.g., multiple software stacks to maintain, train, verify, validate and certify).

●	Standard, scalable solutions. LeddarTech’s AI-based and software-only solution seeks to solve the limitation in currently used systems that are unable to scale efficiently either across features, sensors and sensor positions that vary across brands and models, or up to the level of sensory awareness required to adhere to new regulations and meet consumers’ expectations. LeddarTech’s standard, hardware-independent solutions integrate well with different models and numbers of sensors. This results in a single software platform capable of serving multiple brands and models, minimizing customization efforts. Thus, LeddarTech offers flexibility to work with the sensor and computing platforms that best meet the needs and interests of customers, with computing, maintenance, sensor and processor costs expected to be nearly 50% lower than those of current entry-level systems.

●	Strong and defendable IP moat and recognized global leadership. LeddarTech has invested extensively in automotive software for over a decade and has developed significant IP and expertise, including over 150 patent applications (80 granted) that cover the spectrum from localization and tracking to signal acquisition, and from fusion and perception to upsampling algorithms that leverage the most advanced automotive AI software to efficiently reconstruct a high-definition, unified 3D model with context-aware algorithms. Significant investments have been made in data collection, annotation and associated tools, including dedicated test and data collection vehicles to support the training of deep neural nets for object classification. Our extensive IP portfolio and long-term research and investment contributes to limit development costs and accelerate time-to-market. LeddarTech also developed the models to calibrate, unfold and match the data from multiple sensors. Our first-mover position is reinforced by substantial foundational intellectual property. Leading companies in the ADAS and autonomous driving industry, including BMW, GM, Toyota, Cruise (GM), Baidu, Waymo, Motional, Huawei, Aptiv, Mobileye, Bosch, ZOOX (Amazon) and Luminar, have recognized the existence of our patents as prior art and we believe our portfolio to be fundamental to the field of ADAS and autonomous driving. We believe LeddarTech is the first to demonstrate an automotive-embedded, low-level sensor fusion product Additionally, the automotive industry has affirmed our technical innovation and leadership with multiple industry awards, including, but not limited to:

●	CES Innovation Award, 2023 Consumer Technology Association, in recognition of LeddarTech’s innovative contributions to automotive sensing and perception technologies;

●	First Prize, Sensor Fusion and Perception Category, 2022 Tech.AD Detroit, in recognition of LeddarVision™’s 3D Environment Simulation Dashboard that enables customers to experience the Company’s LeddarVision™ technology demonstrated in real-world scenarios; and

●	Winner, Volkswagen Group Innovation Tel Aviv 2022 Konnect and CARIAD Startup Challenge, in recognition of its sensor fusion and perception technology, with CARIAD expressing enthusiasm for working with LeddarTech to create an AI safety-related Proof of Concept.

Our Competition

There are two main types of competing perception solutions: (1) vision-based, joint-hardware solutions where fusion may be done at the object level (e.g. Mobileye, Qualcomm and Nvidia) and (2) Vision-based software decoupled solutions where fusion may be done on one modality and at the object level (e.g., BaseLabs, Aptiv and AutoBrains, Phantom Ai, StradVision or Helm Ai). Object-level fusion solutions are highly dependent on proprietary sensor and processor hardware developed by those companies. Many competing providers of low-level fusion software offer solutions that are essentially vision-centric systems. As the automotive industry moves toward multi-sensory low-level fusion, OEMs and Tier 1 suppliers have not yet succeeded in developing in-house solutions. As an early mover in the low-level fusion space, we believe that LeddarTech is the only company that is processor independent, sensor agnostic, and will be offering an embedded multi-sensor modality low-level fusion and perception solution integrated in low-cost automotive-grade SoCs and ECUs.

Compared to existing competing offerings we believe that we have a strong and sustainable position with a highly advanced and hardware-independent low-level fusion and perception software solution. Our solution supports vehicle manufacturers and their ADAS system suppliers in their efforts to economically increase ADAS system performance and robustness while enabling software-defined vehicle architectures that will require abstraction between the software and hardware. Our LeddarVision™ software stack is a platform offering based on a unique and proprietary AI-based low-level fusion and perception architecture that works with many sensors and can be ported to any processor in zonal or centralized ADAS and AD system implementation. LeddarVision™ has been designed to enable modularity and flexibility to vehicle manufacturers and their tiered suppliers for the development of ADAS applications that are future-proof. LeddarVision™ would support over-the-air updates and backward compatibility through a single unified software architecture for entry-level ADAS feature, premium complex ADAS and AD features, and advanced parking assist and auto-park features being developed for the next generation of vehicles.

Growth Strategies

In order to accomplish our business objective of solidifying our leading position in AI-based sensor fusion and perception solutions for the passenger and off-road vehicle markets, we pursue the following strategies:

●	Leverage competitive strengths, market growth and demand for higher performance and economical ADAS to acquire and increase partnerships with OEMs and Tier-1 suppliers, displacing vision-only and object fusion based solutions. In serving OEMs and Tier-1 suppliers with the development of ADAS, our main contribution is unique and proprietary AI-based low-level fusion and perception software stack and integration support. We believe we have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit. The automotive ADAS market is already thriving and growing quickly and the market pull and regulations are driving OEMs and Tier 1s to deliver improved ADAS solutions. Regulators have begun to mandate that car manufacturers overcome human shortcomings with automated driver assistance. As OEMs continue to adopt and evolve (or to “standardize”) ADAS technology for new model launches, we expect to achieve additional customers wins with our innovative LeddarVision™ AI-based fusion and perception software stack, which is well-positioned to economically address regulatory requirements and improve road safety. Once a program is awarded, the supply is guaranteed for many years as long as the corresponding vehicle models are in production. It is also common for vehicle manufacturers to reuse solutions across new vehicle models once a solution is well-proven. These factors create an attractive long-term business case for the Company while creating a compelling investment opportunity.

●	Monetize potential for significant value in data collection. Currently, OEMs are seeking to capture enough data to shift from physical testing to a virtual testing environment (expediting development and reducing costs), and regulators have considered building safety standards emulating the aviation industry to address simulated data. AI-based LLF and perception software requires and collects more data in the validation process due to the statistical interdependency among sensors. As a market leader in AI-based LLF and perception with embedded software product available for customer integration, the Company has accumulated, and continues to accumulate, a substantial time-to-market moat. We expect this data and resulting insights to be highly valuable to OEMs, Tier 1 and 2 suppliers and many other key stakeholders in the automotive industry.

●	Leverage offroad vehicles or industrial markets. Although the automotive ADAS market is attractive, one downside is that development cycles are longer than other markets like offroad vehicles or industrial markets. These markets are more fragmented in terms of vehicle types and tasks to be automated. However, the development cycles and time to revenue may be shorter as many applications consist of retrofitting vehicles already in operation. Additionally, many applications have less stringent regulatory environments, which allows for shorter development time. For these reasons, we are addressing offroad vehicles as a secondary market segment by servicing system integrators who can integrate our software to quickly develop tailored solutions for automating vehicles for their end customers. We have found that the core platform can be leveraged for these applications and requires limited effort to tap into this market in parallel with the automotive ADAS market.

Our ability to execute on our strategy will be adversely affected if we have to implement our cost management plan. See “Item 3.D Risk Factors — Risks Related to Our Business — Any significant reduction in headcount as part of the implementation of the Company’s cost management plan may have a material adverse effect on the Company’s operations and future prospects.”

Customers

Two strategic collaborations have been announced to date with Ficosa and Trimble.

Ficosa is a leading global Tier 1 supplier dedicated to the research, development, production, and marketing of systems and parts for the automotive and mobility industry, with a recognized expertise in automotive vision systems, image engineering and machine vision. Ficosa offers a range of products to cover all vehicle segments, including an independent rear-view camera, independent intelligent rear-view camera, surround view system and autopark system, producing more than 8 million rear-view cameras on an annual basis globally. We have achieved a Tier 1 design and integration win (as described in “— Business Model” below) and entered into a strategic collaboration with Ficosa for the development of a smart automatic parking assistant. Through this collaboration, Ficosa will integrate the LeddarVision™ software into Ficosa’s advanced driver assistance systems (ADAS) for parking, enabling the full potential of the LeddarVision™ software to be combined with Ficosa’s leadership in cameras and vision systems in the automotive sector.

We have also entered into a strategic collaboration with Trimble. Trimble is a Tier 1 supplier developing solutions and services for agriculture, construction and mining applications that enable the next generation of autonomous functionality to improve productivity and safety. Trimble has been at the forefront of positioning innovation for over 35 years, providing automated and autonomous solutions for off-road machines such as tractors and haulers. The collaboration provides for the integration of our AI-based low-level sensor fusion and perception software platform to enable intelligent automation in complex work environments, improving autonomous machine performance for various industries. Trimble has recently announced an agreement to transfer its agricultural technology business (the division with which LeddarTech has a strategic collaboration) to a joint venture with AGCO Corp. Upon completion of their transaction, it is expected that AGCO will own 85% of the joint venture, with Trimble retaining the remaining 15%. It is not clear at this time how the change in ownership of the business will affect LeddarTech’s strategic collaboration See “Item 3.D Risk Factors — Risks Related to Our Business — We have entered into strategic collaborations, but not yet signed commercial agreements, with two Tier 1 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.”

As of October 2023, we are also in various stages of discussion with vehicle makers and ADAS/AD system and component suppliers and system integrators, covering more than 30 design win opportunities in automotive and off-road markets, some of whom are actively evaluating our software towards making a formal selection for their programs or end customer programs.

Business Model

As a software company, the Company’s business model is unique and is intended to deliver attractive margins. The Company provides a mix of:

●	Software Solutions developed and licensed for passenger, commercial and off-road vehicles.

●	Perception products developed using LeddarVision to accelerate adoption of applications for highway, city, surround and parking ADAS.

●	Data Insights that are incredibly valuable to OEMs, Tier 1 and 2 suppliers and many other key stakeholders in the automotive industry.

●	Services, including adaptation and integration engineering resources and ongoing software maintenance to help customers maximize the value they see through the technology.

Our business model depends on the achievement of design wins to generate revenue. We invest significant effort and money developing our sensory software solutions to support ADAS or AD applications, developed by OEMs or Tier 1 suppliers, which will be incorporated in one or more specific vehicle models to be produced by the OEMs. We refer to the selection by a Tier 1 supplier of our software for inclusion in such ADAS or AD applications, for the purposes of submitting such applications to an OEM, as a “Tier 1 design and integration win.” We use the term “OEM design win” to refer to the selection by an OEM of our software, whether directly from us for integration in the ADAS or AD applications developed by the OEM, or through selection of a Tier 1 supplier’s ADAS or AD application integrating our software, for incorporation in specific vehicle models with identified SOPs

We continue to develop our solutions and to engage with more than 30 Tier 1 Suppliers and OEMs. As solutions become ready for commercialization, we anticipate entering into commercial agreements with Tier 1 suppliers and/or OEMs to license our solutions. The Company introduced its first software product to the market with the availability of the LeddarVision™ Front — Entry-Level, B engineering samples for customer evaluation and integration into ADAS L2/L2+ safety applications on June 28, 2023. Most recently, the company announced the availability of LeddarVision™ Surround View Solution (LVS-2+), B engineering samples for customer evaluation, at CES 2024. The LVS-2+ was developed on the Nvidia Orin embedded system, with the flexibility to be ported to other embedded platforms. At this point, we expect several of our current customer engagements will move from demand creation to deep-dive customer evaluations. We also expect to complete several proof of concepts (“POC”) and proof-of-technology (“POT) assessments with various customers out of which we expect to generate some non-recurring engineering revenues (“NRE”).

We anticipate that our future revenues will be almost entirely generated by our fusion and perception businesses, and that they will be primarily comprised of NRE revenues, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. However, we do not anticipate generating significant revenue from our fusion and perception business until such time as we are able to enter into commercial arrangements with Tier 1 suppliers and OEMs. Key operating metrics for assessing our performance are expected to include the number and nature of commercial agreements we enter into, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions. We anticipate that the terms and conditions of any such licensing arrangements will vary among OEMs and Tier 1 suppliers, and we are not able at this time to predict the actual terms and conditions of such commercial agreements. See “Item 5. Operating and Financial Review and Prospects — Key Factors Affecting LeddarTech’s Performance.”

Intellectual Property

A major part of the Company’s future revenue is expected to be derived from software licensing. We rely on a four-pronged approach to protect our intellectual property; which approach was formalized at the beginning of the Company. Our IP was recognized as a valuable asset from the foundation of the Company, both internally with the management team and externally with the investors. The Company’s history as a spin-off from a research center contributed to that recognition.

First, from inception we continuously maintain an innovation program and steadfastly invested in filing patent applications that would be both fundamental and discoverable. As a result, our portfolio currently comprises 153 patents in 58 families, of which 80 are granted, and 73 are pending. This portfolio has solid anteriority (starting in 2006) and coverage in eight different countries or regions (Canada, the United States, the European Union, Japan, China, Korea, India and Brazil). We have successfully asserted our patent rights against one company, Phantom Intelligence Inc., in the Federal Court of Canada. We actively monitor the landscape for potential infringements via our external IP counsel.

Second, we have expanded our IP portfolio through the strategic acquisition of companies, including VayaVision in 2020, as well as strategic IP assets. We, with the assistance of our IP counsel, have made significant investments in broadening the coverage of this portfolio, and we expect to file several divisional and continuation applications in the coming months. We also have a formal M&A process through which we periodically consider expansions to our portfolio.

Third, we actively manage our trade secrets, including software source code and datasets, through employee contracts, supplier and customer agreements and non-disclosure agreements.

Fourth, although our primary commercial model is business-to-business (“B2B”), we have, since the inception of the Company, aimed to create a recognizable brand identity; to that effect, we have eight registered trademarks, including “Leddar” and “LeddarTech,” registered in Canada, the United States, the European Union, the United Kingdom, Japan, China and Korea.

As a result of this methodical IP asset management program, today our patent portfolio ranks high in the influence and impact scores in patent search tools. This is due to a number of factors, including the breadth of the claims and the aforementioned anteriority, but also due to the number of citations recorded during the prosecution process of various competitor patents. As part of this process the leading companies in the ADAS and autonomous driving industry, including BMW, GM, Toyota, Cruise (GM), Baidu, Waymo, Motional, Huawei, Aptiv, Mobileye, Bosch, ZOOX (Amazon) and Luminar, have recognized the existence of our patents as prior art. Because of this recognition, we consider our portfolio to be fundamental to the field of ADAS and autonomous driving.

Regulations and Safety Standards

ADAS is meant to reduce human errors that lead to vehicle accidents, with the goal of saving lives. Various regulators are charged with ensuring that such technology built into vehicles achieves this goal and does not present a hazard. These organizations are continually defining, refining, and mandating automotive testing and regulations worldwide. Therefore, car manufacturers must comply with regulatory requirements and follow relevant standards. Subsequently, the OEM imposes requirements on their suppliers, including the Company, who must be aware of the various standards and enforce them in our product development. Below are some of the key organizations involved in setting, maintaining, and in some cases, enforcing these standards.

The INVEST in America Act, passed in late 2021, requires the U.S. Department of Transportation to issue requirements and standards regarding vehicle safety technologies. The National Highway Traffic Safety Administration (“NHTSA”) is a department within the US Department of Transportation (“DOT”), and they manage and enforce automotive-related safety standards, including those developed internally, as well as some external standards from SAE. In addition, they license foreign and domestic manufacturers to sell their vehicles within the USA, and they have the power to block the import of vehicles that do not meet the Federal Motor Vehicle Safety Standards (“FMVSS”).

Part of the United Nations, the United Nations Economic Commission for Europe (“UNECE”) fosters economic harmonization among nations. For example, in 2012, the UNECE’s World Forum for Harmonization of Vehicle Regulation established new regulations intended to improve passenger safety, including Lane Departure Warning Systems (“LDWS”), Child Restraint Systems (“CRS”), and Advanced Emergency Braking Systems (“AEBS”).

The European Commission, through its authority, plays an active role in developing the EU’s overall strategy, designing and implementing policies as well as being responsible for planning, preparing, and proposing new European laws. A significant regulation influencing ADAS is Regulation 2019/2144 of the European Parliament and of the Council of November 27, 2019, regarding approval requirements for motor vehicles and their trailers, and systems, components, and separate technical units intended for such vehicles, advancing general safety and the protection of vehicle occupants and vulnerable road users.

The EURO NCAP has a five-star rating system that ranks the safety of vehicles for the benefit of consumers and vehicle fleet managers. They derive these results by conducting tests on their own and accredited proving grounds. Their rankings from 0 to 5 stars are defined on their website:

●	0-star safety: Meeting type-approval standards so it can legally be sold but lacking critical modern safety technology

●	1-star safety: Marginal crash protection and little in the way of crash avoidance technology

●	2-star safety: Nominal crash protection but lacking crash avoidance technology

●	3-star safety: At least average occupant protection but not always equipped with the latest crash avoidance features

●	4-star safety: Overall good performance in crash protection and all-round; additional crash avoidance technology may be present

●	5-star safety: Overall excellent performance in crash protection and well-equipped with comprehensive and robust crash avoidance technology

The Japan Automobile Research Institute (“JARI”) is a foundation dedicated to automotive research and testing. It is responsible for drafting and promoting standards in addition to researching methods of combining automotive and information technologies. Tests are performed at JARI’s Shirosato Test Center (“STC”) 120 km (75 miles) northeast of Tokyo, Japan.

The China Automotive Technology and Research Center (“CATARC”) is a scientific research institute that helps China manage its automotive industry. It is now a part of State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”). Among other things, they are involved with C-NCAP, C-ECAP, and proving ground testing.

The International Organization for Standardization (“ISO”) develops and publishes International Standards for various technologies, including automobiles. ISO 26262 defines a risk classification system, also known as an automotive safety integrity level (“ASIL”), for the functional safety of road vehicles. ISO 26262 defines four levels: A is the lowest level of risk, and D is the highest. Systems including airbags and anti-lock brakes get the highest level since their proper function is critical to safety, whereas less critical systems such as brake lights rate an A level. Most customers we serve are developing systems that are either ASIL C or ASIL D. Because the ASIL system is subject to some interpretation, in 2015, SAE International wrote J2980, Considerations for ISO 26262 ASIL Hazard Classification. This standard was revised in 2018. SAE J2980 provides better guidance for assessing the risks defined in ISO 26262.

We follow ISO 26262 (functional safety) and ISO 21488 (safety of the intended functionality) as automotive standards applicable to our software with regards to functional safety in the automotive industry. We also follow the Agile V-Model process and methodologies that focus on iterative software development.

We have collaboration between teams and have implemented the automotive industry-standard guidelines based on the Automotive Software Process Improvement Capability Determination (“ASPICE”), with the goal of obtaining Level 2 in 2024. Activity on ASPICE suggests that a data management process will be incorporated, and we may need to implement measures to comply with these in order to meet customer requirements. We also have an ISO 9001 certified quality management system.

To effectively develop software that adheres to automotive standards, LeddarTech developed a hybrid approach that incorporates the best practices of the methodologies. This approach includes a development process that involves continuous integration and testing, and regular communication and collaboration between the development team, product owners, and other stakeholders. In addition, using automated testing tools, code reviews, and risk assessments ensures that software is developed according to the standards and is of high quality. Regular monitoring and tracking of progress can also help identify potential issues early on, allowing for quick and efficient resolution.

Overall, an effective software development process following ISO 26262 and Agile ASPICE methodologies requires a balance between safety and agility, focusing on continuous improvement and collaboration. LeddarTech has implemented a unified process for managing functional safety, Safety of the Intended Functionality (“SOTIF”) (or ISO 21448:2021) and cybersecurity to comply with applicable standards.

In terms of security, we also apply the following standards, which are relevant to our activities and may be required by our customers: ISO 27001/TiSAX (organizational security), ISO21434 (road vehicles cybersecurity), ISO 24089 (road vehicles software) and AITF 16949 (automotive quality management).

Another area of applicable regulations is data privacy. We collect data on public roads and environments, with sensors such as cameras, that capture a lot of information. Data privacy regulations vary in each jurisdiction where data collection is being conducted. For our current activities, the relevant regions are Israel, Europe and the province of Quebec (Canada). In Québec Law 25 applies, Israel is subject to the Privacy Law and Protection of Privacy Regulations and Europe is subject to GDPR. We will need to assess and comply with applicable regulations in all regions we choose to collect data in the future.

Legal Proceedings

We are, from time to time, subject to various claims, lawsuits, and other legal and administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits, or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

C.	Organizational Structure

The organizational chart of the Company after giving effect to the Business Combination is included on page 132 of our registration statement on Form F-4 (File No. 333-275381) (“Form F-4”) and is incorporated hereby reference.

D.	Property, Plants and Equipment

The Company does not own any real property. Our corporate headquarters are in Quebec City, Canada, where we lease about 29,000 square feet of office and industrial space pursuant to leases that expire between 2024 and 2028. Additionally, we have an office of about 6,200 square feet in Montreal, Canada which contains R&D and G&A functions, for which the lease expires in 2024, which we are not renewing. Furthermore, we lease a garage facility in Quebec City, Canada, pursuant to a lease that expires in 2025. We lease approximately 5,000 square feet of office in Or Yehuda, Israel, which contains R&D, operations, and G&A functions to a lease expiring in 2027. We also have an R&D office in Toronto of about 3,700 square feet, for which the lease expires in 2024 and which we are not renewing. Finally, we rent a temporary office space on a month-to-month basis in and Shenzhen, China, for our local sales team. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of LeddarTech Inc. (“LeddarTech” or the “Company”) at and for the fiscal years ended September 30, 2023, 2022 and 2021 (“FY2023”, “FY2022” and “FY2021”, respectively). This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for FY2023, FY2022 (restated) and FY2021 (restated).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information – Risk Factors.” For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Amendment and Restatement of the audited annual consolidated financial statements

Subsequent to the issuance of the audited annual consolidated financial statements for FY2022 and FY2021, errors with respect to the recognition of a government grant liability from an Israel-United States Binational Industrial Research and Development (“BIRD”) Foundation, the measurement and recognition of research and development costs and other item were identified. Accordingly, the consolidated financial statements for the FY2022 and FY2021 were restated to reflect adjustments made as a result of this correction of errors. Refer to note 2 of the audited annual consolidated financial statements of the Company for FY2023 for more details.

Company Overview

LeddarTech Inc. was formed in 2007 under the CBCA and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall safety and efficiency of road transport. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

Transition to a “Pure-Play” Automotive Software Business Model

Prior to 2020, we focused our business on software and signal processing for smart sensing solutions, and our revenue came primarily from the sale of hardware and components for the ADAS market, which generally relied on object-level fusion. Recognizing the limitations of current object-level sensor fusion technology and the potential of AI-based LLF software, in 2020 we identified and acquired a 60% controlling interest in VayaVision, an Israeli company that had developed a low-level sensor fusion and perception software stack that was very complementary to our developed software. In FY2022, we made the strategic decision to divest our modules and components businesses to focus solely on fusion and perception software based on AI LLF for ADAS and AD, one line of business (a “pure-play” business model). Our Lidar components business was discontinued in late FY2022 and we are in the process of winding down our modules business. As a result of this transition, the historical combined financial information included herein may not be meaningful to an understanding of our results of operations, financial position, and cash flows in the future or what they would have been had we been pursuing our sensory software-focused business model strategy during the years presented. See “Item 3.D. Key Information – Risk Factors — Risks Related to Our Business — Our historical financial information, historical financial results and operating and business history, which were achieved under our prior sensory hardware-focused business model, may not be representative of our future results under a sensory software-focused business model.”

Business Combination and Public Company Costs

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

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately US$10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

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

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination will be accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination will be accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector will be treated as the “acquiree” for accounting purposes, the net assets of Prospector will be recognized at their fair value, and no goodwill or other intangible assets will be recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., the Surviving Company Common Shares and Surviving Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector will represent a service for the listing of the Surviving Company and will be recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Surviving Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Surviving Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Surviving Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Surviving Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations will comprise the ongoing operations of the Surviving Company.

Basis of presentation

The Company’s fiscal year is the twelve-month period ending September 30 of each year. LeddarTech’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All amounts are in Canadian dollars except as otherwise indicated. The Company operates under one operating and reportable segment.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech consisted of 66,550 Company Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Surviving Company Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Surviving Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition will be allocated to non-controlling interest.

Financial Highlights

	FY2023	FY2022	FY2021
Revenues	7,447,177	8,766,121	8,231,326
Gross profit	(74,668)	3,455,403	2,972,936
Loss from operations	(52,500,090)	(83,888,574)	(39,326,226)
Other (income) costs
Grant revenue	(377,080)	(435,448)	(2,164,794)
Finance costs, net	(698,601)	10,034,381	11,695,561
Loss before income taxes	(51,424,409)	(73,418,745)	(48,856,993)
Income taxes	—	—	—
Net loss	(51,424,409)	(73,418,745)	(48,856,993)
Net loss attributable to Shareholders of the Company	(47,992,097)	(69,318,848)	(46,959,038)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(286.33)	(513.80)	(723.05)
Weighted average shares outstanding (basic and diluted) (in thousands of shares)	167,610	134,913	64,946

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model, including the divestment of our modules and components businesses, our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. These revenues represented $7.2 million for the FY2023, $8.8 million for the FY2022 and $8.2 million for the FY2021.

Going forward, our financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. See “Item 4.B. – Information on the Company – Business Overview — Growth Strategies” and “Item 4.B. – Information on the Company – Business Overview — Business Model.” Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

To the extent we are able to develop and expand our commercial relationships with Tier 1 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of NRE revenues from completed POC and POT assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

The Company must retain a minimum cash balance of at least $5.0 million in order to comply with a minimum required unencumbered cash balance covenant under the terms of the Desjardins Credit Facility (as more fully described below). In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, if the Company does not raise additional capital, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses. See “Item 3.D. – Key Information – Risk Factors — Risks Related to Our Business — The Company has limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Surviving Company’s operating costs may materially adversely affect the Company in a number of ways.”

Restructuring Activities

Discontinuance of Components and Modules Businesses. In connection with the transition to a “pure play” automotive software business model, in FY2022 we made the strategic decision to discontinue our LiDAR components and our modules businesses. As a result of this decision, we tested our intangible assets for impairment and an impairment expense amounting to $38.2 million was recognized in FY2022, bringing the net book value of the intangible assets related to this business to approximately $2.2 million. During the FY2023, these assets were then fully impaired and in connection with this decision, we incurred restructuring costs of approximately $1.8 million, wrote down inventory by approximately $2.3 million and recorded an onerous contract loss of approximately $1.4 million. See note 4 to the audited annual consolidated financial statements of the Company for FY2023.

Potential Implementation of Cost Management Plan. As of December 31, 2023 the Company had a cash balance of approximately $29.2 million, of which approximately $29.2 million was unrestricted. As described above and in more detail under “— Liquidity and Capital Resources” below, the Company is currently required under the Desjardins Credit Facility (described below) to maintain a minimum cash balance of at least $5.0 million. Continued compliance with the terms of the Desjardins Credit Facility will likely require reaching an agreement with Desjardins to obtain further relief from the current minimum cash covenant. If the Company is not successful in raising additional capital in a timely manner and in sufficient amounts, and depending on the level of relief that LeddarTech is able to negotiate with Desjardins in regards to the existing post-closing minimum cash covenant, we expect that the Company will need to implement a flexible and scalable cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins and maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction.

If implemented, the cost management plan is expected to focus most of the Company’s resources (financial and human) on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future. See “Item 3.D. – Key Information – Risk Factors — Risks Related to Our Business — The Company will likely have limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Company’s operating costs may materially adversely affect the Company in a number of ways.”

Components of Results of Operations

Revenues.    Historically, our revenue has been generated from the sale of LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the pure-play automotive software business model, our revenues will no longer include revenues from these businesses, and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

Gross Profit.    Gross profit represents our total revenues, less cost of sales, which historically have consisted of materials, equipment and salaries and related expenses. Following our transition to the pure-play automotive software business model, we expect our cost of goods sold to be primarily comprised of salaries and related expenses, data acquisition and storage fees.

Operating expenses.    Operating expenses have historically been comprised of selling, general and administrative, stock-based compensation and research and development costs. Following our transition to the pure-play automotive software business model, we expect our operating expenses to be comprised of the same items.

Other (income) costs.    Other (income) costs historically have been comprised of grant revenue and financing costs. Following our transition to the pure-play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items and our finance costs to increase significantly considering the financing of our development activities.

Results of Operations

Comparison of Years Ended September 30, 2023 and 2022

Revenues

			Change
	FY2023	FY2022	$	%
Products	7,151,450	8,145,606	(994,156)	(12.2)
Services	251,464	543,409	(291,945)	(53.7)
Other	44,263	77,106	(32,843)	(42.6)
Total	7,447,177	8,766,121	(1,318,944)	(15.0)

For FY2023, total revenues were $7.4 million, a decrease of $1.3 million or 15.0% as compared to FY2022. This decrease is mainly due to lower revenues from products of $1.0 million or 12.2% as compared to FY2022, and lower revenues from services of $0.3 million or 53.7%. The decrease of products revenues is mainly attributable to the decision to winddown our modules business and initiate a last time buy customer offering thereby fulfilling customer orders until Q2-2024. The decrease of revenues from Services of $0.3 million compared to FY2022 is primarily a result of lower engineering services rendered in FY2023 to strategic external collaborators during the process of developing our ADAS software.

Gross profit (loss)

			Change
	FY2023	FY2022	$	%
Gross profit (loss)	$(74,668)	3,455,403	(3,530,071)	(102.2)
As a percentage of total revenues	(1.0)%	39.4%		(40.4)

For FY2023, the gross loss was $0.1 million compared to a gross profit of $3.5 million for the prior year period. This decrease of $3.5 million or 102.2% as compared to the prior year period is primarily attributable to a write-down on inventories of $2.3 million and an onerous contract loss of $1.7 million recognized in the cost of sale for FY2023, explained by the restructuring initiatives driven by the change in FY2022 of the Company’s business strategy to the pure-play automotive software business model.

Operating expenses

			Change
	FY2023	FY2022	$	%
Marketing and product management	4,097,931	3,280,864	817,067	24.9
Selling	3,126,324	3,976,733	(850,409)	(21.4)
General and administrative	18,990,598	15,548,293	3,442,305	22.1
Research and development costs	12,719,093	22,057,911	(9,338,818)	(42.3)
Stock-based compensation	2,436,974	4,272,673	(1,835,699)	(43.0)
Transaction costs	3,506,630	—	3,506,630	100.0
Restructuring costs	1,756,433	—	1,756,433	100.0
Impairment loss related to intangible assets	5,791,439	38,207,503	(32,416,064)	(84.8)
Total	52,425,422	87,343,977	(34,918,555)	(40.0)

Marketing and product management

For FY2023, marketing and product management expenses were $4.1 million compared to $3.3 million for FY2022. The increase of $0.8 million or 24.9% as compared to the prior year period is primarily attributable to higher salaries and related expenses in relation with product management and marketing activities in support of our pure-play automotive software business model.

Selling

For FY2023, selling expenses were $3.1 million compared to $4.0 million, a decrease of $0.9 million or 21.4% as compared to FY2022, primarily attributable to the decrease in headcount in connection with LeddarTech’s transition into a pure-play automotive software business model.

General and administrative

For FY2023, general and administrative expenses were $19.0 million compared to $15.5 million for FY2022. The increase of $3.4 million or 22.1% as compared to the prior year period is primarily due to professional fees incurred for consulting and financing during FY2023.

Research and development costs

Research and development costs were $12.7 million for FY2023 compared to $22.1 million in FY2022. This decrease of $9.3 million or 42.3% is primarily due to management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late FY2022.

Stock-based compensation

For FY2023, stock-based compensation expenses were $2.4 million compared to $4.3 million for FY2022. This decrease of $1.8 million or 43.0% is primarily due to the decrease in stock-based compensation expense recorded for the ESOP of $0.7 million and VayaVision call option of $1.1 million, the decrease of $0.3 million on M-Options economy and the decrease of $0.3 million of capitalization as development costs, during FY2023.

Transaction costs

For FY2023, transaction costs were $3.5 million compared to nil for FY2022. These transaction costs were related to the proposed Business Combination and LeddarTech will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

Restructuring costs

The Company expects to complete the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model over FY2023.

Restructuring costs of $1.8 million were incurred in FY2023. Furthermore, after the review of revenues forecasts on certain remaining programs divested following the transition to the pure-play automotive software business model, a write-down on inventories of $2.3 million and an onerous contract net loss of $1.4 million were recognized in FY2023.

Impairment loss related to intangible assets

During FY2023, an impairment loss related to intangible assets of $5.8 million was recognized due to the decrease in the expected recoverable amount of certain intangible assets, explained by the Company’s inability to reach a satisfactory financial agreement with one of the main partners of the Component business, after the discontinuation of the Lidar components business in late FY2022. Refer to Note 11 to LeddarTech’s annual audited consolidated financial statements for FY2023 for more details.

Other (income) costs

			Change
	FY2023	FY2022	$	%
Grant revenue	(377,080)	(435,448)	58,368	(13.4)
Finance costs, net	(698,601)	(10,034,381)	9,835,780	(93.0)
Other (income) costs	(1,075,681)	(10,469,829)	9,394,148	(89.7)

Grant revenue

For FY2023, grant revenue was $0.4 million, which is comparable to those recognized in FY2022. The grant revenue is mainly composed of the Scientific Research & Experimental Development (SR&ED) tax credit related to projects and eligible expenses incurred by the Company.

Finance costs, net

			Change
	FY2023	FY2022	$	%
Finance income	(6,161,328)	(40,251)	(6,121,077)	15,207.3
Finance costs	9,116,399	6,878,810	2,237,589	32.5
Change in fair value through profit and loss (“FVTPL”) of financial instruments	21,100	(7,129,238)	7,150,338	(100.3)
Capitalized borrowing costs	(3,898,829)	(6,994,197)	3,095,368	(44.3)
Foreign exchange loss (gain)	224,057	(2,749,505)	2,973,562	(108.1)
Finance costs, net	(698,601)	(10,034,381)	9,335,780	(93.0)

Negative net finance costs decreased by $9.3 million or 93.0% in FY2023 as compared to the prior year period. These variations were primarily due to the following items:

●	Finance income: The increase of $6.1 million in FY2023 as compared to FY2022 was due to a gain on debt modification of the term loan of $4.3 million and due to a gain on debt settlement in relation with a license agreement of $1.6 million in FY2023.

●	Finance costs: The increase of $2.2 million of finance costs in FY2023 was mainly due to an increase in interest expense on the credit facility and on the convertible loans of an amount of $1.2 million and $1.1 million respectively, transaction costs related to company refinancing of $0.4 million incurred in FY2023, partly offset by the decrease of net loss on debt extinguishments of $0.5 million and of modification costs of convertible loans of $0.1 million. The global increases in interest expense during the fiscal year ended September 30, 2023 are mainly attributable to the increase of prime interest rate by the Bank of Canada and the U.S. Federal Reserve compared to the prior year period.

●	Change in FVTPL of financial instruments: The decrease of $7.2 million of change in FVTPL of financial instruments in FY2023 was mainly attributable to gains on revaluation of convertible loans in FY2022 of $6.1 million and of a contingent consideration payable of $1.3 million.

●	Capitalized borrowing costs: The decreases of $3.1 million of capitalized borrowing costs in FY2023, was mainly due to the decrease of the development costs qualified as assets eligible for borrowing costs capitalization, explained by the impairment loss related to intangible assets recognized in FY2022.

●	Foreign exchange loss (gain): The decreases of foreign exchange gain of $3.0 million in FY2023 as compared to prior year period was due to the impact of appreciation of the U.S. dollar during the current period versus the Canadian dollar mainly on the higher cash balance denominated in U.S. dollar during FY2022.

Comparison of Years Ended September 30, 2022 and 2021

Revenues

			Change
	FY2022	FY2021	$	%
Products	8,145,606	7,968,000	177,606	2.2
Services	543,409	194,929	348,480	178.8
Other	77,106	68,397	8,709	12.7
Total	8,766,121	8,231,326	534,795	6.5

For the FY2022, total revenues were $8.8 million, an increase of $0.5 million or 6.5% as compared to FY2021 mainly attributable to the increase of revenues from Products and Services. The increase of revenues from Products of $0.2 million compared to FY2021 is attributable to an increase of sales volume of our traffic and toll detection assistance systems, partly offset by a decrease of M16 LiDAR sales volume. The increase of revenues from Services of $0.3 million compared to FY2021 is primarily a result of higher engineering services rendered in FY2022 to strategic external collaborators during the process of developing our ADAS software.

Gross profit

			Change
	FY2022	FY2021	$	%
Gross profit	3,455,403	2,972,936	482,467	16.2
As a percentage of total revenues	39.4%	36.1%		3.3

For FY2022, gross profit was $3.5 million compared to $3.0 million for FY2021. This increase of $0.5 million or 16.2% as compared to FY2021 and the increase of gross profit as a percentage of total revenues from 36.1% for FY2021 to 39.4% for FY2022 are primarily attributable to the impacts of cost reduction efforts and the fix portion of the cost of sales combined with the increase of the selling price of some of products sold.

Operating expenses

			Change
	FY2022	FY2021	$	%
Marketing and product management	3,280,864	3,174,555	106,309	3.3
Selling	3,976,733	3,762,397	214,336	5.7
General and administrative	15,548,293	11,941,855	3,606,438	30.2
Research and development costs	22,057,911	11,226,737	10,831,174	96.5
Stock-based compensation	4,272,673	12,193,618	(7,920,945)	(65.0)
Impairment loss related to intangible assets	38,207,503	—	38,207,503	—
Total	87,343,977	42,299,162	45,044,815	106.5

Marketing and product management

For FY2022, marketing and product management expenses were $3.3 million compared to $3.2 million for FY2021. The increase of $0.1 million or 3.3% as compared to FY2021 is primarily attributable to the increase of the headcount due to a reduced impact of the Covid-19 pandemic in the second half of FY2022, partly offset by a decrease of other expenses due to cost reduction efforts.

Selling

For FY2022, selling expenses were $4.0 million compared to $3.8 million, an increase of $0.2 million or 5.7% as compared to FY2021 primarily attributable to higher salary and related expenses due to the increase of the headcount following the progressive end of Covid-19 pandemic in the second half of FY2022.

General and administrative

For FY2022, general and administrative expenses were $15.5 million compared to $11.9 million. The increase of $3.6 million or 30.2% as compared to FY2021 is primarily due to the increase of salary and related expenses of $3.3 million due to higher headcount during the period, combined with higher professional fees of $0.3 million.

Stock-based compensation

For FY2022, stock-based compensation expenses were $4.3 million compared to $12.2 million during FY2021. This decrease of $7.9 million or 65.0% as compared to FY2021 is primarily due to the decrease in stock-based compensation expense recorded for ESOP of $2.9 million, C-Options of $0.7 million, VayaVision call option of $2.1 million and M-Options of $3.3 million during FY2022, partly offset by an increase of stock-based compensation expense capitalized as development costs of $1.1 million.

Research and development costs

During FY2022, research and development costs increased from $11.2 million in FY2021 to $22.1 million in FY2022. The increase of $10.8 million or 96.5% is primarily attributable to the intensifying development activities to support LeddarTech’s transition to its current automotive software business model, mainly impacting upward on salary and wage costs. LeddarTech expects to continue to incur substantial and increased development costs as it continues to expand its development activities and progress with the commercialization of its products.

Impairment loss related to intangible assets

In FY2022, LeddarTech transitioned its activities to its current automotive software business model, resulting into an impairment expense amounting to $38.2 million for certain intangible assets that were no longer expected to be used and others that were still expected to be used and of which the recoverable amount was less than their related carrying value. For additional details, refer to note 11 of the audited annual consolidated financial statements of the Company for FY2023.

Other (income) costs

			Change
	FY2022	FY2021	$	%
Grant revenue	(435,448)	(2,164,794)	1,729,346	79.9
Finance costs, net	(10,034,381)	11,695,561	(21,729,942)	(185.8)
Other (income) costs	(10,469,829)	9,530,767	(20,000,596)	(209.9)

Grant revenue

For FY2022, grant revenue was $0.4 million compared to $2.2 million for FY2021. The decrease of $1.7 million compared to FY2021 is attributable to lower grant revenue on an interest free loan and a decrease of Canada Emergency Wage Subsidies granted during the to Covid-19 pandemic in the prior years.

Finance costs, net

			Change
	FY2022	FY2021	$	%
Interest income	(40,251)	(3,454)	(36,797)	1,065.3
Finance costs	6,878,810	4,055,230	2,823,580	69.6
Change in fair value through profit and loss (“FVTPL”) of financial instruments	(7,129,238)	13,881,042	(21,010,280)	(151.4)
Capitalized borrowing costs	(6,994,197)	(6,304,340)	(689,857)	10.9
Foreign exchange loss (gain)	(2,749,505)	67,083	(2,816,588)	(4,198.7)
Finance Costs, net	(10,034,381)	11,695,561	(21,729,942)	(185.8)

During FY2022, net finance costs decreased by $22.0 million as compared to FY2021. The decrease was primarily due to the following items:

●	Finance costs: The increase of $2.8 million of interest expense and bank charges was due to the increase of interest expenses on the term loan of $0.6 million, on lease liabilities of $0.2 million and on the Desjardins Credit Facility of $2.7 million, partly offset by a decrease of the accretion of government grant liability of $0.6 million. The increase in interest expense is mainly attributable to the several increases of prime interest rate by the Bank of Canada and the U.S. Federal Reserve in FY2021 and FY2022 combined with changes in balance of debts.

●	Change in FVTPL of financial instruments: The decrease of $21.0 million of change in FVTPL of financial instruments was mainly due to loss on revaluation of convertible loans of $6.1 million in FY2022 compared to a gain of $17.8 million in FY2021, primarily explained by a reduction in the Company’s valuation. This increase of gain on revaluation was partly offset by a decrease of the gain on revaluation of the contingent consideration payable in relation with the 60% controlling interest acquired in VayaVision on July 6, 2020. For additional details, refer to note 12 of the audited annual consolidated financial statements (restated) of the Company for FY2022.

●	Capitalized borrowing costs: The increase of $0.7 million of capitalized borrowing costs was due to the increase of interest expenses and the increase of development activities, following the LeddarTech’s transition to its current automotive software business model.

●	Foreign exchange loss (gain): The increase of $2.8 million of the foreign exchange gain was due to the impact of appreciation of the U.S. dollar versus the Canadian dollar mainly on the higher cash balance denominated in U.S. dollars during FY2022.

Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as September 30, 2023, September 30, 2022 (restated) and September 30, 2021 (restated).

	As of September 30,
	2023	2022	2021
Total assets	72,170,407	93,955,191	81,400,199
Non-current financial liabilities	48,625,072	12,684,312	34,402,468

The decrease of total assets of $21.8 million from September 30, 2022 to September 30, 2023 is mainly attributable to the decrease of cash of $27.0 million, inventory of $1.7 million, property and equipment of $1.6 million and the right-of-use assets of $2.7 million that partially offsets with an increase in intangible assets of $11.1 million. The increase of total assets of $12.6 million from September 30, 2021 to September 30, 2022 is mainly attributable to the increase of cash of $25.8 million, partly offset by the decrease of intangible assets due to the impairment of $38.2 million of development costs on Component project and by capitalized development costs of $22.1 million. Refer to the “— Liquidity and Capital Resources” section for more details on cash variations.

The increase of non-current financial liabilities of $35.9 million from September 30, 2022 to September 30, 2023 is mainly attributable to the reclassification of the credit facilities (Desjardins Term Loan) of $28.7 million in the long-term liabilities and the increase of convertible loan of $11.3 million, that partially offsets with a decrease in the long-term portion of the term loan of $2.3 million and other loans of $1.2 million. The decrease of non-current financial liabilities of $21.7 million from September 30, 2021 to September 30, 2022 was mainly due to the conversion of the convertible loans into Class D-2 preferred shares, as described below under “Liquidity and Capital Resources” section.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

Comparison of Years Ended September 30, 2023 and 2022

			Change
	FY2023	FY2022	$	%
Net cash flows related to operating activities	(36,651,124)	(38,126,897)	1,593,308	(4.2)
Net cash flows related to investing activities	(11,172,500)	(12,000,742)	(710,707)	(5.9)
Net cash flows related to financing activities	21,248,280	73,947,590	(52,699,310)	(71.3)
Effect of foreign exchange on cash	(394,515)	2,005,632	(2,400,148)	(119.7)
Net increase (decrease) in cash	(26,969,859)	25,825,583	(52,795,442)	(204.4)
Cash, beginning of year	32,025,899	6,200,316	25,825,583	416.5
Cash, end of year	5,056,040	32,025,899	(26,969,859)	(84.2)

Operating Activities

For FY2023, net cash flows related to operating activities was $36.5 million, compared to $38.1 million for FY2022. The decrease of $1.6 million or 4.2% in net cash flows related to operating activities was primarily due to the favorable net change in non-cash working capital of $2.8 million during the FY2023 in comparison with FY2022, partly offset by the increase of marketing and product management expenses and research and development costs paid in FY2023.

Investing Activities

For FY2023, net cash flows related to investing activities was $11.3 million, compared to $12.0 million for FY2022. The decrease of net cash flows related to investing activities of $0.7 million or 5.9% is primarily explained by the decrease of addition to property and equipment of $2.0 million and investment tax credit received in FY2023 of $0.8 million, partly offset by the increase of additions to intangible assets of $1.6 million and the decrease of grants received related to intangible assets and property and equipment of $0.7 million, in FY2023 compared to FY2022.

Financing Activities

FY2023, net cash flows related to financing activities were $21.2 million, compared to $74.0 million for FY2022. The decrease of cash flows of $52.7 million from financing activities is primarily due to share issuance during FY2022, partially offset by the increase in cash flow due to the issuance of convertible notes – Tranche A, net of debt issuance costs, of $27.3 million in FY2023 and the increase of interests paid on credit facility and other loan of $1.2 million in FY2023 compared to FY2022.

Comparison of Years Ended September 30, 2022 and 2021

			Change
	FY2022	FY2021	$	%
Net cash flows related to operating activities	(38,126,897)	(20,789,347)	(17,337,550)	83.4
Net cash flows related to investing activities	(12,000,742)	(16,505,990)	4,505,248	(27.3)
Net cash flows related to financing activities	73,947,590	41,738,668	32,208,922	77.2
Effect of foreign exchange on cash	2,005,632	—	2,005,632	n.a.
Net increase (decrease) in cash	25,825,583	4,443,331	21,382,252	481.2
Cash, beginning of year	6,200,316	1,756,985	4,443,331	252.9
Cash, end of year	32,025,899	6,200,316	25,825,583	416.5

Operating Activities

For FY2022, net cash flows related to operating activities was $38.1 million, compared to $20.8 million in FY2021. The increase in use of operating cash flow of $17.3 million primarily reflects the increase of $10.8 million of non-capitalizable research and development costs and the unfavorable net change in non-cash working capital of $3.9 million.

Investing Activities

For FY2022, net cash flows related to investing activities was $12.0 million, compared to $16.5 million in FY2021. The decrease of investing cash flow is primarily explained by the decrease of capitalized development cost due to the reduction of the capitalizable development projects due to LeddarTech’s transition to its current automotive software business model.

Financing Activities

For FY2022, net cash flows related to financing activities was $73.9 million, primarily reflecting the share issuance proceeds of $85.2 million in FY2022, net of share issuance cost of $6.1 million, partly offset by interest paid on the Desjardins Credit Facility and other loans of $3.6 million.

Liquidity and capital management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and has an accumulated deficit of $480.3 million as of September 30, 2023, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses of $51.4 million for FY2023 and of $73.4 million for FY2022.

In FY2023, LeddarTech had net cash outflows in operating and investing activities amounting to $36.5 million and of $11.3 million respectively, compared $38.1 million and $12.0 million in FY2022, respectively. LeddarTech expects to continue to realize net losses and net cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity and convertible notes, the issuance of related party loans and loans from third parties.

As of September 30, 2023, LeddarTech had total liabilities of $74.3 million, including $13.6 million in accounts payable, $28.7 million outstanding on the Desjardins Term Loan (described below), $11.3 million outstanding on the convertible loans issued in Tranche A of the PIPE Financing (described below), $7.7 million outstanding under the IQ Loan Agreement (described below), $3.8 million of lease liabilities, $6.1 million of redeemable stock options, $1.5 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $2.1 million.

After giving effect to the completion of the PIPE Financing and the Business Combination, the Company had approximately $70.8 million of indebtedness outstanding consisting of $28.8 million outstanding under the Desjardins Term Loan, $33.5 million under the convertible notes issued in the PIPE Financing, and $8.5 million of the term loan outstanding under the IQ Loan Agreement.

Anticipated Need for Additional Capital

As more fully disclosed below, the Company expects that it may require additional capital to comply with its financial covenants and will require additional capital to finish the development of, customize for target customers, and market, its solution. The Company is currently pursuing capital raising initiatives, and believes its prospects for raising additional capital on favorable terms will improve if and when it has achieved an OEM design win. However, there can be no assurance that we will achieve an OEM design win in the near future, or at all, or that we will be successful in raising additional capital.

The Company must retain a minimum cash balance of at least $5.0 million in order to comply with a minimum required unencumbered cash balance covenant under the terms of the Desjardins Credit Facility (as more fully described below). In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, and if the Surviving Company does not raise additional capital, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has substantially completed the development of key components of its core software platform and various key features. Operating expenses in the future are expected to be driven primarily by customer-specific product adaptation, testing and qualification (including compliance to applicable automotive standards and regulations) and the development, testing and marketing of additional features to our software platform that will enhance and expand the functionality, performance, reliability and cost benefits of our software solutions, address development required by any new regulatory or market-driven standards, and make them more attractive to our target customers. See “Item 4.B. Information on the Company – Business Overview — Our Products and Technologies; The LeddarTech Solution — Ability to Add Enhanced Features.”

Maintaining an adequate level of liquidity will be subject to various risks and uncertainties, including how successful we are at achieving OEM design wins and production contracts, which in turn will impact the terms on which we may be able to raise additional capital, if at all. We are currently seeking additional capital and believe our prospects for raising additional capital on favorable terms will improve if and when we have achieved an OEM design win. We believe opportunities to achieve an OEM design win could significantly benefit from the completion and announcement of the availability of new features to our software platform currently in development.

In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, if the Company has not raised additional capital, we expect that the Company would need to implement a flexible and scalable cost management plan as deemed necessary and appropriate so that it can maintain a minimum required unencumbered cash balance pursuant to the terms of the Desjardins Credit Facility (as may be modified or waived as described above) and maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, as well as significant headcount and compensation reductions. The extent to which the cost management plan will need to be implemented will be dependent upon several factors, including the extent to which the Company is able to raise additional capital in a timely manner, if at all, and the scope and terms of any potential forbearance agreement, waiver or amendment with, or other relief from Desjardins.

We expect to focus most of the Company’s resources (financial and human) on pursuing customer acquisition and OEM design wins based on our existing software platform and the features we have released and expect to have released through the first quarter of fiscal 2024, and less resources on continuous product improvement or new product development. We are currently seeking additional capital and believe our prospects for raising additional capital on favorable terms will improve if and when we have achieved an OEM design win. However, significant operating cost reductions may materially adversely affect our ability to achieve an OEM design win because we may not be able to offer a complete suite of features and integration services.

Based on cash flow projections, without taking into account any future capital raises, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2024, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed. If we are not successful in raising additional capital in a timely manner, we may need to obtain further relief from Desjardins in the form of a forbearance agreement, waiver or further amendment, or obtaining other relief from Desjardins with respect to the minimum cash maintenance covenant, but any such relief, if required, may not be sufficient to allow us to comply with the minimum cash balance requirement, as may be modified, under the Desjardins Credit Facility following the closing of the Business Combination. See “Item 3.D – Key Information – Risk Factors — Risks Related to our Business — The Company has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Company’s operating costs may materially adversely affect the Company in a number of ways.” We intend to finance our future working capital requirements and capital expenditures in the near-term primarily from cash on hand, funds raised in connection with the Business Combination, which consists of proceeds raised from the PIPE Financing and from the Trust Account (net of redemptions), and from additional capital raising activities which we are currently pursuing. In the longer term we expect to fund our operations primarily from cash we expect to be generated from operating activities. We have based these estimates on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner or in greater amounts, including in order to maintain compliance with the cash maintenance covenant under the Desjardins Credit Facility described below.

Our future capital requirements depend on many factors, including the extent to which we implement our cost management plan, our ability to manage expenses, changes in the nature and scope of the software solutions and related services we are able to market to prospective customers, including as a result of implementing the cost management plan, timing of or delays in commercialization of our software solutions, the initial and continuing market acceptance of our software solutions, the expansion of or reductions in sales and marketing activities, and the extent of collaboration with and support from our target customers. Further, we may in the future seek to enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we expect to seek to enhance our liquidity position or increase our cash reserve to support our operations, maintain compliance with loan covenants and for future investments through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in additional operating covenants that would restrict our operations. See also “Item 3.D – Key Information – Risk Factors — Risks Related to Our Business — The Company will need to raise additional funds to meet its capital requirements, and such funds may not be available on commercially reasonable terms, or at all, which could materially and adversely affect the Company’s business, results of operations or financial condition and its ability to continue as a going concern.”

While we seek to pursue further capital raising transactions, particularly upon achieving our first OEM design win with an OEM or Tier 1 supplier, the implementation of operating cost reductions described above would likely have the effect of limiting the Company’s resources and flexibility to pursue multiple product developments and invest in product improvements and ultimately could limit the number of prospective customer projects and related revenue opportunities and its ability to achieve an OEM design win in a timely manner, on favorable terms or at all.

Any implementation of the cost management plan and the need to raise additional capital may cause the Company to market and sell a less comprehensive suite of software solutions and services and may require it to seek an OEM design win or production contract with its software solution before it is able to offer a broader suite of features and integrated services that may be required or desired by an OEM to tailor the solution to specific vehicle models. In that case, revenue which otherwise may have been realized by the Company for these additional features and integrated software engineering services may instead be realized by a Tier 1 supplier or other party, and the Company may not realize the full revenue and profitability potential of its solutions. If the Company is not able to achieve an OEM design win on a timely basis, or at all, its prospects for further capital raising transactions will be significantly diminished.

There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises, if any, will be sufficient to support our ongoing operations or maintain compliance with the cash maintenance covenant under the Desjardins Credit Facility, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to further reduce certain discretionary spending, alter or scale back our development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. If the Company fails to raise additional capital, the Company risks being in violation of the minimum cash balance requirement under the Desjardins Credit Facility, even after implementation of operating cost reductions described above. See “Item 3.D – Key Information – Risk Factors — Risks Relating to Our Business — The Company’s liquidity position will be further constrained by the requirement to maintain a minimum cash balance of at least $5.0 million. If the Company is not able to maintain compliance with the minimum cash balance requirements, its debt obligations may be declared due and payable at a time when the Company does not have sufficient resources to repay such debt obligations.” Based on our recurring losses from operations since inception, expectation of continued operating losses for the foreseeable future, the risks and uncertainties associated with management’s operating plan as described above and the need to raise additional capital to finance our future operations, as of January 29, 2024, the issuance date of the consolidated financial statements for the year ended September 30, 2023, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

Financing Transactions

Set forth below is a summary description of our loan agreements and recent financing transactions.

IQ Credit Facilities

On January 23, 2020, the Company entered into a non-interest bearing loan agreement with Investissement Québec (“IQ”) (the “PRSI”) providing for a loan of up to $19.8 million. The PRSI was then amended by (i) an amendment agreement executed as of March 30, 2021 and (ii) an amendment agreement dated June 12, 2023 (the “PRSI Amendment” and together with the PRSI, the “IQ Loan Agreement”) pursuant to which, inter alia, the loan was transformed into an interest-bearing loan (pay-in-kind interest at 12.0% per annum) and the amount available was reduced to approximately $19.3 million. In connection with this amendment, IQ’s hypothec on the universality of the Company’s assets was subordinated to that of Desjardins and the PIPE Investors. The loan is repayable in 42 equal monthly payments (including capitalized interest) starting after the moratory period ending on September 30, 2026. Interest accrues on the IQ Loan Agreement from the date of the PRSI Amendment at a rate of 12% per year which will be capitalized until the end of the aforementioned moratory period. As at September 30, 2023, there was $19.3 million outstanding under the loan.

In conjunction with the IQ Loan Agreement the Company issued 13,890 warrants in FY2021 to IQ with a strike price of $138.68, based on the total amount drawn as at September 30, 2021. The Warrants may be exercised, in whole or in part, for a period of five years following the issue of the Warrants. These warrants met the definition of a derivative liability and were therefore recorded at fair value. Once the warrants were issued to IQ, they met the fixed-for-fixed criteria for classifying financial instruments as equity since the warrants were settleable in a fixed number of Class C preferred shares at a fixed price per share. Upon each warrant issuance that was fully vested during the year ended September 30, 2021, the respective derivative warrant liability amount was reclassified to equity for an amount of $670,703. Refer to note 15, Warrants, of LeddarTech’s annual audited consolidated financial statements (restated) for FY2022 for more details.

The IQ Loan Agreement contains certain affirmative and negative covenants and default provisions, including, without limitation, those set forth below:

●	Provision of annual audited consolidated financial statements, one-year projected financial statements annually, quarterly unaudited financial statements and an annual report from the independent auditors regarding certain expenses and related financing activities.

●	Limitations on debt incurrence, liens, asset dispositions and asset locations.

●	Obligation to maintain its core operations and intellectual property related to the project financed with the IQ Loan Agreement (LiDAR development) in the Province of Quebec.

●	Cross default in respect of obligations in excess of $100,000.

The Company granted to IQ, as lender under the IQ Loan Agreement, a hypothec of $23.76 million over the universality the Company’s movable assets, present and future, ranking after the security of Desjardins (as defined below) and of the PIPE Investors.

On May 1, 2023, the Company entered into a secured temporary bridge loan with IQ (the “IQ Bridge Loan”) pursuant to which IQ extended to the Company a temporary term loan in an aggregate principal amount of $5.0 million disbursable in multiple tranches. As of June 12, 2023, an amount of $3.75 million had been disbursed. An amount equal to approximately $3.8 million representing the capital, interest, fees and other amounts owing by the Company to IQ under the IQ Bridge Loan was repaid in full on June 12, 2023 with PIPE Financing proceeds received at the completion of Tranche A and the IQ Bridge Loan and all security therefore were terminated.

Desjardins Credit Facility

On April 5, 2023, the Company, as borrower, and VayaVision, as guarantor, entered into an amended and restated financing offer letter (as amended by a first amending agreement letter dated as of May 1, 2023, a second amending agreement letter dated as of May 31, 2023, a third amending agreement letter dated September 29, 2023, a fourth amending agreement letter dated October 13, 2023 and a fifth amending agreement letter dated October 20, 2023, the “Desjardins Credit Facility”) with Desjardins. The Desjardins Credit Facility amended and restated an existing financing offer originally entered into in January 2020, as subsequently amended and restated and further amended, and under which the Company had borrowed $30.0 million in the form of a term loan (the “Desjardins Term Loan”). The Company had also borrowed $2.5 million in the form of a bridge loan under the Desjardins Credit Facility (the “Desjardins Bridge Loan”). The Desjardins Bridge Loan was repaid in full with PIPE Financing proceeds received at the completion of Tranche A.

As at September 30, 2023, the aggregate principal amount outstanding under the Desjardins Term Loan was $30.0 million, and bore interest based on the Canadian prime rate of 7.0%, plus 9.00%. The Desjardins Term Loan matures on January 31, 2026, but is subject to earlier mandatory prepayment following: (i) the receipt of net cash proceeds from the sale of equity securities by the Company or a guarantor in excess of US$44.0 million (including from the PIPE Financing, but excluding amounts from the Trust Account), but only in the amount of 10.0% of such excess; (ii) the receipt of net cash proceeds from the sale of assets of the Company’s modules and components business units, to the extent of such net cash proceeds; and (iii) completion of the Business Combination, to the extent of any net cash proceeds from the Trust Account in excess of US$17.0 million. The Company may prepay, without penalty, amounts under the Desjardins Term Loan at any time. The Company has further agreed with Desjardins, no later than August 5, 2025, to have either (x) launched a formal merger and acquisition process with an investment bank selected by the Board of Directors of the Company and received expressions of interest in connection with such process, or (y) entered into a non-binding term sheet in respect of an equity or debt financing which would allow for the repayment in full of all amounts owing under the Desjardins Credit Facility.

The Desjardins Credit Facility contains certain affirmative and negative covenants, including financial covenants, including, without limitation, those set forth below:

●	Maintenance of an unencumbered cash balance equal to or greater than $5.0 million following completion of the Business Combination;

●	Provision of audited annual financial statements, unaudited monthly and quarterly financial statements, cash flow projections, debt repayment plans and certifications regarding the foregoing; and

●	Limitations on debt incurrence, investments, dividends, repayments on convertible notes issued in the PIPE Financing or on the IQ Loan Agreement, liens, asset dispositions and capital expenditures.

As discussed under “— Liquidity and capital management”, in the event we are unable to raise additional capital, we would likely need to enter into a forbearance agreement, waiver or amendment with respect to, or obtain a waiver or other relief from, the unencumbered cash balance covenant.

As of September 30, 2023, the Company was in compliance with all financial covenants under the Desjardins Credit Facility.

The Desjardins Credit Facility was amended to add a conversion feature at the option of the lender upon a liquidity event in February 2021, and to be then removed under the second amendment concluded in November 2021. The first and second amendments were considered fundamental changes to the terms of the Desjardins Credit Facility, and they were accounted for as extinguishments of the existing term loan and recognition of new loans, resulting in loss on extinguishment, calculated as the difference between the amount derecognized and the initial measurement of the modified loan recognized at fair value for a total loss of $0.6 million and $0.4 million, respectively. For more details, refer to note 24 to the Company’s annual audited consolidated financial statements for FY2023.

The Company granted to Desjardins a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future. LeddarTech Holdings Inc. has guaranteed the obligations of the Company under the Desjardins Credit Facility and has granted to Desjardins a hypothec of $60.0 million over the universality LeddarTech Holdings Inc.’s movable assets, present and future. The Company also granted Desjardins a first ranking fixed charge and pledge over all of its shares in VayaVision. The Desjardins Term Loan also is guaranteed by VayaVision, and the payment obligations of VayaVision under said guarantee are limited to amounts that VayaVision may distribute as dividend to its shareholder under Israeli Companies Law. VayaVision also granted Desjardins a first ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. Certain intellectual property assets of VayaVision are subject to a master depositor escrow agreement entered into on June 12, 2023 by and between VayaVision and ESOP Management and Trust Services Ltd., as escrow agent, pursuant to which Desjardins is the primary beneficiary and the Hypothecary Representative (as defined below) is the secondary beneficiary (the “Israeli Escrow Agreement”) and certain intellectual property assets of the Company are subject to an amended and restated software escrow agreement entered into on June 12, 2023 by and among, the Company, Praxis Technology Escrow, as escrow agent, Desjardins, as primary beneficiary, and the Hypothecary Representative (as defined below), as secondary beneficiary (the “Canadian Escrow Agreement”).

Other loans

Under a license agreement for the worldwide exclusive use by the Company of an intellectual property in the development of its technology projects, the Company was required to make specified payments at specified dates or upon the occurrence or achievement of certain events. The Company was also required to make annual royalty payments through 2030 based on a variable royalty amount per unit of product sold that includes the underlying technology, subject to a minimum annual royalty payment of US$250,000. The intellectual property patent expires in 2030, which corresponds to the duration of the licensing agreement.

The license agreement was amended in November 2020 to postpone the minimum royalty payment for calendar year 2021 of US$250,000 to 2030 and to defer the payment on some milestone obligations past due amounting to US$550,000, such amount bearing interest at 6% with full payment due on January 1, 2022. The changes were considered a fundamental change to the terms of the loan. Thus, the change was accounted for as an extinguishment of the existing term loan and recognition of a new loan resulting in the recognition of a gain of $0.2 million recorded in the consolidated statement of loss during the year ended September 30, 2021. Refer to note 24, Finance costs, net, of LeddarTech’s annual audited consolidated financial statements for FY2023 for more details. On June 6, 2023, the Company reached an agreement with the licensor pursuant to which the license was terminated and all of the Company’s payment obligations were deemed satisfied in exchange for the payment of US$100,000, of which US$50,000 was paid on June 15, 2023 and US$50,000 was paid on September 15, 2023.

Convertible loans

The Company concluded three convertible loan agreements of individual amounts of respectively $14.4 million on November 26, 2018, $13.2 million on January 23, 2020, and $17.0 million on February 5, 2021. Under the agreements, upon the occurrence of certain events, the investor has the option, but not the obligation, among other things, to convert the principal and interest into a variable number of shares or securities. On November 1, 2021, the Company entered into an agreement which triggered the conversion of all three convertible loans into 635,327 Class D-2 preferred shares (“D-2 shares”), based on the Purchase Price of the Class D-1 preferred shares discounted by 28%. As a result, the fair value of the convertible loan of $62,960,906 was reclassed to equity on conversion. Refer to Note 14, Long-term debt, of LeddarTech’s annual audited consolidated financial statements for FY2023 for more details.

PIPE Financing

Prior to the execution of the Business Combination Agreement, LeddarTech entered into the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase convertible notes of the Company in an aggregate principal amount of approximately US$44.0 million, payable in two tranches. The issuance of the first tranche of the PIPE Financing in the aggregate principal amount of US$22.0 million (“Tranche A”) occurred in connection with the execution of the Business Combination Agreement in June 2023.

The issuance of the first tranche (“Tranche A”) of the PIPE Financing was contingent upon, among other things, the execution of the Business Combination Agreement. The Subscription Agreement provides that each PIPE Investor participating in Tranche A received (a) a secured convertible note issued by LeddarTech in a principal amount equal to such PIPE Investor’s Tranche A investment and convertible into Class D-1 Preferred Shares or into Surviving Company Common Shares after the Closing, with the Surviving Company as LeddarTech’s successor, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement, and (b) a warrant certificate entitling such PIPE Investor to purchase LeddarTech Inc. Class D-1 Preferred Shares at an exercise price of $0.01 per share at any time prior to the date that is fourteen calendar days after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche A transaction have been met, representing 2.75 Class D-1 Preferred Shares for each $100.00 of the Tranche A investment paid by such PIPE Investor under the Subscription Agreement.

The issuance of Tranche B convertible notes was contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreement provided that each PIPE Investor participating in Tranche B will receive a secured convertible note issued by Newco in a principal amount equal to such PIPE Investor’s Tranche B investment and convertible into Surviving Company Common Shares, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement.

On October 30, 2023, LeddarTech entered into an amendment to the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to accelerate the timing of a portion of their purchase of Tranche B of the PIPE Financing (“Tranche B-1”), with the remaining portion to be purchased upon consummation of the Business Combination (“Tranche B-2”). The amendment to the Subscription Agreement provided that each PIPE Investor participating in Tranche B-1 would receive a secured convertible note issued by the Company in a principal amount equal to such PIPE Investor’s Tranche B-1 investment and convertible into Class D-1 Preferred Shares before the Closing or if the Closing does not occur, or into Surviving Company Common Shares after the Closing, with the Surviving Company as LeddarTech’s successor, as provided in the amendment, and (b) a warrant certificate entitling such PIPE Investor to purchase Class D-1 Preferred Shares at an exercise price of $0.01 per share on or before the first business day after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche B-1 transaction have been met, representing 0.6 Class D-1 Preferred Shares for each US$100.00 of the Tranche B-1 investment paid by such PIPE Investor under the amendment.

Altogether, the PIPE Warrants entitled the PIPE Investors to receive approximately 8,493,570 Surviving Company Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.5% of the 20 million Company Common Shares outstanding immediately prior to the Closing, which also entitled the PIPE Investors to receive approximately 42.5% of each class of the Surviving Company Earnout Non-Voting Special Shares being distributed to existing shareholders of LeddarTech.

The convertible notes have an interest rate of 12% that compounds annually as an increase to the principal amount of the convertible notes (the “PIK Interest”) and are convertible into the number of Surviving Company Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Surviving Company Common Share.

All the convertible notes issued in relation with the PIPE Financing are guaranteed by VayaVision and Newco and the payment obligations of VayaVision thereunder are limited to amounts that VayaVision may distribute as dividend to its shareholder under Israeli Companies Law. VayaVision also granted to TSX Trust Company, as agent and hypothecary representative for the PIPE Investors pursuant to a collateral agency agreement dated as of June 12, 2023 (the “Hypothecary Representative”), a second ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. The Company granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future, ranking after the security of Desjardins. The Company also granted to the Hypothecary Representative a second ranking fixed charge and pledge over all of its shares in VayaVision. LeddarTech Holdings Inc. granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of LeddarTech Holdings Inc.’s movable assets, present and future, ranking after the security of Desjardins. The Hypothecary Representative is also a secondary beneficiary under the Israeli Escrow Agreement and the Canadian Escrow Agreement.

Maturity analysis of contractual obligations

As at September 30, 2023, minimum commitments remaining under these agreements over the following years are as follows:

	Total	2024	2025-2026	2027-2028	2029 and up
License	127,412	122,422	4,990	-	-
Telecommunications	114,259	100,949	13,310	-	-
Accounts payable and accrued liabilities	12,466,676	12,466,676	-	-	-
Lease liabilities	4,672,351	1,082,230	2,170,380	1,320,353	99,388
Credit facility	43,334,806	4,766,345	38,568,461	-	-
Convertible loan	39,610,854	-	-	39,610,854	-
Term loan	34,730,084	-	-	21,317,876	13,412,208
Government grant liability	1,778,664	568,807	1,209,857	-	-
Total	136,835,105	19,107,428	41,966,998	62,249,083	13,511,596

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, are exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options will be converted in new non-redeemable stock options of Surviving Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the audited annual consolidated financial statements of the Company for FY2023.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in section X Liquidity and Capital Resources. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

Related Party Transactions

Revenue related to services and products provided to entity with significant influence over the Company was nil for FY2023 and FY2022 and $0.1 million for FY2021. These transactions were measured at their exchange amount which is the amount of consideration established and agreed to by the related parties and were recorded in reduction of administration expenses.

Also, on November 1 2021 the Company concluded a non-cash transaction of $3.7 million with an entity with significant influence over the Company. Refer to Notes 11 and 16 to LeddarTech’s annual audited consolidated financial statements for FY2023.

Accounting and disclosure matters

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Actual results could differ significantly from these estimates.

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Government grant liability;

●	Share-based payments;

●	Recoverable amount of a group of assets or a CGU; and

●	Significant Estimates for debt, including bifurcation.

For a more detailed discussion on these areas requiring the use of management estimates, judgments and assumptions, please refer to Note 3 to LeddarTech’s annual audited consolidated financial statements for FY2023.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is as an emerging growth company. As such, LeddarTech will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

LeddarTech will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than US$1 billion in non-convertible debt in the prior year period, (iii) the last day of the fiscal year following the fifth anniversary of the Prospector’s initial public offering, or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and shares of common equity securities held by non-affiliates of US$700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act, for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

Internal Control over Financial Reporting

Prior to completion of the Business Combination, the Company was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination, the Company identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company:

i	Insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries.

ii.	The Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets.

iii.	Review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

All of the above noted material weaknesses contributed to the restatement of the Company’s financial statements for FY2022 and FY2021.

We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality.

Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Item 3.D – Key Information – Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.”

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, LeddarTech will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, LeddarTech will furnish with the SEC on Form 6-K periodic reports and other documents filed with the Canadian Securities Administrators.

LeddarTech may take advantage of these exemptions until such time as LeddarTech is no longer a foreign private issuer. LeddarTech would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if LeddarTech no longer qualifies as an emerging growth company, but remains a foreign private issuer, LeddarTech will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because LeddarTech qualifies as a foreign private issuer under SEC rules, LeddarTech is permitted to follow the corporate governance practices of Canada (the jurisdiction in which LeddarTech is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to LeddarTech.

If at any time LeddarTech ceases to be a foreign private issuer, LeddarTech will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Frantz Saintellemy	49	Director, Chief Executive Officer
Charles Boulanger	66	Director
Derek Kenneth Aberle	53	Chairman
Nick Stone	45	Director
Michelle Sterling	55	Director
Yann Delabrière	73	Director
Sylvie Veilleux	58	Director
Lizabeth Ardisana	71	Director
David Torralbo	53	Chief Legal Officer
Christopher Stewart	55	Chief Financial Officer

The business address for each of the Company’s directors and executive officers is 4535, boulevard Wilfrid-Hamel, Suite 240 Quebec G1P 2J7, Canada.

Biographical information concerning our directors and executive officers listed above is set forth below.

Frantz Saintellemy

Frantz Saintellemy has served as Chief Executive Officer and a Director of the Company since the consummation of the Business Combination on December 21, 2023, having previously served as President and Chief Operating Officer of LeddarTech Inc. since October 2017. Mr. Saintellemy is an engineer, innovator and internationally recognized expert in advanced technologies, and has 25 years of experience in the electronics and automotive sector, with specialized knowledge in automotive, ADAS, autonomous driving, AI, IoT and automation applications, in addition to business and product development, applications engineering, global sales and marketing. A dedicated entrepreneur and philanthropist, Mr. Saintellemy is co-founder and chair of the board at Groupe 3737, a non-profit organization, that is an entrepreneurial innovation hub helping entrepreneurs and tech companies start, grow, and succeed.

Mr. Saintellemy previously served as VP and General Manager of the Automotive and Industrial Division of Integrated Device Technology (NASDAQ: IDTI), a California-based company specializing in a broad array of complete mixed-signal solutions. Prior to IDT, Mr. Saintellemy was President and Executive VP of Global Sales and Marketing at ZMDI AG, a global supplier of sensing solutions for automotive and industrial applications, which was acquired by IDT in December 2015. Prior to ZMDI, Mr. Saintellemy was CTO and Corporate VP of Technical Marketing and Advanced Engineering Group at Future Electronics, a global distributor of semiconductors and passive, interconnect and electromechanical components.

Throughout his career, Mr. Saintellemy has produced numerous patents and technical innovations and also founded and co-founded many start-ups and corporations, the likes of which include SMGT Inc., Q-Links Home Automation, Groupe Reno-Metrix, Capital Plus and OMNI Global. Mr. Saintellemy sits on several boards and advisory committees.

Mr. Saintellemy holds degrees in electrical engineering, business and marketing, and is also a graduate of the MIT Sloan Engineering Fellows Program on Innovations and Global Leadership and MBA from McGill University and HEC-Montreal. Mr. Saintellemy was appointed chancellor and chair of the board of the University of Montreal in October 2021.

Charles Boulanger

Charles Boulanger has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023. Mr. Boulanger previously served as the Chief Executive Officer of LeddarTech from 2012 through the consummation of the Business Combination. Mr. Boulanger is a seasoned CEO with over 35 years of experience with public and private companies having international footprints with demonstrated successes in various industries from high tech (AI, software, microelectronics), automotive, software, pharmaceuticals, cosmetics, oil & gas to environmental industries. Since 2008, he has served as President of Moody Management Inc., a private investment firm. Before LeddarTech, Mr. Boulanger was the Founder, President and Chief Executive Officer of Groupe Unipex SAS as of 2008. He was President of the Active Ingredients and Specialty Chemicals Division of Atrium Innovations (TSE: ATB) from 2004 to 2008. Before joining Atrium, Mr. Boulanger was the Founder and President of Quebec International following a partnership with Phénix Capital. Mr. Boulanger is active in the investment and entrepreneurship sectors with a direct investment portfolio of about 15 companies and his participation as a sponsor/investor in three separate investment funds. He is currently on the Board of Chimie ParaChem, Pieridae Energy (TSE: PEA), Averna Technologies and LeddarTech. Mr. Boulanger is a graduate of Université Laval in mechanical engineering and holds a degree from the International Centre for Research and Studies in Management.

Derek Aberle

Derek Aberle has served as Chairman of the Board of Directors of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since November 2021. Mr. Aberle is Chief Executive Officer of Prospector. Since March 2022, Mr. Aberle has served on the board of directors of the Company. Mr. Aberle is also Vice Chairman and director of XCOM, a company he co-founded in July 2018 with the former Chief Executive Officer and Executive Chairman of Qualcomm, Paul Jacobs. Mr. Aberle also served as President and Chief Operating Officer of XCOM from July 2018 to November 2020. Prior to XCOM, Mr. Aberle spent 17 years at Qualcomm, including as President of Qualcomm from March 2014 to January 2018. He was an officer and member of Qualcomm’s Executive Committee from 2008 until January 2018. Mr. Aberle also serves on the boards of directors of InterDigital (Nasdaq: IDCC) since August 2022 and the Company since March 2022. Prior to Qualcomm, Mr. Aberle was an attorney with the international law firms Pillsbury Winthrop and Heller Ehrman. Mr. Aberle holds a B.A. in Business Economics from the University of California, Santa Barbara and a J.D. from the University of San Diego School of Law.

Nick Stone

Nick Stone has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since November 2021. Mr. Stone is Chief Financial Officer and a director of Prospector and is currently a Partner at FS Investors, where he has worked since 2013. Since March 2022, Mr. Stone has served on the board of directors of the Company. Prior to joining FS Investors in June 2011, Mr. Stone served as Vice President at TPG Capital, one of the world’s largest private equity funds from August 2007 to March 2011. Prior to joining TPG, Mr. Stone was an investment professional at Kohlberg Kravis Roberts & Co. focusing on investments in the healthcare space from 2003 to 2005. Prior to that, he was an analyst at Morgan Stanley, focusing on the technology sector. Mr. Stone graduated cum laude from Harvard University and was an Arjay Miller Scholar at the Stanford Graduate School of Business.

Michelle M. Sterling

Michelle Sterling has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023. Ms. Sterling spent 25 years at Qualcomm Incorporated, a leading wireless communications technology company, including serving as Executive Vice President, Human Resources, from May 2015 until May 2020, and as Senior Vice President, Human Resources from October 2007 to May 2015. In addition to her deep knowledge of executive compensation, CEO and executive leadership succession, Ms. Sterling is well-experienced in the dynamic global technology market and its human capital implications. Throughout her 25-year tenure with Qualcomm, and as a member of Qualcomm’s executive committee, she helped lead the 33,000-employee global company through complex business transactions including acquisitions, joint ventures and divestitures, hostile takeover attempts, activist investors, large scale integration planning, and a class action lawsuit. Ms. Sterling worked closely with the board of directors of Qualcomm, supporting the Governance and Human Resources and Compensation Committees. Prior to joining Qualcomm, Ms. Sterling served in various human resources roles at ABB Traction and Manpower, both in the New York area.

Ms. Sterling currently serves on the Board of Directors, Compensation and Human Capital Committee for Coherent Corp., one of the largest photonics and compound semiconductor companies in the world (NYSE: COHR) and on the Board of Directors, Governance and Compensation and Human Capital Committees for Digital Turbine, an application and delivery content delivery platform (NASDAQ: APPS). Ms. Sterling formerly served on the Board of Directors, Security Committee and Chair of the Compensation Committee for TuSimple, an autonomous driving technology for the trucking industry (NASDAQ: TSP). Her other board service includes: Board member, Corporate Directors Forum, Secretary and Executive Committee member for the Board of Directors of the San Diego Regional Economic Development Council, Board member for Girl Scouts San Diego, Chair of the Board of Directors for Serving Seniors, Vice Chair of the Board of Directors for Occupational Training Services (OTS); Chair of the Advisory Council for OTS; and Chair of the Corporate Board of Directors for the San Diego Workforce Partnership. She was also awarded the TWIN (Tribute to Women in Industry) award by the YWCA, recognized as one of 50’s Most Powerful Women in Technology from the National Diversity Council and selected as one of the San Diego’s Business Journal Top 500 Influential Business Leaders.

Ms. Sterling holds a bachelor’s degree in business management from the University of Redlands. She has also attended the Women on Boards program at Harvard Business School and holds a National Association Corporate Directors (NACD) Directorship certification.

Yann Delabrière

Yann Delabrière has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since February 2021. Mr. Delabrière possesses over 30 years of experience in senior executive positions in the aerospace, identity, security and automotive industries. He is presently a Non-Executive Director of ST Microelectronics. He had been Chairman of the Board of IDEMIA until April 2023, a global leader in augmented reality, where he previously served as President and CEO. Mr. Delabrière also acts as Lead Independent Director of Alstom S.A., an industry giant that develops and markets integrated systems that provide sustainable foundations for the future of transportation.

Mr. Delabrière’s served as Chairman and CEO of Faurecia (now FORVIA), a worldwide leader in automotive equipment, from February 2007 to June 2016, and as Chairman through May 2017, where his leadership led to the growth of the organization, particularly in North America and Asia, and helped restore its profitability and cash generation capabilities. Prior to Faurecia, Mr. Delabrière held the Chief Finance Officer position at PSA Peugeot Citroën, beginning in 1990. In parallel to his position as CFO, Mr. Delabrière later became Chairman and Chief Executive Officer of PSA’s consumer finance unit. Mr. Delabrière served as non-executive director and chairman of the audit committee for Capgemini SE, a leading IT services company.

Between 1983 and 2018, Mr. Delabrière also lent his executive experience to the aerospace, identity and security industries. From 2017 to 2018, he was Advisor to the Board then CEO of Zodiac Aerospace, and oversaw the company’s sale to Safran Group in 2018. Mr. Delabrière previously occupied the roles of Non-Executive Director at Société Générale, Group CFO for the high-end retail group Printemps (now known as Kering) and CFO for the French export credit agency Coface after a term with the French Court of Auditors and three years within the French Foreign Trade Ministry beginning in 1983.

Mr. Delabrière holds a PhD in Mathematics, having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Sylvie Veilleux

Sylvie Veilleux was appointed a Director of the Company effective as of January 29, 2024. Ms. Veilleux currently serves as an independent director and member of the Audit Committee for Softchoice (TSE : SFTC), non-executive Board Chair and Compensation and Nomination Committee chair for Cinchy, an independent director for Prezi, an independent director and member of the audit committee for QScale. She has served as an independent director and member of the Strategy Committee, the Nomination and Compensation Committee and Chair of the Tech and Cyber Committee for Europcar Mobility Group up to the summer of 2022 and a successful acquisition by a Volkswagen led consortium. She also served on the board of H1.

Ms. Veilleux ’s expertise includes driving various digital transformation efforts at different points of maturity in both public and private companies, scaling for growth at inflection points such as IPO, M&A and multi-product company, cyber security as well as strategically sourcing talent in challenging geographies and industries, in remote and hybrid workplaces. She demonstrated this expertise in her prior positions as the first CIO at Dropbox, Vice President of Enterprise Information Technology and Security at Mozilla, Senior Director of Infrastructure Engineering and Operations for Salesforce, and VP of Platform Engineering of Franklin Templeton Investments. Ms. Veilleux was recognized by Forbes CIO NEXT 2021 Top 50 and by Technology Magazine Top 100 Women in Technology in 2021. In 2017, she was recognized by the California Diversity Council as Distinguished Chief Information Officer.

Ms. Veilleux studied Computer Science at the College de Limoilou in Quebec City, Canada and attended the Directors College at Stanford University, California in 2017 and 2021.

Lizabeth Ardisana

Lizabeth Ardisana was appointed a Director of the Company effective as of January 29, 2024. Ms. Ardisana is the CEO and the principal owner of the firm ASG Renaissance, LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with experience providing services to clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors. As CEO of ASG Renaissance, she has worked on numerous alternative fuel, electric vehicle and advanced technology projects. Ms. Ardisana is also CEO of Performance Driven Workforce, LLC, a scheduling and staffing firm that was founded in 2015 and has since expanded into five states. Prior to starting ASG Renaissance, Ardisana worked at Ford Motor Company as an engineer.

Ms. Ardisana, a Hispanic and female business owner, is an active business and civic leader in Michigan. Ms. Ardisana has been a member of the board of directors of Huntington Bancshares Inc. since 2016, a member of the board of directors of Clean Energy Fuels Corp. since December 2019 and was a member of the board of directors of FirstMerit Corporation from 2013 to 2016. Ms. Ardisana has also held numerous leadership positions in a variety of non-profit organizations, including the United Way for Southeastern Michigan (where she serves as chair), Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope. She was appointed by the governor of Michigan to the executive board of the Michigan Economic Development Corporation and serves on its finance committee. Ms. Ardisana is also vice chair of the Wayne Health board of directors, where she serves on the audit committee.

Ms. Ardisana holds a bachelor’s degree in Mathematics and Computer Science from the University of Texas, a master’s degree in Mechanical Engineering from the University of Michigan and a master’s degree in Business Administration from the University of Detroit.

David Torralbo

David Torralbo has served as Chief Legal Officer of the Company since the consummation of the Business Combination on December 21, 2023. Mr. Torralbo joined LeddarTech as Chief Legal Officer in June 2022. Mr. Torralbo has over 20 years of experience specializing in corporate and securities law, public and private M&A, litigation, risk management and corporate governance. Prior to joining LeddarTech, Mr. Torralbo served as Chief Legal Officer at Nouveau Monde Graphite from January 2021. Prior to that, Mr. Torralbo served as Vice-President, CLO and member of the executive committee of Atrium Innovations Inc. for eight years, was a partner in the corporate group at Davies, Ward, Phillips & Vineberg, and earlier in his career, an associate in the London office of Clifford Chance. Mr. Torralbo earned his Bachelor of Civil Law (LL.L.) and common law (LL.B.) at the University of Ottawa and holds a Bachelor of Commerce (B.Com) from McGill University.

Christopher Stewart

Christopher Stewart has served as Chief Financial Officer of the Company since the consummation of the Business Combination on December 21, 2023. Mr. Stewart joined LeddarTech as Chief Financial Officer in September 2023. Mr. Stewart has over 20 years of financial management experience at companies ranging from startups to large public companies. Mr. Stewart has previously served as the Chief Financial Officer of Bionano Genomics, Inc. from September 2020 until joining LeddarTech in September 2023. Prior to that, Mr. Stewart served as the Head of Maxwell Ultracapacitors at Tesla, Inc., a public electric vehicle and clean energy company, from May 2019 to July 2020, and as Vice President, Finance and Information Technology at Maxwell Technologies Inc., a public energy storage company, from July 2015 to May 2019 (at which point the company was acquired by Tesla, Inc.). In addition, Mr. Stewart held multiple leadership roles, including as Vice President, Finance at Entropic Communications and as Chief Financial Officer of V-ENABLE Inc. (currently GroundTruth), a leader in targeted mobile advertising. Mr. Stewart received his B.S. in Business Administration from the University of Southern California and his M.S. in Industrial Administration from Carnegie Mellon University.

B.	Compensation

Overview of Compensation of Executive Officers

The Company operates in a dynamic and rapidly evolving industry. To succeed in this environment and to achieve its business and financial objectives, the Company must be able to attract, retain and motivate a highly talented team of executive officers. The Company’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers as described below, with the achievement of business objectives, while also enabling the Company to attract, motivate and retain individuals who contribute to the Company’s long-term success. The Company continues to evaluate its philosophy and compensation program as circumstances require and plans to continue to review compensation on an annual basis. As part of this review process, the Company expects to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as market competitiveness of its executive compensation relative to publicly traded peers.

Currently, our executive officers and senior management receive fixed and variable compensation, as well as benefits that we believe are in line with Canadian-based, technology-focused companies in our market and with whom we compete for talent. The fixed component of their compensation consists primarily of base salary and is reviewed and adjusted at least annually. The variable component typically consists of annual cash and equity incentives. Equity incentives historically have been granted in the form of options to purchase our common shares. In the future, the Company expects to continue to award equity-based long-term incentives, which may be in the form of stock options, restricted stock units and other time-vesting or performance-based equity incentives under its omnibus equity-based incentive plan that the Company adopted prior to the completion of the Business Combination, as further described below.

Summary Compensation Table

The following table shows the total compensation awarded to, earned by, or paid during the year ended September 30, 2023 to LedddarTech’s Chief Executive Officer and LeddarTech’s two most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers on the last day of the fiscal year ended September 30, 2023. Those individuals are referred to collectively in this Annual Report as “Named Executive Officers.” All amounts set forth in the Summary Compensation Table are denominated in US dollars rather than Canadian dollars.

Name and Principal Position(1)	Year	Salary (2) ($)	Bonus ($)	Stock Awards ($)	Option Award (3) ($)	Non-Equity Incentive Plan Compensatio (4) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles Boulanger	2023	366,768	—	—	—	212,297	—	—	579,065
Chief Executive Officer	2022	317,376	—	—	678,049	92,833	—	—	1,088,258
Frantz Saintellemy	2023	303,236	—	—	—	78,305	—	—	381,541
President and Chief Operating Officer	2022	262,656	—	—	398,750	82,080	—	—	743,486
David Torralbo	2023	266,256	—	—	—	99,665	—		365,921
Chief Legal Officer	2022	63,138	14,818	—	800,173	—	—	—	878,129
Christopher Stewart Chief Financial Officer	2023	8,183	—	—	—	—	—	—	8,183

(1)	Titles reflect principal positions with LeddarTech as of September 30, 2023. Mr. Stewart commenced his position with LeddarTech on September 20, 2023.
(2)	Represents base salary amounts earned for the applicable fiscal year. Base salary values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 29, 2023 of 0.7396 for 2023 base salary values, and 0.7296 for 2022 base salary values.
(3)	There were no equity grants to the Named Executive Officers during fiscal year 2023. The 2022 amounts in this column represent the aggregate grant date fair values of options granted during the 2022 fiscal year estimated using the Black-Scholes option pricing model assuming an expected life of 2.41 years, exercise price of C$102.50, a risk-free interest rate of 2.20%, dividend yield of 0%, and an expected volatility of 81% based on historical or implied volatility of similar listed entities over a period similar to the life of the options. For 2022, the Black-Scholes weighted average value assigned is C$20.57 per option, or US$15.95 using the daily average exchange rate published by the Bank of Canada of 0.7756 for December 15, 2021 (grant date for Messrs. Boulanger and Saintellemy) and US$16.00 using the daily average exchange rate published by the Bank of Canada of 0.7780 for August 4, 2022 (grant date for Mr. Torralbo).
(4)	Amounts represent cash awards earned for fiscal year 2023 and 2022 under the Company’s bonus incentive plan. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 29, 2023 of 0.7396 for 2023 awards and on September 30, 2022 of 0.7296 for 2022 awards.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information regarding the outstanding equity awards granted to the Named Executive Officers that were outstanding as of September 30, 2023. In connection with the Business Combination, all outstanding LeddarTech option grants (other than options to purchase LeddarTech’s Class M shares) were cancelled for no compensation or consideration, LeddarTech’s existing equity plans were terminated, and the options to purchase LeddarTech’s Class M shares became options to purchase Company Common Shares. All dollar amounts set forth in the following table are denominated in US dollars rather than Canadian dollars.

	Option Awards
Name	Grant Date	No. of securities underlying unexercised options (exercisable)	No. of securities underlying unexercised options (unexercisable)		Equity incentive plan awards: No. of securities underlying unexercised unearned options	Option exercise price ($)(1)	Option expiration date
Charles Boulanger	12/15/21	21,250	21,250		—	74.78	12/15/31
	09/30/20	18,221	15,000		—	74.78	09/30/30
	05/01/20	9,510	—		—	32.98	05/01/30
	10/01/19	10,000	—		—	32.98	10/01/29
	01/01/18	32,000	—		—	32.98	01/01/28
	09/18/15	45,568	—		—	4.01	09/18/25
	11/10/14	64,177	—		—	4.01	11/10/24
	11/10/14	142,094	—		—	2.01	11/10/24
	12/16/20	—	3,221	(2)	—	74.78	12/16/30
	12/19/17	—	8,697	(2)	—	32.98	12/19/27
	09/18/15	—	45,568	(2)	—	4.01	09/18/25
	12/16/20	—	3,221	(3)	—	0.001	12/16/30
	10/01/17	—	8,697	(3)	—	0.001	10/01/27
	09/18/15	—	45,568	(3)	—	0.001	09/18/25

Frantz Saintellemy	12/15/21	12,500	12,500		—	74.78	12/15/31
	09/30/20	17,423	7,500		—	74.78	09/30/30
	05/01/20	6,366	—		—	32.98	05/01/30
	10/01/19	6,750	2,250		—	32.98	10/01/29
	10/01/18	89,020	—		—	32.98	10/01/28
	10/16/17	20,000	—		—	32.98	10/16/27
	12/16/20	—	10,459	(2)	—	0.001	12/16/20
	10/01/17	—	5,758	(2)	—	0.001	10/01/27
	12/16/20	—	10,459	(3)	—	0.001	12/16/20
	10/01/17	—	5,758	(3)	—	0.001	10/01/27

David Torralbo	08/04/22	12,500	37,500		—	74.78	08/04/32
Christopher Stewart	—	—	—		—	—	—

(1)	Option exercise price converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 30, 2022 of 0.7296.
(2)	Reflects vested C-Options that were exercisable for LeddarTech common shares only upon the occurrence of a liquidity event or on or after October 1, 2024, October 1, 2027 or October 1, 2030, as applicable.
(3)	Reflects vested M-Options that were exercisable for LeddarTech Class M Shares only upon the occurrence of a liquidity event or on or after October 1, 2024, October 1, 2027 or October 1, 2030, as applicable.

Principal Elements of Executive Compensation

Base Salaries

Annual base salaries provide a fixed element of compensation to the Company’s Named Executive Officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for the Company’s executive officers have generally been set at levels deemed advisable to attract and retain individuals within the market in which the Company competes for talent. Adjustments to base salaries are generally determined annually and may be adjusted based on factors such as performance, merit, experience, achievement of objectives and market competitiveness. Additionally, the Company also may adjust base salaries throughout the year to reflect promotions or other changes in the scope or breadth of a Named Executive Officer’s role or responsibilities.

Annual Incentive Bonuses

The Company’s Named Executive Officers and other executive officers also are eligible to earn annual bonuses based on the achievement of corporate and individual performance objectives that are determined and established by the Board at the beginning of each fiscal year. For fiscal year 2023, Messrs. Boulanger, Saintellemy and Torralbo were eligible to receive a cash bonus of up to 100%, 50% and 50% of base salary, respectively. For fiscal year 2023, the corporate objectives under the incentive bonus plan applicable to Messrs. Boulanger and Saintellemy were (i) business development goals, including entering into a Tier 1 or OEM development and commercial agreements involving the Company’s sensor components and sensor fusion and perception software and technology, (ii) software product development goals, (iii) sales funnel goals, and (iv) financing objectives; and the corporate objectives applicable to Mr. Torralbo related to the same business development and financing goals as Messrs. Boulanger and Saintellemy, along with departmental planning goals.

Following a review of the level of achievement of the various performance measures, the Company’s Board of Directors determined that the aggregate level of achievement for Messrs. Boulanger, Saintellemy and Torralbo was 62%, 55% and 82%, respectively, of target, with the corresponding payouts reflected above in the Summary Compensation Table. While certain performance goals were achieved or exceeded, including with respect to software product development, other performance measures were not achieved, including with respect to the business development and sales funnel objectives.

Stock Option Awards

Historically, stock options were the only form of equity awards LeddarTech granted to its executive officers. Stock options are used to incentivize longer term performance as they provide opportunities to profit from an increase in the equity value of the Company, while also serving as an additional retention measure. The board of directors of the Company has the discretion to grant equity awards at such times as it determines appropriate. Executive officers generally will be awarded an initial grant of stock options in connection with their commencement of employment, and additional grants have historically occurred and may in the future periodically occur in order to specifically incentivize executive officers with respect to achieving certain corporate goals or to reward them for exceptional performance.

Other Benefits

The Named Executive Officers are eligible to participate in benefits available generally to salaried employees, including benefits under the Company’s health and welfare plans and arrangements, and vacation pay or other benefits under the Company’s medical insurance plan.

Company Equity Plans

Effective upon the consummation of the Business Combination, LeddarTech’s existing equity plans were terminated. The principal features of the Company’s current equity incentive plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to this Annual Report.

LeddarTech Holdings Inc. Omnibus Incentive Plan

Immediately prior to the Closing, the Company adopted the Omnibus Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to increase the interest in our welfare of qualified directors, executive officers, employees and consultants, who share responsibility for the management, growth and protection of our business, and to provide an incentive to such eligible participants to continue their services for the Company and to encourage such eligible participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its business. The Incentive Plan will reward the participants for their performance while working for the Company and provide a means through which the Company may attract and retain able employees to enter its employment or service.

Eligibility and Administration.    Company’s directors, executive officers, employees and consultants, and directors, executive officers, employees and consultant of Company’s subsidiaries are eligible to receive awards under the Incentive Plan. The Incentive Plan is expected to be administered by the Company Board with respect to awards to non-employee directors and by the compensation committee or plan administrator with respect to other participants (referred to collectively as the “plan administrator” below).

The plan administrator has the authority to make such determinations and such interpretations, and take such steps and actions in connection with, the proper administration and operations of the Incentive Plan as it may deem necessary or advisable. The plan administrator will also set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration conditions.

Shares Available under the Incentive Plan.    The securities that may be acquired by participants under the Incentive Plan will consist of authorized but unissued shares. The maximum number of shares available for issuance under the Incentive Plan shall not exceed at any time five million Company common shares issued and outstanding from time to time (the “Share Reserve”). The Share Reserve will increase as the number of issued and outstanding Company common shares will increase from time to time, as cancelled awards will be returned to the Share Reserve for reissuance if a participant cease to be an eligible participant and surrender any vested and/or unvested awards or otherwise fail to exercise their awards before the expiration date.

Under the Incentive Plan, if an outstanding award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if the Company common shares acquired pursuant to an award subject to forfeiture are forfeited, the Company common shares covered by such award, if any, will again be available for issuance under the Incentive Plan. Company common shares will not be deemed to have been issued pursuant to the Incentive Plan with respect to any portion of an award that will be settled in cash.

Awards.    The Incentive Plan allows for the grant of unvested Company common shares (“Company Unvested Shares”), share options (“Company Options”), restricted share units (“Company RSUs”), deferred share units (“Company DSUs”) and share appreciation rights (“Company SARs”). No determination has been made in the Incentive Plan as to the types or amounts of awards that will be granted to certain individuals pursuant to the Incentive Plan. Certain awards under the Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will generally be settled in Company common shares but the plan administrator may provide for cash settlement (or a combination thereof) of any award (other than Company Options). A brief description of each award type follows.

●	Unvested Company Shares. The Company Unvested Shares will consist of Company common shares with such restrictions and vesting and other conditions placed upon such Company common shares as the plan administrator may determine at the time of grant (including a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the plan administrator may determine, the whole subject to the terms and conditions of the Incentive Plan.

●	Company Options. Company Options will provide for the purchase of Company common shares in the future at an exercise price set on the grant date. The number and exercise price of the Company Options to be issued to eligible participants under the Incentive Plan will be set by the plan administrator. The term of a Company Option may not be longer than ten years from the date that such Company Option is granted and unless otherwise determined by the plan administrator, all unexercised Company Options will be cancelled at the expiry of their respective term.

●	Company RSUs. Company RSUs will entitle, upon settlement, the participant to receive Company common shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company RSUs on the same basis as cash dividends declared and paid on Company common shares as if the participant was a shareholder of records of Company common shares on the relevant record date.

●	Company DSUs. Company DSUs will entitle, upon settlement, the participant to receive Company common shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. Subject to the Company’s director compensation policy determined by the Company Board from time to time and the terms and conditions of the Incentive Plan, each eligible director (i) shall receive 100% of his or her equity retainer in the form of Company DSUs, and (ii) may elect to receive any percentage, up to 100%, of his or her cash retainer in the form of Company DSUs. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company DSUs on the same basis as cash dividends declared and paid on Company common shares as if the participant was a shareholder of records of Company common shares on the relevant record date.

●	Company SARs. Each Company SAR will entitle the participant to receive Company Shares having a value equal to the excess of the market value (as determined in accordance with the terms of the Incentive Plan) of a Company Share on the date of exercise over the price per Company common share to be payable upon vesting of each Company SAR, as determined by the plan administrator (which price shall not be less than 100% of the market value of the Company Share on the date of grant) multiplied by the number of Company Shares with respect to which the Company SAR shall have been exercised. No Dividend Equivalents shall be granted in connection with a SAR. The term of a Company SAR may not be longer than ten years from the date that such Company SAR is granted and unless otherwise determined by the plan administrator, all unexercised Company SARs will be cancelled at the expiry of their respective term.

Vesting.    Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions. The plan administrator will also have the right to accelerate the date upon which any award becomes exercisable notwithstanding the vesting schedule set forth for such award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

Trigger Events.    Except as otherwise provided in a grant agreement, employment agreement or other written agreement between the Company (including any affiliates) and the participant, or otherwise determined by the plan administrator, each award granted under the Incentive Plan will be subject to the following conditions:

●	Company Options and SARs. The Incentive Plan provides that upon the termination for cause of a participant, any Company Options or Company SARs granted to such participant, whether vested or unvested, will automatically terminate. The Incentive Plan further provides that upon a participant’s termination of employment without cause, (i) any unvested Company Option or Company SAR granted to such participant shall terminate and (ii) any vested Company Option or Company SAR granted to such participant may be exercised by such participant within the earlier of 90 days after the termination date and the expiry date of the award set forth in the grant agreement. If a participant ceases to be an eligible participant under the Incentive Plan as a result of participant’s resignation, the Incentive Plan will provide that (i) each unvested Company Option or Company SAR granted to such participant shall terminate and become void immediately upon resignation and (ii) each vested Company Option or Company SAR granted to such participant will cease to be exercisable on the earlier of 90 days following the termination date and the expiry date of the award set forth in the grant agreement.

●	Company RSUs and DSUs. The Incentive Plan provides that upon termination for cause or upon the resignation of a participant, such participant’s Company RSUs and Company DSUs that have not vested shall be forfeited and cancelled on the termination date. The Incentive Plan further provides that upon a participant ceasing to be an eligible participant as a result of death, retirement or his or her employment or service relationship being terminated without cause, (i) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were not met, then all unvested Company RSUs and Company DSUs granted to such participant shall be forfeited and cancelled, And (ii) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were met, provided that all unvested Company RSUs and Company DSUs granted to such participant as of such date relating to a restriction period in progress shall remain outstanding and in effect until the applicable vesting date, the participant shall be entitled to receive that number of Company common shares or cash equivalent (or a combination thereof) as calculated based on the number of completed months of service of such participant in accordance with the Incentive Plan.

●	Company Unvested Shares. The Incentive Plan provides that upon a participant ceasing to be an eligible participant for any reason, any Company Unvested Shares that have not vested at such time will automatically and without any requirement of notice to such participant, or other action by or on behalf of the Company, be deemed to have been reacquired by the Company from such participant, and thereafter shall cease to represent any ownership in the Company by the participant or rights of the participant as a shareholder of the Company.

Adjustments.    The Incentive Plan provides that the plan administrator shall, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in the following circumstances: (i) subdivision of Company common shares, (ii) consolidation of Company common shares, (ii) reclassification, reorganization or other change affecting the Company common shares, (iv) merger, amalgamation or consolidation of the Company with another corporation, or (v) transactions such as the distribution to all holders of securities in the capital of the Company or other assets of the Company. Such adjustments include adjustments to the exercise price of the awards, the number of shares to which a participant is entitled upon exercise of such awards, the immediate exercise of outstanding awards that are not otherwise exercisable or the number of kind of Company common shares reserved for issuance in order to maintain the economic rights of such participant.

Change of Control.    In the event of a potential change of control, the plan administrator will have the power to modify the terms of the Incentive Plan and/or the awards (including causing the vesting of all unvested awards) to assist the participants to tender into a take-over bid or participating in any other transaction leading to a change of control, including to (i) terminate any or all awards provided that outstanding awards that have vested remain exercisable until the consummation of the change of control, and (ii) permit participants to conditionally exercise their Company Options or Company SARs, such conditional exercise to be conditional upon the take-up by the offeror of the Company common shares and other securities tendered to the take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a change of control). If, however, the change of control is not completed within the timeframe specified therein, then (i) any conditional exercise of vested Company Options and/or Company SARs will be deemed to be null, void and of no effect, and such conditionally exercised awards will be deemed not to have been exercised, (ii) Company common shares which were issued pursuant to exercise of Company Options and/or Company SARs which vested in connection with the change of control will be returned by the participant to the Company and reinstated as authorized but unissued Company Shares, and (iii) the original terms applicable to awards which vested in connection with the change of control shall be reinstated.

Termination.    The Incentive Plan will provide that the plan administrator may suspend, terminate, amend, or revise the Incentive Plan at any time without the consent of the participants, provided that such suspension, termination, amendment or revision will (i) not adversely alter or impair the rights of the participant without the consent of such participant (except as permitted by the provisions of the Incentive Plan), (ii) be in compliance with the applicable law and with the prior approval, if required, of the shareholders of the Company, the Nasdaq or any other regulatory body having authority over the Company, and (iii) be subject to shareholder approval, where required by law or the other requirements of the Nasdaq (subject to certain exceptions).

Employment Arrangements, Termination and Change in Control Benefits

The Company has entered into employment agreements with each of its Named Executive Officers who continue to serve as an executive officer as of the date of this Annual Report, as summarized below.

Frantz Saintellemy.    Mr. Saintellemy and the Company are currently party to an employment agreement dated as of October 1, 2023, pursuant to which Mr. Saintellemy has served as President and Chief Executive Officer of the Company since the Closing Date of the Business Combination. The agreement further provides that Mr. Saintellemy will be nominated for election as a director at each meeting of shareholders in which directors are to be elected for so long as he serves as President and Chief Executive Officer.

Under his employment agreement, Mr. Saintellemy is entitled to receive an initial annual base salary of C$475,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Company’s board of directors, when applicable, Mr. Saintellemy is entitled to receive (i) an annual performance-based cash bonus at target level of achievement equal to 100% of base salary, (ii) a one-time option grant under the Incentive Plan equal to 3.0% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options will time-vest over a four-year period, and (iii) a one-time restricted share unit grant equal to 1.625% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately a quarter will time-vest over a three-year period and the remaining amount will be subject to time-based and performance-based vesting as provided for in the agreement. Thereafter, beginning October 1, 2025, Mr. Saintellemy will be eligible for additional equity grants as may be determined by the board of directors.

Under his employment agreement, Mr. Saintellemy is subject to certain non-competition and non-solicitation obligations during and for 12 months following termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Saintellemy is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. In the event that Mr. Saintellemy’s employment is unilaterally terminated without a serious reason, Mr. Saintellemy will be entitled to receive prior notice of 12 months or, at the Company’s discretion, pay in lieu of such notice. In the event Mr. Saintellemy’s employment is terminated without serious reason or by Mr. Saintellemy for good reason (as defined in the agreement), in either case 90 days before or 12 months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Saintellemy’s employment agreement is a summary of the material features of such agreement, and is qualified in its entirety by reference to the employment agreement, which is filed as an exhibit to this Annual Report.

David Torralbo.    Mr. Torralbo and the Company are currently party to an employment agreement dated as of June 20, 2022, pursuant to which Mr. Torralbo is employed as Chief Legal Officer and Corporate Secretary of the Company. Mr. Torralbo is entitled to receive an annual base salary, bonus, option grants and other benefits as may be adjusted annually in accordance with the terms of the employment agreement and as determined by the Company’s board of directors. In the event that Mr. Torralbo’s employment agreement is unilaterally terminated by the Company. The Company without a serious reason, Mr. Torralbo shall be entitled to receive a notice of twelve (12) months. The Company may, at its sole discretion, pay to Mr. Torralbo in lieu of such notice, in whole or in part, a salary indemnity equivalent to the portion not covered by such notice. Under his employment agreement, Mr. Torralbo is subject to certain non-competition obligations for twelve (12) months during and following the termination of his employment, and subject to certain non-solicitation obligations for eighteen (18) months during and following the termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Torralbo is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. This description of Mr. Torralbo’s employment agreement is a summary of the material features of such agreement, and is qualified in its entirety by reference to the employment agreement, which is filed as an exhibit to this Annual Report.

Chris Stewart.    Mr. Stewart and the Company are currently party to an employment agreement effective as of September 20, 2023, pursuant to which Mr. Stewart serves as Chief Financial Officer of the Company. Under his employment agreement, Mr. Stewart is entitled to an initial annual base salary of US$300,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Company’s board of directors, Mr. Stewart is entitled to receive (i) an annual performance-based cash bonus at target level of achievement equal to 50% of base salary, (ii) a one-time option grant under the Incentive Plan equal to 0.5% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options will time-vest over a four-year period, and (iii) a one-time restricted share unit grant equal to 0.65% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately one-third will time-vest over a four-year period and the remaining amount will be subject to performance-based and time-based vesting as provided for in the agreement. Thereafter, beginning October 1, 2025, Mr. Stewart will be eligible for additional equity grants as may be determined by the board of directors.

Under his employment agreement, Mr. Stewart is subject to confidentiality and intellectual property assignment covenants. In the event that Mr. Stewart’s employment is terminated without cause (as defined in the agreement) or by Mr. Stewart for good reason (as defined in the agreement), Mr. Stewart will be entitled to receive continued payments of his base salary for 12 months following his termination along with other benefits. In the event Mr. Stewart’s employment is terminated without cause or by Mr. Stewart for good reason, in either case 90 days before or 12 months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Stewart’s employment agreement is a summary of the material features of such agreement, and is qualified in its entirety by reference to the employment agreement, which is filed as an exhibit to this Annual Report.

Charles Boulanger. Prior to the consummation of the Business Combination, LeddarTech was party to an employment agreement with Charles Boulanger in connection with his prior service as Chief Executive Officer, a copy of which is filed as an exhibit to this Annual Report.

Compensation of Members of the Board of Directors

During fiscal year 2023, non-employee members of LeddarTech’s board of directors received a fixed annual cash retainer of $40,000 in connection with their service as directors. In addition, the chair of the board of directors received a retainer of $25,000, the chair of each committee received a retainer of $7,500 and the non-chair members of board committees each received a retainer of $5,000. Management members of LeddarTech’s board of directors received no additional compensation for their service as director or for attendance at meetings of the board of directors. It is expected that the Company’s board of directors will adopt a director compensation policy for non-employee directors with a compensation structure that is commensurate with similarly sized publicly traded companies in the Company’s industry.

The table below summarizes the compensation paid by LeddarTech to each non-employee director for service during the fiscal year ended September 30, 2023. All amounts set forth in the table below are denominated in US dollars rather than Canadian dollars.

Name	Fees Earned or Paid in Cash(1) ($)	Total ($)
Michel Brulé	51,772	51,772
Simon Morris	33,282	33,282
Peter Marks	35,131	35,131
Carl-Peter Forster	35,131	35,131
Yann Delabriere	35,131	35,131
Derek Aberle	33,282	33,282

(1)	Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 29, 2023 of 0.7396.

C.	Board Practices

Election of Directors

At any general meeting of our shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the CBCA, any casual vacancy occurring on our Board may be filled by a quorum of the remaining directors, subject to certain exceptions.

Director Term Limits and Other Mechanisms of Board Renewal

We have not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee, in preparation for the proxy circular in connection with the annual general meeting of the Company’s shareholders, annually will complete a skills and competencies matrix for the board as a whole and for individual directors. The nominating and corporate governance committee will also conduct a process for the assessment of the board, each committee and each director regarding his, her or its effectiveness and contribution, and will report evaluation results to our board of directors on a regular basis.

Director Independence

Under general Nasdaq listing standards, independent directors must comprise a majority of a listed company’s board of directors; however, as a foreign private issuer, the Company is permitted to follow its home country practices in lieu of this requirement. For purposes of Nasdaq rules, an independent director generally means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 — Audit Committees (“NI 52-110”).

Our board has determined that each of the directors on the board other than Messrs. Boulanger and Saintellemy qualify as independent directors, and therefore our board consists of a majority of “independent directors,” as defined under the rules of the NI 58-101 and Nasdaq relating to director independence requirements. In addition, our board is subject to the rules of the NI 52-110 and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. Mr. Boulanger is not independent by reason of the fact that he was LeddarTech’s Chief Executive Officer prior to the consummation of the Business Combination and Mr. Saintellemy is not independent by reason of the fact that he is currently Chief Executive Officer of the Company.

Mandate of the Board of Directors

Our board is responsible for supervising the management of the Company’s business and affairs, including providing guidance and strategic oversight to management. Our board has adopted a formal mandate that includes the following:

●	appointing the Company’s Chief Executive Officer;

●	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

●	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

●	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

Our board will hold regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Position Descriptions

Derek Aberle is the Chairman of our board. Our board has adopted a written position description for the Chairman which sets out his key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board or management, as appropriate.

Our board has adopted a written position description for each of the committee chairs which will set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our board and carrying out any other special assignments or any functions as may be requested by our board.

In addition, our board, in conjunction with the Chief Executive Officer, has developed and will implement a written position description for the role of our Chief Executive Officer.

Orientation and Continuing Education

In connection with the consummation of the Business Combination, we are in the process of implementing an orientation program for new directors under which a new director will meet separately with the Chairman and members of the senior executive team.

The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The nominating and corporate governance committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Business Conduct and Ethics

In connection with the consummation of the Business Combination, we adopted a Code of Conduct applicable to all of our directors, officers and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behaviour that are expected directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website at www.LeddarTech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our board for consideration. The nominating and corporate governance committee assists our board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the nominating and corporate governance committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board as a whole).

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any of our policies, or any unethical or questionable act or behaviour, the Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Diversity

We recognize the importance and benefit of fostering and promoting diversity among board members and senior management, and believe that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While we do not have formal policies regarding board diversity requirements or for the representation of women on the board of directors or senior management, the nominating and corporate governance committee and our senior executives will be expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

It is expected that the composition of our board will in the future be shaped by the selection criteria to be established by the nominating and corporate governance committee, which is expected to consider a variety of factors in addition to gender, race and ethnicity diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as his or her ability and willingness to devote sufficient time to serve on the our board. It is expected that diversity considerations also are taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within the organization.

In accordance with Nasdaq’s listing requirements with respect to diversity of boards of directors, foreign private issuers listing on Nasdaq must have two diverse directors, or provide an explanation for not meeting such requirement, within two years for the date of listing or December 31, 2026, whichever is later. Foreign private issuers can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+.

Committees of the Board of Directors

Upon closing of the Business Combination, the Company established an audit committee, a compensation and human capital committee, and a nominating and governance committee. Each committee has a written charter that will be posted on the investor relations section of the Company’s website. The initial members of the Company’s committees were determined prior to the closing of the Business Combination.

Audit Committee

The Company currently has an audit committee of the board of directors consisting of Yann Delabrière (chair), Nick Stone and Sylvie Veilleux. Applicable SEC, Nasdaq rules and NI 52-110 require that all members of the audit committee be independent, subject to applicable phase-in periods for newly listed companies. The audit committee is comprised of two independent directors. The Company is relying on the phase-in period set forth in Rule 10A-3, pursuant to which a minority of the audit committee may be exempt from the independence requirements for one year from the date of effectiveness of the applicable Form 8-A registration statement. All members of the audit committee must be “financially literate,” as such term is defined in NI 52-110 (except as may be permitted by NI 52-110). The audit committee is, among other things, directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor, oversee management’s conduct of the Company’s financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), oversee the integrity of the Company’s financial statements, oversee the performance of the internal audit functions, prepare certain reports required by the rules and regulations of the SEC and applicable Canadian securities laws, the review of the results and scope of the audit and other accounting related services, review and monitor management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks and maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the audit committee consistent with the rules of Nasdaq, the SEC and the applicable Canadian securities laws.

Compensation and Human Capital Committee

The Company currently has a compensation committee of the board of directors consisting of Michelle Sterling (chair), Derek Aberle and Charles Boulanger. The compensation committee, among other things, reviews and approves, or recommend to the Company Board for approval, compensation of the Chief Executive Officer and other executive officers, oversee the administration of the Company’s incentive compensation plans, and prepare any report on executive compensation required by the rules and regulations of the SEC. The Company Board has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of Nasdaq and the SEC, where applicable, and the guidance of the Canadian Securities Administrators. The compensation committee’s purpose is to assist the Company Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Nominating and Corporate Governance Committee

The Company currently has a nominating and corporate governance committee of the board of directors consisting of Derek Aberle (chair), Michelle Sterling and Lizabeth Ardisana. The nominating and corporate governance committee is, among other things, responsible for overseeing the selection of persons to be nominated to serve on the Company’s board of directors and oversee our corporate governance practices. The Company Board established a written charter setting forth the purpose, composition, authority and responsibility of the nominating and corporate governance committee.

D.	Employees

As of September 30, 2023, we had approximately 150 employees across eight countries, excluding employees dedicated to hardware modules activities. At such date, we had approximately 11 employees who are dedicated to the hardware modules activities we are currently in the process of winding down. None of our employees are represented by a labor union, and we consider our employee relations to be good. To date, we have not experienced any work stoppages.

The Company is led by a seasoned management team, who have cumulated significant automotive ADAS and AD market experience and broader experience in high-tech and software-centric businesses. The Company now includes over 130 specialized engineers, scientists, and specialists in all facets of ADAS software development, ASPICE, and ISO 26262, including:

●	A global algorithms group with machine learning and computer vision expertise dedicated to low-level fusion core platforms.

●	An expertise in software embedded in various target processors, optimization of digital signal processing, and hardware accelerators for deep neural network efficiency.

●	A dedicated team for DATA Engineering and DevOps with full CI/CD software integration and release.

●	Global dedicated Test and Automation team for verification and validation.

●	Teams dedicated to data collection in Israel and Canada.

We believe that the significant investments in our technology and the expertise and experience of this team provides a significant incentive for our customers to select the Company for their systems.

We may have to engage in a significant headcount reduction if our liquidity position requires us to implement our cost management plan. See “Item 3.D. Risk Factors — Risks Related to Our Business — Any significant reduction in headcount as part of the implementation of the Company’s cost management plan may have a material adverse effect on the Company’s operations and future prospects.”

E.	Share Ownership

For information regarding the share ownership of our directors and our Named Executive Officers, see “Item 7.A. Major Shareholders and Related Party Transactions-Major Shareholders.” For information as to the outstanding equity awards granted to our Named Executive Officers, see “Item 6.B. Directors, Senior Management and Employees—Overview of Compensation of Executive Officers—Outstanding Equity Awards.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 28,770,982 common shares issued and outstanding as of December 21, 2023 following the closing of the Business Combination, with respect to beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

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

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of December 21, 2023, approximately 54% of our common shares are owned by record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below (other than Messrs. Aberle and Stone) is c/o LeddarTech Holdings Inc., 4535, Boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada.

Beneficial Owner	Number of Common Shares	Percentage of All Common Shares (Post- Business Combination Transaction)
Executive Officers, Directors and Director Nominees
Charles Boulanger(1)	33,963	*
Derek Aberle	138,939	*
Nick Stone	—	—
Frantz Saintellemy(1)	85,166	*
Michelle Sterling	—	—
Yann Delabrière(1)(2)	20,605	*
David Torralbo(1)	18,675	*
Christopher Stewart	—	*
All directors and executive officers as a group (8 individuals)	297,348	1.0%

Five Percent or More Holders and Certain Other Holders
Prospector Sponsor, LLC(3)	13,371,826	38.7%
FS LT Holdings LP(4)	6,133,326	20.7%
Investissement Québec(5)	5,878,729	19.4%
BDC Capital Inc.(6)	2,007,305	6.9%
Fidelity True North Fund(7)	2,551,872	8.7%
Entities associated with Desjardins Capital(8)	1,571,724	5.4%

*	Indicates beneficial ownership of less than 1% of total outstanding Common Shares.
(1)	Holdings reported include Common Shares issuable upon conversion of convertible notes.
(2)	Includes securities held by MM Consulting SAS over which Mr. Delabrière has voting and dispositive power.

(3)	Holdings reported include 782,500 shares issuable upon conversion of convertible notes and 4,974,312 shares issuable upon exercise of exercisable warrants. Derek Aberle, Nick Stone, Steve Altman and Mike Stone are among the members of Prospector Sponsor, LLC and are its managers. Each manager has one vote, and the unanimous approval of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals will be deemed to have or share beneficial ownership of such securities. The address of the principal business office of Prospector Sponsor LLC and its managers is 1250 Prospect Street, Suite 200, La Jolla, CA 92037.
(4)	Holdings reported include 920,000 shares issuable upon conversion of convertible notes. The shares reported above are held in the name of FS LT Holdings LP, a Delaware limited partnership. FS Investment Management, L.P., a Delaware limited partnership, is the general partner of FS LT Holdings LP and exercises sole voting and dispositive control of the securities held by FS LT Holdings LP. Nick Stone Management II, LLC, a Texas limited liability company, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC. The address of the principal business office of each of FS LT Holdings LP, FS Investment Management, L.P., Nick Stone Management II, LLC and Nick Stone is 1250 Prospect Street, Suite 200, La Jolla, CA 92037.
(5)	Holdings reported include 1,500,000 shares issuable upon conversion of convertible notes and 13,890 shares issuable upon exercise of exercisable warrants. Investissement Québec (“IQ”) is a mandatary of the Government of the Province of Quebec, Canada. Decisions to vote or dispose Leddartech’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ and none are deemed to have or share beneficial ownership of such securities. The business address for Investissement Quebec is 1001, boulevard Robert Bourassa, Suite 1000, Montréal, Québec H3B 0A7.
(6)	Holdings reported include 249,500 shares issuable upon conversion of convertible notes. BDC Capital Inc. is a wholly owned subsidiary of the Business Development Bank of Canada, which is a federal Crown corporation wholly owned by the government of Canada. BDC Capital Inc.’s investment decisions are ultimately made by its board of directors, which currently consists of 11 members. BDC Capital’s board of directors has delegated certain investment decision-making authority to subcommittees of the board and to certain members of its senior management, including the Executive Vice-President for BDC Capital Inc., currently Jérôme Nycz. As Executive Vice-President, Mr. Nycz holds authority to approve voting and disposition of the LeddarTech shares held by BDC Capital Inc. The business address 5 Place Ville Marie, Suite 100, Montreal, Quebec H3B 2G2.
(7)	Holdings reported include 500,000 shares issuable upon conversion of convertible notes. Fidelity Investments Canada ULC (“Fidelity”) is the manager of Fidelity True North Fund. As at this date, the only shareholder known to Fidelity to own, of record or beneficially, more than 10% of the issued and outstanding shares of Fidelity was BlueJay Lux 1 S.a.r.l. which owns directly 1,000 common shares, representing 100% of the issued and outstanding common shares of Fidelity. As at this date, 483A Bay Street Holdings LP owns indirectly 100% of the issued and outstanding shares of BlueJay Lux 1 S.a.r.l. and 483A Bay Street Holdings LP in turn is owned indirectly 49% by Fidelity Canada Investors LLC (“FCI”) and 51% owned indirectly by FIL Limited (“FIL”). As at this date, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common units of FCI, representing 49% of the voting power of FCI. The Johnson family group and all other Series B unitholders have entered into a voting agreement under which all Series B units will be voted in accordance with the majority vote of Series B units. Accordingly, through their ownership of voting common units and the execution of the voting agreement, members of the Johnson family group may be deemed to form a controlling group with respect to FCI. As at this date, members of the Johnson family group are the predominant owners, directly or through trusts or other legal structures, of FIL. While the Johnson family group’s ownership of FIL voting stock may fluctuate from time to time as a result of changes in the total number of shares of FIL voting stock outstanding, it normally represents more than 25%, but under FIL’s by-laws can represent no more than 48.5%, of the total votes which may be cast by all holders of FIL voting stock. Accordingly, through their ownership, members of the Johnson family group may be deemed to form a controlling group with respect to FIL. The address of Fidelity True North Fund is 483 Bay Street, Suite 300, Toronto, Ontario, M5G 2N7.
(8)	Reflects holdings beneficially owned by Capital régional et coopératif Desjardins (“CRDC”) and Desjardins-Innovatech S.E.C. (“Desjardins-Innovatech”) and include 179,500 shares issuable upon conversion of convertible notes held by CRCD and 179,500 shares issuable upon conversion of convertible notes held by Desjardins-Innovatech. CRCD was constituted under and is governed by the Act constituting Capital régional et coopératif Desjardins, a law in the province of Québec, Canada. CRCD is a public joint stock investment company with more than 109,000 shareholders, none of whom hold more than 10% of the shares of CRCD or directly or indirectly exercise control over CRCD. CRCD generally has entrusted the management of its investments to Gestion Desjardins Capital Inc. (“Desjardins Capital Management”), as investment manager. Desjardins-Innovatech is a limited partnership constituted under the Civil Code of Quebec, managed by its general partner, Desjardins Capital Management, and having two limited partners: CRCD, which holds 54.5% of the limited partnership units, and the Fonds du développement économique, which holds 45.4% of the limited partnership units and is established within the Ministère de l’Économie et de l’Innovation of the Gouvernement of Quebec. In its capacity as general partner of Desjardins-Innovatech, Desjardins Capital Management’s decisions are ultimately made by its board of directors, which has delegated its investment decision-making authority to committees of the board and to certain members of its management. Accordingly, for both CRCD and Desjardins-Innovatech, no individual exercises voting or dispositive control over any of the securities, and none of the individuals is deemed to have or share beneficial ownership of such securities. The address of each of CRDC and Desjardins-Innovatech is 2, Complexe Desjardins, Bureau 1717, Montreal, QC H5B 1B8. Amounts reported exclude warrants to acquire 250,000 Company Common Shares at $0.01 per share held by Fédération des Caisses Desjardins du Québec and shares held by Desjardins Capital Markets.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Certain Related Person Transactions Related to the Business Combination

On December 21, 2023, the Company, Prospector and LeddarTech, consummated the Business Combination pursuant to the terms of the BCA, pursuant to which, among other things, (i) Prospector Canada and AmalCo amalgamated, and, in connection therewith, the outstanding Class A common shares and warrants to purchase Class A common shares of Prospector Canada converted into an equivalent number of Common Shares and Warrants to purchase an equivalent number of Common Shares, respectively, (ii) the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in the Plan of Arrangement, AmalCo acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of AmalCo having an aggregate equity value of US$200 million (at a negotiated value of US$10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation plus additional AmalCo “earnout” shares (with the terms set forth in the BCA); (iii) LeddarTech and AmalCo amalgamated; and (iv) in connection with the foregoing, the securities of AmalCo converted into an equivalent number of corresponding securities in the Company, each of LeddarTech’s equity awards that was not canceled pursuant to the BCA and the Plan of Arrangement was exchanged for an equity award with respect to shares of the Company, LeddarTech’s equity plans were terminated (other than the Incentive Plan) and the options to purchase LeddarTech’s Class M shares became options to purchase Common Shares.

Registration Rights Agreement

At the closing of the Business Combination, the Company, the Sponsor and the PIPE Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company bears the expenses incurred in connection with the filing of any such registration statements.

With respect to the PIPE Investors, the Registration Rights Agreement provides that the Company Common Shares (other than any shares issuable upon conversion of any securities obtained through the PIPE Financing) will be subject to a lock-up for a period of six months following the Closing.

With respect to the holders other than the PIPE Investors, the Company Common Shares will be subject to a lock-up for a period of four years following the Closing. Company Common Shares held by certain investors are subject to such lock-up through the delivery by the investors of letters of transmittal.

With respect to the Sponsor, the Company Common Shares issued upon conversion of the Prospector Class B ordinary shares (par value US$0.0001 par value) held by Sponsor are subject to certain transfer restrictions until six months following the Closing, and Company Common Shares issued upon conversion of the Prospector Warrants held by Sponsor (the “Private Placement Warrants”) will be subject to certain transfer restrictions until 30 days following the Closing.

Investor Rights Agreement

Upon the Closing, the Company and IQ entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, IQ was granted certain rights with respect to the nomination of board members of the Company. IQ is a participant in the PIPE Financing and invested US$15.0 million in the PIPE Financing. The Investor Rights Agreement provides that so long as IQ holds more than 60% of the equity interests in the Company that it owns at closing of the PIPE Financing, IQ shall have the right to designate one individual for nomination for election of the Company Board subject to certain restrictions, provided, however, that IQ shall nonetheless maintain its nomination right in respect of the next shareholders meeting relating to the election of directors of the Company that is called after the date upon which IQ’s equity interest falls below the foregoing threshold.

Certain Financing Transactions

The Company is party to a loan agreement with IQ, a greater than 5% beneficial holder of the Company. See “Item 5. Operating and Financial Review and Prospects—Financing Transactions—IQ Credit Facilities.”

The Company is party to a credit facility with Desjardins, whose affiliates are collectively a greater than 5% beneficial holder of the Company. See “Item 5. Operating and Financial Review and Prospects—Financing Transactions—Desjardins Credit Facility.”

Certain Relationships and Related Person Transactions prior to the Business Combination

Subscription Agreement

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Each PIPE Investor participating in Tranche A received (a) a secured convertible note issued by LeddarTech in a principal amount equal to such PIPE Investor’s Tranche A investment and convertible into Class D-1 Preferred Shares or into common shares after the closing of the Business Combination, with the Company as LeddarTech’s successor, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement, and (b) a warrant certificate entitling such PIPE Investor to purchase Class D-1 Preferred Shares at an exercise price of $0.01 per share at any time prior to the date that is fourteen calendar days after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche A transaction have been met, representing 2.75 Class D-1 Preferred Shares for each $100.00 of the Tranche A investment paid by such PIPE Investor under the Subscription Agreement. Altogether, such PIPE Investors received warrants to acquire 605,003 Class D-1 Preferred Shares of LeddarTech, which entitled the PIPE Investors received 8,176,940 common shares upon the closing of the Business Combination.

The issuance of Tranche B convertible notes was contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreement provides that each PIPE Investor participating in Tranche B will receive a secured convertible note issued by Newco in a principal amount equal to such PIPE Investor’s Tranche B investment and convertible into common shares, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement. On October 30, 2023, LeddarTech entered into an amendment to the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to concurrently purchase approximately US$4.1 million aggregate principal amount of Tranche B-1 Notes, with approximately US$17.9 million aggregate principal amount of Tranche B-2 Notes purchased upon consummation of the Business Combination. The amendment to the Subscription Agreement provided that each PIPE Investor participating in Tranche B-1 receive a secured convertible note issued by LeddarTech in a principal amount equal to such PIPE Investor’s Tranche B-1 investment and convertible into Class D-1 Preferred Shares before the Closing or into common shares after the Closing, with the Company as LeddarTech’s successor, as provided in the amendment, and (b) a warrant certificate entitling such PIPE Investor to purchase Class D-1 Preferred Shares at an exercise price of $0.01 per share on or prior to the first business day after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche B-1 transaction have been met, representing 0.6 Class D-1 Preferred Shares for each $100.00 of the Tranche B-1 investment paid by such PIPE Investor under the amendment.

Altogether, the PIPE Warrants entitled the PIPE Investors to receive approximately 8,493,570 common shares in connection with the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.5% of the 20 million common shares outstanding immediately prior to the Closing, which entitled the PIPE Investors to receive approximately 42.5% of each class of the Company Earnout Non-Voting Special Shares being distributed to existing shareholders of LeddarTech.

The convertible notes have an interest rate of 12% that compounds annually as an increase to the principal amount of the convertible notes (the “PIK Interest”) and are convertible into the number of common shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per common share.

All the convertible notes issued in relation with the PIPE Financing are guaranteed by VayaVision and Newco and the payment obligations of VayaVision thereunder are limited to amounts that VayaVision may distribute as dividend to its shareholder under Israeli Companies Law. VayaVision also granted to TSX Trust Company, as agent and hypothecary representative for the PIPE Investors pursuant to a collateral agency agreement dated as of June 12, 2023 (the “Hypothecary Representative”), a second ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. The Company granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future, ranking after the security of Desjardins. The Company also granted to the Hypothecary Representative a second ranking fixed charge and pledge over all of its shares in VayaVision. The Company granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future, ranking after the security of Desjardins. The Hypothecary Representative is also a secondary beneficiary under the Israeli Escrow Agreement and the Canadian Escrow Agreement.

Certain Prospector Relationships and Related Person Transactions prior to the Business Combination

Prospector Ownership Interests in LeddarTech

Messrs. Aberle and Stone currently serve on the board of directors of the Company and previously served on the board of directors of LeddarTech. Messrs. Aberle and Stone also are managers of Sponsor, which beneficially holds approximately 38.7% of the Company, and Mr. Stone is a manager of FS Investors, which beneficially holds approximately 59.4% of the Company.

Series D Financing

In November of 2021, LeddarTech decided to pursue a private Series D financing that was ultimately led by FS Investors, an affiliate of the Sponsor and of which Nick Stone, Prospector’s Chief Financial Officer and director, is a manager. FS Investors invested an aggregate of US$22,199,963.52 in the Series D financing. Of this amount, Mr. Stone, Steve Altman, a director of Prospector, and Jon Levy, a director of Prospector, invested US$750,000, US$4,000,000 and US$250,000, respectively, in the Series D financing through an investment vehicle created by FS Investors. Mr. Levy’s investment in the Series D financing is through a group that invested US$2,075,000 in the aggregate. Messrs. Stone, Altman and Levy are indirect limited partners of FS Investors. Derek Aberle, Prospector’s Chief Executive Officer and director, also participated in the investment round and invested US$499,941.67 in his individual capacity. Such Series D financing transaction closed in November 1, 2021 and both Messrs. Aberle and Stone subsequently joined LeddarTech’s board of directors in November 2021.

PIPE Financing

Prior to the execution of the BCA, LeddarTech entered into the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase convertible notes of the Company in an aggregate principal amount of approximately US$44.0 million, payable in two tranches. The issuance of the first tranche of the PIPE Financing in the aggregate principal amount of approximately US$22.0 million occurred upon execution of the BCA. FS Investors, an affiliate of the Sponsor, was a participant in the PIPE Financing and invested US$9,200,000 in the PIPE Financing. Mr. Stone is an indirect limited partner of FS Investors and invested US$222,183 through FS Investors. The Sponsor was a participant in the PIPE Financing invested US$7,825,000 in the PIPE Financing. Mr. Stone is a direct or indirect member of the Sponsor, and invested US$574,171 through the Sponsor. Mr. Aberle is also a member of the Sponsor and invested US$210,000 in his individual capacity in the PIPE Financing.

Other Related Person Transactions

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

Pursuant to the indemnification agreements, the Company also maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (ii) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Articles of Arrangement and Bylaws of the Company, or otherwise as a matter of law.

Employment Agreements

In accordance with the BCA, upon the consummation of the Business Combination, we entered into employment agreements with certain of our executive officers. See the section titled “Item 6.B. Directors, Senior Management and Employees—Compensation—Executive and Director Compensation - Employment Arrangements, Termination and Change in Control Benefits.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see “Item 18. Financial Statements” of this Annual Report.

For information about legal proceedings involving the Company, see “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” in this Annual Report.

Dividend Policy

We currently intend to retain future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on its our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

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

For further discussion of the business risks associated with any potential delisting, see “Item 3.D Risk Factors— Risks Related to Ownership of Surviving Company Common Shares Following the Business Combination and the Surviving Company Operating as a Public Company —There can be no assurance that the Surviving Company Common Shares that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that the Surviving Company will be able to comply with the continued listing rules of Nasdaq,” of this Annual Report.

B.	Plan of Distribution

Not Applicable.

C.	Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details” of this Annual Report and is incorporated herein by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Annual Meetings

Under the CBCA, the Company must hold its first annual meeting of shareholders within 18 months after the date on which it was incorporated, and after that must hold an annual meeting not later than 15 months after the last annual meeting at such time and place in or outside the Province of Québec as may be determined by the directors of the Company or, in the absence of such a determination, at the place where the registered office of the Company is located.

Board and Shareholder Ability to Call Shareholder Meetings

The by-laws of the Company provide that meetings of the shareholders may be called by the board of directors at any time. In addition, under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. Upon receiving a requisition to call a meeting of shareholders, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to transact the business stated in the requisition unless a record date has been fixed for a meeting of shareholders and notice of the meeting has been given in accordance with the CBCA; the directors of the Company have called a meeting of shareholder and have given notice of the meeting in accordance with the CBCA; or the business of the meeting as stated in the requisition includes certain matters, including, but not limited to, a proposal the primary purpose of which is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders. If the directors do not call such a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting. The corporation must reimburse the requisitioning shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting unless the shareholders have not acted in good faith and in the interest of the shareholders of the corporation generally.

Shareholder Meeting Quorum

The by-laws of the Company provide that a quorum of shareholders is present at a meeting of shareholders if the holders of not less than 331/3% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Voting Rights

Under the CBCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the CBCA, the Company Articles or by-laws, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The by-laws of the Company provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands unless a ballot on the question is required or demanded. Votes by a show of hands or functional equivalent result in each person having one vote regardless of the number of shares such person is entitled to vote. If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote.

There are no limitations on the right of non-resident or foreign owners to hold or vote Company securities imposed by Canadian law or by the charter or other constituent document of the Company.

Shareholder Action by Written Consent

Under the CBCA, shareholder action without a meeting may be taken by a resolution signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders. A written resolution of shareholders is as valid as if it had been passed at a meeting of those shareholders. A written resolution of shareholders dealing with all matters required by the CBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at that meeting, satisfies all the requirements of the CBCA relating to that meeting of shareholders.

Access to Books and Records and Dissemination of Information

The Company must keep at its registered office, or at such other place as the CBCA may permit, the documents, copies, registers, minutes and other records which Company is required by the CBCA to keep at such places. The Company must prepare and maintain, among other specified documents, adequate accounting records. Under the CBCA, any director, shareholder or creditor of the Company may, free of charge, examine certain of the Company’s records during the usual business hours of the Company.

Election and Appointment of Directors

The articles do not provide for the board of directors to be divided into classes.

At any general meeting of the Company’s shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the CBCA, any casual vacancy occurring on the Company Board may be filled by a quorum of the remaining directors, subject to certain exceptions. If the Company does not have a quorum of directors, or if there has been a failure to elect the number of directors required by the Company Articles or the CBCA, the directors then in office must forthwith call a special meeting of shareholders to fill the vacancy and, if the directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder of the Company. Pursuant to the CBCA, where empowered by a special resolution, the Company directors may, between meetings of shareholders, appoint one or more additional directors, but the number of additional directors may not exceed one third times the number of directors required to have been elected at the last annual meeting of shareholders.

At least 25% of the Company’s directors must be resident Canadians. The minimum number of directors the Company may have is one and the maximum number of directors the Company may have is eleven, as set out in the Company Articles. The CBCA provides that any amendment to the Company Articles to increase or decrease the minimum or maximum number of the Company’s directors requires the approval of the Company’s shareholders by a special resolution.

Removal of Directors

Pursuant to the CBCA, the shareholders of the Company may remove any director before the expiration of his or her term of office by ordinary resolution at an annual or special meeting of shareholders, provided that, where the holders of any class or series of shares of the Company have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. In that event, the shareholders may elect, by ordinary resolution, another individual as director to fill the resulting vacancy.

Proceedings of Board of Directors

At all meetings of the board, every question will be decided by a majority of the votes cast and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.

Requirements for Advance Notification of Shareholder Nominations

Pursuant to the by-laws and subject only to the CBCA, the articles of the Company and applicable securities laws, shareholders of record entitled to vote will nominate persons for election to the Board only by providing proper notice to the Company’s corporate secretary. In the case of annual meetings, proper notice must be given not less than 30 days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the 10th day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the 15th day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information with respect to each shareholder nominating persons for elections to the Board, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares of the Company and any other information the Company may reasonably require to determine the eligibility of the nominee to serve as a director of the Company.

Approval of Amalgamations, Mergers and Other Corporate Transactions

Under the CBCA, certain corporate actions, such as: (i) amalgamations (other than with certain affiliated corporations); (ii) continuances; (iii) sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; (iv) reductions of stated capital for any purpose, including in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and (v) other actions such as liquidations, or arrangements, must be approved by a special resolution of the Company’s shareholders.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution of shareholders to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Limitations on Director Liability and Indemnification of Directors and Officers

Under the CBCA, no provision in a contract, the articles, the by-laws or a resolution relieves a director or officer from the duty to act in accordance with the CBCA and its related regulations or relieves him or her from liability for a breach of the CBCA or its regulations.

A director is not liable under the CBCA for certain acts if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance, in good faith, on (i) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation; or (ii) a report of a person whose profession lends credibility to a statement made by that professional person.

Under the CBCA, the Company may indemnify its current or former directors or officers or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Company or another entity.

The CBCA also provides that the Company may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual must repay the monies if the individual does not fulfill the conditions described below.

The CBCA permits indemnification only if such individual (i) acted honestly and in good faith with a view to the Company’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Under the by-laws, the Company indemnifies to the fullest extent permitted by the CBCA (i) any director or officer of the Company; (ii) any former director or officer of the Company; (iii) any individual who acts or acted at the Company’s request as a director or officer, or in a similar capacity, of another entity; and (iv) their respective heirs and legal representatives.

Derivative Suits and Oppression Remedy

Under the CBCA, a complainant (being a current or former director, officer or security holder of a corporation, which includes a beneficial shareholder, and any other person that a court considers to be a proper person to make such an application) of the Company may apply to the Superior Court of Québec for leave to bring an action in the name and on behalf of the Company or any of its subsidiaries, or to intervene in an existing action to which the Company or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the Company or any of its subsidiaries.

No such action may be brought and no intervention in any action may be made unless the complainant has given the requisite notice of the application for leave to the directors of the Company or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that (i) the directors of the Company or its subsidiaries will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the best interests of the Company or its subsidiaries for the action to be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit.

Under the CBCA, a complainant may apply to the Superior Court of Québec for any interim or final order the court thinks fit, including, but not limited to, an order restraining the conduct complained of, where the court is satisfied that, in respect of the Company or any of its affiliates, any act or omission of the Company or any of its affiliates effects or threatens to effect a result, the business or affairs of the Company or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or the powers of the directors of the Company or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the Company.

Exclusive Forum

The by-laws provide that, unless the Company consents in writing to the selection of an alternative forum and except as set out below, the Superior Court of Québec, Canada and the appellate courts therefrom will, to the fullest extent permitted by law be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action or proceeding asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company, any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws, or any action or proceeding asserting a claim related to the relationships among the Company, its affiliates and their respective shareholders, directors or officers (other than the business carried on by the Company or its affiliates). The by-laws provide that, notwithstanding the foregoing, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in the Company’s by-laws does not apply to actions arising under the Securities Act or the Exchange Act. Investors cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Amendment of the Articles, By-laws and Alteration of Share Capital

Under the CBCA, the Company may amend the Company Articles by special resolution. For purposes of the CBCA, a special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. A special resolution is generally required to approve corporate matters that may materially affect the rights of shareholders or are of a transformative nature for the corporation, including, but not limited to, changes to the corporation’s authorized capital structure, changes to the rights privileges, restrictions and conditions in respect of any of the corporation’s shares, a change in the corporation’s name, the winding up, dissolution or liquidation of the corporation, and a plan of arrangement with shareholders.

Under the CBCA, the Company Board may, by resolution, make, amend or repeal any by-laws that regulate the business of affairs of the Company. Where the directors make, amend or repeal any by-law, they must submit the by-law, amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal. Where a by-law is made, amended or repealed by the directors, the by-law, amendment or repeal is effective from the date of the resolution of the directors until it is confirmed, amended or rejected by shareholders (or, if the directors fail to submit the by-law, amendment or repeal to shareholders, until the date of the shareholders meeting at which it should have been submitted).

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Explanatory Note,” “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Annual Report.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax requirements.

E.	Taxation

Material U.S. Federal Income Tax Considerations TO U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of common shares (other than Sponsor or any of its affiliates), as a consequence of the ownership and disposition of common shares. This discussion addresses only those U.S. Holders that will hold common shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	pension funds;

●	mutual funds;

●	regulated investment companies;

●	real estate investment trusts;

●	persons that acquired common shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	“specified foreign corporations” (including controlled foreign corporations), passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations (including private foundations);

●	persons that hold common shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” “wash sale,” or other integrated or similar transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	U.S. expatriates or former long-term residents of the U.S.;

●	persons owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of the common shares;

●	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes, including S corporations) and any beneficial owners of such partnerships or other pass-through entities; and

●	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds common shares, the tax treatment of a partner or other member in such partnership or other pass-through entity will generally depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding common shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of common shares by the partnership or other pass-through entity.

This discussion is based on the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. The Company has not sought, and does not intend to seek, any rulings from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares, as the case may be, that is:

●	an individual who is a U.S. citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences of Ownership and Disposition of Common Shares

Dividends and Other Distributions on Common Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on common shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its common shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the common shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares.” The Company does not expect that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. The amount of any distribution will include any amounts withheld by the Company (or another applicable withholding agent), which would include amounts expected to be payable in respect of Canadian income taxes, if any. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that the Company pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the common shares are readily tradable on an established securities market in the United States (which should include NASDAQ) or the Company is eligible for benefits of the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, and the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Canadian dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, non-refundable Canadian income taxes withheld from dividends on the common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against the U.S. treaty beneficiary’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Canadian income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of common shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common share (determined as described above or below), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such common share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

If common shares are sold, exchanged, or otherwise disposed of in a taxable transaction for Canadian dollars, the amount realized generally will be the U.S. dollar value of the Canadian dollars received based on the spot rate in effect on the date of sale, exchange, or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the common shares are traded on an established securities market, Canadian dollars received will be translated into U.S. dollars at the spot rate on the settlement date of the taxable disposition. An accrual method taxpayer may elect the same treatment with respect to the taxable disposition of common shares traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Canadian dollars received on the taxable disposition of a common share generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, or other taxable disposition of the Canadian dollars will be ordinary income or loss and generally will be U.S.-source gain or loss.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of common shares could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes. If the Company is a PFIC for any taxable year, U.S. Holders of common shares may be subject to adverse U.S. federal income tax consequences with respect to dispositions of, and distributions with respect to, public shares and may be subject to additional reporting requirements.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

No assurance can be given as to whether or not the Company will be treated as a PFIC for its current taxable year. In addition, no assurance can be given as to whether or not the Company will be a PFIC in future taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current taxable year or any future taxable year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status.

Although PFIC status is generally determined annually, if the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of common shares and the U.S. Holder did not make either a qualifying electing fund (“QEF”) election or a mark-to-market election (collectively, the “PFIC Elections”) for the first taxable year of the Company in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its common shares (which may include gain realized by reason of transfers of such shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for such shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above with respect to common shares by making (or having made) a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its common shares in a year after the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s common shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such common shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the common shares.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the Company. The Company has not determined whether it will provide U.S. Holders with this information to make or maintain a QEF election if it determines it is a PFIC. In addition, there is no assurance that the Company will have timely knowledge of its status as a PFIC in the future or of such information in order for U.S. Holders to make or maintain a QEF election.

If a U.S. Holder has made a QEF election with respect to the common shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of common shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if the Company is a PFIC for any taxable year, a U.S. Holder of common shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to common shares for such a taxable year. As noted above, however, the Company has not determined whether it will provide U.S. Holders with information to make and maintain a QEF election if the Company determines it is a PFIC.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) common shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the excess distribution rules described above with respect to its common shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its common shares at the end of its taxable year over its adjusted basis in its common shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its common shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the common shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to common shares under their particular circumstances.

If the Company is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or dispose of all or part of the Company’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. The Company has not determined whether it will cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. Moreover, there can be no assurance that the Company will have timely knowledge of the status of any such lower-tier PFIC. In addition, the Company may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance that the Company will be able to cause the lower-tier PFIC to provide such information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and PFIC Elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of common shares should consult their own tax advisors concerning the application of the PFIC rules to common shares under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to the Company. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include common shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in common shares.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. You should consult your tax advisor to determine the tax return obligations, if any, with respect to common shares and the receipt of Canadian dollars in respect thereof, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof (the “Tax Act”), generally applicable, as of the date hereof, to an investor who acquires as beneficial owner the Common Shares or Warrants from the selling securityholders pursuant to this Annual Report and who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention (i) deals at arm’s length with the Company, the selling securityholders and each of the underwriters, and is not affiliated with the Company, the selling securityholders or any of the underwriters; (ii) is not and is not deemed to be a resident in Canada; and (iii) does not use or hold, and is not deemed to use or hold, the Common Shares or Warrants, or any Common Shares acquired on the exercise of the Warrants (collectively, referred to as the “Securities”), in connection with, or in the course of carrying on, a business in Canada (a “Non-Canadian Holder”). For the purposes of the following summary, the term “Common Shares” will include any Common Shares acquired upon the exercise of Warrants acquired by a Holder.

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Canadian Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies published in writing by the Canada Revenue Agency (“CRA”) prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder. Accordingly, Non-Canadian Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Warrants must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the exchange rate quoted by the Bank of Canada on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

Adjusted Cost Base of Securities

When Common Shares or Warrants are acquired by a Non-Canadian Holder who already owns Common Shares or Warrants, the cost of newly acquired Common Shares or Warrants will generally be averaged with the adjusted cost base of all Common Shares or Warrants, respectively, held by the Non-Canadian Holder as capital property immediately prior to the acquisition for the purpose of determining the Non-Canadian Holder’s adjusted cost base of a common Share or a Warrant, as the case may be, held by such Non-Canadian Holder.

Exercise of Warrants

No gain or loss will be realized by a Non-Canadian Holder of a Warrant upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Non-Canadian Holder’s cost of the Common Share acquired pursuant to the exercise thereof will be equal to the adjusted cost base of the Warrant to such Non-Canadian Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Non-Canadian Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base to such Non-Canadian Holder of all other Common Shares (if any) held by the Non-Canadian Holder as capital property immediately prior to the exercise of the Warrant. A “cashless exercise” of a Warrant pursuant to its terms likely results in a disposition of the Warrant, which will be subject to the tax treatment described below under “- Disposition of Securities.” Non-Canadian Holders should consult their own tax advisors with respect to the tax consequences to them of a “cashless exercise” of Warrants.

Dividends

Dividends paid or credited, or deemed to be paid or credited, on Common Shares to a Non-Canadian Holder generally will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable income tax treaty. A Non-Canadian Holder who is resident in the United States for the purposes of the Canada United States Tax Convention, fully entitled to the benefits of such convention and the beneficial owner of the dividends, will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Disposition of Securities

A Non-Canadian Holder who disposes or is deemed to dispose of a Security in a taxation year will not be subject to tax in Canada, unless the Security is, or is deemed to be, ’‘taxable Canadian property’’ to the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Canadian Holder is resident.

Provided the Common Shares are listed on a “designated stock exchange,” as defined in the Tax Act (which currently includes Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Canadian Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), or (d) an option in respect of, an interest in, or for civil law rights in, property described in any of (a) through (c), whether or not such property exists.

In the case of the Warrants, Warrants would generally be “taxable Canadian property” to a Non-Canadian Holder at a particular time if, at any time in the previous 60 months: (a) the Non-Canadian Holder held Warrants that provided such Non-Canadian Holder with the right to acquire 25% or more of the outstanding Common Shares or the Non-Canadian Holder held shares of the Company at that time that satisfy the requirement in paragraph (i) above; and (b) the requirement in paragraph (ii) above is satisfied at that time. Notwithstanding the foregoing, a Common Share or Warrant may otherwise be deemed to be taxable Canadian property to a Non-Canadian Holder for purposes of the Tax Act in certain limited circumstances.

Non-Resident Holders who dispose of Securities that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the disposition in their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at the principal executive offices of the Company at 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec G1P 2J7, Canada.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the section titled “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk” in this Annual Report and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None, except as described elsewhere in this Annual Report or in the information incorporated herein by reference.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

In the course of preparing for the Business Combination we evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings). Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, the Company concluded that its disclosure controls and procedures were not effective due to material weaknesses identified in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company:

i.	Insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries.

ii.	The Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets.

iii.	Review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

All of the above noted material weaknesses contributed to the restatement of the Company’s financial statements included in this Annual Report.

We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Item 3.D Key Information—Risk Factors— We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.”

B.	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, as described above, in preparation for the Business Combination we identified material weaknesses in our internal control over financial reporting.

Other than remediation measures to address such material weaknesses, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Yann Delabrière, Nick Stone and Sylvie Veilleux Each member of the audit committee is financially literate and our board of directors has determined that Yann Delabrière qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. Each of Yann Delabrière and Sylvie Veilleux meets the criteria for independence set forth in the rules of the NI 58-101 and Nasdaq. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee.”

ITEM 16B. CODE OF ETHICS

In connection with the consummation of the Business Combination, we adopted a Code of Conduct applicable to all of our directors, officers and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behaviour that are expected directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website at www.LeddarTech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our board for consideration. The nominating and corporate governance committee assists our board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the nominating and corporate governance committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board as a whole).

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any of our policies, or any unethical or questionable act or behaviour, the Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firms Richter LLP (PCAOB ID No. 989) Canada for the fiscal year ended September 30, 2023 and Ernst & Young LLP (PCAOB ID No. 1263) Canada (“E&Y”) for the fiscal year ended September 30, 2022, including the fees billed for professional services rendered to the Company for each of the two years ended September 30, 2023 and 2022. The fees were billed and are presented in Canadian dollars.

	For the Year Ended September 30,
	2023	2022
	($)
Audit Fees	2,195,256	2,587,257
Audit-Related Fees	—	—
Tax Fees	34,531	203,566
All Other Fees	587,414	—
Total	2,817,201	2,790,823

Audit Fees

Audit fees consist of audit services billed related to the audit and interim reviews of financial statements; and services related to comfort letters, consents and other services related to SEC matters.

Audit-Related Fees

Audit-related fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Tax Fees

Tax fees consist of tax compliance and tax planning advice. Tax compliance services consisted of Federal, state and local income tax return assistance and Transfer pricing documentation. Tax planning services included advice related to structuring certain proposed transactions, including the Business Combination.

All Other Fees

All other fees are any additional amounts for products and services provided, other than the services reported above under Audit fees, Audit-related fees and Tax fees that do not conflict with audit services.

Audit Committee Pre-Approval

Our audit committee pre-approves auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to certain de minimis exceptions provided by law or regulation). Audit committee pre-approval of audit and non-audit services is not required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the audit committee. There were no services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company currently relies on the phase-in period set forth in Rule 10A-3, pursuant to which a minority of the audit committee may be exempt from the independence requirements for one year from the date of effectiveness of the applicable Form 8-A registration statement.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

During the fiscal years ended September 30, 2022 and September 30, 2021, and subsequent interim periods through the date of the Form F-4, (x) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference thereto in its reports on the financial statements for such years, and (y) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K, other than the material weakness in the internal control over financial reporting relating to (i) insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries, (ii) the Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets and (iii) review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements, as described in the section entitled “Item 3.D. – Key Information — Risks Relating to this Offering and Ownership of Our Securities — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.” If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In October 2023, we engaged Richter LLP as our new independent registered public accountant for the fiscal year ending September 30, 2023, and for the financial periods going forward. This decision was approved by our board of directors.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to home country practice, or Canada requirements, in lieu of certain Nasdaq corporate governance rules. While we currently comply with the corporate governance requirements applicable to U.S. domestic companies listed on the Nasdaq, we may use foreign private issuer exemptions with respect to some of the Nasdaq listing requirements from time to time. Following Canadian governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic issuers.

Following Canadian governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 — Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), subject to applicable limited exemptions under Rule 10A-3(3) of the Exchange Act and phase-in periods under Rule 10A-3(b)(1)(iv)(A) of the Exchange Act.

Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company are included in this Annual Report in Exhibit 99.1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1**	Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
1.2**	Articles of Arrangement and By-laws of LeddarTech Holdings Inc. Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
2.2*	Description of Securities*
4.1†**	Business Combination Agreement, dated as of June 12, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (incorporated by reference to Annex A to the proxy statement/prospectus, which forms a part of the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.2**	Amendment No. 1 to Business Combination Agreement, dated as of September 25, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus, which forms a part of the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.3**	Specimen Common Share Certificate of LeddarTech Holdings Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.4**	Specimen Warrant Certificate of LeddarTech Holdings Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.5*	Warrant Agreement, dated as of January 7, 2021, between Continental Stock Transfer & Trust Company and Prospector Capital Corp.*
4.6**	Warrant Amendment Agreement and Form of Warrant Certificate, dated as of December 21, 2023, by and among Prospector Capital Corp., LeddarTech Holdings Inc. and Continental Stock Transfer & Trust Company Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023). **
4.7**	LedddarTech Holdings Inc. 2023 Incentive Award Plan approved as of December 21, 2023 Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.6 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
4.8**	Investor Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and Investissement Québec Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.7 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
4.9**	Registration Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and the parties named therein Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.8 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
4.10**	Amended and Restated Financing Offer dated as of April 5, 2023 (“Desjardins Financing Offer”) among LeddarTech Inc., Fédération des caisses Desjardins du Québec (“Desjardins”) and VayaVision Sensing Ltd. (“VayaVision”) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**

4.11**	First Amendment to Desjardins Financing Offer dated May 1, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.12**	Second Amendment to Desjardins Financing Offer dated May 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.13**	Third Amendment to Desjardins Financing Offer dated September 29, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.14**	Fourth Amendment to Desjardins Financing Offer dated October 13, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.15**	Fifth Amendment to Desjardins Financing Offer dated October 20, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.16**	Sixth Amendment to Desjardins Financing Offer dated October 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.17**	Seventh Amendment to Desjardins Financing Offer dated December 8, 2023 among LeddarTech Inc., Desjardins and VayaVision Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.16 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
4.18**	Loan Offer dated as of January 23, 2020 (“IQ Loan Offer”) among LeddarTech Inc. and Investissement Quebec (“IQ”) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.19**	Amendment to the IQ Loan Offer dated as of March 29, 2021, among LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.20**	Bridge Loan Agreement dated May 1, 2023 among LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.21**	Amendment to IQ Loan Offer dated as of June 12, 2023 between LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).
4.22**	Employment Agreement dated as of November 14, 2014, as subsequently amended, between LeddarTech and Charles Boulanger (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.23**	Executive Employment Agreement dated as of October 1, 2023 between LeddarTech and Frantz Saintellemy (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.24**	Employment Agreement dated as of June 20, 2022 between LeddarTech and David Torralbo (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.25**	Executive Employment Agreement dated as of September 20, 2023 between LeddarTech and Christopher Stewart (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).**
4.26**	Form of Indemnity Agreement Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.25 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).**
8.1*	List of Subsidiaries of the Company.*
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.*
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.*
97.1*	LeddarTech Holdings Inc. Policy Concerning Recovery of Erroneously Awarded Compensation.*
99.1*	Audited Annual Consolidated Financial Statements for the years ended September 30, 2021, 2022 and 2023 and notes thereto, together with the Reports of Independent Registered Public Accounting Firms thereon.*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
**	Previously filed
†	Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LeddarTech Holdings Inc.

January 30, 2024	By:	/s/ Frantz Saintellemy
		Name:	Frantz Saintellemy
		Title:	Chief Executive Officer and Director