Form 20-F
period 2024-09-30
LeddarTech Holdings Inc.
filed 2024-12-26
CIK 1981462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-41893

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,204,676 common shares issued and outstanding as of September 30, 2024.

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

i

EXPLANATORY NOTE – AUDITED FINANCIAL STATEMENTS

On December 18, 2024, LeddarTech Holdings Inc. (the “Company”) furnished to the Securities and Exchange Commission under cover of Report of Foreign Issuer on Form 6-K the financial statements of the Company as of September 30, 2023 and 2024 and for the three years ended September 30, 2022, 2023 and 2024 (the “Form 6-K Financial Statements”). The audited financial statements included herein pursuant to Item 18 of this Annual Report on Form 20-F (the “Audited Financial Statements”) contain additional disclosures not included in the Form 6-K Financial Statements, including additional reconciliation regarding the recast of the Company’s audited and previously issued consolidated statement of loss and comprehensive loss, consolidated statements of cash flows and certain footnotes to reflect the discontinued operations relating to the Company’s cessation of its modules operations for the year ended September 30, 2022 (“Discontinued Operations”). See Note 7 to the Audited Financial Statements included herein. The Audited Financials also contain additional information with respect to the Company’s Discontinued Operations not contained in the 6-K Financial Statements, as well as additional footnote disclosures, including with respect to segments, inventory write-downs, previously-reported impairment loss and stock-based compensation.

Explanatory Note – BUSINESS COMBINATION

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

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with Prospector Sponsor, LLC (the “Sponsor”) to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

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

INDUSTRY AND MARKET DATA

The industry and market data relating to our business included in this Annual Report is based on our internal estimates and research, as well as publications, research, surveys and studies conducted by independent third parties not affiliated to us. Industry publications, studies and surveys generally state that they were prepared based on sources believed to be reliable, although there is no guarantee of accuracy. While we believe that each of these studies and publications is reliable, we have not independently verified the market and industry data provided by third-party sources. In addition, while we believe our internal research is reliable, such research has not been verified by any independent source. We note that assumptions underlying industry and market data are subject to risks and uncertainties, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” of this Annual Report.

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

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report on Form 20-F (including the information incorporated by reference herein, this “Annual Report”) that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Annual Report and in any document incorporated by reference in this Annual Report may include, but are not limited to, statements about:

●	our ability to timely access sufficient capital and financing on favorable terms or at all;

●	our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed;

●	our ability to execute on our business model, achieve design wins and generate meaningful revenue;

●	our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans;

●	changes in general economic and/or industry-specific conditions;

●	our ability to retain, attract and hire key personnel;

●	potential adverse changes to relationships with our customers, employees, suppliers or other parties (ix) legislative, regulatory and economic developments;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	other factors discussed under the section titled “Item 3.D. Risk Factors” below.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D. Risk Factors” below, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents incorporated by reference in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

v

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

Risks Related to Our Business

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

LeddarTech had an accumulated deficit of $644.2 million as at September 30, 2024, and, for the fiscal years ended September 30, 2024 and September 30, 2023, incurred a net loss from continuing expenses of $167.3 million and $43.8 million, respectively. For the fiscal year ended September 30, 2024, LeddarTech realized net cash outflows relating to operating and investing activities amounting to $40.9 million and $11.5 million, respectively, and for the fiscal year ended September 30, 2023, $36.7 million and $11.2 million, respectively. As of December 20, 2024, after giving effect to the completion of the Bridge Funding (as defined below) and including the US$9.89 million royalty fee under the software license agreement with Texas Instruments (the “TI Pre-paid Royalty Fee,” which is not obligated to be repaid but is characterized as debt under IFRS), the Company had approximately $106.4 million of indebtedness outstanding. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Management.” The Company is currently dependent on its shareholders, business partners and lenders to fund its operations, including the development of its technology. We have devoted most of LeddarTech’s financial resources to research and development activities. We expect to continue to incur substantial and increased expenses, losses and negative cash flows as we expand our development activities and progress with the commercialization of our products.

We have not achieved any OEM design wins, and while we have invested significant time, funds and efforts seeking OEM and Tier 1 and Tier 2 customer selection of our solutions, our solutions ultimately may not be chosen for use in production models. If we fail to achieve OEM design wins after incurring substantial expenditures in these efforts, our future business, results of operations and financial condition would be adversely affected.

We invest significant effort and money developing our sensory software solutions to support automotive advanced driver assistance systems (“ADAS”) or autonomous driving (“AD”) applications, developed by original equipment manufacturers (“OEMs”)” or automotive system integrators that are direct suppliers to OEMs (“Tier 1” suppliers) and suppliers to Tier 1 suppliers (“Tier 2” suppliers), which we intend to be incorporated in one or more specific vehicle models to be produced by the OEMs. We refer to the selection by a Tier 1 supplier of our software for inclusion in such ADAS or AD applications, for the purposes of submitting such applications to an OEM, as a “Tier 1 design and integration win.” We use the term “OEM design win” to refer to the selection by an OEM of our software, whether directly from us for integration in the ADAS or AD applications developed by the OEM, or through selection of a Tier 1 supplier’s ADAS or AD application integrating our software, for incorporation in specific vehicle models with identified SOPs. There is no assurance that a Tier 1 design and integration win will develop into an OEM design win.

We could expend significant resources pursuing, but fail to achieve, either a Tier 1 design and integration win or an OEM design win. While we are in various stages of discussion with Tier 1 suppliers and OEMs, we have not yet achieved an OEM design win, and there is no assurance that these assessments will result in either a Tier 1 design and integration win or an OEM design win or that we will otherwise successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments or otherwise in the future.

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

Even if we achieve OEM design wins, prospective customers may not purchase our solutions in any certain quantity, at any certain price or at all, and there may be significant delays between the time we achieve either a Tier 1 design and integration win or an OEM design win and the time a contract for production is agreed to and we are able to realize revenue. Any failure to obtain OEM or Tier 1 or Tier 2 customers for our solutions and services, whether following Tier 1 design and integration wins, OEM design wins or otherwise, would materially adversely affect our business, results of operations and financial condition.

If we achieve an OEM design win, any resulting contracts with customers may not require them to purchase our solutions in any certain quantity or at any certain price, and our sales could be less than we forecast if a vehicle model for which we achieved an OEM design win is unsuccessful (including for reasons unrelated to our solutions), if an OEM decides to discontinue or reduce production of a vehicle model or of the use of our solutions in a vehicle model, or if we face downward pricing pressure. As a result, achieving OEM design wins is not a guarantee of revenue, and our sales may not correlate with the achievement of additional OEM design wins. Moreover, pricing estimates are made at the time of a request for quotation by an OEM, so that worsening market or other conditions between the time of a request for quotation and an order for our solutions may require us to sell our solutions for a lower price than we initially expected. We may also face pricing pressures from our customers as a result of their restructuring, consolidation, and cost-cutting initiatives or as a result of increased competition. As a particular solution matures and unit volumes increase, we also generally expect its average selling price to decline. If we are not able to introduce solutions with additional features and functionality at higher price points to offset price reductions, then our business, results of operations, and financial condition would be adversely affected.

Furthermore, our solutions are technologically complex, incorporate many technological innovations, and are typically subject to significant safety testing, and OEMs generally must make significant commitments of resources to test and validate our solutions before including them in any particular vehicle model. Our low-level sensor fusion and perception technology controls supports ADAS and autonomous driving solutions control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking and therefore must be integrated effectively with the other systems of the vehicle developed by the OEMs, our Tier 1 customers, our Tier 2 customers, and other suppliers, and we may be unable to achieve the requisite level of interoperability in a vehicle model for our solutions to be implemented even after an OEM design win. We expect the integration cycles of our solutions with new OEMs to be approximately one to three years after an OEM design win, depending on the OEM and the complexity of the solution. These integration cycles result in our investment of resources prior to realizing any revenue from a vehicle model. An OEM may choose to cancel production of the vehicle model for which we achieved the OEM design win or cancel or postpone the vehicle model.

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

Prior to 2022, we had been focused on research and development activities with a view to developing advanced detection and ranging systems and solutions based on light (“LiDAR”). As of September 30, 2024, we had an accumulated deficit of approximately $644.2 million. We do not know whether or when we will become profitable. Our losses have resulted principally from disbursements made in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended September 30, 2024 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future.

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

If LeddarTech does not raise additional capital in sufficient amounts LeddarTech will need to seek relief from its lenders and reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the Minimum Cash Covenant (as defined herein) applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise sufficient amounts of additional capital, and depending on the level of relief from the Minimum Cash Covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1, Tier 2 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability. See “— Any significant reduction in headcount as part of the Implementation of the Company’s cost management plan may have a material adverse effect on LeddarTech’s operations and future prospects” and “— We operate in a highly competitive, dynamic and rapidly changing market and compete against a large number of established competitors and new market entrants, some of whom have substantially greater resources.” Implementation of the cost management plan also may adversely affect LeddarTech’s ability to retain skilled software engineers and other key employees. See “— If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.” Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). See “— Risks Related to Ownership of Our Securities — We have previously identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, we may identify additional material weaknesses in the future.” In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

LeddarTech’s liquidity position will be further constrained by the requirement to maintain a minimum cash balance. If LeddarTech is not able to maintain compliance with the minimum cash balance requirements, its debt obligations may be declared due and payable at a time when LeddarTech does not have sufficient resources to repay such debt obligations.

Pursuant to the terms of the amended and restated financing offer (the “Desjardins Credit Facility”) between LeddarTech and Fédération des Caisses Desjardins du Québec (“Desjardins”), LeddarTech has been required to maintain a minimum cash balance of $5.0 million (the “Minimum Cash Covenant”).

The Desjardins Credit Facility was amended on July 5, 2024 (Ninth Amendment), July 26, 2024 (Tenth Amendment), August 5, 2024 (Eleventh Amendment), August 14, 2024 (Twelfth Amendment), August 16, 2024 (Thirteenth Amendment) and December 6, 2024 (Fourteenth Amendment) to reduce the Minimum Cash Covenant to (i) $3.5 million from July 5, 2024 to July 6, 2024, (ii) $1.8 million from July 7, 2024 to July 26, 2024, (iii) $1.3 million from July 27, 2024 to August 5, 2024, (iv) $250,000 from August 6, 2024 to August 19, 2024, (v) $1.0 million from August 20, 2024 to December 6, 2024, (vi) $1.0 million from the earlier of (w) December 13, 2024 and (x) the date of the full disbursement of the first installment of the TI Pre-paid Royalty Fee (the “First Royalty Installment”) to the earlier of (y) the date of completion of one or more equity financing transactions generating gross proceeds of not less than US$35.0 million (including, without limitation, Common Shares sold pursuant to the Standby Equity Purchase Agreement, dated as of April 8, 2024, by and between LeddarTech and YA II PN, LTD.(“Yorkville”) (the “SEPA”), the TI Pre-paid Royalty Fee and the conversion of Bridge Loans into equity, the “Equity Financing”) (the “Short-Term Outside Date”) and (z) January 31, 2025, and (vii) $5.0 million at all times after the earlier of the Short-Term Outside Date and January 31, 2025. Desjardins also agreed, pursuant to the terms of the Eleventh Amendment, to temporarily postpone payment of interest for the months of July, August, September and October 2024 until the earlier of (x) the date on which a default under the Desjardins Credit Facility has occurred and is continuing, (y) the Short-Term Outside Date and (z) December 13, 2024 (which was automatically extended to January 31, 2025, upon full disbursement to the Company of the First Royalty Installment on December 12, 2024).

Additionally, the Desjardins Credit Facility was amended on August 16, 2024 (Thirteenth Amendment) and December 6, 2024 (Fourteenth Amendment) to align the Desjardins Credit Facility with the bridge facility entered into on August 16, 2024 by the Company and several of its principal shareholders and its principal lender (as amended, the “Bridge Facility”) by, among other amendments, (i) excepting from the required repayment of the Desjardins Credit Facility of 10% from the net proceeds of the Equity Financing, (ii) on the Short-Term Outside Date, requiring repayment, in an amount of (x) the outstanding principal amounts under the Desjardins Bridge Loan, (y) all other amounts owed to Desjardins under the Bridge Facility, and (z) any amount payable under the Desjardins Credit Facility, including amendment fees, with such cash payment to Desjardins estimated to be approximately $7.1 million, assuming completion of the Equity Financing on January 31, 2025. An additional $875,000 would be capitalized and added to the principal balance of the Desjardins Term Loan. The Fourteenth Amendment also provided that a failure to receive the First Royalty Installment by December 13, 2024, and a failure to complete the Equity Financing by January 31, 2025, would constitute liquidity events triggering repayment of the Desjardins Term Loan. The First Royalty Installment was received on December 12, 2024.

While it is expected that receipt of the proceeds from the Bridge Facility and the TI Pre-Paid Royalty and other sources of capital, including the SEPA, may enable LeddarTech to comply with the Minimum Cash Covenant, LeddarTech may in the future be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this Minimum Cash Covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Credit Facility to be due and payable, and if it elected to do so, approximately $102.2 million aggregate principal amount of indebtedness of LeddarTech (including the Desjardins Term Loan, the PIPE Convertible Notes and the Bridge Loan) as of December 20, 2024 would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s common shares could lose all or a substantial part of their investment.

If LeddarTech does not raise additional capital or is not otherwise able to refinance the Desjardins Term Loan, investors may lose all or a substantial part of their investment.

The Desjardins Term Loan matures on January 31, 2026. As of September 30, 2024, the aggregate principal amount outstanding under the Desjardins Term Loan was $28.2 million. The Desjardins Term Loan requires that the Company, no later than August 5, 2025, shall have either (x) launched a formal merger and acquisition process with an investment bank selected by the board of directors of the Company and received expressions of interest in connection with such process, or (y) entered into a non-binding term sheet in respect of an equity or debt financing which would allow for the repayment in full of all amounts owing under the Desjardins Credit Facility. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Management — Financing Transactions — Desjardins Credit Facility.” If the Company is unable to timely enter into a term sheet for the refinancing of the Desjardins Term Loan, it may be compelled to begin a formal merger and acquisition process, which could result in a transaction with per share value lower than the market price, or no transaction at all. If the Company is unable to procure additional financing in amounts sufficient to repay the Desjardins Term Loan or otherwise refinance the Desjardins Term Loan, investors may lose all or a substantial part of their investment.

Upon the occurrence of a “liquidity event” under the Desjardins Credit Facility, including the failure to complete the Equity Financing by January 31, 2025, the Company would be obligated to repay all amounts under the Desjardins Credit Facility, and investors could lose all or a substantial part of their investment.

The Desjardins Credit Facility, as amended, provides that the Company must provide notice to Desjardins within two business days of a “liquidity event” and repay all amounts owing under the Desjardins Credit Facility. Liquidity events under the Desjardins Credit Facility, as amended, include a change of control of the Company, a sale of all or substantially all of the Company’s assets, the occurrence of a default under the Desjardins Credit Facility and the failure to complete the Equity Financing by January 31, 2025. If a liquidity event were to occur, Desjardins would have the right to declare the Desjardins Credit Facility to be due and payable, and if it elected to do so, approximately $102.2 million aggregate principal amount of indebtedness of LeddarTech (including the Desjardins Credit Facility, the PIPE Convertible Notes and the Bridge Loan) as of December 20, 2024 plus payment in kind (PIK) interest accrued on the PIPE Convertible Notes would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital management — Financing Transactions — Desjardins Credit Facility.”

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

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1, Tier 2, or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1, Tier 2 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1, Tier 2 and OEM customers.

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

To compete successfully, we must maintain successful research and development efforts, develop new solutions, and improve our existing solutions, all ahead of competitors. We are focusing our research and development efforts across several key emerging technologies, including computer vision, software-defined radar and solid-state LiDAR, low-level sensor fusion, and the LeddarVision™ Front — Entry-Level, LeddarVision™ Premium Surround and LeddarVision™ Parking systems. These are ambitious initiatives, and we cannot guarantee that all of these efforts will deliver the benefits we anticipate or be homologated as expected. We must make research and development investments based on our views of the most promising approaches to address future customer needs in rapidly evolving markets, and we cannot be certain that we will target our research and development investments appropriately, or correctly anticipate the manner in which these markets will evolve. To the extent our research and development efforts do not produce timely improvements in utility, accuracy, safety, cost and operational efficiency, our competitive position will be harmed. We do not expect all of our research and development investments to be successful. Some of our efforts to develop and market new solutions may fail, and the solutions we invest in and develop may be rejected by regulators or may not be well received by customers, who may adopt competing technologies. We make significant investments in research and development, and our investments at times may not contribute to our future operating results for several years, if at all, and such contributions at times may not meet our expectations or even cover the costs of such investments, which would adversely affect our business, results of operations, and financial condition.

We have incurred material charges in connection with our decision to exit our modules and components business, and may incur additional charges related to the related exit activities in the future.

In connection with the Company’s transition to a pure-play automotive software business model, the Company has exited its modules and components business. In connection with this decision, the Company incurred restructuring costs of approximately $46,000 during the fiscal year ended September 30, 2024. During the same period, the Company wrote down inventory by approximately $1.1 million. The Company may incur additional charges in connection with the exit from its modules and components business.

Our historical financial information, historical financial results and operating and business history, which were achieved under our prior sensory hardware-focused business model, may not be representative of our future results under an AI-based fusion and perception software-focused business model.

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

If we determine that our intangible assets have become impaired, we could incur significant charges that would have a material adverse effect on our results of operations and financial condition.

As of September 30, 2024, the amounts of intangible assets on our consolidated balance sheet subject to future impairment testing was $5.6 million. Pursuant to IAS 36, we capitalize costs for product development projects. Initial capitalization of costs is based on management’s judgment that the Company can demonstrate the existence of a market for the product developed and that it will have the technical and financial capacity to complete the project until commercialization. Therefore, we conduct regular tests to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of intangible assets and the implied fair value of the intangible assets in the period the determination is made. This testing of intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions; changes in business operations; changes in competition; or potential changes in the price of Common Shares and LeddarTech’s market capitalization. Changes in these factors, or changes in actual performance compared with estimates of our future performance, could affect the fair value of goodwill or other intangible assets, which may result in an impairment charge. We cannot accurately predict the amount or timing of any impairment of assets. Should the value of our goodwill or other intangible assets become impaired, we could incur significant charges that would have a material adverse effect on our results of operations and financial condition.

If we are unable to develop and introduce new solutions and improve existing solutions in a cost-effective and timely manner, then our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.

Our business, results of operations, and financial condition depend on our ability to complete development of our raw data fusion and perception software solutions for the automotive market and to develop and introduce new and enhanced solutions that incorporate and integrate the latest technological advancements in sensing and perception technologies, software and hardware, and camera, radar, LiDAR, mapping, and AI technologies to satisfy evolving customer, regulatory, and safety rating requirements. For example, we will need to complete the development in a cost-effective manner of new generations of our LeddarVision™ Front — Entry-Level and LeddarVision™ Surround View Solution, each of which are important components of our planned approach to address the ADAS consumer and off-road vehicle markets. This Annual Report contains descriptions of our current expectations regarding the time frame in which we expect to have our software solutions deployed by our Tier 1 and Tier 2 customers. These time periods are subject to significant uncertainty. We may encounter significant unexpected technical and production challenges, or delays in completing the development of these and other solutions and ramping production in a cost-efficient manner. The development of these and other new and enhanced solutions requires us to invest resources in research and development and also requires that we:

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

The markets for sensing technology applicable to the ADAS and AD industries are highly competitive, dynamic and rapidly changing. Our future success will depend on our ability to remain a leader in our targeted markets by continuing to develop and protect from infringement low-level sensor fusion and perception software in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering sensor software and indirectly by attempting to solve some of the same challenges with different technology. We face competition from sensor fusion and perception software companies, Tier 1 suppliers, Tier 2 suppliers and other technology and automotive supply companies, and OEMS, and most of our principal competitors have significantly greater resources than we do. In the automotive market, our competitors have commercialized both LiDAR and non-LiDAR-based ADAS technology that have achieved market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing ADAS and autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources. Some of our existing and prospective customers in the ADAS and AD markets have announced development efforts or made acquisitions directed at creating their own sensing technologies, which would compete with our solutions. We cannot be certain how close these competitors may be to commercializing autonomous driving systems or novel ADAS applications.

If our target customers purchase a competing solution from any of our competitors, it may be difficult to displace such competitor with our solutions until the OEM issues a new request for quotation because an OEM will generally not change complex technology already integrated in its systems until a vehicle model is revamped. Accordingly, it is important that the Company achieves both Tier 1 design and integration wins and OEM design wins with its target customers quickly. If we must significantly reduce our operating costs, we could experience delays in completing development of our solutions, and suffer significant competitive disadvantage.

Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, any of which will adversely affect our business, results of operations and financial condition.

We expect that a substantial portion of future revenue will come from a small number of OEMs and Tier 1 and Tier 2 customers, and the loss of or a significant reduction in sales to, one or more of major Tier 1 or Tier 2 customers and/or the discontinued incorporation of our solutions by one or more major OEMs in their vehicle models, would materially adversely affect our business, results of operations and financial condition.

We seek to supply OEMs with the LeddarVision™ platform directly or through our arrangements with Tier 1 suppliers and Tier 2 suppliers, which are direct suppliers to OEMs. See “— Even if we achieve OEM design wins, prospective customers may not purchase our solutions in any certain quantity, at any certain price or at all, and there may be significant delays between the time we achieve either a Tier 1 design and integration win or an OEM design win and the time a contract for production is agreed to and we are able to realize revenue. Any failure to obtain OEM or Tier 1 or Tier 2 customers for our solutions and services, whether following Tier 1 design and integration wins, OEM design wins or otherwise, would materially adversely affect our business, results of operations and financial condition.”

We believe our business, results of operations, and financial condition for the foreseeable future will likely depend on sales to a relatively small number of Tier 1 and Tier 2 customers and the incorporation of our solutions by a relatively small number of OEMs in their vehicle models. In the future, our target OEM and Tier 1 and Tier 2 customers may decide not to purchase our solutions or may alter their purchasing patterns, and OEMs may discontinue incorporation of our solutions in their vehicle models, including as a result of a transition to in-house solutions or solutions provided by our competitors, or their individual or aggregate production levels may decline due to a number of factors, including supply chain challenges and macroeconomic conditions. Further, the amount of revenue attributable to any single OEM or Tier 1 or Tier 2 customer, or our OEM and Tier 1 and Tier 2 customer concentration generally, may fluctuate in any given period. In the event we achieve OEM design wins in the future, the loss of one or more key OEM or Tier 1 or Tier 2 customers, a reduction in sales to any key OEM or Tier 1 customer, the discontinued or decreased incorporation of our solutions by a key OEM, or our inability to attract new significant Tier 1 and Tier 2 customers and OEMs would negatively impact our revenue and adversely affect our business, results of operations, and financial condition.

We have entered into strategic collaborations, but not yet signed commercial agreements, with Tier 1 and Tier 2 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.

We are in various stages of discussion with Tier 1 and Tier 2 suppliers and OEMs, covering more than 30 design win opportunities. As a result of such discussions, we have previously publicly announced strategic collaborations with two Tier 1 suppliers in the automotive industry, FICOSA ADAS S.L. (“Ficosa”) and Trimble Inc. (“Trimble”). However, since the Trimble collaboration was established, Trimble completed an agreement to transfer its precision agricultural technology business (the division with which LeddarTech has a strategic collaboration) to a joint venture with AGCO Corp., forming PTx Trimble, LLC. AGCO owns 85% of the joint venture, with Trimble retaining the remaining 15%. Because there have been no activities in 2024 under this arrangement, we believe it is likely that this strategic collaboration will be terminated in 2025. See “Item 4.B. Business Overview – Customers.” We have recently announced collaborations with Tier 2 suppliers Arm Holdings plc and Texas Instruments, however we have not yet entered into commercial agreements with any Tier 1 supplier or OEM, and there is no assurance that these strategic collaborations will result in either commercial agreements or OEM design wins.

In the event we execute commercial agreements with prospective customers, such agreements may have contractual rights to cancel or delay orders, or the time frame for development and integration of our software may be extended beyond the timing provided for in such agreements, potentially resulting in the agreements expiring without generating revenue or achieving OEM design wins. Any subsequent renegotiation of such agreements may result in terms less favorable to us. Such cancelations, delays, expirations and renegotiations could materially and adversely affect our ability to generate revenue (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. See “— We have not achieved any OEM design wins, and while we have invested significant time, funds and efforts seeking OEM, Tier 1 and Tier 2 customer selection of our solutions, our solutions ultimately may not be chosen for use in production models. If we fail to achieve OEM design wins after incurring substantial expenditures in these efforts, our future business, results of operations and financial condition would be adversely affected.”

Product integration could face complications or unpredictable difficulties, which may adversely impact customer adoption of our products and our financial performance.

Our products are designed to function as part of a system, and therefore are to be integrated with other sensing technologies, software products and customer applications. Required integration efforts can be time-consuming and costly and there is no guarantee that results will be satisfactory to the end customer. These challenges are even more present in the automotive sector where components are subject to as much as several years of product and design validation before they are fitted into a vehicle program. While the Company expects to work with system integrators which lend their experience to these workstreams, there is no guarantee that unforeseen delays or setback would not arise that would impair our ability to launch with key programs across our sectors of focus.

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

If any of our solutions are or are alleged to be defective, we may be required to participate in a recall involving such solutions. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process, OEMs may look to their direct and indirect suppliers for contribution when faced with recalls and product liability claims. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a Tier 1, Tier 2 or OEM customer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties if and when the OEM asserts that the solution supplied did not perform as warranted. Our potential liability may increase to the extent that OEMs increasingly purchase our products directly, as opposed to incorporating our solutions through indirect purchases from our Tier 1 customers or Tier 2 customers. Product liability, warranty, and recall costs would have an adverse effect on our business, results of operations, and financial condition. In addition, product liability claims present the risk of protracted litigation, legal fees, and diversion of management’s attention from the operation of our business, even if our defense of these claims is ultimately successful.

Furthermore, the automotive industry in general is subject to significant litigation claims due to the potentially severe consequences of traffic collisions or other accidents. As a provider of solutions related to, among other things, preventing traffic collisions and other accidents, we could be subject to litigation for traffic collisions or other accidents, even if our solutions or their features or the failure thereof did not cause any particular traffic collision or accident. We expect in the future that our technology may be involved in accidents resulting in death or personal injury, and such accidents where our solutions or their features are involved may be the subject of significant public attention. There also remains significant uncertainty in the legal implications to providers of emerging ADAS and AD technologies of traffic collisions or other accidents involving such technologies, particularly given variations in legal and regulatory regimes that are emerging in different jurisdictions, and we may become liable for losses that exceed the current industry norms as the regulatory and legal landscape develops.

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

OEM, Tier 1 and Tier 2 customers may be less likely to purchase our sensor fusion solutions if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term.

Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among OEM customers, Tier 1 customers, Tier 2 customers, suppliers, analysts, ratings agencies and other parties in our products, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as customer unfamiliarity with low-level sensor fusion solutions, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of ADAS and autonomous vehicles or our other services and our production and sales performance compared with market expectations.

We are highly dependent on the services of our senior executive officers and loss of key personnel could impair our success.

We are highly dependent on our senior executive officers, including Frantz Saintellemy, our President and Chief Executive Officer. Mr. Saintellemy and other members of our executive team are highly active in our management and allocate a significant amount of time to our company. The loss of Mr. Saintellemy or other members of our executive team would adversely affect our business because their loss could make it more difficult to, among other things, compete with other market participants, manage our research and development activities and retain existing customers or cultivate new ones, particularly if any such departure occurs while LeddarTech is operating under its cost management plan. Negative public perception of, or negative news related to, Mr. Saintellemy and other members of our executive team may adversely affect our brand, relationship with customers or standing in the industry.

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

Unplanned changes in our management team can also disrupt our business. Our management and senior leadership team has significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes may occur from time to time, and we cannot predict whether significant unplanned resignations will occur or whether we will be able to recruit qualified personnel. In addition, the relationships and reputation that members of our management and key leadership have established and maintain with our target Tier 1, Tier 2 and OEM customers contribute to our ability to maintain strong relationships with key partners and to identify new business opportunities.

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

It is not possible to predict the actual number of shares we will sell to Yorkville under the SEPA, or the actual gross proceeds resulting from those sales.

On April 8, 2024, the Company entered into the SEPA with Yorkville, effective April 15, 2024, pursuant to which the Company has the right from time to time to issue and sell to Yorkville up to US$50.0 million in Common Shares over the course of 36 months after the date of the SEPA. We generally have the right to control the timing and amount of any sales of our Common Shares to Yorkville under the SEPA and, through December 17, 2024, we had issued a total of 5,490,000 Common Shares under the SEPA for gross proceeds of approximately US$9.0 million. We expect to issue additional Common Shares under the SEPA. Sales of our Common Shares, if any, to Yorkville under the SEPA will depend upon, among other things, market conditions, the trading price of our Common Shares, determinations by us as to the appropriate sources of funding for our business and operations, and other factors to be determined by us. We may ultimately decide to sell to Yorkville all, some or very few of the remaining Common Shares that may be available for us to sell to Yorkville pursuant to the SEPA.

Because the per-share price of any Common Shares that we may elect to sell to Yorkville under the SEPA, if any, will fluctuate based on the market prices of our Common Shares at the time we elect to sell such Common Shares, if any, it is not possible for us to predict prior to any such sales the number of Common Shares that we will sell to Yorkville under the SEPA, the purchase price per share that Yorkville will pay for Common Shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by Yorkville under SEPA. However, the SEPA has been negotiated so that Yorkville would always purchase our Common Shares pursuant to its terms at a discount to market and, accordingly, our shareholders may not experience a similar rate of return on any Common Shares purchased by them on the open market, which would not have the benefit of any such discounts. Any such at-the-market purchases may make it harder for our shareholders to profit from their investments in our Company, when compared to Yorkville or otherwise.

Yorkville will not be required to purchase any SEPA Shares if such sale would result in Yorkville’s beneficial ownership exceeding 9.99% of the then issued and outstanding Common Shares. Our inability to access a part or all of the amount available under the SEPA, in the absence of any other financing sources, could have a material adverse effect on our business. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital management — Financing Transactions — Standby Equity Purchase Agreement.”

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

The success of our solutions and business depends in part on our ability to obtain patents and other intellectual property rights and to maintain adequate legal protection for our solutions in the United States, Canada and other international jurisdictions. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access, replicate or circumvent our proprietary technology and our business, results of operations, and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee invention assignment agreements, employee and third-party non-disclosure agreements and similar means, all of which provide only limited protection. We have filed for patent and trademark registration in the United States, Canada and in certain other international jurisdictions. However, effective intellectual property protection may be unavailable in some countries where we operate or seek to enforce our intellectual property rights or more limited in foreign jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

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

Despite our efforts, unauthorized parties may attempt to copy, reverse engineer, disassemble, disclose, obtain, or use our technologies or systems. Our competitors may also be able to independently develop similar products or services that are competitive to ours or design around our issued patents. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude or make costlier the use of our technology. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States or other countries. We may be a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit is likely to be time-consuming and expensive to resolve and may divert our management’s time and attention from our business, which could adversely affect our business, results of operations, and financial condition, and legal fees related to such litigation would increase our operating expenses and may reduce our net income. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Furthermore, any litigation initiated by us could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which could adversely affect our business, results of operations, and financial condition.

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

Our subsidiary, VayaVision, received a total of approximately $3.0 million from the Israel Innovation Authority (“IIA”), of which approximately $1.5 million is subject to royalties. We may in the future apply to receive additional grants from the IIA to support our research and development activities. With respect to such grants we are committed to pay royalties at a rate of 3% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at annual rates linked to a benchmark rate, with a cumulative maximum value of 50%. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, or the “R&D Law,” and related regulations, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and of the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA would impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel, including requiring retroactive redemption payments up to a maximum amount, or may not grant such approvals at all. While we have submitted a request to the IIA to permit the development work being done using aspects of technologies developed by VayaVision using IIA funding, there can be no assurance that such approvals will be granted on favorable terms, or at all. Failure to obtain such approvals could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of its operations, information security, technical failures and overload of system servers. Impairment of the stability of computer systems and inability on our part to return its systems to normal operation within a reasonable time frame, or the lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage our reputation and harm its business outcomes. Our low-level sensor fusion and perception solutions contain complex information technology. These solutions, as integrated in ADAS and AD technologies, may affect the control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking. Hackers may attempt in the future to gain unauthorized access to modify, alter, and use such systems to gain control of, or to change, the functionality, user interface and performance characteristics of vehicles incorporating our solutions, or to gain access to data stored in or generated by the vehicle. In addition, as we transition to offering solutions that involve cloud-based solutions, including over-the-air updates, our solutions may increasingly be subject to cyber threats. Hackers may attempt to infiltrate, steal, corrupt, or manipulate such data on the cloud, which could also result in our low-level fusion technology malfunctioning. Malicious cybersecurity attacks against our technology, utilized by in-vehicle systems that relate to automotive safety and related data, such as the data described in the preceding sentence, could potentially lead to bodily injury or death of end users, passengers, and others. Any unauthorized access to or control of vehicles incorporating our solutions or their systems could adversely impact the safety of those vehicles, or result in legal or regulatory claims or proceedings, liability, or regulatory penalties. Moreover, new laws, such as the new data law in Massachusetts that would permit third-party access to vehicle data and related systems, could expose our vehicles and vehicle systems to third-party access without appropriate security measures in place, leading to new safety and security risks, and reducing trust and confidence in our solutions. In addition, regardless of their accuracy, reports of unauthorized access to our solutions, their systems, or data, as well as other factors that may result in the perception that our solutions, their systems, or data are capable of being hacked, could harm our reputation, and adversely affect our business, results of operations, and financial condition.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. We are subject to a variety of local, state, national and international laws, directives, and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer, and other processing of personal data in the different jurisdictions in which we operate (“Data Protection Laws”). Any failure by us or our vendors or other business partners to comply with our public privacy notice or with U.S. federal, state, local, Canadian, Israeli, Chinese, or other foreign or international Data Protection Laws could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs. Global privacy legislation, enforcement, and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. Because many Data Protection Laws are new or subject to recent revisions or updates, there is often little clarity as to their interpretation or best practices for compliance, as well as a lack of precedent for the scope of enforcement. Costs to comply with Data Protection Laws and implement related privacy and data protection measures are significant, and may require us to change our business practices and compliance manners. Any non-compliance could adversely affect our ability to collect, analyze, and store data, expose us to significant monetary penalties, damage to our reputation, result in suspension of online services or sites in certain countries, and even result in criminal sanctions. Even our inadvertent failure to comply with Data Protection Laws could result in audits, regulatory inquiries, or proceedings against us by governmental entities or other third parties. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, to successfully negotiate privacy, data protection, or information security-related contractual terms with customers, or to comply with Data Protection Laws, could result in additional cost and liability to us, harm our reputation and brand, and could adversely affect our business, results of operations, and financial condition.

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

ADAS and AD systems rely on a complex set of technologies, which requires the coordinated development of sensing, mapping, object detection and classification as well as path planning and navigation. These functions and capabilities are in different stages of development, and their reliability must continue to improve in order to meet the higher standards required for AD. Sensing technology provides information to the car and includes the physical sensors, as well as object classification and perception software. In many cases, it will be sold as part of a system where it must work within the core AD platform of an OEM. If customer technology is not ready to be deployed in vehicle models when our sensing technology is ready for adoption, launch of production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.

There are a number of additional challenges to AD, all of which are outside of our control, including market acceptance of AD, particularly fully AD, national or state certification requirements and other regulatory measures, concerns regarding litigation, cyber security risks, as well as a general aversion by some consumers to the idea of self-driving vehicles. There can be no assurance that the market will accept any vehicle model, including a vehicle containing our technology, in which case our future business, results of operations and financial condition could be adversely affected.

We operate in an industry that is new and rapidly evolving. The market and industry projections included in this Annual Report are subject to significant uncertainty. If markets for sensor fusion products develop more slowly than we expect, or long-term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, ADAS and AD applications require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these automotive systems depend on technology from many companies in addition to ours, commercialization of some ADAS or AD solutions could be delayed or impaired on account of certain technological components of our or others not being ready to be deployed in vehicles. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth.

This Annual Report contains estimates and forecasts concerning our industry, including estimates of the growth of the market for higher levels of automation and for low-level fusion, that are based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. These estimates and forecasts involve a number of assumptions and limitations, and are subject to significant uncertainty, and you are cautioned not to give them undue weight. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, our internal estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of low-level sensor fusion and perception technology, AD and ADAS and the manner in which this new and rapidly evolving market will develop. While we believe our assumptions and the data underlying our estimates and forecasts are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates and forecasts may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, the market for our solutions may be smaller than we have estimated, our future growth opportunities and sales growth may be smaller than we estimate, and our future business, results of operations and financial condition may be adversely affected.

Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, then our solutions may not compete as effectively, if at all, and they may not be incorporated into commercialized end customer products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our solutions or the future growth of the markets in which we operate. Even if the market for low-level sensor fusion and perception technology, ADAS and AD solutions grows substantially, there is no guarantee that demand for our solutions will correlate with that growth if we fail to effectively pursue such opportunities. If demand does not develop or if we cannot accurately forecast customer demand, then the size of our prospective markets or our future business, results of operations, and financial condition would be adversely affected.

Risks Related to Regulations and Compliance

We are subject to a variety of laws and regulations that affect our operations and that could adversely affect our business, results of operations, and financial condition.

We are subject to laws and regulations worldwide that affect our operations and that differ among jurisdictions, including automotive safety regulations, regulations governing ADAS and AD technology, intellectual property ownership and infringement laws, tax laws, import and export regulations, anti-corruption laws, foreign exchange controls and cash repatriation restrictions, data privacy laws, competition laws, advertising regulations, employment laws, product regulations, environmental laws, health and safety requirements, consumer laws and national security laws. Compliance with such requirements can be onerous and expensive, and may otherwise adversely affect our business, results of operations, and financial condition.

Although we have policies, controls, and procedures designed to help ensure compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or our policies. There may also be laws and regulations that limit the functionality of our solutions or require us to adapt our solutions to retain functionality. For example, the regulatory environment in China creates challenges for the proliferation of our solutions in that market. Due to regulations there, we also depend on our partners in China in order to collect and analyze data, and such partners may choose to cease, or be unable to, continue cooperating with us. Other countries have, or may implement, similar restrictions. Violations of these laws and regulations can result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and damage to our reputation. The automotive and technology industries are subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.

Our business, results of operations and financial condition may be adversely affected by changes in automotive safety regulations regarding ADAS and AD, which may increase our costs or delay or halt adoption of our sensor fusion solutions.

There are a variety of international, foreign, federal, and state regulations that apply to vehicle safety that could affect the marketability of our sensor fusion solutions. Regulations relating to AD include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a human driver, and AD may never be globally approved. There has been relatively little mandatory government regulation of the self-driving industry to date. Currently, there are no Federal Motor Vehicle Safety Standards that relate to the performance of self-driving technology and no widely accepted uniform standards to certify self-driving technology and its commercial use on public roads. It is also possible that future self-driving regulations are not standardized, and our technology could become subject to differing regulations across jurisdictions. For example, in Europe, certain vehicle safety regulations apply to automated braking and steering systems, which may rely in part on sensor fusion technology, and certain treaties also restrict the legality of certain higher levels of automation, while certain U.S. states have legal restrictions on automation that many other states are also considering. Such regulations continue to rapidly change, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas.

Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding the industry, recalls, concerns regarding safety risks of AD and ADAS, accidents involving our sensor fusion solutions or those of our competitors, domestic and foreign political developments or considerations and litigation relating to our solutions and our competitors’ products. Changes in government regulations, especially those relating to ADAS and AD, could adversely affect our business, results of operations, and financial condition.

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

In particular, in response to Russia’s invasion of Ukraine, the United States, the European Union, and several other countries are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. See “— The current conflict between Ukraine and Russia has exacerbated market instability and disrupted the global economy.”

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

Risks Related to Ownership of Our Securities

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

The trading market for our Common Shares will depend in part on the research and reports that analysts publish about our business. The Company does not have any control over these analysts. If one or more of the analysts who cover the Company downgrade its Common Shares or publish inaccurate or unfavorable research about its business, the price of its Common Shares would likely decline. If few analysts cover the Company, demand for its Common Shares could decrease and its Common Share price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering the Company in the future or fail to publish reports on it regularly.

Our business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of Common Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our board of directors’ attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters.

Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

The Common Shares being offered for resale by Yorkville in the prospectus that is part of the SEPA Registration Statement and by the Selling Securityholders in the prospectus that is part of the First Registration Statement represent a substantial percentage of our outstanding Common Shares, and the sales of such shares, or the perception that these sales could occur, could cause the market price of our Common Shares to decline significantly.

We previously registered for the offer and sale from time to time by Yorkville of up to 20,000,000 Common Shares pursuant to the SEPA Registration Statement. Further, the prospectus that is part of the First Registration Statement relates to the offer and sale from time to time by the Selling Securityholders named in the First Registration Statement or their permitted transferees of up to 40,582,699 Common Shares, which includes (i) 22,663,638 outstanding Common Shares beneficially owned by such Selling Securityholders, (ii) up to 6,632,416 Common Shares issuable upon the exercise of Private Placement Warrants held by Sponsor; (iii) up to 2,031,250 Common Shares issuable upon conversion of Class A Non-Voting Special Shares held by Sponsor; (iv) up to 4,378,500 Common Shares issuable upon the conversion of our secured convertible notes held by the applicable Selling Securityholders; (v) up to 263,890 Common Shares issuable upon the exercise of the Lender Warrants; (vi) up to 449,013 Common Shares issuable upon the exercise of the Legacy Director Warrants; (vii) up to 71,267 Common Shares issued or that remain issuable upon vesting or vesting and exercise, as applicable, of Director Awards; and (viii) up to 4,092,725 Common Shares issuable upon the conversion of Company Earnout Non-Voting Special Shares.

The number of Common Shares offered for resale under the prospectus that is part of the First Registration Statement and the SEPA Registration Statement significantly exceeds the number of Common Shares constituting our public float, and the sale of all Common Shares offered for resale by the Selling Securityholders under the First Registration Statement, the sale by Yorkville of all Common Shares offered for resale under the SEPA Registration Statement, or the perception that these sales could occur, could depress the market price of our Common Shares.

Even if the trading price of our Common Shares were to continue to trade significantly below US$10.00 per share, the offering price for the units sold in the Prospector IPO, certain of the Selling Securityholders under the First Registration Statement may still have an incentive to sell our Common Shares because they may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices paid by such Selling Securityholders and the public trading price of our Common Shares. Additionally, the SEPA has been negotiated so that Yorkville would always purchase our Common Shares pursuant to its terms at a discount to market. Accordingly, our shareholders may not experience a similar rate of return on any Common Shares purchased by them on the open market, which would not have the benefit of any such discounts and due to differences in the purchase prices. Any such at-the-market purchases may make it harder for our shareholders to profit from their investments in our Company, when compared to those certain Selling Securityholders under the First Registration Statement, Yorkville under the SEPA Registration Statement or otherwise.

Future resales of Common Shares may cause the market price of the Company’s securities to drop significantly, even if the Company’s business is doing well.

Subject to certain exceptions, the PIPE Investors and LeddarTech shareholders prior to the Business Combination other than the PIPE Investors agreed not to transfer or sell their Common Shares for six months and four years, respectively, following the Closing. However, following the expiration of such lockup, the Sponsor, PIPE Investors and certain shareholders of the Company will not be restricted from selling Common Shares held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of Common Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Shares. The Sponsor and the shareholders of LeddarTech Inc. immediately prior to completion of the Business Combination (including Common Shares issued in the PIPE Financing pursuant to the terms of the Subscription Agreement, but not including Common Shares reserved in respect of the LeddarTech equity awards outstanding as of immediately prior to the Closing that were converted into awards based on Common Shares) collectively owned approximately 69.5% of the outstanding Common Shares immediately following completion of the Business Combination.

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Company’s share price or the market price of Common Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We need to raise substantial amounts of additional capital to address our liquidity needs and to realize our operational goals. The issuance of additional shares of the Common Shares would result in dilution of our shareholders and could have a negative impact on the market price of Common Shares.

In order to address our liquidity needs and to realize our operational goals without materially reducing our operational costs, the Company needs to raise substantial amounts of additional capital, which may include the issuance of additional equity securities. To the extent this occurs, it could impose significant dilution on our shareholders.

Any issuances of additional Common Shares would result in dilution of our shareholders and could have a negative impact on the market price of Common Shares and our ability to obtain additional financing.

For example, on April 8, 2024, in furtherance of addressing our liquidity needs, the Company entered into the SEPA with Yorkville, pursuant to which the Company has the right from time to time to issue and sell to Yorkville, up to US$50.0 million in Common Shares over the course of 36 months after the date of the SEPA. The SEPA Registration Statement covers the (i) up to 19,836,637 SEPA Advance Shares that we may, in our discretion, elect to issue and sell to Yorkville from time to time and (ii) 163,363 SEPA Commitment Shares that we issued to Yorkville in satisfaction of an upfront commitment fee under the SEPA. Through December 17, 2024, we issued a total of 5,490,000 Common Shares under the SEPA for gross proceeds of approximately US$9.0 million, leaving available 14,346,637 Common Shares available for sale under the SEPA Registration Statement. Without giving effect to any other potential future issuance other than pursuant to the SEPA, and assuming that the issue price for such sales is US$1.41 per share (the closing price on December 17, 2024), additional issuances up to the remaining US$41.0 million under the SEPA would represent in the aggregate approximately 29,078,014 million additional Common Shares or approximately 82% of the total number of Common Shares outstanding as of December 17, 2024, after giving effect to only such issuance. The timing, frequency, and the price at which we issue Common Shares are subject to market prices and management’s decision to sell Common Shares, if at all. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital management — Financing Transactions — Standby Equity Purchase Agreement.”

Our Common Shares have a short trading history on Nasdaq. An active trading market for our Common Shares may not be sustained and the market price of our Common Shares may be volatile.

Although our securities are listed on Nasdaq, the market for our Common Shares has demonstrated varying levels of trading activity. Prior to the listing, there was not a public market for any of our securities and the current level of trading may not be sustained in the future. The lack of an active market for our Common Shares may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire additional intellectual property assets by using our shares as consideration.

In addition, we cannot predict the price at which our Common Shares may trade on Nasdaq, and the market price of our Common Shares may fluctuate significantly in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on our Common Shares and our Common Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

●	actual or anticipated fluctuations in the Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Company;

●	changes in the market’s expectations about the Company’s operating results;

●	the public’s reaction to the Company’s press releases, the Company’s other public announcements and our filings with the SEC;

●	speculation in the press or investment community;

●	success of competitors;

●	the Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to the Company;

●	the Company’s ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting the Company’s business;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of the Common Shares available for public sale;

●	any major change in the Company’s board or management;

●	sales of substantial amounts of Common Shares by the Company’s directors, officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, breakouts of pandemics and epidemics and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our Common Shares irrespective of the Company’s operating performance. The stock market in general and Nasdaq specifically have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Common Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the Company could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of our Common Shares also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the Company’s management’s attention and resources, and could also require the Company to make substantial payments to satisfy judgments or to settle litigation.

Nasdaq has notified the Company that the Company is not in compliance with certain continued listing requirements, and if we are unable to regain compliance with the listing requirements of the Nasdaq Global Market, our Common Shares may be delisted from the Nasdaq Global Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.

Our Common Shares are listed on the Nasdaq Global Market, and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly-held shares, market value of listed shares, and minimum bid price per share, among others, and requirements relating to board and committee independence. If we fail to satisfy one or more of the requirements, we may be delisted from the Nasdaq Global Market.

On July 31, 2024, we received notice (the “Minimum Bid Price Notice”), from Nasdaq that we are not currently in compliance with the US$1.00 minimum closing bid price requirement of Nasdaq Listing Rule 5450(a)(1). The Minimum Bid Price Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(i), we have until January 25, 2025 to regain compliance with the minimum bid price requirement by having the closing bid price of our Common Shares meet or exceed US$1.00 per share for at least ten consecutive business days. If we do not regain compliance with the minimum bid price requirement by January 25, 2025, we may be eligible to transfer the listing of our Common Shares from the Nasdaq Global Market to the Nasdaq Capital Market if, at the time of such transfer, we meet the initial listing requirement for market value of publicly held shares (US$1.0 million) and all other initial listing standards for the Nasdaq Capital Market (except for the minimum bid price requirement) and provide Nasdaq with written notice of our intention to cure the minimum bid price requirement deficiency. In response, Nasdaq may provide us an additional 180 day period to satisfy the minimum bid price requirement. However, if it appears to the Nasdaq staff that we will not be able to cure the deficiency, or if we are not eligible, Nasdaq will provide notice to us that our Common Shares will be subject to delisting as described below.

On August 5, 2024 we received notice (the “Minimum Market Value of Publicly Held Shares Notice”), from Nasdaq that we are not currently in compliance with the US$15.0 million minimum market value of publicly held shares requirement of Nasdaq Listing Rule 5450(b)(2)(C). The Minimum Market Value of Publicly Held Shares Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(D), we have until February 3, 2025 to regain compliance with the minimum market value of publicly held shares requirement by having the closing market value of publicly held shares meet or exceed US$15.0 million for at least ten consecutive business days.

On August 5, 2024 we received notice (the “Minimum Market Value of Listed Securities Notice”), from Nasdaq that we are not currently in compliance with the US$50.0 million minimum market value of listed securities requirement of Nasdaq Listing Rule 5450(b)(2)(A). The Minimum Market Value of Listed Securities Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(C), we have until February 3, 2025 to regain compliance with the minimum market value of listed securities requirement by having the closing market value of listed securities meet or exceed US$50.0 million for at least ten consecutive business days.

The foregoing notices had no immediate effect on the listing of our Common Shares and our Common Shares will continue to trade on the Nasdaq Global Market under the symbol “LDTC” at this time.

If we fail to regain compliance with any such requirements during the applicable compliance periods, we will receive notification from Nasdaq that our Common Shares are subject to delisting. At that time we may then appeal the delisting determination to a hearings panel. Such notification will have no immediate effect on our listing on the Nasdaq Global Market, nor will it have an immediate effect on the trading of our Common Shares pending such hearing. There can be no assurance, however, that we will be able to regain compliance with each of Nasdaq’s minimum market value of publicly held shares requirement, Nasdaq’s minimum market value of listed securities requirement, and Nasdaq’s minimum bid price requirement. If we regain compliance with each requirement, there can be no assurance that we will be able to maintain compliance with the continued listing requirements for the Nasdaq Global Market, or that our Common Shares will not be delisted from the Nasdaq Global Market in the future. In addition, we may be unable to meet other applicable listing requirements of the Nasdaq Global Market, in which case our Common Shares could be delisted notwithstanding our ability to demonstrate compliance with the minimum market value of publicly held shares, minimum market value of listed securities and the minimum bid price requirements.

Delisting from the Nasdaq Global Market may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our Common Shares. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities. Moreover, a delisting of our Common Shares could result in an event of default under our outstanding debt.

If we are delisted from the Nasdaq Global Market and we are not able to list our Common Shares on another exchange, our Common Shares could be quoted on the OTC Bulletin Board or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

●	a limited availability of market quotations for our securities;

●	a determination that our Common Shares are a “penny stock” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and little or no analyst coverage for us;

●	we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and

●	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form F-3) or obtain additional financing in the future.

Recent market volatility could impact the stock price and trading volume of the Company’s securities.

The trading market for Common Shares could be impacted by recent market volatility, which volatility was greater in the technology industry. While the Company does not believe that it is more likely to be affected by market volatility than other public companies, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Common Shares.

A possible “short squeeze” due to a sudden increase in demand of Common Shares that largely exceeds supply may lead to price volatility in Common Shares. Investors may purchase Common Shares to hedge existing exposure or to speculate on the price of Common Shares. Speculation on the price of Common Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Common Shares available for purchase, investors with short exposure may have to pay a premium to repurchase Common Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of Common Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in Common Shares that are not directly correlated to the operating performance of the Company.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Province of Québec’s securities legislation. The Exchange Act and securities laws applicable in the Province of Québec require the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that the Company did not previously incur. Our entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

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

We have previously identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, we may identify additional material weaknesses in the future.

A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis. Prior to the completion of the Business Combination, the Company was a private company, and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination in fiscal year 2022, we identified material weaknesses in our internal control over financial reporting. As of September 30, 2024, we have remediated our material weaknesses previously identified in the fiscal years ended 2023 and 2022. See “— Item 15 “Controls and Procedures” for additional information about these material weaknesses and our remediation efforts.

These remediation measures may be time-consuming, costly, and might place significant demands on our financial and operational resources. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to maintain our remediated internal controls over financial reporting and disclosure controls.

If we are unable to further maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within the required time periods could be adversely affected. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

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

Because the Company is a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling Common Shares, and, accordingly, the Company’s shareholders do not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. In an underwritten initial public offering, a due diligence investigation would be conducted by an underwriter that would be subject to strict liability for any material misstatements or omissions in a registration statement.

In addition, because the Company did not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Company. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of the Company than they might if the Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Company as a result of not having performed similar work during the initial public offering process or because of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for Common Shares could have an adverse effect on the Company’s ability to develop a liquid market for Common Shares.

The Company is an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing itself of such reduced disclosure requirements will make its Common Shares less attractive to investors and may make it more difficult to compare our performance with other public companies.

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

The Company may be or may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If the Company is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences in connection with the ownership and disposition of Common Shares and Warrants. No assurance can be given as to whether or not the Company will be treated as a PFIC for its current taxable year. In addition, no assurance can be given as to whether or not the Company will be a PFIC in future taxable years. The Company has not determined whether it will provide U.S. Holders with this information to make or maintain a QEF election if it determines it is a PFIC and has not committed to make a determination as to whether it is a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to the Common Shares and Warrants. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Item 10.E. — Taxation — Material U.S. Federal Income Tax Considerations to U.S. Holders.”

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

Development of the Company

Founded in 2007 as LeddarTech Inc., the Company is an automotive software company headquartered in Quebec City Canada, with other main development centers in Montreal and Tel Aviv and business development offices in various locations around the world.

Prior to 2020, we focused our business on software and signal processing for smart sensing solutions, and revenue came primarily from the sale of hardware modules and components for the ADAS market, which generally relied on object-level fusion. Recognizing the limitations of current object-level sensor fusion technology and the potential of artificial intelligence (“AI”)-based low-level fusion (“LLF”) software, in 2020 we identified and acquired a 60% controlling interest in VayaVision, an Israeli company that had developed a low-level sensor fusion and perception software stack that was very complementary to our developed software. As more fully described below, LeddarTech acquired the remaining 40% of VayaVision in November 2023, following which VayaVision became a wholly-owned subsidiary of LeddarTech.

In 2022, we made the strategic decision to divest our hardware business of modules and components to focus solely on fusion and perception software centered on AI-based LLF for ADAS and AD. Our advanced detection and ranging systems and solutions based on light (“LiDAR”) components business was discontinued in late 2022, and the winding down of our hardware modules business through a last-time buy process was completed in September 2024. We are retaining the IP related to these businesses and have established three intellectual property (“IP”) licensing agreements to date, monetizing these assets through one-time licensing fees and royalty fees on production of sensing products integrating our IP. In connection with this transition to an exclusive focus on fusion and perception software, we have reduced headcount by approximately 70 employees who were engaged primarily in engineering, system architecture, applications and product management functions related to our modules and components businesses, and we are selling remaining inventory and have recognized restructuring and other charges. See “Item 5. Operating and Financial Review and Prospects —Discontinued activities.” To date, we have not generated any material revenue under our new business model.

Business Combination

See “Explanatory Note” and “Item 5. Operating and Financial Review and Prospects – Business Combination and Public Company Costs” in this Annual Report for additional information regarding the Business Combination.

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

We are at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to deliver high-performance AI automotive software that enables the market to deploy ADAS features reducing the number of road accidents and making transportation more enjoyable and efficient. We pursue our mission by developing innovative AI-based LLF and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of next generation ADAS and AD systems.

We offer a crucial piece of the software stack for ADAS and AD applications, which provides critical information about the surroundings of the vehicle, enabling the implementation of safety features such as collision avoidance, emergency breaking or steering and driver assistance for tasks such as parking or driving in traffic jams. This software-only solution seeks to solve the limitations in currently used systems, such as their inability to scale up efficiently and cost-effectively to the level of safety required to adhere to new regulations and to meet consumers’ expectations. Our software achieves this by providing an innovative environmental sensing software solution based on what is called “AI-based low-level” sensor fusion and perception, which is sensor and processor-agnostic. We have been developing and refining this innovative software solution for more than seven years and, as a result, have built a strong and defendable IP and technology moat that is recognized by industry leaders and that we believe has given us a first-mover market advantage. Our main target markets are automotive ADAS and AD applications for OEMs, automotive system integrators that are direct suppliers to OEMs, Tier 1 suppliers and Tier 2 suppliers.

We also collaborate closely with leading computing companies such as Arm Holdings plc (“Arm”) and Texas Instruments Incorporated (“Texas Instruments”) to deliver greater value through optimization of software and computing solutions, leveraging their customer base, market influence, and extensive sales organizations to enhance our ability to win business with our target customers. On December 6, 2024, we entered into a collaboration agreement (the “Collaboration Agreement”) and a software license agreement (the “License Agreement”) with Texas Instruments to deliver a comprehensive, integrated platform solution for ADAS and AD markets through a combined offering featuring our LeddarVision™ AI-based low-level sensor fusion and perception stack pre-integrated and validated on Texas Instruments’ TDA4 and TDA5 scalable portfolio of System-on-Chip (“SoC”) and Accelerators (the “Combined Offering”). The Combined Offering is expected to provide to OEM and Tier 1 customers a comprehensive solution of advanced tools, simulation capabilities, data sets, and cloud services support, as well as full lifecycle support from innovation to deployment. The Collaboration Agreement and the License Agreement arose out of the Company and Texas Instruments having worked closely together for nearly two years on technology integration and optimization to create an open, comprehensive, high performance and cost-efficient solution for ADAS and AD systems that can serve the entire automotive OEM landscape and their Tier 1 suppliers and meet customer and regulatory demands. We expect the pre-integration of LeddarVision™ on the TDA4 SoC to facilitate accelerated time to market. The Combined Offering is planned to be demonstrated at the CES 2025 conference in January 2025.

We believe that we are the first company to demonstrate an automotive-embedded, AI-based low-level sensor fusion and perception product. Our leadership is reflected in industry awards from CES Innovation Awards, TECH.AD Detroit, and Konnect Cariad, and our first-mover position is evidenced by substantial foundational intellectual property.

Led by a team with deep experience and expertise in AI, machine learning and automotive software development, we developed the LeddarVision™ LLF and perception software stack, which we believe enables higher performance and lower-cost ADAS for the automotive industry and automated operations for off-road vehicles. We are in various stages of discussion with OEMs and ADAS/AD system and component suppliers and system integrators, covering more than 30 design win opportunities in automotive and truck markets, some of whom are actively evaluating LeddarVision™ towards making a formal selection for their programs or end customer programs. We have previously publicly announced strategic collaborations with Tier 1 and Tier 2 suppliers in the automotive industry, covering intended deployment of LeddarVision™ in production vehicles for ADAS applications. See “— Customers” below and “Item 3.D. Risk Factors — Risks Related to Our Business — We have entered into strategic collaborations, but not yet signed commercial agreements, with Tier 1 and Tier 2 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.”

Leveraging the advantages of LLF, we believe LeddarTech delivers high perception performance with nearly 2x range and greater reliability, at a nearly 30-40% lower sensor cost, than current object-level fusion alternatives adopted today. Because LeddarTech’s LLF and perception software stack is centralized, sensor agnostic and scalable, it provides OEMs and Tier 1 suppliers a range of cost saving and design-flexibility benefits, including, but not limited to, the following:

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

Industry Overview

Approximately 95 percent of automobile accidents are caused by human failure. Regulators have begun to mandate that vehicle manufacturers overcome human shortcomings with automated driver assistance. Additionally, the automotive industry is shifting both from warning systems to active safety systems, and from a hardware-defined to a software-defined vehicle approach, reducing development and maintenance costs, accelerating development cycles and improving ability to update vehicles sold via field updates (e.g., servicing at dealerships or wirelessly with over-the-air updates). High independence and adaptability to hardware is becoming required for greater software reuse and the ability to support a broad range of past, current and future vehicles with common software components. This approach reduces development time and related testing costs.

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

Research from the American Automobile Association (“AAA”) published in 2020 demonstrated the limitations of vision-based and object-level fusion technology. Researchers in the study examined the frequency of glitches in ADAS utilizing a course of 4,000 miles of common driving scenarios. They found that, on average, there was a malfunction in these systems every 8 miles and they often failed to meet basic requirements, such as pedestrian identification. For example, these systems failed during lane departures and impending forward collisions. In fact, 73 percent of errors that occurred on public roads were linked to lane departure or driving too close to a guardrail or the center line. We believe that vision-only and object fusion-based architectures will struggle to meet increasing automotive regulations and consumer demands at reasonable costs.

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

This anticipated growth directly translates to the ADAS software market, which was estimated at US$15.0 billion in 2020 according to a McKinsey report and is projected to reach US$42.0 billion by 2030, representing a compound annual growth rate (CAGR) of 11%. The ADAS software market can be further broken down into sub-categories, and the following table presents the areas we are currently targeting, representing approximately US$8.9 billion of the projected US$42.0 billion total in 2030. The remaining US$33.0 billion largely represents integration, testing, and validation efforts performed by customers.

	Market Size, US$ million
Category	2020	2025	2030	2035
Sensor Fusion	292	970	1,149	2,140
Mapping & Localisation, SLAM	272	1,019	1,574	3,582
Object Detection and Classification	1,370	3,888	4,548	7,896
Path Planning	380	1,280	1,586	3,051
Total	2,314	7,157	8,857	15,240

ADAS systems have been deployed for several years already. Most car owners are already familiar with simple features like blind spot warning, front collision warning, and emergency braking, while advanced systems like Tesla’s Autopilot and GM’s Super Cruise are providing more advanced assistance features such as automated lane change, which control steering, acceleration, and braking functions of the vehicle. As highlighted by the tests performed by the AAA, however, these current systems still fail in relatively common and simple conditions. Moreover, the most advanced systems today are limited in their operating domains. For example, certain OEMs recommend car owners not to use such systems during difficult or uncertain driving conditions, such as in slippery or adverse weather conditions or when lane markings visibility is poor, among others.

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

A secondary market that we address is off-road vehicles in industries such as agriculture, construction and mining. We estimate our addressable market to be approximately US$466.0 million by 2025 and approximately US$720.0 million by 2030 (approximately 9.1% CAGR). These markets have applications with shorter term needs for higher levels of automated driving with business cases with lower cost sensitivity to the ADAS market but which have high requirements on performance. Low-level sensor fusion similarly provides increased accuracy in understanding the environment around the vehicle and higher adaptability and flexibility. Given the good product/market fit and that we can address this market with the same base platform we are developing for the ADAS market, our strategy to allow our resources to reach this market is to work with system integrators acting as our channel thereto.

Our Products and Technology; the LeddarTech Solution

With ADAS and AD functions, reliable and accurate perception of the environment is critical to enable safe driving decisions. The information output from each sensor must be fused without filtering at the sensor level to more efficiently recreate the perceived environment and provide better and more reliable operation. The LeddarVision™ AI-based sensor fusion and perception solution provides an innovative approach to understanding the vehicle’s changing environment with LLF. The LeddarTech software solution encompasses 3D reconstruction, AI and computer vision to convert sparse data into a more precise 3D environmental model, contributing to improving the perception system’s performance.

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

LeddarVision™ Front — Entry-Level (LVF-E)

The LVF-E is part of the LeddarVision™ Front-view (LVF) base family of LLF and perception software solutions covering 1V2R (one camera + two radars, noted as LVF-E) to 1V5R (one camera + five radars) sensor configurations. LVF-E targets L2/L2+ ADAS supporting EURO NCAP and GSR 2022 safety and in-lane highway assist applications.

Relative to object level fusion, LeddarTech’s LLF technology doubles the effective range of sensors, providing 150 meters of object detection coverage with 1V2R configuration built on low-cost sensors, consisting of a single wide field-of-view (“FoV”) (120°) front camera and two short-range front corner radars. The LVF-E software stack targets low-cost Electronic Control Units with deep-learning acceleration engines. LVF-E is the first to market LLF and perception implemented on TI’s TDA4-VE (8TOPs) low-cost SoC.

LVF-E implements a complete AI-based fusion and perception software stack handling sensors’ interface, calibration and synchronization, sensor fusion, object detection and classification, continuous tracking and stabilization, road model, speed traffic signs detection, vehicle odometry interface and ego-motion localization, providing a rich, real-time 3D comprehensive environmental model of the vehicle’s surroundings and application programming interface to L2/L2+ ADAS applications.

LeddarVision™ Surround View Solution (LVS-2+)

The LVS-2+ is part of the LeddarVision™ Full Surround-view (LVS) family of LLF and perception software solutions covering 5V5R (five camera + five radars) and above sensor configurations. LVS-2+ integrated with LeddarTech’s LeddarVision™ Parking (LVP) technology into LeddarVision™ Unified (LVU) provides a single and unified software architectural approach, targeting L2/L2+ ADAS, supporting EURO NCAP and GSR 2022 safety and highway/urban assist and parking assist/automated parking applications. The Full Surround-view enhances support to traffic jam assist and highway assist ADAS applications, enabling automated lane changes, overtaking and extended speed range and ACC (typ 160kph and above). The LVS family can efficiently scale down to support Extended Front-view slim and lower cost 2V4R and 2V5R sensor configurations in the market.

LeddarTech’s LLF technology extends the effective range of sensing, providing 200 meters of object detection coverage with a single wide FoV (120°) 3 Mpx resolution (or better) front camera, single medium range radar (MRR) and two short-range front corner radars (SRRs). Adding four surround view cameras with wide FoV (195°) 2-3Mpx resolution and 2 back SRRs extends the back coverage to 100 meters and side front/back view coverage to 100 meters, providing enhanced Lane Change Assist support to the slim sensor configuration, typically provided by legacy premium solutions with more inflated sensor count (11V5R). The four additional Surround-view cameras also provide extended support to parking assist in the LVU unified configuration. The LVS-2+ software stack targets Electronic Control Units with 32 trillion operations per seconds and above deep-learning acceleration engines such as TI’s TDA4-High SoC.

LVS-2+ implements a very high-performance premium fusion and perception stack handling sensors’ interface, calibration and diagnostics, sensor synchronization, sensor fusion, object detection and classification continuous tracking and stabilization, trajectory prediction, road model, comprehensive traffic signs detection and traffic light detection, vehicle odometry interface, and ego-motion localization. Perception is extendable to include advanced unclassified objects and events (e.g., drivers cutting into traffic) free space detection, perception decomposition, ODD analysis, sensor coverage, and health monitoring.

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

With its novel approach based on AI and proprietary IP, LeddarVision™ improves all aspects of the perception outcomes.

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

Our Competitive Strengths

We believe the following strengths position the Company for continued leadership in, and to capitalize on the opportunities for, providing sensor fusion and perception software solutions to the automotive ADAS and AD market:

●	Higher performance than competing solutions. As the market demand grows for safer and more efficient ADAS and AD solutions, LeddarTech’s disruptive AI-based LLF and perception software solution differentiates itself in the market through several years of investments in a low-level fusion solution, rather than legacy object-level fusion. LeddarTech’s solution is hardware independent and software-only. OEMs and Tier 1 and Tier 2 suppliers are increasingly requiring LLF, which favorably positions the Company. LeddarVision™ software processes sensor data at a low-level, before filtering, to efficiently achieve a more reliable understanding of the vehicle’s environment required for navigation decision making and safer driving. Low-level sensor fusion utilizes all the raw information output from each sensor without filtering at the sensor level for better and more reliable operation. As a result, this low-level sensor data fusion and perception solution provides superior performance, surpassing object-level fusion limitations in adverse scenarios like occluded objects, objects separation, camera/radar false alarms, blinding light (e.g., sun, tunnel) or distance/heading estimation.

●	Lower costs than object-level fusion alternatives. LeddarTech’s LLF and perception software stack requires fewer sensors and lower computing requirements, and provides sensor cost savings of up to 30-40% in comparison to object-level fusion. In contrast to object-level fusion’s reliance on a high number of sensors, which number is expected to increase with the complexity of the driving automation level, by combining the raw data from all sensors through a unified software platform that reuses trained algorithms, LLF delivers higher performance, such as nearly doubling the effective range, with fewer and less expensive sensors.

●	Collaborations with leading computing core and SoC suppliers to demonstrate and deliver cost-effective software and computing solutions and accelerated ADAS system development. LeddarTech’s LLF and perception software stack has been implemented and demonstrated on SoCs that deliver a cost-competitive solution for ADAS systems, such as the Texas Instruments TDA4 family of SoCs. LeddarTech is also closely collaborating with Arm, leveraging their advanced CPU and accelerator technologies to provide a standardized ADAS software architecture, which can be easily adapted across various Arm-based automotive platforms, reducing the need for extensive customization. LeddarTech and Arm have optimized critical performance-defining algorithms for upcoming Arm CPUs and accelerator technologies which helps minimize computational bottlenecks and enhances overall system efficiency. By delivering a pre-optimized and pre-ported LeddarVision™, the software is ready for integration and offers OEMs a head start on development efforts, speeding up automotive development cycles, allowing vehicle manufacturers to bring new features to market faster.

●	Decoupling of perception software from sensors hardware. Hardware dependence of current perception software means that any change in sensor position or characteristics requires significant perception software re-coding, training and testing to achieve required performance and safety. By decoupling its AI-based LLF and perception software from hardware vendors (sensors and computing), LeddarTech provides an architecturally light solution, with shorter development cycles, less data collection and AI retraining for OEM’s and lower costs than heavier architectures (e.g., multiple software stacks to maintain, train, verify, validate and certify).

●	Standard, scalable solutions. LeddarTech’s AI-based and software-only solution seeks to solve the limitation in currently used systems that are unable to scale efficiently either across features, sensors and sensor positions that vary across brands and models, or up to the level of sensory awareness required to adhere to new regulations and meet consumers’ expectations. LeddarTech’s standard, hardware-independent solutions integrate well with different models and numbers of sensors. This results in a single software platform capable of serving multiple brands and models, minimizing customization efforts. Thus, LeddarTech offers flexibility to work with the sensor and computing platforms that best meet the needs and interests of customers, with computing, maintenance, sensor and processor costs expected to be nearly 50% lower than those of current entry-level systems.

●	Strong and defendable IP moat and recognized global leadership. LeddarTech has invested extensively in automotive software for over a decade and has developed significant IP and expertise, including over 170 patent applications (87 granted) that cover the spectrum from localization and tracking to signal acquisition, and from fusion and perception to upsampling algorithms that leverage the most advanced automotive AI software to efficiently reconstruct a high-definition, unified 3D model with context-aware algorithms. Significant investments have been made in data collection, annotation and associated tools, including dedicated test and data collection vehicles to support the training of deep neural nets for object classification. Our extensive IP portfolio and long-term research and investment contributes to limit development costs and accelerate time-to-market. LeddarTech also developed the models to calibrate, unfold and match the data from multiple sensors. Our first-mover position is reinforced by substantial foundational intellectual property. Leading companies in the ADAS and AD industry, including BMW, GM, Toyota, Cruise (GM), Baidu, Waymo, Motional, Huawei, Aptiv, Mobileye, Bosch, ZOOX (Amazon) and Luminar, have recognized the existence of our patents as prior art and we believe our portfolio to be fundamental to the field of ADAS and AD. We believe LeddarTech is the first to demonstrate an automotive-embedded, low-level sensor fusion product. Additionally, the automotive industry has affirmed our technical innovation and leadership with multiple industry awards, including, but not limited to, the following:

●	CES Innovation Award, 2023 Consumer Technology Association, in recognition of LeddarTech’s innovative contributions to automotive sensing and perception technologies;

●	First Prize, Sensor Fusion and Perception Category, 2022 Tech.AD Detroit, in recognition of LeddarVision™’s 3D Environment Simulation Dashboard that enables customers to experience the Company’s LeddarVision™ technology demonstrated in real-world scenarios; and

●	Winner, Volkswagen Group Innovation Tel Aviv 2022 Konnect and CARIAD Startup Challenge, in recognition of its sensor fusion and perception technology, with CARIAD expressing enthusiasm for working with LeddarTech to create an AI safety-related proof of concept.

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

We expect our close collaborations with leading computing core and SoC vendors such as Arm and Texas Instruments to provide tangible benefits to our customers, with pre-optimized and pre-ported hardware and software solutions which provide higher performance, lower system cost, reduce the need for extensive customization, and accelerating development cycles. We believe these collaborations further improve and demonstrate our competitive positioning versus both types of competing solutions mentioned above, both from the perspective of the benefits the solutions deliver and from the perspective of market validation and support of well-established and recognized suppliers.

Growth Strategies

In order to accomplish our business objective of solidifying our leading position in AI-based sensor fusion and perception solutions for the passenger and off-road vehicle markets, we pursue the following strategies:

●	Leverage competitive strengths, market growth and demand for higher performance and economical ADAS to acquire and increase partnerships with OEMs and Tier-1 suppliers, displacing vision-only and object fusion based solutions. In serving OEMs and Tier-1 suppliers with the development of ADAS, our main contribution is unique and proprietary AI-based low-level fusion and perception software stack and integration support. We believe we have significant market momentum with various OEMs and Tier-1 and Tier 2 customers across the globe thanks to our great technology-product-market-fit. The automotive ADAS market is already thriving and growing quickly and the market pull and regulations are driving OEMs and Tier 1s to deliver improved ADAS solutions. Regulators have begun to mandate that car manufacturers overcome human shortcomings with automated driver assistance. As OEMs continue to adopt and evolve (or to “standardize”) ADAS technology for new model launches, we expect to achieve additional customers wins with our innovative LeddarVision™ AI-based fusion and perception software stack, which is well-positioned to economically address regulatory requirements and improve road safety. Once a program is awarded, the supply is guaranteed for many years as long as the corresponding vehicle models are in production. It is also common for vehicle manufacturers to reuse solutions across new vehicle models once a solution is well-proven. These factors create an attractive long-term business case for the Company while creating a compelling investment opportunity.

●	Leverage collaborations with computing core and SoC suppliers such as Arm and Texas Instruments to increase our customer value proposition and to accelerate customer acquisition through their extensive customer base, market reach, global organization and industry recognition. By delivering a pre-optimized and pre-ported LeddarVision™ on Arm cores and Texas Instruments’ SoCs, the software is ready for integration and offers OEMs a head start on development efforts, speeding up automotive development cycles, allowing vehicle manufacturers to bring new features to market faster. Combined with the market validation and support from these companies to promote the joint solutions to customers, this can accelerate adoption, integration and deployment of our software and accelerate our organic growth. In particular, Texas Instruments and LeddarTech are working together to pursue multiple design win opportunities through joint marketing and business development.

●	Monetize potential for significant value in data collection. Currently, OEMs are seeking to capture enough data to shift from physical testing to a virtual testing environment (expediting development and reducing costs), and regulators have considered building safety standards emulating the aviation industry to address simulated data. AI-based LLF and perception software requires and collects more data in the validation process due to the statistical interdependency among sensors. As a market leader in AI-based LLF and perception with embedded software product available for customer integration, the Company has accumulated, and continues to accumulate, a substantial time-to-market moat. We expect this data and resulting insights to be highly valuable to OEMs, Tier 1 and Tier 2 suppliers and many other key stakeholders in the automotive industry.

●	Leverage offroad vehicles or industrial markets. Although the automotive ADAS market is attractive, one downside is that development cycles are longer than other markets like offroad vehicles or industrial markets. These markets are more fragmented in terms of vehicle types and tasks to be automated. However, the development cycles and time to revenue may be shorter as many applications consist of retrofitting vehicles already in operation. Additionally, many applications have less stringent regulatory environments, which allows for shorter development time. For these reasons, we are addressing offroad vehicles as a secondary market segment by servicing system integrators who can integrate our software to quickly develop tailored solutions for automating vehicles for their end customers. We have found that the core platform can be leveraged for these applications and requires limited effort to tap into this market in parallel with the automotive ADAS market.

Our ability to execute on our strategy will be adversely affected if we have to implement our cost management plan. See “Item 3.D. Risk Factors — Risks Related to Our Business — Any significant reduction in headcount as part of the implementation of the Company’s cost management plan may have a material adverse effect on the Company’s operations and future prospects.”

Customers

As of December 17, 2024, we are engaged with over a dozen passenger car and truck OEMs representing total lifetime volume opportunity of over 30 million vehicles. Several of these engagements have either achieved or are nearing the stage of formal quotation towards achieving an OEM design win or award of a substantial proof of concept project.

We are also engaged with several leading Tier 1 suppliers (which include engineering service firms that offer ADAS system integration) with the aim to have strategic collaboration for participation in OEM requests for quotes, acting as system integrators, which is an important role to fulfill OEM needs toward the adoption of ADAS solutions based on our software. Two of these Tier 1s / engineering service firms are actively supporting LeddarTech bidding on OEM RFQs.

One publicly announced and key strategic Tier 1 collaboration is with FICOSA ADAS S.L. (“Ficosa”). Ficosa is a leading global Tier 1 supplier dedicated to the research, development, production, and marketing of systems and parts for the automotive and mobility industry, with a recognized expertise in automotive vision systems, image engineering and machine vision. Ficosa offers a range of products to cover all vehicle segments, including an independent rear-view camera, independent intelligent rear-view camera, surround view system and autopark system, producing more than 8 million rear-view cameras on an annual basis globally. We have achieved a Tier 1 design and integration win (as described in “— Business Model” below) and entered into a strategic collaboration with Ficosa for the development of a smart automatic parking assistant. Through this collaboration, Ficosa will integrate the LeddarVision™ software into Ficosa’s advanced driver assistance systems (ADAS) for parking, enabling the full potential of the LeddarVision™ software to be combined with Ficosa’s leadership in cameras and vision systems in the automotive sector.

Engagements with computing partners (SoC suppliers) are also key to LeddarTech’s go to market strategy, as OEMs are directly engaged with them in their process of selecting this foundational component of their ADAS system architecture. OEMs are also looking for SoC + software bundle solutions and close collaboration with these suppliers can significantly contribute to OEM design wins (OEM selection of LeddarTech’s software for their ADAS system). Publicly announced collaborations include Texas Instruments, Arm and Black Sesame and LeddarTech has made significant progress with these partners in the course of 2024, supporting business development activities including many of the above engagements with OEMs and Tier 1s.

Publicly available indications of this progress in 2024 include the following press releases, which can be read in full on our website (www.leddartech.com):

●	Texas Instruments:

●	June 28, 2024 News: LeddarTech Releases Production Samples of the LeddarVision Front-Entry (LVF-E) Comprehensive Low-Level Fusion and Perception Software Featuring the Ti TDA4-Q1 Processor for L2/L2+ ADAS Applications.

●	October 3, 2024 News & Event: LeddarTech Showcases LeddarVision at AutoSens Europe: AI-Driven Innovation Enhanced With TI Processors and Arm Collaboration.

●	December 9, 2024 News: LeddarTech Announces Collaboration with Texas Instruments for Advanced Driver Assistance Systems and Autonomous Driving Solutions.

●	Arm:

●	March 11, 2024 News: LeddarTech Collaborates With Arm on Future-Ready Software-Defined Vehicles.

●	March 27, 2024 News: LeddarTech Strengthens Collaboration With Arm, Showcasing ADAS Innovations at Embedded World 2024 on April 9-11 in Nuremberg, Germany.

●	September 2024: A Leap Forward in Automotive Safety with LeddarTech and Arm (published case study).

●	October 3, 2024 News & Event: LeddarTech Showcases LeddarVision at AutoSens Europe: AI-Driven Innovation Enhanced With TI Processors and Arm Collaboration.

●	Black Sesame:

●	CES 2024 announcement: collaboration to provide a joint solution offering for the surround-view premium L2/L2+ ADAS/AD market segment, leveraging Black Sesame Technologies’ A1000 SoC and LeddarTech’s LeddarVision LVS-2+ surround-view premium highway assist and 5-star NCAP/GSR 2022 AI-based low-level fusion and perception stack.

Beyond the above engagements and collaborations, we have also entered into a strategic collaboration with Trimble, a Tier 1 supplier developing solutions and services for agriculture, construction and mining applications. However, since the collaboration was established, Trimble completed an agreement to transfer its precision agricultural technology business (the division with which LeddarTech has a strategic collaboration) to a joint venture with AGCO Corp. Because there have been no activities in 2024 under this arrangement, we believe it is likely that the this strategic collaboration will be terminated in 2025. See “Item 3.D. Risk Factors — Risks Related to Our Business — We have entered into strategic collaborations, but not yet signed commercial agreements, with Tier 1 and Tier 2 suppliers. If we fail to sign commercial agreements with those prospective customers, or to subsequently achieve an OEM design win with such customers, our future business, results of operations and financial condition would be adversely affected.”

Business Model

As a software company, the Company’s business model is unique and is intended to deliver attractive margins. The Company provides a mix of:

●	Software solutions developed and licensed for passenger, commercial and off-road vehicles.

●	Perception products developed using LeddarVision™ to accelerate adoption of applications for highway, city, surround and parking ADAS.

●	Data insights that are incredibly valuable to OEMs, Tier 1 and Tier 2 suppliers and many other key stakeholders in the automotive industry.

●	Services, including adaptation and integration engineering resources and ongoing software maintenance to help customers maximize the value they see through the technology.

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

We continue to develop our solutions and to engage with more than 30 Tier 1 suppliers and OEMs. As solutions become ready for commercialization, we anticipate entering into commercial agreements with Tier 1 suppliers and/or OEMs to license our solutions. The Company introduced its first software product to the market with the availability of the LeddarVision™ Front — Entry-Level, B engineering samples for customer evaluation and integration into ADAS L2/L2+ safety applications on June 28, 2023. Most recently, the company announced the availability of LeddarVision™ Surround View Solution (LVS-2+), B engineering samples for customer evaluation, at CES 2024. The LVS-2+ was developed on the Nvidia Orin embedded system, with the flexibility to be ported to other embedded platforms. At this point, we expect several of our current customer engagements will move from demand creation to deep-dive customer evaluations. We also expect to complete several proofs of concept (“POC”) and proof-of-technology (“POT) assessments with various customers out of which we expect to generate some non-recurring engineering revenues (“NRE”).

We anticipate that our future revenues will be almost entirely generated by our fusion and perception business, and that they will be primarily comprised of NRE revenues, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. However, we do not anticipate generating significant revenue from our fusion and perception business until such time as we are able to enter into commercial arrangements with Tier 1 suppliers and OEMs. Key operating metrics for assessing our performance are expected to include the number and nature of commercial agreements we enter into, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions. We anticipate that the terms and conditions of any such licensing arrangements will vary among OEMs and Tier 1 suppliers, and we are not able at this time to predict the actual terms and conditions of such commercial agreements. See “Item 5. Operating and Financial Review and Prospects — Key Factors Affecting LeddarTech’s Performance.”

Intellectual Property

A major part of the Company’s future revenue is expected to be derived from software licensing. We rely on a four-pronged approach to protect our intellectual property, which approach was formalized at the beginning of the Company. Our IP was recognized as a valuable asset from the foundation of the Company, both internally with the management team and externally with the investors. The Company’s history as a spin-off from a research center contributed to that recognition.

First, from inception we continuously maintain an innovation program and steadfastly invested in filing patent applications that would be both fundamental and discoverable. As a result, our portfolio currently comprises 174 patents in 71 families, of which 87 are granted, and 87 are pending. This portfolio has solid anteriority (starting in 2006) and coverage in eight different countries or regions (Canada, the United States, the European Union, Japan, China, Korea, India and Brazil). We have successfully asserted our patent rights against one company, Phantom Intelligence Inc., in the Federal Court of Canada. We actively monitor the landscape for potential infringements via our external IP counsel.

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

Fourth, although our primary commercial model is business-to-business, we have, since the inception of the Company, aimed to create a recognizable brand identity; to that effect, we have six registered trademarks, including “Leddar” and “LeddarTech,” registered in Canada, the United States, the European Union, the United Kingdom, Japan, China and Korea.

As a result of this methodical IP asset management program, today our patent portfolio ranks high in the influence and impact scores in patent search tools. This is due to a number of factors, including the breadth of the claims and the aforementioned anteriority, but also due to the number of citations recorded during the prosecution process of various competitor patents. As part of this process the leading companies in the ADAS and AD industry, including BMW, GM, Toyota, Cruise (GM), Baidu, Waymo, Motional, Huawei, Aptiv, Mobileye, Bosch, ZOOX (Amazon) and Luminar, have recognized the existence of our patents as prior art. Because of this recognition, we consider our portfolio to be fundamental to the field of ADAS and AD.

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

The INVEST in America Act, passed in late 2021, requires the U.S. Department of Transportation to issue requirements and standards regarding vehicle safety technologies. The National Highway Traffic Safety Administration is a department within the US Department of Transportation, and they manage and enforce automotive-related safety standards, including those developed internally, as well as some external standards from SAE. In addition, they license foreign and domestic manufacturers to sell their vehicles within the USA, and they have the power to block the import of vehicles that do not meet the Federal Motor Vehicle Safety Standards.

Part of the United Nations, the United Nations Economic Commission for Europe fosters economic harmonization among nations. For example, in 2012, the UNECE’s World Forum for Harmonization of Vehicle Regulation established new regulations intended to improve passenger safety, including Lane Departure Warning Systems, Child Restraint Systems, and Advanced Emergency Braking Systems.

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

The Japan Automobile Research Institute (“JARI”) is a foundation dedicated to automotive research and testing. It is responsible for drafting and promoting standards in addition to researching methods of combining automotive and information technologies. Tests are performed at JARI’s Shirosato Test Center 120 km (75 miles) northeast of Tokyo, Japan.

The China Automotive Technology and Research Center is a scientific research institute that helps China manage its automotive industry. It is now a part of State-owned Assets Supervision and Administration Commission of the State Council. Among other things, they are involved with C-NCAP, C-ECAP, and proving ground testing.

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

We have collaboration between teams and we keep making progress in implementing the automotive industry-standard guidelines based on the Automotive Software Process Improvement Capability Determination (“ASPICE”).

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

Overall, an effective software development process following ISO 26262 and Agile ASPICE methodologies requires a balance between safety and agility, focusing on continuous improvement and collaboration. LeddarTech has implemented a unified process for managing functional safety, Safety of the Intended Functionality (or ISO 21448:2021) and cybersecurity to comply with applicable standards.

In terms of security, we also apply the following standards, which are relevant to our activities and may be required by our customers: ISO 27001/TiSAX (organizational security), ISO21434 (road vehicles cybersecurity), ISO 24089 (road vehicles software) and AITF 16949 (automotive quality management).

Another area of applicable regulations is data privacy. We collect data on public roads and environments, with sensors such as cameras, that capture a lot of information. Data privacy regulations vary in each jurisdiction where data collection is being conducted. For our current activities, the relevant regions are Israel, Europe and the province of Québec (Canada). In Québec, An Act to modernize legislative provisions as regards the protection of personal information, applies, Israel is subject to the Protection of Privacy Law, 5741-1981 and the Protection of Privacy Regulations (data security) 5777-2017, and Europe is subject to the GDPR. We will need to assess and comply with applicable regulations in all regions we choose to collect data in the future.

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

D. Property, Plants and Equipment

The Company does not own any real property. Our corporate headquarters are in Québec City, Canada, where we lease about 12,936 square feet of office space pursuant to leases that expire between 2024 and 2028. Additionally, we have an office of about 6,400 square feet in Montréal, Canada which contains research and development (“R&D”) and G&A functions, for which the lease expires in 2026. Furthermore, we lease a garage facility of 2,295 square feet in Quebec City, Canada, pursuant to a lease that expires in 2025. We lease approximately 17,000 square feet of office in Or Yehuda, Israel, which contains R&D, operations, and G&A functions to a lease expiring in 2027. Finally, we rent a temporary office space on a month-to-month basis in Shenzhen, China, for our local sales team. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of the Company at and for the fiscal years ended September 30, 2024, 2023 and 2022 (“FY2024”, “FY2023” and “FY2022”, respectively). This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for FY2024, FY2023 and FY2022 (restated).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors.” For more information about forward-looking statements, refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Company presents non-IFRS financial measures to assess operating performance. The Company presents net earnings (loss) before interest, taxes, depreciation and amortization (“EBITDA (loss)”) and Adjusted EBITDA (loss). These non-IFRS measures do not have standardized meanings under IFRS and are not likely to be comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. Management uses both measures that comply with IFRS and non-IFRS measures, in planning, overseeing and assessing the Company’s performance.

The terms and definitions associated with non-IFRS financial measures as well as a reconciliation to the most comparable IFRS measures are included below under “—Non-IFRS Financial Measures.”

Amendment and Restatement of the audited annual consolidated financial statements

Subsequent to the issuance of the audited annual consolidated financial statements for FY2022, errors with respect to the recognition of a government grant liability from an Israel-United States Binational Industrial Research and Development (“BIRD”) Foundation, the measurement and recognition of research and development costs and other item were identified. Accordingly, the consolidated financial statements for FY2022 were restated to reflect adjustments made as a result of this correction of errors. Refer to Note 2 of the audited annual consolidated financial statements of the Company for FY2023 for more details.

Company Overview

LeddarTech was formed in 2007 under the Canada Business Corporations Act (the “CBCA”) and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to deliver high-performance AI automotive software that enables the market to deploy ADAS features reducing the number of road accidents and making transportation more enjoyable and efficient. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to the following section entitled “— Business Combination and Public Company Costs” and to Note 4 of the to the audited annual consolidated financial statements of the Company for FY2024 for more details.

Discontinued Activities

In connection with the transition to a “pure play” automotive software business model, in FY2022 we made the strategic decision to discontinue our LiDAR components and our modules businesses. In September 2024, the Company ceased its Modules operations and presented these operations as discontinued operations. The results of operations and cash flows related to these businesses are reclassified as discontinued operations in the consolidated statements of loss and comprehensive loss and cash flows. Refer to Note 7 to the audited annual consolidated financial statements of the Company for FY2024 for more details.

Business Combination and Public Company Costs

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

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of approximately US$44.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

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

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes (A) 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination (the “Prospector Private Warrants”) and (B) Prospector Warrants that were listed on The Nasdaq Stock Market LLC (the “Prospector Public Warrants”), was assumed by the Company and became a warrant of the Company (“Legacy SPAC Warrant”). At such time, the Prospector Private Warrants became the “Private Warrants” and the Prospector Public Warrants became the “Public Warrants.”

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

On December 22, 2023, the Common Shares and Public Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination was accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination was accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector was treated as the “acquiree” for accounting purposes, the net assets of Prospector are recognized at their fair value, and no goodwill or other intangible assets are recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., Company Common Shares and Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector was represented a service for the listing of the Company and was recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations comprise the ongoing operations of the Company.

Basis of presentation

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech was $57,724, consisted of 66,550 Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition will be allocated to non-controlling interest.

Recent Developments

Strategic Collaboration Agreement and Software License Agreement

On December 9, 2024, we announced that LeddarTech and Texas Instruments have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS and AD markets. Under the license agreement, the Company will receive a total payment of approximately US$10.0 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million has been received by the Company. A subsequent payment of US$3.0 million will follow the completion of the demonstrator, which is planned to debut at the Consumer Electronics Show in Las Vegas next month and the final US$1.9 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

Issuance of Common Shares Under the SEPA Agreement

In December 2024, the Company issued 5,940,000 common shares under the SEPA agreement, generating net proceeds of US$9.0 million. For more details, refer to “— Financing Transactions — Standby Equity Purchase Agreement” below.

Bridge Financing

On August 16, 2024, the Company also entered into an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties agreed to fund the Company with an aggregate of US$9.0 million in bridge debt financing in order to meet the Company’s near-term obligations (the “Bridge Financing”) while the Company continued to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in additional equity capital (the “Equity Financing”). On December 6, 2024, a second amendment was made to the Bridge Financing modifying among other things, the maturity of the bridge loan from November 15, 2024 to December 13, 2024, which date was automatically extended upon the disbursement by Texas Instruments to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

In connection with the Bridge Financing, one of our existing investors converted US$1.5 million of its existing convertible notes into common shares in the capital of the Company at an above-market conversion price of US$2.00 per share, reducing the convertible note balance by US$1.5 million. The Company also received additional Bridge Loans in an aggregate amount of approximately US$0.3 million from certain members of management and the board of directors (collectively, the “Additional Bridge Lenders” and, together with the Initial Bridge Lenders, the “Bridge Lenders”) in accordance with the terms of the Bridge Financing.

For more details, refer to caption “Bridge Financing” of the section entitled “Financing Transactions” of this MD&A.

Desjardins Credit Facility

In order to allow sufficient time to finalize the definitive documents in connection with the Bridge Financing described above, the Company also has entered into a series of amendments with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). Pursuant to previous amendments to the Desjardins Credit Facility, the Company and Desjardins had temporarily reduced the Company’s obligation to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) from $5.0 million to the current requirement of $250,000 through August 14, 2024. Pursuant to the Fourteenth Amendment, Desjardins had temporary suspended the minimum cash covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee. After this date, the Company will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date. For more details, see “— Financing Transactions —Desjardins Credit Facility.”

Financial Highlights

	FY2024	FY2023	FY2022
Continuing operations
Revenues	477,812	197,556	633,850
Gross profit	477,812	197,556	554,225
Loss from operations	(164,329,669)	(44,948,815)	(85,922,905)
Finance costs, net	3,063,252	(729,958)	(10,067,497)
Loss before income taxes	(167,302,856)	(43,841,777)	(75,419,960)
Net loss and comprehensive loss	(167,318,738)	(43,841,777)	(75,419,960)
Net loss and comprehensive loss attributable to Shareholders of the Company	(167,016,426)	(40,409,465)	(71,320,063)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(7.33)	(241.09)	(528.64)
Weighted average shares outstanding (basic and diluted) (in thousands of shares)	22,774,782	167,610	134,913
EBITDA (loss)(1)	(157,229,931)	(42,738,031)	(73,962,491)
Adjusted EBITDA (loss)(1)	(30,395,262)	(34,815,026)	(41,361,058)

Discontinued operations
Net income (loss) and comprehensive income (loss) and net income (loss) and comprehensive income (loss) attributable to Shareholders of the Company	1,123,039	(7,582,632)	2,001,215
Net loss per share (basic and diluted) (in dollars)	0.05	(45.24)	14.83

(1)	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model (“Pure-Play business”), including the divestment of our modules and components businesses (“legacy businesses”), our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. The revenues related to the legacy businesses represented $7.5 million for FY 2024 compared to $7.2 million for FY2023. The Company ceased its Modules operations in September 2024 and the Company does not expect to have any additional activities in this legacy business in the future.

Going forward, the Company’s financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. See “Item 4.B. Business Overview — Growth Strategies” and “Item 4.B. Business Overview — Business Model.” Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 and Tier 2 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

 To the extent we are able to develop and expand our commercial relationships with Tier 1 and Tier 2 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of Non-Recurring Engineering services (“NRE”) revenues from completed Proof of Concept (“POC”) and Proof of Technology (“POT”) assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

The Company is subject to a covenant to maintain a minimum unencumbered cash balance of at least $5.0 million, temporarily reduced to $1.0 million, under the terms of the Desjardins Credit Facility, as more fully described below. While it is expected that receipt of the proceeds from the Bridge Facility and other sources of capital, including the SEPA and the TI Pre-paid Royalty Fee, may enable LeddarTech to comply with the Minimum Cash Covenant, LeddarTech may again in the future be unable to maintain the minimum cash balance. In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, the Company will need to raise additional capital, and if it raises an insufficient amount of capital, the Company will need to seek relief from its lenders and reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses. See “Item 3.D. Risk Factors — Risks Related to Our Business — LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways.”

Restructuring Activities

Potential Implementation of Cost Management Plan. As of September 30, 2024 the Company had a cash balance of approximately $5.3 million, of which approximately $5.3 million was unrestricted. As described above, pursuant to the Fourteenth Amendment of the Desjardins Credit Facility, Desjardins had temporarily suspended the Minimum Cash Covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee. After this date, the Company will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date. For more details, refer to “— Financing Transactions —Desjardins Credit Facility” below. Continued compliance with the terms of the Desjardins Credit Facility may require reaching an agreement with Desjardins to obtain further relief from the current Minimum Cash Covenant.

The Company will need to raise substantial amounts of additional capital beyond the Bridge Financing, pursuant to the Equity Financing or otherwise. If we are unable to raise additional capital, we will not be able to remain in compliance with the covenants in our debt instruments or meet our debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support normal business operations, we expect that the Company would need to implement a cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins. The Company would then have to maintain operating costs at targeted levels to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction. If the Company is not successful in raising additional capital and/or is unable to satisfy the Minimum Cash Covenant or to agree with Desjardins to a reduction in the Minimum Cash Covenant, the cash available may not be sufficient to fully implement the cost management plan.

If implemented, the cost management plan would be expected to focus most of the Company’s resources (financial and human) on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future. See “— Subsequent Events” and “Item 3.D. Risk Factors — Risks Related to Our Business — LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways.”

Components of Results of Operations

Revenues. Historically, our revenue has been generated from the sale of products LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the Pure-Play automotive software business model, our revenues will no longer include revenues from these businesses (legacy businesses), and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

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

Other (income) costs. Other (income) costs historically have been comprised of grant revenue and costs. Following our transition to the Pure-Play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items.

Results of Continuing Operations

Comparison of Years Ended September 30, 2024 and 2023

Revenues

			Change
	FY2024	FY2023	$	%
Products	—	—	—	—
Services and other	477,812	197,556	280,256	141.9
Total	477,812	197,556	280,256	141.9

For FY2024, total revenues were $0.5 million for FY2024, an increase of $0.3 million or 141.9% compared to FY2023, mainly due to the increase of revenues from services, primarily explained by higher engineering services rendered to strategic external collaborators during the process of developing our ADAS software for FY2024. The revenues from products were nil in FY2024 and FY2023 considering the reclassification of the legacy businesses as discontinued operations in the consolidated statement of loss.

Gross profit

			Change
	FY2024	FY2023	$	%
Gross profit	477,812	197,556	280,256	141.9
As a percentage of total revenues	100.0%	100.0%	—	—

For FY2024, the gross profit was $0.5 million compared to a gross profit of $0.2 million for FY2023. This increase of gross profit of $0.3 million or 141.9% as compared to FY2023 is primarily attributable to the increase in revenue.

Operating expenses

			Change
	FY2024	FY2023	$	%
Marketing and product management	4,012,238	4,097,931	(85,693)	(2.1)
Selling	2,795,060	3,126,324	(331,264)	(10.6)
General and administrative	17,927,408	18,990,598	(1,063,190)	(5.6)
Research and development costs	7,448,080	11,253,670	(3,805,590)	(33.8)
Stock-based compensation	1,715,512	2,436,974	(721,462)	(29.6)
Listing expenses	59,139,572	—	59,139,572	100.00
Transaction costs	2,407,977	3,506,630	(1,098,653)	(31.3)
Restructuring costs	46,387	1,734,244	(1,687,857)	(97.3)
Impairment losses related to intangible assets	69,315,247	—	69,315,247	100.0
Total	164,807,481	45,146,371	119,661,110	265.1

Marketing and product management

For FY2024, marketing and product management expenses were $4.0 million compared to $4.1 million for FY2023. The decrease of $0.1 million or 2.1% as compared to FY2023 is primarily attributable to a decrease in salaries and related costs of $0.4 million and a decrease in advertising expenses of $0.1 million that partially offset with an increase in professional services costs.

Selling

For FY2024, selling expenses were $2.8 million compared to $3.1 million for FY2023. The decrease of $0.3 million or 10.6% as compared to FY2023 is primarily attributable to a decrease in salaries and related costs.

General and administrative

For FY2024, general and administrative expenses were $17.9 compared to $19.0 million for FY2023. The decrease of $1.1 million or 5.6% as compared to FY2023 is primarily attributable to a decrease in professional services costs of $1.8 million and salaries and related costs of $0.3 million, partially offset by an increase in insurance costs of $1.1 million.

Research and development costs

Research and development costs were $7.4 million for FY2024 compared to $11.3 million in FY2023. This decrease of $3.8 million or 33.8% is primarily attributable to the decrease in salaries and related costs and consulting fees, partially offset by an increase in subcontracting services expenses.

Stock-based compensation

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed 5,000,000 shares at any time. The Plan provides for the grant of unvested Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions. Following the adoption of the new equity incentive and the grants of the first awards of this plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan, in the deficit.

For FY2024, the stock-based compensation expense was $1.7 million compared to $2.4 million for FY2023. This decrease of $0.7 million or 29.6% in FY2024 as compared to FY2023 is primarily due to a gain on modification of stock options realized in Q1-2024 of $6.0 million, in relation to the acquisition of Prospector and to the Plan of Arrangement. The gain partially offsets the stock-based compensation expense of $8.0 million recognized following the adoption of the Plan and initial grant in Q2-2024.

For additional information of stock-based compensation, refer to Notes 19 and 26 of the audited annual consolidated financial statements of the Company for FY2024.

Listing expenses

The listing expenses of $59.1 million for FY2024, as compared to nil for FY2023, represents the difference between the fair value of the Common Shares and Class A Non-Voting Special Shares issued to the shareholder of Prospector, net of the fair value of the assets acquired and liability assumes, which includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. For additional information, refer to Note 4 of the FY2024 consolidated financial statements.

Transaction costs

For FY2024, the transaction costs were $2.4 million compared to $3.5 million for FY2023. This decrease of $1.1 million or 31.3% was due to fees related to the Business Combination. See “— Business Combination and Public Company Costs” for more details.

Restructuring costs

In connection with the initiatives related to the LeddarTech’s transition into a Pure-Play automotive software business model, restructuring costs of $46,000 were incurred in FY2024 and $1.7 million for FY2023 (excluding restructuring costs related to discontinued legacy businesses activities).

Impairment losses related to goodwill and intangible assets

During FY2024, impairment losses related to goodwill and intangible assets of $69.3 million was recognized. As a result of the annual strategic plan review, the Company concluded that certain intangible assets were no longer expected to be used when the test was performed at the asset level. The Company also performed a formal annual impairment test for its goodwill and intangible assets not yet available through the assessment of the recoverable amount of the CGU to which they belong. Due to a shift in the expected timing of future revenues and a substantial increase in the discount rate used to calculate the present value of future cash flows, the discounted cash flow test led to an expected recoverable amount that was below the carrying value of the assets. Accordingly, a goodwill impairment charge of $7.3 million and an impairment charge on development costs of $58.3 million and of other intangible assets of $3.7 million were recognized in FY2024.

Refer to Note 6 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Other (income) costs

Other (income) costs, composed of grant revenues and finance costs, net, were $3.0 million for FY2024 compared to an income of $1.1 million for FY2023, an increase of costs of $4.1 million or 368.6%.

Grant revenue

Grant revenue is mainly composed of the Scientific Research & Experimental Development (SR&ED) tax credit related to projects and eligible expenses incurred by the Company. For FY2024, the grant revenues were $0.1 million and the decrease of $0.3 million as compared to $0.4 million for FY2023 is mainly due to the decrease in research and development tax credits due to a lower level of eligible projects. Refer to Note 23 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Finance costs, net

For FY2024, the finance costs, net, were $3.1 million compared to a finance income of $0.7 million in FY2023.

			Change
	FY2024	FY2023	$	%
Interest expenses (income)	8,516,353	(1,039,281)	9,555,634	919.4
Loss (gain) on revaluation of financial instruments carried at fair value	(5,553,010)	21,100	(5,574,110)	(26,418)
Other	99,909	288,223	(188,314)	(65.3)
Total	3,063,252	(729,958)	3,793,210	(519.6)

The increase of $3.8 million or 519.6% is primarily due to the following items.

●	Interest expenses: The increase of $9.6 million or 919.4% in FY2024 as compared to FY2023 was mainly due to an increase of interest expense on term loan of $1.0 million and on convertible notes of $6.7 million, an increase in SEPA commitment fees of $0.5 million, a decrease in gain on term loan modification of $4.1 million and a decrease in gain on other loan settlement of $1.6 million, partially offset by an increase of $4.3 million in capitalized borrowing costs.

●	Loss (gain) on revaluation of instruments carried at fair value: The gain on revaluation of financial instruments carried at fair value of $5.6 million for FY2024 was mainly attributable to the remeasurement of warrant liability of $1.1 million and of conversion option of $5.7 million, partially offset by a decrease in fair value of the bridge loan of $1.2 million.

●	Other: The decrease in other costs of $0.2 million or 65.3% for FY2024 was mainly due to a loss on conversion of conversion option of $0.4 million and an increase of $0.3 million of non-capitalizable financing costs, partially offset by the increase in foreign exchange gain of $0.6 million and a gain on lease modification of $0.2 million.

Refer to Note 24 of the Company’s FY2024 annual audited consolidated financial statements for more details.

Net Loss and comprehensive loss from continuing operations

Net Loss and comprehensive loss

			Change
	FY2024	FY2023	$	%
Net loss and comprehensive loss	(167,318,738)	(43,841,777)	(123,476,961)	281.6

For FY2024, the net loss was $167.3 million compared to a net loss of $43.8 million for FY2023. This increase of net loss of $123.5 million or 281.6 % as compared to FY2023 is primarily attributable to the following elements:

●	the impairment losses related to goodwill and intangible assets of $69.3 million recognized in FY2024;

●	the listing expense of $59.1 million relating to the business combination which occurred in Q1-2024; and

●	the increase in finance cost, net, of $3.8 million, as explained previously;

partially offset by,

●	the increase in gross profit of $0.3 million, primarily attributable to the increase in revenue from continuing operations in FY2024;

●	the decrease in research and development costs of $3.8 million, due mainly to the decrease in salaries and related costs;

●	the decrease in general and administrative expenses of $1.1 million, due primarily to a decrease in professional services and salaries and related costs of $2.1 million, partially offset by an increase in insurance costs of $1.1 million; and

●	the decrease in transaction costs and restructuring costs of $1.1 million and $1.7 million, respectively

Refer to sections entitled “— Operating expenses” and “—Other (income) costs” above for more details.

EBITDA (loss)(1) and Adjusted EBITDA (loss)(1)

			Change
	FY2024	FY2023	$	%
EBITDA (loss)	(157,229,931)	(42,738,031)	(114,491,900)	267.9
Adjusted EBITDA (loss)	(30,395,262)	(34,815,026)	4,419,764	(12.7)

(1)	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

For FY2024, the EBITDA (loss) was $157.2 million compared to an EBITDA (loss) of $42.7 million for FY2023. This increase in EBITDA (loss) of $114.5 million or 267.9% as compared to FY2023 is primarily attributable to the increase in net loss of $123.5 million as compared to FY2023, primarily due to the impairment losses related to goodwill and intangible assets of $69.3 million and the listing expense of $59.1 million related to the business combination which occurred in FY2024.

For FY2024, the Adjusted EBITDA (loss) was $30.4 million compared to an Adjusted EBITDA (loss) of $34.8 million for FY2023. This decrease in Adjusted EBITDA (loss) of $4.4 million or 12.7% in FY2024 as compared to FY2023 is primarily attributable to the increase in gross profit of $0.3 million and the decrease in research and development costs of $3.8 million.

Net loss from discontinued operations

			Change
	FY2024	FY2023	$	%
Net profit (loss) and comprehensive profit (loss)	1,123,039	(7,582,632)	8,705,671	(114.8)

For FY2024, net profit from discontinued operations was $1.1 million compared to a net loss of $7.6 million for FY2023. This increase in net profit of $8.7 million or 114.8% is mainly attributable to the impairment loss related to intangible assets of $5.8 million recognized in FY2023 and the increase in gross profit of $2.2 million in FY2024 as compared to FY2023. Refer to Note 7 to the Company’s annual audited consolidated financial statements for FY2024 for more details.

Comparison of Years Ended September 30, 2023 and 2022 excluding discontinued activities

Revenues

			Change
	FY2023	FY2022	$	%
Products	-	52,144	(52,144)	(100.0)
Services and other	197,556	581,706	(384,150)	(66.0)
Total	197,556	633,850	(436,294)	(68.8)

For FY2023, total revenues were $0.2 million, a decrease of $0.4 million or 68.8% as compared to FY2022. This decrease is mainly due to the decrease in revenues from services and other of $0.4 million or 66.0%, is primarily a result of lower engineering services rendered in FY2023 to strategic external collaborators during the process of developing our ADAS software.

Gross profit

			Change
	FY2023	FY2022	$	%
Gross profit	197,556	554,225	(356,669)	64.4
As a percentage of total revenues	100.0%	87.4%		12.6

For FY2023, the gross profit was $0.2 million compared to a gross profit of $0.6 million for FY2022. This decrease of $0.4 million or 64.4% in FY2023 as compared to FY2022 is primarily attributable to the decrease of revenues of $0.4 million in FY2023 as compared to FY2022, as explained previously.

Operating expenses

			Change
	FY2023	FY2022	$	%
Marketing and product management	4,097,931	3,280,864	817,067	24.9
Selling	3,126,324	3,976,733	(850,409)	(21.4)
General and administrative	18,990,598	15,548,293	3,442,305	22.1
Research and development costs	11,253,670	21,191,064	(9,937,394)	(46.9)
Stock-based compensation	2,436,974	4,272,673	(1,835,699)	(43.0)
Listing expenses	-	-	-	0.00
Transaction costs	3,506,630	-	3,506,630	100.0
Restructuring costs	1,734,244	-	1,734,244	100.0
Impairment loss related to intangible assets	-	38,207,503	(38,207,503)	(100.0)
Total	45,146,371	86,477,130	(41,330,759)	(47.8)

Marketing and product management

For FY2023, marketing and product management expenses were $4.1 million compared to $3.3 million for FY2022. The increase of $0.8 million or 24.9% as compared to FY2022 is primarily attributable to higher salaries and related expenses in relation with product management and marketing activities in support of our pure-play automotive software business model.

Selling

For FY2023, selling expenses were $3.1 million compared to $4.0 million, a decrease of $0.9 million or 21.4% as compared to FY2022, primarily attributable to the decrease in headcount in connection with LeddarTech’s transition into a pure-play automotive software business model.

General and administrative

For FY2023, general and administrative expenses were $19.0 million compared to $15.5 million for FY2022. The increase of $3.4 million or 22.1% as compared to FY2022 is primarily due to professional fees incurred for consulting and financing during FY2023.

Research and development costs

Research and development costs were $11.3 million for FY2023 compared to $21.2 million in FY2022. This decrease of $9.9 million or 46.9% is primarily due to management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late FY2022.

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

For additional information of stock-based compensation, refer to Note 19 to the Company’s annual audited consolidated financial statements for FY2024 for more details.

Transaction costs

During FY2023, transaction costs were $3.5 million compared to nil for FY2022. These transaction costs were related to the proposed Business Combination and LeddarTech will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

Restructuring costs

The Company expects to complete the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model over FY2023.

Restructuring costs of $1.8 million were incurred in FY2023. Furthermore, after the review of revenues forecasts on certain remaining programs divested following the transition to the pure-play automotive software business model, a write-down on inventories of $2.3 million and an onerous contract net loss of $1.4 million were recognized in net income (loss) from discontinued operations in FY2023.

Impairment loss related to intangible assets

During FY2023, an impairment loss related to intangible assets of $38.2 million was recognized due to the decrease in the expected recoverable amount of certain intangible assets, explained by the Company’s inability to reach a satisfactory financial agreement with one of the main partners of the Component business, after the discontinuation of the Lidar components business in late FY2022. Refer to Note 6 to the Company’s annual audited consolidated financial statements for FY2024 for more details.

Other (income) costs

Other income, composed of grant revenue and finance costs, net, were $1.1 million for FY2023 compared to $10.5 million for FY2022, a decrease of $9.4 million or 89.5%.

Grant revenue

For FY2023, grant revenue was $0.4 million, which is comparable to those recognized in FY2022. The grant revenue is mainly composed of the Scientific Research & Experimental Development (SR&ED) tax credit related to projects and eligible expenses incurred by the Company.

Finance costs, net

			Change
	FY2023	FY2022	$	%
Interest expenses (income)	(1,039,281)	(859,403)	(179,878)	(20.9)
Loss (gain) on revaluation of financial instruments carried at fair value	21,100	(7,129,238)	7,150,338	(100)
Other	288,223	(2,078,856)	2,367,079	(113.9)
Total	(729,958)	(10,067,497)	9,337,539	(92.7)

The net finance income was $0.7 million for FY2023 compared to $10.1 million for FY2022. This decrease of $9.3 million or 92.7% was primarily due to the following items:

●	Interest expenses (income): The increase of $0.2 million or 20.9% in FY2023 as compared to FY2022 was mainly due to gain on Term loan modification of $4.3 million in FY2023 and the gain on other loan settlement of $1.6 million in FY2023, partly offset by the increase of interest expense, due to higher interest expenses on credit facility and on convertible loan and lower capitalized borrowing costs. Refer to “Liquidity and Capital Resources” section for more details.

●	Loss (gain) on revaluation of financial instruments carried at fair value: The decrease of $7.2 million or 100.3% of change in FVTPL of financial instruments in FY2023 was mainly attributable to gains on revaluation of convertible loans in FY2022 of $6.1 million and of a contingent consideration payable of $1.3 million.

●	Other: The increase of other expenses of $2.4 million or 113.9% in FY2023 was mainly due to a foreign exchange loss of $0.2 million in FY2023 as compared to a foreign exchange gain of $2.7 million for FY2022, mainly on the higher cash balance denominated in U.S. dollar during FY2022.

Refer to Note 24 to the Company’s annual audited consolidated financial statements for FY2024 more details.

 Net Loss and comprehensive loss

			Change
	FY2023	FY2022	$	%
Net loss and comprehensive loss	(43,841,777)	(75,419,960)	31,578,183	(41.9)

For FY2023, the net loss was $43.8 million compared to a net loss of $75.4 million for FY2022. This decrease of net loss of $31.6 million or 41.9% as compared to FY2022 is primarily attributable to the decrease of operating expenses of $41.3 million for FY2023, partly offset by the negative impact on gross profit (loss) of the decrease of revenues in FY2023 compared to FY2022. As previously mentioned, the decrease of operating expenses of $41.3 million for FY2023 compared to FY2022 is mainly due the impairment losses related to intangible assets of $38.2 million recognized in FY2022, the decrease in FY2023 as compared to FY2022 of research and development expenses of $9.9 million and of stock-based compensation expenses of $1.8 million, partly offset by the increase of general and administrative expenses of $3.4 million, transaction costs of $3.5 million in FY2023 and the restructuring costs of $1.7 million in FY2023.

Refer to sections entitled “— Operating expenses” and “— Other (income) costs” above for more details.

EBITDA(1) and Adjusted EBITDA(1)

			Change
	FY2023	FY2022	$	%
EBITDA (loss)	(42,738,031)	(73,962,491)	31,224,460	(42.2)
Adjusted EBITDA (loss)	(34,815,026)	(41,361,058)	6,546,032	(15.8)

(1)	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

For FY2023, the EBITDA (loss) was $42.7 million compared to an EBITDA (loss) of $74.0 million for FY2022. This decrease of EBITDA (loss) of $31.2 million or 42.2% as compared to FY2022 is primarily attributable to the impairment losses related to intangible assets of $38.2 million recognized in FY2022, the decrease in FY2023 as compared to FY2022 of research and development expenses of $9.9 million and of stock-based compensation expenses of $1.8 million, partly offset by the increase of general and administrative expenses of $3.4 million, the transaction costs of $3.5 million in FY2023 and the restructuring costs of $1.7 million in FY2023.

For FY2023, the Adjusted EBITDA (loss) was $34.8 million compared to an Adjusted EBITDA (loss) of $41.4 million for FY2022. This decrease of Adjusted EBITDA (loss) of $6.5 million or 15.8% in FY2023 as compared to FY2022 is primarily attributable to the decrease of research and development expenses of $9.9 million in FY2023 as compared to FY2022, partly offset by the increase of general and administrative expenses of $3.4 million in FY2023 as compared to FY2022.

Net profit (loss) from discontinued operations

			Change
	FY2023	FY2022	$	%
Net profit (loss) and comprehensive profit (loss)	(7,582,632)	2,001,215	(9,583,847)	(478.9)

For FY2023, net loss from discontinued operations was $7.6 million compared to a net profit of $2.0 million for FY2022. This increase of net loss of $9.6 million or 478.9% is mainly attributable to the impairment loss related to intangible assets of $5.8 million recognized in FY2023 and the decrease of gross profit of $3.2 million in FY2023 as compared to FY2022. Refer to Note 7 to the Company’s annual audited consolidated financial statements for FY2024 for more details.

Quarterly Results

The following table presents a summary of our quarterly consolidated financial results for FY2024 and FY2023.

Three month periods ended	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenues	50,561	253,150	122,101	52,001
Net loss and comprehensive loss attributable to Shareholders of the Company
Continuing operations	(81,154,693)	(7,065,204)	(17,608,415)	(61,188,114)
Discontinued operations	276,926	(389,437)	188,881	1,046,668
Total	(80,877,767)	(7,454,641)	(17,419,534)	(60,141,446)

Per share (basic and diluted) (in dollars)
Continuing operations	(2.72)	(0.24)	(0.61)	(17.06)
Discontinued operations	0.01	(0.01)	0.01	0.29
Total	(2.71)	(0.26)	(0.61)	(16.76)
Weighted average common shares outstanding, basic and diluted	29,865,648	29,153,504	28,770,930	3,587,572

Three month periods ended	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenues	52,001	12,082	-	133,474
Net loss and comprehensive loss attributable to Shareholders of the Company
Continuing operations	(8,172,189)	(2,072,581)	(11,265,503)	(18,899,191)
Discontinued operations	(3,257,651)	(1,802,803)	(1,313,385)	(1,208,794)
Total	(11,429,840)	(3,875,384)	(12,578,888)	(20,107,985)

Per share (basic and diluted) (in dollars)
Continuing operations	(48.76)	(12.37)	(67.21)	(112.76)
Discontinued operations	(19.44)	(10.76)	(7.84)	(7.21)
Total	(68.19)	(23.12)	(75.05)	(119.97)
Weighted average common shares outstanding, basic and diluted	167,610	167,610	167,610	167,610

Comparison of Q4-2024 and Q4-2023

For Q4-2024, total revenues from continuing operations remained flat at $51,000 compared to $52,000 for Q4-2023. The revenues from products were nil in FY2024 and FY2023 due to the reclassification of the legacy businesses as discontinued operations in the consolidated statement of loss. The decrease of revenues is primarily a result of lower engineering services rendered to strategic external collaborators.

For Q4-2024, net loss and comprehensive loss attributable to Shareholders of the Company related to continuing operations was $81.2 million, an increase of $73.0 million or 893.1% as compared to Q4-2023. This increase was mainly attributable to the increase in impairment losses related to intangible assets and goodwill of $69.3 million, the increase in finance costs, net, of $2.6 million and the increase in restructuring costs of $0.4 million, partly offset by the decrease in transaction costs of $1.9 million, general and administrative expenses of $2.2 million and research and development costs of $1 million.

For Q4-2024, net profit and comprehensive profit attributable to Shareholders of the Company related to discontinued operations was $0.3 million compared to net loss and comprehensive loss attributable to Shareholders of the Company related to discontinued operations of $3.3 million for Q4-2023. This increase of $3.5 million or 108.4% as compared to Q4-2023 was mainly attributable to the decrease in impairment losses related to intangible assets and goodwill of $4.4 million, partially offset by the decrease of gross profit of $0.9 million.

For Q4-2024, the variations of the net profit (loss) and comprehensive profit (loss) attributable to Shareholders of the Company, related to continuing operations and to discontinued operations, per share (basic and diluted), are explained by the variation of the net profit (loss) and comprehensive profit (loss) attributable to Shareholders of the Company, as explained above, and the increase of the weighted average common shares outstanding, basic and diluted, due to the financing activities of FY2023 and FY2024, as described under “— Liquidity and Capital Resources.”

Comparison of other quarters of FY2024 and FY2023

Prior to Q3-2024, the variations of quarterly revenues of FY2024 and FY2023 were mainly attributable to the variation in the level of engineering services rendered by the Company to strategic external collaborators in the different projects of the Company and the impacts of the management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late FY2022.

Prior to Q3-2024, the quarterly variations of the net losses and net losses and comprehensive losses attributable to the shareholders of the Company were partly due to the variations of the operating expenses, mainly explained by the variations of selling expenses and research and development costs, a result of the management’s decision to discontinue the LiDAR components business and the LeddarTech’s transition into a Pure-Play automotive software business model. These variations of the net losses and net losses and comprehensive losses attributable to the shareholders of the Company were also impacted by the variation of the finance costs, mainly explained by the financing activities realized over the quarters of FY2024 and FY2023, and by the stock-based compensation expenses. The net loss and net loss and comprehensive loss attributable to the shareholders of the Company of Q1-2024 were also negatively impacted by the listing expenses of $59.1 million and by the transaction costs of $1.8 million of Q1-2024, partly offset by the impairment of intangible assets of $5.8 million recognized in Q1-2023.

Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as of September, 2024 and 2023.

	September 30,	September 30,
As of	2024	2023
Total assets	18,927,222	72,170,407
Non-current financial liabilities
Long-term debt	79,306,811	47,725,583
Redeemable stock options	-	6,102,496
Government grant liabilities	789,127	899,489
Total	80,095,938	54,727,568

The decrease of total assets of $53.2 million from September 30, 2023 to September 30, 2024 is mainly attributable to the decrease in intangible assets of $40.3 million and in goodwill of $7.3 million, mainly due to the impairment losses related to goodwill and intangible assets of $69.3 million recognized in FY2024, the reduction of accounts receivable of $2.2 million, the decrease of government assistance and R&D tax credits receivable of $0.9 million, the decrease of inventory of $0.8 million and the decrease of right-of-use assets of $1.3 million. Refer to the “— Liquidity and Capital Resources” section for more details on cash variations.

The increase of non-current financial liabilities of $25.4 million from September 30, 2023 to September 30, 2024 is attributable to the increase in convertible loans of $30.0 million and to the increase of the bridge loan of $9.9 million, partially offset by the decrease of the redeemable stock options of $6.1 million and the gain on revaluation of financial instruments carried at fair value of $5.6 million recognized in FY2024. See “— Liquidity and Capital Resources” section for more details.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

			Change
	FY2024	FY2023	$	%
Net cash flows related to operating activities	(40,890,120)	(36,651,124)	(4,238,996)	11.6
Net cash flows related to investing activities	(11,528,753)	(11,172,500)	(356,253)	3.2
Net cash flows related to financing activities	52,471,946	21,248,280	31,223,666	146.9
Effect of foreign exchange on cash	159,971	(394,515)	554,486	(140.5)
Net increase (decrease) in cash	213,044	(26,969,859)	27,182,903	(100.8)
Cash, beginning of year	5,056,040	32,025,899	(26,969,859)	(84.2)
Cash, end of period	5,269,084	5,056,040	213,044	4.2

Operating Activities

For FY2024, net cash outflows related to operating activities were $40.9 million, compared to $36.7 million for FY2023. The increase of $4.2 million or 11.6% in net cash outflows related to operating activities was primarily due to the unfavourable net change in non-cash working capital of $13.4 million during the FY2024 as compared to FY2023, partially offset by the decrease in FY2024 in research and development costs and general and administrative expenses and by the increase in FY2024 in gross profit from discontinued operations of $2.2 million.

Investing Activities

For FY2024, net cash outflows related to investing activities were $11.5 million compared to $11.2 million for FY2023. The increase in net cash outflows related to investing activities of $0.4 million or 3.2% is primarily explained by the increases in FY2024 as compared to FY2023 in additions to property and equipment of $0.3 million, additions to intangible assets of $0.6 million in FY2024 as compared to FY2023 and the decrease of grants received related to intangible assets and property and equipment of $0.3 million in FY2024 as compared to FY2023, partially offset by the increase of $0.7 million of R&D tax credit received in FY2024 as compared to FY2023.

Financing Activities

For FY2024, net cash flows related to financing activities were $52.5 million compared to $21.2 million for FY2023. This increase of $31.2 million is primarily due to the issuance of convertible notes, net of debt issuance costs, of $29.5 million in Q1-2024, the issuance of Tranche 1 of the Bridge Loan, net of debt issuance costs, of $8.0 million in Q4-2024 and the cash acquired from a reverse asset acquisition of $19.8 million during Q1-2024, partly offset by the net proceeds from a debt issuance of $27.0 million during Q3-2023. Refer to the next section and to Note 15 of the audited annual consolidated financial statements of the Company for FY2024 for more details.

 Liquidity and Capital Management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and had an accumulated deficit of $644.2 million as of September 30, 2024, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses from continuing operations of $167.3 million for FY2024 and of $43.8 million for FY2023.

For FY2024, LeddarTech had net cash outflows related to operating and investing activities amounting to $40.9 million and $11.5 million respectively, compared to $36.7 million and $11.2 million in FY2023, respectively. LeddarTech expects to continue to realize net losses and net negative cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity, convertible notes and loans from third parties.

As of September 30, 2024, LeddarTech had total liabilities of $107.6 million, including $13.9 million in accounts payable, $28.2 million outstanding on the Desjardins Term Loan (credit facility), $40.3 million outstanding on the convertible notes issued as part of the PIPE Financing, $10.8 million outstanding under the IQ Loan Agreement (Term loan), $9.9 million of bridge loans (convertible and non-convertible), $2.2 million of lease liabilities, $1.6 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $88.6 million. For more details, see “— Financing Transactions —Desjardins Credit Facility” and to Notes 11, 15, 16, 17 and 18 of the audited annual consolidated financial statements of the Company for FY2024.

Results of Business Combination and PIPE Financing

On January 5, 2023, Prospector held an extraordinary general meeting at which Prospector’s shareholders approved amendments to Prospectors Amended and Restated Memorandum and Articles of Association to extend the date by which Prospector must complete a business combination from January 12, 2023 to December 31, 2023. In connection with this meeting, shareholders holding an aggregate of 30,305,944 Prospector’s Class A Shares, representing approximately 93.2% of the Prospector Class A Shares then outstanding, exercised their right to redeem their shares for $10.15 per share, for a total of approximately $307.6 million paid from Prospector’s Trust Account, leaving approximately $22.3 million in the Trust Account after such redemption.

On December 21, 2023, holders of an aggregate of 855,440 Prospector Class A Shares, representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately US$10.93 per share, for a total of approximately US$9.3 million paid from Prospector’s Trust Account, leaving approximately US$14.6 million in the Trust Account after such redemption.

As a result of consummation of the Business Combination and accounting for the foregoing redemption payments and receipt of funds from Trust Account, we received approximately $0.9 million in net proceeds from the Business Combination after accounting for our payment of approximately $5.3 million of transaction costs. We also received aggregate proceeds of approximately US$44.0 million from the PIPE Financing between June 12, 2023, when the Business Combination Agreement was entered into, and December 21, 2023, when the Business Combination was completed. See “ — PIPE Financing” below.

Need for Additional Capital – Bridge Financing

The Company has limited sources of liquidity. As of September 30, 2024, the Company had a cash balance of $5.3 million, which increased to $20.8 million as of December 17, 2024 as a result of the receipt of the full first instalment of the TI Pre-paid Royalty Fee and transactions settled under the SEPA. See “— Recent Developments — Pre-paid Royalty, Collaboration Agreement and Software License Agreement with Texas” above and “— Financing Transactions — Standby Equity Purchase Agreement” below.

In order to address its near-term liquidity needs, in August 2024, the Company entered into an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties agreed to fund the Company with an aggregate of US$9.0 million in bridge debt financing (the “Bridge Financing”). The Bridge Financing is intended to support the Company’s ability to satisfy its near-term liquidity needs while the Company continued to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in an additional equity capital (the “Equity Financing”). For more details, refer to “— Financing Transactions —Desjardins Credit Facility” of the section entitled “Financing Transactions.”

The Company will need to raise substantial amounts of additional capital in addition to the Bridge Facility, the TI Pre-paid Royalty Fee, pursuant to the Equity Financing or otherwise. If the Company is unable to raise additional capital, it will not be able to remain in compliance with the covenants in its debt instruments or meet its debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support its normal operations, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

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

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise sufficient amounts of additional capital, and depending on the level of relief from the Minimum Cash Covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability.

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

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

Pursuant to the terms of the Minimum Cash Covenant in the Desjardins Credit Facility, LeddarTech has been required to maintain a minimum unencumbered cash balance of $5.0 million. Pursuant to amendments to the Desjardins Credit Facility, to give the Company sufficient time to finalize the definitive documentation for the Bridge Financing, the Minimum Cash Covenant had been suspended until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee (received December 12, 2024) and after this date, LeddarTech will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date.

For more details, refer to “— Financing Transactions —Desjardins Credit Facility.”

LeddarTech may in the future be unable to comply with the Minimum Cash Covenant, absent an agreement by the lender to further amend, waive or otherwise provide relief from the Minimum Cash Covenant, unless it raises additional capital and/or is able to successfully implement its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such Minimum Cash Covenant, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $89.6 million aggregate principal amount of indebtedness of LeddarTech (including the PIPE Convertible Notes) plus payment in kind (PIK) interest accrued on the PIPE Convertible Notes would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

Financing Transactions

Set forth below is a summary description of recent financing transactions. Refer to Notes 4, 15, 16 and 18 of the Company’s audited annual consolidated financial statements for FY2024 for more details.

Bridge Financing

In order to meet its near-term liquidity needs, on August 16, 2024, the Company, as borrower, and VayaVision, as guarantor, entered into the Bridge Facility (as amended by a First Amending Agreement, dated October 11, 2024, and Second Amending Agreement, dated December 6, 2024) with Desjardins, FS LT Holdings II LP, an affiliate of one of our principal shareholders (“FS”), and Investissement Québec (“IQ,” and collectively with Desjardins and FS, the “Bridge Lenders”) pursuant to which the Bridge Lenders agreed to lend to the Company the aggregate of up to US$9.0 million Bridge Loans in order to meet the Company’s near-term obligations while the Company continues to seek to close the Equity Financing.

In connection with the Bridge Facility, an affiliate of FS converted US$1.5 million aggregate principal amount of its PIPE Convertible Notes into Common Shares of the Company at a conversion price of US$2.00 per share. In addition, pursuant to the terms of the Bridge Facility, each of FS and IQ will have the right, but not the obligation, to convert its Bridge Loan into Common Shares at a conversion price of US$5.00 per share.

The Bridge Facility is comprised of two tranches, with the first tranche in the amount of US$6.0 million funded in equal amounts by the Bridge Lenders on August 19, 2024, and the second tranche in the amount of US$3.0 million funded in equal amounts by the Bridge Lenders on October 15, 2024. The second tranche of the Bridge Facility was conditioned on the absence of a default under the Bridge Loans and the receipt by the Company of a commitment, in form and substance satisfactory to the Bridge Lenders, from a strategic investor to invest a minimum amount of US$5.0 million in the Equity Financing. The second tranche included Bridge Loans in an aggregate amount of approximately US$334,000 from certain members of management and the board of directors.

Amounts outstanding under the Bridge Loans bear interest at the US base rate (currently 9.0%), plus 4.00%. Interest under the Bridge Loans is to be capitalized monthly (instead of being payable in cash) and added to the outstanding principal amount of the Bridge Loans. The Bridge Loans had a maturity date of November 15, 2024, since extended by a Second Amending Agreement to December 13, 2024, and further extended (upon receipt of the First Royalty Installment) to the earlier of January 31, 2025 and the business day following completion of the Equity Financing, and will be due and payable earlier upon the occurrence of certain other events, such as a change in control.

The approximately US$6.0 million of Bridge Loans funded by IQ and FS were issued at a 25% original issue discount (meaning that US$8.0 million of Bridge Facility debt issued by the Company in exchange for US$6.0 million in gross proceeds), provided, however, that no interest would accrue or be payable in respect of the amount of original issue discount.

Upon completion of one or more Equity Financing transactions generating gross proceeds of not less than US$35.0 million (including this offering, Common Shares sold pursuant to the SEPA, the TI Pre-paid Royalty Fee and the conversion described below of approximately US$6.0 million of Bridge Loans into equity):

●	FS and IQ would be obligated to convert their Bridge Loans (including the amount of the original issue discount) into securities of the Company issued in the Equity Financing at a price reflecting an approximately 11% discount to the offer price in the Equity Financing.

●	The Company would be obligated to repay (i) first, to Desjardins, in respect of its Bridge Loan, the outstanding principal amounts under the Desjardins Bridge Loan and pay all other amounts owing to Desjardins under the Bridge Facility and (ii) second, to Desjardins, as lender under the Desjardins Credit Facility, any amount then payable under the existing Desjardins Credit Facility, including amendment fees, deferred interest and monthly fees, with the aggregate cash payment to Desjardins under the Bridge Facility and the Desjardins Credit Facility estimated to be approximately $7.1 million, assuming completion of the Equity Financing on January 31, 2025. An additional $875,000 would be capitalized and added to the principal balance of the existing $30 million term loan under the Desjardins Credit Facility (the “Desjardins Term Loan”).

In the event the Company raises less than US$35.0 million in one or more Equity Financing transactions, FS and IQ would each have the right, but not the obligation, to convert their Bridge Loans (including the amount of original issue discount) into securities of the Company issued in the Equity Financing at a price reflecting aa approximately 11% discount to the offer price in the Equity Financing.

The Bridge Facility contains certain affirmative and negative covenants, including without limitation, those set forth below:

●	Provision to the Bridge Lenders of certain information, including updates on the status of the Equity Financing.

●	Limitations on debt incurrence, investments, dividends, repayments on the PIPE Convertible Notes or on the IQ Loan Agreement, amendments to the License Agreement and the Collaboration Agreement with Texas Instruments, any other agreements with Texas Instruments, certain license grants, liens, asset dispositions and capital expenditures.

The Company has agreed to grant to the Bridge Lenders a first ranking hypothec and, if applicable, security interest on the universality of each of the Company’s and VayaVision’s movable (personal) and immovable (real) property, tangible and intangible, present and future, including their respective intellectual property, computer equipment, office supplies, furniture and equipment applicable, in each case to secure the obligations of the Company and VayaVision under the Bridge Facility.

IQ Credit Facilities

On January 23, 2020, the Company entered into a non-interest bearing loan agreement with IQ (the “PRSI”) providing for a loan of up to $19.8 million. The PRSI was then amended by (i) an amendment agreement executed as of March 30, 2021 and (ii) an amendment agreement dated June 12, 2023 (the “PRSI Amendment” and together with the PRSI, the “IQ Loan Agreement”) pursuant to which, inter alia, the loan was transformed into an interest-bearing loan (pay-in-kind interest at 12.0% per annum) and the amount available was reduced to approximately $19.3 million. In connection with this amendment, IQ’s hypothec on the universality of the Company’s assets was subordinated to that of Desjardins and the PIPE Investors. The loan is repayable in 42 equal monthly payments (including capitalized interest) starting after the moratory period ending on September 30, 2026. Interest accrues on the IQ Loan Agreement from the date of the PRSI Amendment at a rate of 12% per year which will be capitalized until the end of the aforementioned moratory period. As at June 30, 2024, there was $9.9 million outstanding under the loan.

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

The IQ Loan Agreement contains certain affirmative and negative covenants and default provisions, including, without limitation, those set forth below:

●	Provision of annual audited consolidated financial statements, one-year projected financial statements annually, quarterly unaudited financial statements and an annual report from the independent auditors regarding certain expenses and related financing activities.

●	Limitations on debt incurrence, liens, asset dispositions and asset locations.

●	Obligation to maintain its core operations and intellectual property related to the project financed with the IQ Loan Agreement (LiDAR development) in the Province of Québec.

●	Cross default in respect of obligations in excess of $100,000.

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

Desjardins Credit Facility

On April 5, 2023, the Company, as borrower, and VayaVision, as guarantor, entered into the Desjardins Credit Facility with Desjardins. The Desjardins Credit Facility amended and restated an existing financing offer originally entered into in January 2020, as subsequently amended and restated and further amended, and under which the Company had borrowed $30.0 million in the form of the Desjardins Term Loan. The Company had also borrowed $2.5 million in the form of a bridge loan under the Desjardins Credit Facility (the “Desjardins Bridge Loan”). The Desjardins Bridge Loan was repaid in full with PIPE Financing proceeds received at the completion of Tranche A.

As at September 30, 2024, the aggregate principal amount outstanding under the Desjardins Term Loan was $28.2 million, and bore interest based on the Canadian prime rate of 7.0%, plus 9.00%. The Desjardins Term Loan matures on January 31, 2026, but is subject to earlier mandatory prepayment following: (i) the receipt of net cash proceeds from the sale of equity securities by the Company or a guarantor in excess of US$44.0 million (including from the PIPE Financing, but excluding amounts from the Trust Account), but only in the amount of 10.0% of such excess; (ii) the receipt of net cash proceeds from the sale of assets of the Company’s modules and components business units, to the extent of such net cash proceeds; and (iii) completion of the Business Combination, to the extent of any net cash proceeds from the Trust Account in excess of US$17.0 million. The Company may prepay, without penalty, amounts under the Desjardins Term Loan at any time. The Company has further agreed with Desjardins, no later than August 5, 2025, to have either (x) launched a formal merger and acquisition process with an investment bank selected by the board of directors of the Company and received expressions of interest in connection with such process, or (y) entered into a non-binding term sheet in respect of an equity or debt financing which would allow for the repayment in full of all amounts owing under the Desjardins Credit Facility.

A series of amendments were made to the Credit Facility on October 13, 2023 (Fourth Amendment), October 20, 2023 (Fifth Amendment), October 31, 2023 (Sixth Amendment) and December 8, 2023 (Seventh Amendment). These amendments modified the existing terms of the Desjardins Credit Facility to facilitate completion of the Business Combination by, among other things, (i) extending the latest date on which the Tranche B of the PIP Financing must be funded to December 22, 2023, (ii) extending the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reducing the Minimum Cash Covenant for the period from the date of the disbursement of the Tranche A of the PIPE Financing until October 31, 2023 from $2.5 million to $1.5 million, to $0 until the Closing Date of the Business Combination and from $10.0 million to $5.0 million at all times after the Closing Date of the Business Combination and (iv) increasing the aggregate principal amount of the PIPE Financing to a minimum of $44.0 million.

In conjunction with the October 2023 Amendments to the Desjardins Credit Facility, LeddarTech issued to Desjardins warrants to purchase Common Shares at $0.01 per share, which warrants were assumed by the Company and were exercised by Desjardins on May 16, 2024 for 250,000 Common Shares at $0.01 per share.

The warrants were recorded as a reduction of the Desjardins Credit Facility, with a corresponding increase in Reserve — Warrants in Equity of $1.6 million.

The Desjardins Credit Facility was further amended on July 5, 2024 (Ninth Amendment), July 26, 2024 (Tenth Amendment), August 5, 2024 (Eleventh Amendment), August 14, 2024 (Twelfth Amendment), August 16, 2024 (Thirteenth Amendment) and December 6, 2024 (Fourteenth Amendment) to reduce the Minimum Cash Covenant to (i) $3.5 million from July 5, 2024 to July 6, 2024, (ii) $1.8 million from July 7, 2024 to July 26, 2024, (iii) $1.3 million from July 27, 2024 to August 5, 2024, (iv) $250,000 from August 6, 2024 to August 19, 2024, (v) $1.0 million from August 20, 2024 to December 6, 2024, (vi) $1.0 million from the earlier of (w) December 13, 2024 and (x) the date of the full disbursement of the First Royalty Installment to the earlier of (y) the date of completion of one or more Equity Financing transactions (the “Short-Term Outside Date”) and (z) January 31, 2025, and (vii) $5.0 million at all times after the earlier of the Short-Term Outside Date and January 31, 2025. Desjardins also agreed, pursuant to the terms of the Eleventh Amendment, to temporarily postpone payment of interest for the months of July, August, September and October 2024 until the earlier of (x) the date on which a default under the Desjardins Credit Facility has occurred and is continuing, (y) the Short-Term Outside Date and (z) December 13, 2024 (which was extended to January 31, 2025, upon full disbursement to the Company of the First Royalty Installment).

Additionally, the Desjardins Credit Facility was amended on August 16, 2024 (Thirteenth Amendment) and December 6, 2024 (Fourteenth Amendment) to align the Desjardins Credit Facility with the Bridge Facility and this offering by, among other amendments, (i) excepting from the required repayment of the Desjardins Credit Facility of 10% from the net proceeds of the TI Pre-paid Royalty Fee and the Equity Financing, (ii) on the Short-Term Outside Date, requiring repayment, in an amount of (x) the outstanding principal amounts under the Desjardins Bridge Loan, (y) all other amounts owed to Desjardins under the Bridge Facility, and (z) any amount payable under the Desjardins Credit Facility, including amendment fees, with such cash payment to Desjardins estimated to be approximately $7.1 million, assuming completion of the Equity Financing on January 31, 2025. An additional $875,000 would be capitalized and added to the principal balance of the Desjardins Term Loan. The Fourteenth Amendment also provided that a failure to receive the First Royalty Installment by December 13, 2024, and a failure to complete the Equity Financing by January 31, 2025, would constitute liquidity events triggering repayment of the Desjardins Term Loan. The First Royalty Installment was received on December 12, 2024. See “Item 3.D. Risk Factors — Risks Related to Our Business — Upon the occurrence of a “liquidity event” under the Desjardins Credit Facility, including the failure to complete the Equity Financing by January 31, 2025, the Company would be obligated to repay all amounts under the Desjardins Credit Facility, and investors could lose all or a substantial part of their investment.”

While it is expected that receipt of the proceeds from the Bridge Facility and from this offering and other sources of capital, including the SEPA, may enable LeddarTech to comply with the Minimum Cash Covenant, LeddarTech may in the future be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this Minimum Cash Covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $109.5 million aggregate principal amount of indebtedness of LeddarTech (including the convertible notes issued in the PIPE Financing) as of June 30, 2024 plus payment in kind (PIK) interest accrued on the PIPE would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

The Desjardins Credit Facility contains certain affirmative and negative covenants, including financial covenants, including, without limitation, those set forth below:

●	Maintenance of an unencumbered cash balance equal to or greater than $5.0 million following completion of the Business Combination.

●	Provision of audited annual financial statements, unaudited monthly and quarterly financial statements, cash flow projections, debt repayment plans and certifications regarding the foregoing.

●	Limitations on debt incurrence, investments, dividends, repayments on convertible notes issued in the PIPE Financing or on the IQ Loan Agreement, liens, asset dispositions and capital expenditures.

As discussed under “— Liquidity and Capital Management,” in the event we are unable to raise additional capital, we would likely need to enter into a forbearance agreement, waiver or amendment with respect to, or obtain a waiver or other relief from, the unencumbered cash balance covenant.

As of September 30, 2024, the Company was in compliance with all financial covenants under the Desjardins Credit Facility.

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

The Company granted to Desjardins a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future. LeddarTech Holdings Inc. has guaranteed the obligations of the Company under the Desjardins Credit Facility and has granted to Desjardins a hypothec of $60.0 million over the universality LeddarTech Holdings Inc.’s movable assets, present and future. The Company also granted Desjardins a first ranking fixed charge and pledge over all of its shares in VayaVision. The Desjardins Term Loan also is guaranteed by VayaVision, and the payment obligations of VayaVision under said guarantee are limited to amounts that VayaVision may distribute as dividend to its shareholders under Israeli Companies Law. VayaVision also granted Desjardins a first ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. Certain intellectual property assets of VayaVision are subject to a master depositor escrow agreement entered into on June 12, 2023 by and between VayaVision and ESOP Management and Trust Services Ltd., as escrow agent, pursuant to which Desjardins is the primary beneficiary and the Hypothecary Representative (as defined below) is the secondary beneficiary (the “Israeli Escrow Agreement”) and certain intellectual property assets of the Company are subject to an amended and restated software escrow agreement entered into on June 12, 2023 by and among, the Company, Praxis Technology Escrow, as escrow agent, Desjardins, as primary beneficiary, and the Hypothecary Representative (as defined below), as secondary beneficiary (the “Canadian Escrow Agreement”).

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

PIPE Financing

On June 12, 2023, concurrently with the execution of the BCA described in “Business Combination and Public Company Costs” section, LeddarTech entered into the Subscription Agreement with certain investors, including the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase the PIPE Convertible Notes in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”), payable in two tranches.

The issuance of the first tranche (“Tranche A”) of the PIPE Financing was contingent upon, among other things, the execution of the Business Combination Agreement. The Subscription Agreement provides that each PIPE Investor participating in Tranche A received (a) a secured convertible note issued by LeddarTech in a principal amount equal to such PIPE Investor’s Tranche A investment and convertible into Class D-1 Preferred Shares or into Common Shares after the Closing, with the Company as LeddarTech’s successor, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement, and (b) a warrant certificate entitling such PIPE Investor to purchase LeddarTech Inc. Class D-1 Preferred Shares at an exercise price of $0.01 per share at any time prior to the date that is 14 calendar days after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche A transaction have been met, representing 2.75 Class D-1 Preferred Shares for each $100.00 of the Tranche A investment paid by such PIPE Investor under the Subscription Agreement.

The issuance of the second tranche of PIPE Convertible Notes (the “Tranche B Notes”) was contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreement provided that each PIPE Investor participating in Tranche B will receive a secured convertible note issued by NewCo in a principal amount equal to such PIPE Investor’s Tranche B investment and convertible into Common Shares, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement.

On October 30, 2023, LeddarTech entered into an amendment to the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to accelerate the timing of a portion of their purchase of Tranche B of the PIPE Financing (“Tranche B-1”), with the remaining portion to be purchased upon consummation of the Business Combination (“Tranche B-2”). The amendment to the Subscription Agreement provided that each PIPE Investor participating in Tranche B-1 would receive a secured convertible note issued by the Company in a principal amount equal to such PIPE Investor’s Tranche B-1 investment and convertible into Class D-1 Preferred Shares before the Closing or if the Closing does not occur, or into Common Shares after the Closing, with the Company as LeddarTech’s successor, as provided in the amendment, and (b) a warrant certificate entitling such PIPE Investor to purchase Class D-1 Preferred Shares at an exercise price of $0.01 per share on or before the first business day after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche B-1 transaction have been met, representing 0.6 Class D-1 Preferred Shares for each US$100.00 of the Tranche B-1 investment paid by such PIPE Investor under the amendment.

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA. All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive 8,553,434 Common Shares upon the closing of the Business Combination.

The convertible notes have an interest rate of 12% that compounds annually as an increase to the principal amount of the convertible notes and are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share.

All the convertible notes issued in relation with the PIPE Financing are guaranteed by VayaVision and NewCo and the payment obligations of VayaVision thereunder are limited to amounts that VayaVision may distribute as dividends to its shareholders under Israeli Companies Law. VayaVision also granted to TSX Trust Company, as agent and hypothecary representative for the PIPE Investors pursuant to a collateral agency agreement dated as of June 12, 2023 (the “Hypothecary Representative”), a second ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. The Company granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future, ranking after the security of Desjardins. The Company also granted to the Hypothecary Representative a second ranking fixed charge and pledge over all of its shares in VayaVision. LeddarTech Holdings Inc. granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of LeddarTech Holdings Inc.’s movable assets, present and future, ranking after the security of Desjardins. The Hypothecary Representative is also a secondary beneficiary under the Israeli Escrow Agreement and the Canadian Escrow Agreement.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Warrant liabilities

Upon close of the Business Combination, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Warrants”) in connection with the BCA and plan of arrangement. There was no transaction and no change in fair value of all warrants during the period.

Refer to Notes 4 and 16 of the Company’s audited consolidated financial statements for FY2024 for more details.

Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Class A non-voting special shares issued through the Transactions to Sponsor in connection with the BCA and plan of arrangement will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

Classes B to F Non-Voting Special Shares issued through the Transactions were valued at the time of issuance at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that consider the vesting terms of the instruments issued.

During FY2024, 682,685 Common Shares were issued following the exercise of warrants, the exercise of RSUs, in connection with the BCA and in connection with the SEPA. Refer to Notes 15 and 19 of the Company’s audited annual consolidated financial statements for FY2024 for more details.

As of September 30, 2024, the Company held no Common Shares as treasury shares.

Refer to Notes 4, 18 and 19 of the Company’s audited annual consolidated financial statements for FY2024 for more details.

Redeemable stock options

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, were exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options were converted into new non-redeemable stock options, representing a gain on modification of stock options of $6.0 million for FY2024.

Standby Equity Purchase Agreement

In furtherance of addressing our liquidity needs, on April 8, 2024, the Company entered into the SEPA with Yorkville, effective April 15, 2024, pursuant to which the Company, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, has the right from time to time, but not the obligation, to issue and sell to Yorkville up to US$50.0 million in Common Shares until the earlier of May 1, 2027 or the date on which the facility has been fully utilized. The Company has the right to terminate the SEPA upon five trading days’ prior written notice to Yorkville, subject to certain conditions.

In accordance with our obligations under the SEPA, we have filed the SEPA Registration Statement with the SEC to register under the Securities Act the resale by Yorkville of the SEPA Shares. The Common Shares will be purchased at a price equal to (i) 96% of the VWAP of the Common Shares during the period commencing upon receipt by us of written confirmation of acceptance of the Advance Notice by Yorkville, and ending on 4:00 p.m. New York City time on the applicable Advance Notice date, subject to a volume threshold as described in the SEPA (“Option 1”) or (ii) 97% of the lowest daily VWAP of the Common Shares during the three consecutive trading days commencing on the Advance Notice date (“Option 2”); provided, however, that with respect to any Option 2 Advance, we may establish a minimum acceptable price in each Advance Notice below which we will not be obligated to make any sales to Yorkville. Each Advance, if any, by the Company to Yorkville under the SEPA is subject to a maximum amount equal to (1) the greater of an amount equal to 100% of the daily trading volume of the Common Shares stock, as reported by Bloomberg L.P., during the five trading days immediately preceding an Advance Notice or (2) 500,000 Common Shares. Because shares issued under the SEPA are sold at a discount to the then-current market price, in light of the current market price the amount that could be raised pursuant to the SEPA may be significantly lower than US$50.0 million. For more information, see “Item 3.D. Risk Factors — Risks Related to Our Business — It is not possible to predict the actual number of shares we will sell to Yorkville under the SEPA, or the actual gross proceeds resulting from those sales.”

During any trading day within a Pricing Period (as defined in the SEPA), two conditions will trigger an automatic reduction to the amount of the Advance: either (i) with respect to an Option 1 Advance Notice, if the total number of Common shares traded on the applicable stock market or exchange during such Pricing Period is less than the volume threshold (as described in the SEPA), by the greater of (a) 30% of the trading volume of the Common Shares on the applicable stock market or exchange during such Pricing Period as reported by Bloomberg L.P., or (b) the number of Common Shares sold by Yorkville during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice or (ii) with respect to an Option 2 Advance Notice, if (A) VWAP of the Common Shares is below the minimum acceptable price in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), by 33% (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day will be excluded from the Option 2 Pricing Period for purposes of determining the market price. Additionally, the total Common Shares in respect of each Advance with any Excluded Day(s) (after reductions have been made to arrive at the Adjusted Advance Amount) will be increased by such number of Common Shares (the “Additional Shares”) equal to greater of (a) the number of Common Shares sold by Yorkville on such Excluded Day(s), if any, or (b) such number of Common Shares elected to be subscribed for by Yorkville, and the subscription price per share for each Additional Share will be equal to the minimum acceptable price in effect with respect to such Advance Notice multiplied by 97% (without any further discount), provided that this increase will not cause the total Advance Common Shares to exceed the amount set forth in the original Advance Notice or any limitations set forth in the SEPA. Each Advance, if any, is subject to certain limitations, including that Yorkville cannot purchase any Common Shares that would result in it beneficially owning more than 9.99% of the Company’s outstanding voting power or number of Common Shares at the time of an Advance.

Through December 17, 2024, we issued a total of 5,490,000 Common Shares under the SEPA for net proceeds of approximately US$9.0 million. See “— Subsequent Events — Issuance of Common Shares under the SEPA” below.

Maturity analysis of contractual obligations

As at September 30, 2024, minimum commitments remaining under these agreements over the following years are as follows:

	Total	2025	2026 – 2027	2028 – 2029	2030 and up
License	176,977	166,313	10,664	-	-
Telecommunications	298,251	155,600	142,651	-	-
Cloud Services	946,558	723,571	222,987	-	-
Subcontracting Services	698,470	698,470	-	-	-
Accounts payable and accrued liabilities	13,412,889	13,412,889	-	-	-
Lease liabilities	4,255,037	855,207	1,768,875	682,896	948,059
Credit facility	30,000,000	-	30,000,000	-	-
Convertible loan	64,018,174	-	-	64,018,174	-
Term loan	22,508,417	-	8,749,427	11,007,192	2,751,798
	8,443,834	8,443,834	-	-	-
Government grant liability	2,192,483	896,491	1,295,992
Total	146,951,090	25,352,375	42,190,596	75,708,262	3,699,857

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the Company’s audited annual consolidated financial statements for FY2024.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. The Company is also exposed to foreign exchange risk on its PIPE Convertible Notes and its Bridge Loans denominated in USD. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in the Notes 15 and 28 of the Company’s audited annual consolidated financial statements FY2024. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

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

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Discontinued operations;

●	Government grant liability;

●	Stock-based payments;

●	Recoverable amount of a group of assets of a CGU; and

●	Estimates for debt, including bifurcation.

For a more detailed discussion on these areas requiring the use of management estimates, judgments, and assumptions, please refer to Note 3 to the Company’s audited annual consolidated financial statements for FY2024.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is an emerging growth company. As such, LeddarTech is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

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

Non-IFRS financial measures

EBITDA and Adjusted EBITDA are non-IFRS financial measures. A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use these two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets. The Company believes that EBITDA (loss) is a meaningful measurement since it is a key measure used to evaluate performance at a consolidated level. EBITDA (loss) is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance. EBITDA (loss) should not be considered as an alternative to net loss in measuring performance, nor should it be used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

The Company believes that Adjusted EBITDA (loss) is a meaningful measure since it allows to assess the Company’s operating performance and financial position between periods without the variances created by the impact of the above-noted items. The Company believes that these measures are important supplemental measures because they eliminate items that are less indicative of our core business performance and could potentially distort the analysis of trends in our operating performance and financial position. The Company considers that these non-IFRS financial measures, in addition to the financial measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance, and future prospects in a manner similar to management.

The following tables set forth a reconciliation of Adjusted EBITDA and EBITDA to net loss reported in accordance with IFRS for FY2024, FY2023 and FY2022.

	FY2024	FY2023	FY2022
Net loss from continued operations	(167,318,738)	(43,841,777)	(75,419,960)
Deferred income taxes	15,882	-	-
Depreciation of property and equipment	783,081	1,274,597	1,448,867
Depreciation of right-of-use assets	515,558	581,936	610,941
Amortization of intangible assets	257,932	286,494	257,064
Interest expenses (income)	8,516,354	(1,039,281)	(859,403)
EBITDA (loss) from continuing operations	(157,229,931)	(42,738,031)	(73,962,491)

Foreign exchange loss (gain)	(399,827)	224,057	(2,749,505)
Loss (gain) on revaluation of financial instruments carried at fair value	(5,553,010)	21,100	(7,129,238)
Gain on lease modification (Note 15)	(204,146)	-	-
Loss on exercise of conversion option	366,957	-	-
Stock-based compensation	1,715,512	2,436,974	4,272,673
Listing expense	59,139,572	-	-
Transaction costs	2,407,977	3,506,630	-
Restructuring costs	46,387	1,734,244	-
Impairment loss related to property and equipment	-	-	-
Impairment loss related to intangible assets	69,315,247	-	38,207,503
Adjusted EBITDA (loss) from continuing operations	(30,395,262)	(34,815,026)	(41,361,058)

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

We have taken steps to address these pervasive material weaknesses and have implemented our remediation plan which addressed the underlying causes of the previous years’ material weaknesses. We have assessed the resource needs and have employed appropriately qualified staff to perform routine accounting transactions. We have also engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing complex and highly subjective accounting transactions. Further, we have engaged an external resource to assist with the assessment of our control environment including, performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We engaged an external advisor to provide an assessment of our general IT Controls (GTIC) environment and are implementing the recommendations from the assessment. We have chartered a Security Steering Committee comprised of several members of the executive team. We continue to evaluate the longer-term resource needs of our various financial functions.

While we have made some upgrades to our enterprise resource planning (“ERP”) system to address internal control concerns, we are evaluating alternative ERP systems that may better fit our longer-term needs.

We have made enhancements to our control environment and have implemented control activities to prevent or detect material misstatements. As such, we conclude that our material weaknesses have been remediated as of September 30, 2024. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function and make it more difficult to remediate existing significant deficiencies and may give rise to additional material weaknesses. See “Item 3.D. Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future.”

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

Subsequent Events

Strategic Collaboration Agreement and a Software License Agreement

On December 9, 2024, the Company announced that LeddarTech and Texas Instruments have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS an AD markets. Under the license agreement, Texas Instruments has agreed to make advanced royalty payments to catalyze joint commercialization.

The agreement outlines a total payment of approximately US$10 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million USD will follow the completion of the demonstrator, which is planned to debut at the Consumer Electronics Show in Las Vegas next month. The final US$1.9 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

The consideration received in advance from Texas Instruments will be recorded as deferred revenue until the Company fulfills its related obligations.

For more details, refer to Notes 30 of the audited annual consolidated financial statements of the Company for FY2024.

Credit Facility and Bridge Financing

On December 6, 2024, in connection with the collaboration and license agreements with Texas Instruments and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into:

●	a fourteenth amendment of its Credit facility with Desjardins pursuant to which Desjardins has agreed to, among other things: (i) temporarily postpone payment of interest for a certain period of time, and (ii) temporarily suspend the Minimum Cash Covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee.

●	a second amendment of the Bridge Financing modifying among other things, the maturity of the bridge loan to December 13, 2024, which date will automatically be extended upon the disbursement by Texas Instruments to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

Also, on October 15, 2024, the Tranche 2 of the Bridge Financing was issued for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan.

Refer to caption “— Financing Transactions — Desjardins Credit Facility” for more details.

Issuance of Common Shares under the SEPA

Through December 17, 2024, the Company issued 5,490,000 common shares under the SEPA agreement, generating net proceeds of US$9.0 million. Refer to “— Financing Transactions — Capital stock — Standby Equity Purchase Agreement” for more details, “Item 3.D. Risk Factors — Risks Related to Our Business — It is not possible to predict the actual number of shares we will sell to Yorkville under the SEPA, or the actual gross proceeds resulting from those sales” and “Item 3.D. Risk Factors — Risks Related to Ownership of Our Securities — We need to raise substantial amounts of additional capital to address our liquidity needs and to realize our operational goals. The issuance of additional shares of the Common Shares would result in dilution of our shareholders and could have a negative impact on the market price of Common Shares.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Frantz Saintellemy	51	Director, Chief Executive Officer
Charles Boulanger	67	Director
Derek Kenneth Aberle	54	Chairman
Nick Stone	47	Director
Michelle Sterling	57	Director
Yann Delabrière	74	Director
Sylvie Veilleux	59	Director
Lizabeth Ardisana	73	Director
David Torralbo	54	Chief Legal Officer
Christopher Stewart	56	Chief Financial Officer

The business address for each of the Company’s directors and executive officers is 4535, boulevard Wilfrid-Hamel, Suite 240 Québec G1P 2J7, Canada.

Biographical information concerning our directors and executive officers listed above is set forth below.

Frantz Saintellemy

Frantz Saintellemy, C.M., has served as President and Chief Executive Officer and a Director of the Company since the consummation of the Business Combination on December 21, 2023, having previously served as President and Chief Operating Officer of LeddarTech Inc. since October 2017. Mr. Saintellemy is an internationally recognized expert in deep technologies in automotive, IoT, sensing, semiconductors, and artificial intelligence. He is the 14th Chancellor and Chair of the Board of the University of Montreal.

Mr. Saintellemy is also the co-founder and chair of the board at Groupe 3737, a non-profit organization and entrepreneurial innovation hub across Canada. Groupe 3737 helps entrepreneurs and tech founders start, grow, accelerate, and succeed, with the strategic objective of developing more entrepreneurs, creating more successful companies, more jobs and sustainable financial independence across Canada.

Prior to joining LeddarTech, Mr. Saintellemy founded and co-founded several start-ups with multiple exits and has several published patents and papers to his credit. Mr. Saintellemy is also a founder member of the Quebec Innovation Council and served as vice-president of the board for the past four years.

Mr. Saintellemy is a member of the Order of Canada, awarded Québec Innovation Prize (2024), received the Medals of the National Assembly of Quebec and the Canadian Senate, named as Top 6 Canadian Innovators by the Canadian Senate, Top 15 Real Influencers (2023 - La Presse), Global Top 50 Exec. MBAs (2020 – Poets & Quants), MBA of the Year (2021 – AMBAQ), Canadians to Watch (Automotive News 2021), Top Performing Executive (2020 – World Executive Forum), Boston Consulting Group’s (BCG) Top 10 Young Tech Leaders to Watch and various other awards and distinctions.

Charles Boulanger

Charles Boulanger has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023. Mr. Boulanger previously served as the Chief Executive Officer of LeddarTech from 2012 through the consummation of the Business Combination. Mr. Boulanger is a seasoned board member with over 25 years of CEO experience who has served on over 15 boards with public and private companies having international operations in various industries such as deep tech (AI, software, microelectronics), automotive, software, life sciences, energy and environmental industries. Since 2008, he has served as President of Moody Management Inc., a private investment firm. Before LeddarTech, Mr. Boulanger was the Founder, President and Chief Executive Officer of Groupe Unipex SAS as of 2008. He was President of the Active Ingredients and Specialty Chemicals Division of Atrium Innovations (TSE: ATB) from 2004 to 2008. Before joining Atrium, Mr. Boulanger was the Founder and President of Quebec International following a partnership with Phénix Capital. Mr. Boulanger is a long time active investor, with a direct investment portfolio of about 15 companies and his participation as a sponsor/limited investor in five separate investment funds. He is currently on the boards of Pieridae Energy (TSE: PEA), Averna Technologies, LeddarTech and Fonds Innovexport Limited Partners committee. Mr. Boulanger is a graduate of Université Laval in mechanical engineering and holds a degree from the International Centre for Research and Studies in Management (CIREM).

Derek Aberle

Derek Aberle has served as Chairman of the board of directors of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since November 2021. Mr. Aberle is Chief Executive Officer of Prospector. Since March 2022, Mr. Aberle has served on the board of directors of the Company. Mr. Aberle’s experience includes senior executive roles in large, global technology companies, early-stage technology companies as well as the investment community. Mr. Aberle spent 17 years at Qualcomm Incorporated, a global leader in mobile and related technologies and products, in a variety of senior executive roles. From 2014 to 2018, he served as President of Qualcomm with responsibility for all business units, including its licensing and semiconductor businesses, as well as its marketing organization and regional offices worldwide. Prior to that, Mr. Aberle served as EVP and Group President and as EVP and President of Qualcomm Technology Licensing. He was a member of Qualcomm’s executive committee for over a decade, helping to drive the company’s overall strategy. He led many of Qualcomm’s global growth initiatives, including in markets beyond smartphones as well as its expansion in China. During is tenure at Qualcomm, he also led Qualcomm’s technology and IP licensing business, established its 4G and 5G licensing programs, and structured and negotiated Qualcomm’s major license and other strategic agreements. Since leaving Qualcomm, Mr. Aberle co-founded Virewirx, Inc. (formerly XCOM Labs), a company focused on developing and commercializing advanced wireless technologies, where he presently serves as Executive Vice Chairperson. Mr. Aberle holds a B.A. in business economics from the University of California, Santa Barbara and a J.D. from the University of San Diego School of Law. In addition to LeddarTech, he is a board member for InterDigital, Inc. (IDCC), Virewirx, Inc. and EvoNexus (a Southern California incubator).

Nick Stone

Nick Stone has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since November 2021. Mr. Stone was Chief Financial Officer and a director of Prospector and is currently a Partner at FS Investors, where he has worked since 2013. Prior to joining FS Investors in June 2011, Mr. Stone served as Vice President at TPG Capital, one of the world’s largest private equity funds from August 2007 to March 2011. Prior to joining TPG, Mr. Stone was an investment professional at Kohlberg Kravis Roberts& Co. focusing on investments in the healthcare space from 2003 to 2005. Prior to that, he was an analyst at Morgan Stanley, focusing on the technology sector. Mr. Stone graduated cum laude from Harvard University and was an Arjay Miller Scholar at the Stanford Graduate School of Business.

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

Ms. Sterling currently serves on the Board of Directors, Compensation and Human Capital Committee for Coherent Corp., one of the largest photonics and compound semiconductor companies in the world (NYSE: COHR) and on the Board of Directors, Governance and Compensation and Human Capital Committees for Digital Turbine, an application and delivery content delivery platform (Nasdaq: APPS). Ms. Sterling formerly served on the Board of Directors, Security Committee and Chair of the Compensation and Human Capital Committee for TuSimple, an AD technology for the trucking industry (Nasdaq: TSP).

Ms. Sterling holds a bachelor’s degree in business management from the University of Redlands and holds a National Association Corporate Directors (NACD) Directorship certification.

Yann Delabrière

Yann Delabrière has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since February 2021. Mr. Delabrière possesses over 30 years of experience in senior executive positions in the aerospace, identity, security and automotive industries. He was a Non-Executive Director of ST Microelectronics until May 2024. He was Chairman of the Board of IDEMIA until April 2023, a global leader in augmented reality, where he previously served as President and CEO. Until June 2024, Mr. Delabrière also served as Lead Independent Director of Alstom S.A., which develops and markets integrated systems that provide sustainable foundations for the future of transportation.

Mr. Delabrière served as Chairman and CEO of Faurecia (now FORVIA), a worldwide leader in automotive equipment, from February 2007 to June 2016, and as Chairman through May 2017, where his leadership led to the growth of the organization, particularly in North America and Asia, and helped restore its profitability and cash generation capabilities. Prior to Faurecia, Mr. Delabrière held the Chief Finance Officer position at PSA Peugeot Citroën (now Stellantis), beginning in 1990. In parallel to his position as CFO, Mr. Delabrière later became Chairman and Chief Executive Officer of PSA’s consumer finance unit. Mr. Delabrière served as non-executive director and chairman of the audit committee for Capgemini SE, a leading IT services company.

Between 2017 and 2020, Mr. Delabrière also lent his executive experience to the aerospace, identity and security industries. From 2017 to 2018, he was advisor to the board then CEO of Zodiac Aerospace, and oversaw the company’s sale to Safran Group in 2018. From 2018 to 2020 he was president and CEO for IDEMIA. Mr. Delabrière also previously occupied the roles of Non-Executive Director at Société Générale, Group CFO for the high-end retail group Printemps (now known as Kering) and CFO for the French export credit agency Coface after a term with the French Court of Auditors and three years within the French Foreign Trade Ministry beginning in 1983.

Mr. Delabrière holds a PhD in Mathematics, having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Sylvie Veilleux

Sylvie Veilleux was appointed as a Director of the Company effective as of January 29, 2024. She is a strategic global technology leader and former CIO with over three decades of experience, holding top management positions at several global technology firms. She served as the first Chief Information Officer at Dropbox (Nasdaq: DBX), where she developed the organization’s first global strategic IT function, enabling it to expand and scale before and after its IPO. Ms. Veilleux served in several critical technology roles at multinational firms such as Apple (Nasdaq: AAPL), Salesforce (NYSE : CRM), Mozilla Corporation and Franklin Templeton Investments (NYSE: BEN) where her expertise includes driving various digital transformation efforts at different points of maturity in both public and private companies, scaling for growth at inflection points such as IPO, M&A, and robust operations and cyber security leadership.

Ms. Veilleux serves on the Leddartech (NASDAQ : LDTC) board as an independent director and member of the audit committee, and as an independent director and member of the audit committee for Softchoice (TSE : SFTC). Ms. Veilleux serves on several private companies as non-executive Board Chair and Compensation and Nomination Committee chair for Cinchy, an independent director for Prezi, and an independent director and member of the audit committee for QScale. Previous board service includes Europcar Mobility Group when it was a publicly traded company as an independent director and member of the Strategy Committee, the Nomination and Compensation and Human Capital Committee and Chair of the Tech and Cyber Committee, and as an independent director on the board of H1.

Ms. Veilleux was recognized by Forbes CIO NEXT 2021 Top 50, by Technology Magazine Top 100 Women in Technology 2021 and by the California Diversity Council in 2017 as a Distinguished Chief Information Officer. Ms. Veilleux studied Computer Science at the College de Limoilou in Quebec City, Canada.

Lizabeth Ardisana

Lizabeth Ardisana was appointed as a Director of the Company effective January 29, 2024. Ms. Ardisana is the CEO and the principal owner of the firm ASG Renaissance, LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with experience providing services to clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors. As CEO of ASG Renaissance, she has worked on numerous alternative fuel, electric vehicle and advanced technology projects. Ms. Ardisana is also CEO of Performance Driven Workforce, LLC, a scheduling and staffing firm founded in 2015 and has since expanded into five states. Prior to starting ASG Renaissance, Ardisana worked at Ford Motor Company as an engineer.

Ms. Ardisana, a Hispanic and female business owner, is an active business and civic leader in Michigan. Ms. Ardisana has been a member of the board of directors of Huntington Bancshares Inc. from 2016 to 2023, a member of the board of directors of Clean Energy Fuels Corp. since December 2019 and a member of the board of directors of FirstMerit Corporation from 2013 to 2016. Ms. Ardisana has also held numerous leadership positions in various non-profit organizations, including the United Way for Southeastern Michigan, Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope. The governor of Michigan appointed her to the Executive Committee of the Michigan Economic Development Corporation, where she serves on its finance subcommittee. Ms. Ardisana is vice chair of the Wayne Health board of directors, serving on the audit committee.

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

Overview of Compensation of Executive Officers

The Company operates in a dynamic and rapidly evolving industry. To succeed in this environment and to achieve its business and financial objectives, the Company must be able to attract, retain and motivate a highly talented team of executive officers. The Company’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers as described below, with the achievement of business objectives, while also enabling the Company to attract, motivate and retain individuals who contribute to the Company’s long-term success. The Company continues to evaluate its philosophy and compensation program as circumstances require and plans to continue to review compensation on an annual basis. As part of this review process, the Company expects to be guided by the philosophy and objectives outlined above, as well as other factors, such as market competitiveness of its executive compensation relative to our publicly traded peers.

Currently, our executive officers and senior management receive fixed and variable compensation, as well as benefits that we believe are in line with Canadian-based, technology-focused companies in our market and with whom we compete for talent. The fixed component of their compensation consists primarily of base salary and is reviewed at least annually. The variable component typically consists of annual cash and equity incentives. During fiscal year 2024, equity incentives were granted in the form of options to purchase our Common Shares and restricted stock units (“Company RSUs”), which vest based on the passage of time or the achievement of specified performance goals. The Company expects to continue to award equity-based long-term incentives, which may be in the form of stock options, restricted stock units and other time-vesting or performance-based equity incentives under its omnibus equity-based incentive plan, as further described below.

Summary Compensation Table

The following table shows the total compensation awarded to, earned by, or paid during each of the years ended September 30, 2024 and September 30, 2023 to LeddarTech’s Chief Executive Officer and LeddarTech’s two most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers on the last day of the fiscal year ended September 30, 2024. Those individuals are referred to collectively in this Annual Report as “Named Executive Officers.” All amounts set forth in the Summary Compensation Table are denominated in US dollars rather than Canadian dollars.

Name and Principal Position(1)	Year	Salary (2) ($)	Bonus ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensatio(5) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Frantz Saintellemy	2024	351,880	—	1,566,125	1,805,352	123,158	—	—	3,846,515
President and Chief Executive Officer	2023	284,746	—	—	—	78,305	—	—	363,051
Charles Boulanger(6)	2024	114,935	—	134,998	—	—	—	—	249,933
Former Chief Executive Officer	2023	344,246	—	—	—	212,297	—	—	556,543
David Torralbo	2024	259,280	—	481,730	240,755	64,042	—	—	1,045,807
Chief Legal Officer	2023	244,068	—	—	—	99,665	—		343,733
Christopher Stewart	2024	305,210	—	626,450	300,997	70,579	—	—	1,303,236
Chief Financial Officer	2023	8,183	—	—	—	—	—	—	8,183

(1)	Titles reflect principal positions with LeddarTech as of September 30, 2024. Mr. Boulanger’s service as Chief Executive Officer and an employee of the Company ended upon the consummation of the Business Combination. Mr. Stewart commenced his position with LeddarTech on September 20, 2023. During fiscal year 2023, Mr. Saintellemy served as President and Chief Operating Officer.

(2)	Represents base salary amounts earned for the applicable fiscal year. Base salary values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408, with respect to 2024 base salary values, and for September 29, 2023 of 0.7396 to 2023 base salary values.
(3)	The 2024 amounts in this column represent the aggregate grant date fair values of restricted stock units granted during the 2024 fiscal year estimated using the Black-Scholes model. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408.

(4)	The 2024 amounts in this column represent the aggregate grant date fair values of options granted during the 2024 fiscal year estimated using the Monte Carlo option pricing model assuming an expected life of 10 years, exercise price of C$4.19, a risk-free interest rate of 4.02%, dividend yield of 0%, and an expected volatility of 68,73% based on historical or implied volatility of similar listed entities over a period similar to the life of the options. For 2024, the Monte Carlo weighted average value assigned is C$2.84 per option, or US$2.12 using the daily average exchange rate published by the Bank of Canada of 0.7472 for the January 8, 2024 grants. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408.

(5)	Amounts represent cash awards earned for fiscal year 2024 and 2023 under the Company’s bonus incentive plan. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 27, 2024 of 0.7408 for 2024 awards and September 29, 2023 of 0.7396 for 2023 awards.
(6)	Amounts reported for Mr. Boulanger for 2024 exclude amounts received as a non-employee director following the Closing of the Business Combination which are reported under “Compensation of Members of the Board of Directors” below.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information regarding the outstanding equity awards granted to the Named Executive Officers that were outstanding as of September 30, 2024. In connection with the Business Combination, all outstanding LeddarTech option grants (other than options to purchase LeddarTech’s Class M shares) were cancelled for no compensation or consideration, LeddarTech’s existing equity plans were terminated, and the options to purchase LeddarTech’s Class M shares became options to purchase Common Shares. All dollar amounts set forth in the following table are denominated in US dollars rather than Canadian dollars.

Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Frantz Saintellemy	—	863,100	4.19	01/08/2034
					215,760	(2)	63,649
					143,840	(2)	42,433
					107,900	(3)	31,831
Charles Boulanger	—	—	—	—	59,210	(3)	17,467

David Torralbo	—	115,100	4.19	01/08/2034
					28,750	(2)	8,481
					28,750	(2)	8,481
					28,800	(2)	8,496
					57,500	(3)	16,963
Christopher Stewart	—	143,900	4.19	01/08/2034
					28,750	(2)	8,481
					28,750	(2)	8,481
					72,000	(2)	21,240
					57,500	(3)	16,963

(1)	Based on the closing price of the Common Shares on September 30, 2024 of $0.2950 per share.
(2)	Reflects time vesting RSUs with performance-based conditions. See “Principal Elements of Compensation—Equity Awards” for a discussion of the terms of the RSUs.
(3)	Reflects time vesting RSUs. See “Principal Elements of Compensation—Equity Awards” for a discussion of the terms of the RSUs.

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

Annual Incentive Bonuses

The Company’s Named Executive Officers and other executive officers also are eligible to earn annual bonuses based on the achievement of corporate and departmental performance objectives that are determined and established by the Board at the beginning of each fiscal year. For fiscal year 2024, Messrs. Saintellemy, Stewart and Torralbo were eligible to receive a cash bonus of up to 100%, 50% and 50% of base salary, respectively. For fiscal year 2024, the corporate objectives under the incentive bonus plan applicable to Messrs. Saintellemy, Stewart and Torralbo were (i) business development goals, including entering into contracts with at least one major Tier 1 or OEM customer, (ii) software product development goals, (iii) financing objectives related to completing additional financing for the Company; and (iv) execution of cash management strategies:

Following a review of the level of achievement of the various performance measures, the Company’s Board of Directors determined that the aggregate level of achievement for Messrs. Saintellemy, Stewart and Torralbo was 35%, 46.25% and 49.40%, respectively, of target, with the corresponding payouts reflected above in the Summary Compensation Table.

Equity Awards

The Company’s Named Executive Officers and other executive officers are eligible for grants of equity awards under the Company’s Omnibus Incentive Plan, which for fiscal year 2024 consisted of stock options and RSUs. RSUs awarded to Named Executive Officers in fiscal 2024, which consisted of time-based and performance-based RSUs, represent the right to receive Common Shares upon vesting. Fully time-based RSUs vest over a three or four-year service period in equal annual installments, subject to continued service as of the applicable vesting date. RSUs that also contain performance criteria, or “PSUs,” vest in equal annual installments over a four-year service period and are subject to the attainment of specified performance goals. RSUs are used to encourage retention while aligning management with stockholders’ interests through stock ownership, and with respect to the PSUs, incentivize senior management to achieve important Company goals and milestones. Stock options are used to incentivize longer term performance as they provide opportunities to profit from an increase in the equity value of the Company, while also serving as an additional retention measure.

With respect to the PSUs granted in fiscal 2024, the board of directors chose the following performance criteria: (A) for Mr. Saintellemy, (i) 60% of his PSUs are subject to the Company achieving, within two years after grant, its first customer win with an OEM or Tier-1 supplier that will create production of a specified number of units for the Company’s fusion and perception products, and (ii) 40% of his PSUs are subject to the Company achieving, within four years after grant, certain production levels and revenues under a contract with an OEM or Tier-1; and (B) for each of Messrs. Stewart and Torralbo, (i) one grant of PSUs is subject to the same performance objectives as Mr. Saintellemy above, except at a weighting of 50% for each component, and (ii) a second grant of PSUs is subject to the Company achieving new financing at certain levels by January 31, 2025. Following any achievement of the PSU performance measures, the award will remain subject to the time-vesting conditions noted above.

The compensation and human capital committee has the discretion to grant equity awards at such times as it determines appropriate. Executive officers generally will be awarded an initial equity grant in connection with their commencement of employment, and all executive officers are entitled to receive annual equity grants in the form and amount as determined by the compensation and human capital committee in order to incentivize executive officers with respect to achieving certain corporate goals or to reward them for exceptional performance.

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

Omnibus Incentive Plan

The purpose of the Company’s Omnibus Incentive Plan (the “Incentive Plan”) is to increase the interest in our welfare of qualified directors, executive officers, employees and consultants, who share responsibility for the management, growth and protection of our business, and to provide an incentive to such eligible participants to continue their services for the Company and to encourage such eligible participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its business. Through the Incentive Plan, the Company’s seeks to reward participants for their performance while working for the Company and provide a means through which the Company may attract and retain able employees to enter its employment or service.

Eligibility and Administration. The Company’s directors, executive officers, employees and consultants, and directors, executive officers, employees and consultants of the Company’s subsidiaries are eligible to receive awards under the Incentive Plan. The Incentive Plan is administered by the Company’s board of directors with respect to awards to non-employee directors and by the compensation committee or plan administrator with respect to other participants (referred to collectively as the “plan administrator” below).

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

Shares Available under the Incentive Plan. The securities that may be acquired by participants under the Incentive Plan consist of authorized but unissued shares. The maximum number of shares available for issuance under the Incentive Plan shall not exceed at any time five million Common Shares issued and outstanding from time to time (the “Share Reserve”). The Share Reserve will increase as the number of issued and outstanding Common Shares will increase from time to time, as cancelled awards will be returned to the Share Reserve for reissuance if a participant cease to be an eligible participant and surrender any vested and/or unvested awards or otherwise fail to exercise their awards before the expiration date.

Under the Incentive Plan, if an outstanding award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if the Common Shares acquired pursuant to an award subject to forfeiture are forfeited, the Common Shares covered by such award, if any, will again be available for issuance under the Incentive Plan. Common Shares will not be deemed to have been issued pursuant to the Incentive Plan with respect to any portion of an award that will be settled in cash.

Awards. The Incentive Plan allows for the grant of unvested Common Shares (“Company Unvested Shares”), share options (“Company Options”), Company RSUs, deferred share units (“Company DSUs”) and share appreciation rights (“Company SARs”). No determination has been made in the Incentive Plan as to the types or amounts of awards that will be granted to certain individuals pursuant to the Incentive Plan. Certain awards under the Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will generally be settled in Common Shares but the plan administrator may provide for cash settlement (or a combination thereof) of any award (other than Company Options). A brief description of each award type follows.

●	Company Unvested Shares. The Company Unvested Shares will consist of Common Shares with such restrictions and vesting and other conditions placed upon such Common Shares as the plan administrator may determine at the time of grant (including a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the plan administrator may determine, the whole subject to the terms and conditions of the Incentive Plan.

●	Company Options. Company Options will provide for the purchase of Common Shares in the future at an exercise price set on the grant date. The number and exercise price of the Company Options to be issued to eligible participants under the Incentive Plan will be set by the plan administrator. The term of a Company Option may not be longer than ten years from the date that such Company Option is granted and unless otherwise determined by the plan administrator, all unexercised Company Options will be cancelled at the expiry of their respective term.

●	Company RSUs. Company RSUs will entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company RSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of records of Common Shares on the relevant record date.

●	Company DSUs. Company DSUs will entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. Subject to the Company’s director compensation policy determined by the Company Board from time to time and the terms and conditions of the Incentive Plan, each eligible director (i) shall receive 100% of his or her equity retainer in the form of Company DSUs, and (ii) may elect to receive any percentage, up to 100%, of his or her cash retainer in the form of Company DSUs. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company DSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of records of Common Shares on the relevant record date.

●	Company SARs. Each Company SAR will entitle the participant to receive Common Shares having a value equal to the excess of the market value (as determined in accordance with the terms of the Incentive Plan) of a Common Share on the date of exercise over the price per Common Share to be payable upon vesting of each Company SAR, as determined by the plan administrator (which price shall not be less than 100% of the market value of the Common Share on the date of grant) multiplied by the number of Common Shares with respect to which the Company SAR shall have been exercised. No dividend equivalents shall be granted in connection with a Company SAR. The term of a Company SAR may not be longer than ten years from the date that such Company SAR is granted and unless otherwise determined by the plan administrator, all unexercised Company SARs will be cancelled at the expiry of their respective term.

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

Trigger Events. Except as otherwise provided in a grant agreement, employment agreement or other written agreement between the Company (including any affiliates) and the participant, or otherwise determined by the plan administrator, each award granted under the Incentive Plan will be subject to the following conditions:

●	Company Options and SARs. The Incentive Plan provides that upon the termination for cause of a participant, any Company Options or Company SARs granted to such participant, whether vested or unvested, will automatically terminate. The Incentive Plan further provides that upon a participant’s termination of employment without cause, (i) any unvested Company Option or Company SAR granted to such participant shall terminate and (ii) any vested Company Option or Company SAR granted to such participant may be exercised by such participant within the earlier of 90 days after the termination date and the expiry date of the award set forth in the grant agreement. If a participant ceases to be an eligible participant under the Incentive Plan as a result of participant’s resignation, the Incentive Plan will provide that (i) each unvested Company Option or Company SAR granted to such participant shall terminate and become void immediately upon resignation and (ii) each vested Company Option or Company SAR granted to such participant will cease to be exercisable on the earlier of 90 days following the termination date and the expiry date of the award set forth in the grant agreement.

●	Company RSUs and DSUs. The Incentive Plan provides that upon termination for cause or upon the resignation of a participant, such participant’s Company RSUs and Company DSUs that have not vested shall be forfeited and cancelled on the termination date. The Incentive Plan further provides that upon a participant ceasing to be an eligible participant as a result of death, retirement or his or her employment or service relationship being terminated without cause, (i) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were not met, then all unvested Company RSUs and Company DSUs granted to such participant shall be forfeited and cancelled, and (ii) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were met, provided that all unvested Company RSUs and Company DSUs granted to such participant as of such date relating to a restriction period in progress shall remain outstanding and in effect until the applicable vesting date, the participant shall be entitled to receive that number of Common Shares or cash equivalent (or a combination thereof) as calculated based on the number of completed months of service of such participant in accordance with the Incentive Plan.

●	Company Unvested Shares. The Incentive Plan provides that upon a participant ceasing to be an eligible participant for any reason, any Company Unvested Shares that have not vested at such time will automatically and without any requirement of notice to such participant, or other action by or on behalf of the Company, be deemed to have been reacquired by the Company from such participant, and thereafter shall cease to represent any ownership in the Company by the participant or rights of the participant as a shareholder of the Company.

Adjustments. The Incentive Plan provides that the plan administrator shall, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in the following circumstances: (i) subdivision of Common Shares, (ii) consolidation of Common Shares, (ii) reclassification, reorganization or other change affecting the Common Shares, (iv) merger, amalgamation or consolidation of the Company with another corporation, or (v) transactions such as the distribution to all holders of securities in the capital of the Company or other assets of the Company. Such adjustments include adjustments to the exercise price of the awards, the number of shares to which a participant is entitled upon exercise of such awards, the immediate exercise of outstanding awards that are not otherwise exercisable or the number of kind of Common Shares reserved for issuance in order to maintain the economic rights of such participant.

Change of Control. In the event of a potential change of control, the plan administrator will have the power to modify the terms of the Incentive Plan and/or the awards (including causing the vesting of all unvested awards) to assist the participants to tender into a take-over bid or participating in any other transaction leading to a change of control, including to (i) terminate any or all awards provided that outstanding awards that have vested remain exercisable until the consummation of the change of control, and (ii) permit participants to conditionally exercise their Company Options or Company SARs, such conditional exercise to be conditional upon the take-up by the offeror of the Common Shares and other securities tendered to the take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a change of control). If, however, the change of control is not completed within the timeframe specified therein, then (i) any conditional exercise of vested Company Options and/or Company SARs will be deemed to be null, void and of no effect, and such conditionally exercised awards will be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to exercise of Company Options and/or Company SARs which vested in connection with the change of control will be returned by the participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to awards which vested in connection with the change of control shall be reinstated.

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

Under his employment agreement, Mr. Saintellemy is entitled to receive an annual base salary, which was initially set at C$475,000, and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Company’s board of directors, Mr. Saintellemy is entitled to receive an annual performance-based cash bonus at target level of achievement equal to 100% of base salary is eligible for equity grants as may be determined by the board of directors. In connection with his appointment as President and Chief Executive Officer, Mr. Saintellemy received (i) a one-time option grant under the Incentive Plan equal to 3.0% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options time-vest over a four-year period, and (ii) a one-time restricted share unit grant equal to 1.625% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately a quarter time-vest over a three-year period and the remaining amount are subject to time-based and performance-based vesting as provided for in the agreement.

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

David Torralbo. Mr. Torralbo and the Company are currently party to an employment agreement dated as of June 20, 2022, pursuant to which Mr. Torralbo is employed as Chief Legal Officer and Corporate Secretary of the Company. Mr. Torralbo is entitled to receive an annual base salary as well as equity grants and other benefits as may be adjusted annually in accordance with the terms of the employment agreement and as determined by the Company’s board of directors. Subject to approval of the Company’s board of directors, Mr. Torralbo is entitled to receive an annual performance-based cash bonus at target level of achievement equal to 50% of base salary. In connection with the Business Combination, Mr. Torralbo received (i) a one-time option grant under the Incentive Plan equal to 0.40% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options time-vest over a four-year period, and (ii) a one-time restricted share unit grant equal to 0.50% of the aggregate number of shares of the Company immediately following the Closing of the Business Combination, of which approximately one-third time-vest over a four-year period and the remaining amount is subject to performance-based and time-based vesting as provided for in the agreement.

In the event the Company terminates Mr. Torralbo’s employment without just and sufficient cause or in the event of a dismissal, Mr. Torralbo is entitled to receive a notice of twelve (12) months. The Company may, at its sole discretion, pay to Mr. Torralbo in lieu of such notice, in whole or in part, a salary indemnity equivalent to the portion not covered by such notice. Under his employment agreement, Mr. Torralbo is subject to certain non-competition obligations for twelve (12) months during and following the termination of his employment, and subject to certain non-solicitation obligations for eighteen (18) months during and following the termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Torralbo is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. This description of Mr. Torralbo’s employment agreement is a summary of the material features of such agreement, and is qualified in its entirety by reference to the employment agreement, which is filed as an exhibit to this Annual Report.

Chris Stewart. Mr. Stewart and the Company are currently party to an employment agreement effective as of September 20, 2023, pursuant to which Mr. Stewart serves as Chief Financial Officer of the Company. Under his employment agreement, Mr. Stewart is entitled to an annual base salary, which was initially set at US$300,000, and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Company’s board of directors, Mr. Stewart is entitled to receive an annual performance-based cash bonus at target level of achievement equal to 50% of base salary and Mr. Stewart is eligible for equity grants as may be determined by the board of directors. In connection with this hiring, Mr. Stewart received (i) a one-time option grant under the Incentive Plan equal to 0.5% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options time-vest over a four-year period, and (ii) a one-time restricted share unit grant equal to 0.65% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately one-third time-vest over a four-year period and the remaining amount is subject to performance-based and time-based vesting as provided for in the agreement.

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

Charles Boulanger. Prior to the consummation of the Business Combination, LeddarTech was party to an employment agreement with Charles Boulanger, in connection with his service as Chief Executive Officer, that terminated effective as of the closing of the Business Combination, a copy of which is filed as an exhibit to this Annual Report.

Compensation of Members of the Board of Directors

During fiscal year 2024, non-employee members of the Company’s board of directors received a fixed annual cash retainer of C$45,000 and an annual grant of RSUs with a grant date value of C$135,000 in connection with their service as directors. In addition, the chair of the board of directors received a retainer of C$45,000, the chair of each committee respectively received a retainer of C$10,000 (Audit Committee), C$7,500 (Compensation and Human Capital Committee) and C$5,000 (Nominating and Corporate Governance Committee) and the chair and non-chair members of board committees each received a retainer of C$10,000 (Audit Committee), C$7,500 (Compensation and Human Capital Committee) and C$5,000 (Nominating and Corporate Governance Committee). Management members of the Company’s board of directors received no additional compensation for their service as director or for attendance at meetings of the board of directors.

The table below summarizes the compensation paid by the Company to each non-employee director for service on the Company’s board of directors during the fiscal year ended September 30, 2024. All amounts set forth in the table below are denominated in US dollars rather than Canadian dollars.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Derek Aberle	97,293	179,248	276,541
Lizabeth Ardisana	33,516	168,185	201,701
Charles Boulanger(3)	35,192	168,185	203,377
Yann Delabriere	66,344	179,248	245,592
Nick Stone	41,250	179,248	220,498
Michelle Sterling	48,750	179,248	227,998
Sylvie Veilleux	36,868	168,185	205,053

(1)	Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408.
(2)	Values represent the aggregate grant date fair value estimated using the Black-Scholes model.
(3)	Amounts for Mr. Boulanger exclude compensation received as Chief Executive Officer, which is reported in the Summary Compensation Table, as well as warrants to purchase 350,000 Common Shares at an exercise price of C$0.01 per share that were granted in connection with and in recognition of his service with LeddarTech Inc. (predecessor company) with an aggregate grant date fair value of US$1,169,000.
(4)	Amounts for Mr. Delabriere exclude warrants to purchase 22,503 Common Shares at an exercise price of C$0.01 per share granted in connection with and in recognition of his service with LeddarTech Inc. (predecessor company) with an aggregate grant date fair value of US$75,160.

C.	Board Practices

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

Our board has determined that each of the directors on the board other than Messrs. Boulanger and Saintellemy qualify as independent directors, and therefore our board consists of a majority of “independent directors,” as defined under the rules of the NI 58-101 and Nasdaq relating to director independence requirements. In addition, our board is subject to the rules of the NI 52-110 and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. Mr. Boulanger is not independent by reason of the fact that he was LeddarTech’s Chief Executive Officer prior to the consummation of the Business Combination and Mr. Saintellemy is not independent by reason of the fact that he is currently President and Chief Executive Officer of the Company.

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

Position Descriptions

Derek Aberle is the chairman of our board of directors (the “Chairman”). Our board has adopted a written position description for the Chairman which sets out his key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board or management, as appropriate.

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

Orientation and Continuing Education

Following the consummation of the Business Combination, we implemented an orientation program for new directors under which they will meet separately with the Chairman and members of the senior executive team and receive a briefing on various aspects of the Company, including product development, corporate strategy, human resources, business development and intellectual property strategy.

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

Code of Business Conduct and Ethics

In connection with the consummation of the Business Combination, we adopted a code of business conduct and ethics (the “Code of Conduct”) applicable to all of our directors, officers and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behaviour that are expected of directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

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

Committees of the Board of Directors

Upon Closing of the Business Combination, the Company established an audit committee, a compensation and human capital committee, and a nominating and corporate governance committee. Each committee has a written charter that is posted on the investor relations section of the Company’s website. The initial members of the Company’s committees were determined prior to the closing of the Business Combination.

Audit Committee

The Company currently has an audit committee of the board of directors consisting of Yann Delabrière (chair) and Sylvie Veilleux, and it is expected that Derek Aberle will be appointed to the audit committee prior to its next meeting. Applicable SEC, Nasdaq rules and NI 52-110 require that all members of the audit committee be independent, subject to applicable phase-in periods for newly listed companies. Each member of the audit committee is an independent director. All members of the audit committee must be “financially literate,” as such term is defined in NI 52-110 (except as may be permitted by NI 52-110). The audit committee is, among other things, directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor, oversee management’s conduct of the Company’s financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), oversee the integrity of the Company’s financial statements, oversee the performance of the internal audit functions, prepare certain reports required by the rules and regulations of the SEC and applicable Canadian securities laws, the review of the results and scope of the audit and other accounting related services, review and monitor management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks and maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the audit committee consistent with the rules of Nasdaq, the SEC and the applicable Canadian securities laws.

Compensation and Human Capital Committee

The Company currently has a compensation and human capital committee of the board of directors consisting of Michelle Sterling (chair), Derek Aberle and Charles Boulanger. The compensation and human capital committee, among other things, reviews and approves, or recommends to the Company Board for approval, compensation of the Chief Executive Officer and other executive officers, oversees the administration of the Company’s incentive compensation plans, and prepares any report on executive compensation required by the rules and regulations of the SEC. The Company’s board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation and human capital committee consistent with the rules of Nasdaq and the SEC, where applicable, and the guidance of the Canadian Securities Administrators. The compensation and human capital committee’s purpose is to assist the Company Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Nominating and Corporate Governance Committee

The Company currently has a nominating and corporate governance committee of the board of directors consisting of Derek Aberle (chair), Michelle Sterling and Lizabeth Ardisana. The nominating and corporate governance committee is, among other things, responsible for overseeing the selection of persons to be nominated to serve on the Company’s board of directors and oversee our corporate governance practices. The Company’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the nominating and corporate governance committee.

D.	Employees

As of September 30, 2024, we had approximately 130 permanent employees across nine countries, excluding contractors, temporary employees and interns. None of our employees are represented by a labor union, and we consider our employee relations to be good. To date, we have not experienced any work stoppages.

The Company is led by a seasoned management team, who have cumulated significant automotive ADAS and AD market experience and broader experience in high-tech and software-centric businesses. The Company now includes over 115 specialized engineers, scientists, and specialists in all facets of ADAS software development, ASPICE, and ISO 26262, including, but not limited to, the following:

●	a global algorithms group with machine learning and computer vision expertise dedicated to low-level fusion core platforms;

●	an expertise in software embedded in various target processors, optimization of digital signal processing, and hardware accelerators for deep neural network efficiency;

●	a dedicated team for data Engineering and DevOps with full CI/CD software integration and release;

●	global dedicated test and automation team for verification and validation; and

●	teams dedicated to data collection in Israel and Canada.

We believe that the significant investments in our technology and the expertise and experience of this team provide a significant incentive for our customers to select the Company for their systems.

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

The following table sets forth information regarding beneficial ownership of the Company’s Common Shares based on 30,203,676 Common Shares issued and outstanding as of November 19, 2024, with respect to beneficial ownership of our shares by:

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

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all Common Shares that they beneficially own. The Common Shares owned by the persons named below have the same voting rights as the Common Shares owned by other holders. We believe that, as of November 19, 2024, approximately 28% of our Common Shares are owned by record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below (other than Messrs. Aberle and Stone) is c/o LeddarTech Holdings Inc., 4535, Boulevard Wilfrid-Hamel, Suite 240, Québec G1P 2J7, Canada.

Beneficial Owner	Number of Common Shares	Percentage of All Common Shares
Executive Officers, Directors and Director Nominees
Charles Boulanger(1)(2)	395,262	1.3%
Derek Aberle(1)	149,678	*
Nick Stone	10,740	*
Frantz Saintellemy(1)(2)	337,791	1.1%
Michelle Sterling	10,740	*
Yann Delabrière(1)(2)(3)	33,255	*
Lizabeth Ardisana	8,055	*
Sylvie Veilleux	8,055	*
David Torralbo(1)	61,825	*
Christopher Stewart	100,350	*
All directors and executive officers as a group (10 individuals)	1,136,356	3.7%

Five Percent or More Holders and Certain Other Holders
Prospector Sponsor, LLC(4)	13,371,827	37.2%
FS LT Holdings LP(5)	7,533,325	23.7%
Investissement Québec(6)	6,662,915	20.5%
YA II PN, Ltd.(7)	3,175,087	9.6%
BDC Capital Inc.(8)	2,007,304	6.6%
FIL Limited(9)	2,551,871	8.3%
Entities associated with Desjardins Capital(10)	1,571,722	5.2%

*	Indicates beneficial ownership of less than 1% of total outstanding Common Shares.
(1)	Holdings reported include Common Shares issuable upon conversion of convertible notes before giving effect to any payment-in-kind (PIK) accrual.

(2)	Holdings reported include (i) for Messrs. Boulanger, Saintellemy and Delabrière, shares underlying exercisable options as of November 15, 2024; (ii) for Messrs. Saintellemy, Stewart and Torralbo, options becoming exercisable within 60 days of November 15, 2024; (iii) for Messrs. Boulanger and Delabrière, shares underlying Legacy Director Warrants; and (iii) for Messrs. Saintellemy, Stewart and Torralbo, RSUs that will vest within 60 days of November 15, 2024.
(3)	Includes securities held by MM Consulting SAS over which Mr. Delabrière has voting and dispositive power.
(4)	Holdings reported include 782,500 shares issuable upon conversion of convertible notes (before giving effect to any PIK accrual) and 4,974,312 shares issuable upon exercise of exercisable warrants. Derek Aberle, Nick Stone, Steve Altman and Mike Stone are among the members of Prospector Sponsor, LLC and are its managers. Each manager has one vote, and the approval of a majority of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals will be deemed to have or share beneficial ownership of such securities. The business address of Prospector Sponsor LLC and its managers is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Holdings reported include 770,000 shares issuable upon conversion of convertible notes, before giving effect to any PIK accrual, and 800,000 shares issuable upon an optional conversion of outstanding bridge loans. The shares reported above are held in the names of FS LT Holdings LP and, with respect to the shares issuable upon conversion of outstanding bridge loans, FS LT Holdings II LP. FS Investment Management, L.P. is the general partner of FS LT Holdings LP and FS LT Holdings II LP and exercises sole voting and dispositive control of the securities held by such entities. Nick Stone Management II, LLC, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC. The business address of each of FS LT Holdings LP, FS LT Holdings II LP, FS Investment Management, L.P., Nick Stone Management II, LLC and Nick Stone is 1250 Prospect Street, Suite 200, La Jolla, CA 92037.
(6)	Based on a Schedule 13D/A filed with the SEC on August, 26, 2024, holdings reported include 1,500,000 shares issuable upon conversion of convertible notes (before giving effect to any PIK accrual), and 13,890 shares issuable upon exercise of exercisable warrants and 800,000 shares issuable upon an optional conversion of outstanding bridge loans. Investissement Québec (“IQ”) is a mandatary of the Government of the Province of Québec, Canada. Decisions to vote or dispose of LeddarTech’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ and none are deemed to have or share beneficial ownership of such securities. The business address for Investissement Quebec is 1001, boulevard Robert Bourassa, Suite 1000, Montréal, Québec H3B 0A7.
(7)	Based solely on a Schedule 13D filed with the SEC on April 18, 2024 by YA II PN, Ltd and other members of a group with respect to holdings as of April 15, 2024. As of such date, YA II PN, Ltd. disclosed it had direct ownership of 163,363 shares and deemed ownership of 3,011,724 additional shares which it reported it had the right to acquire within 60 days of the date of the Schedule 13D. YA II PN, Ltd. shares voting and dispositive over all such shares.
(8)	Holdings reported include 249,500 shares issuable upon conversion of convertible notes, before giving effect to any PIK accrual. BDC Capital Inc. is a wholly owned subsidiary of the Business Development Bank of Canada, which is a federal Crown corporation wholly owned by the government of Canada. BDC Capital Inc.’s investment decisions are ultimately made by its board of directors, which currently consists of 11 members. BDC Capital’s board of directors has delegated certain investment decision-making authority to subcommittees of the board and to certain members of its senior management, including the Executive Vice-President for BDC Capital Inc., currently Jérôme Nycz. As Executive Vice-President, Mr. Nycz holds authority to approve voting and disposition of the LeddarTech shares held by BDC Capital Inc. The business address of BDC Capital Inc. is 5 Place Ville Marie, Suite 100, Montréal, Québec H3B 2G2.
(9)	Holdings reported based on a Schedule 13G filed with the SEC on February 9, 2024 by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc. (“Fidelity”) and include 500,000 shares issuable upon conversion of convertible notes (before giving effect to any PIK accrual). The filing also reported that Fidelity True North Fund had an interest in all shares reported as beneficially owned by the Fidelity reporting persons. The business address of Fil Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(10)	Reflects holdings beneficially owned by Capital régional et coopératif Desjardins (“CRCD”) and Desjardins-Innovatech S.E.C. (“Desjardins-Innovatech”) and include 179,500 shares issuable upon conversion of convertible notes held by CRCD and 179,500 shares issuable upon conversion of convertible notes held by Desjardins-Innovatech, in each case before giving effect to any PIK accrual. CRCD was constituted under and is governed by the Act constituting Capital régional et coopératif Desjardins, a law in the province of Québec, Canada. CRCD is a public joint stock investment company with more than 109,000 shareholders, none of whom hold more than 10% of the shares of CRCD or directly or indirectly exercise control over CRCD. CRCD generally has entrusted the management of its investments to Gestion Desjardins Capital Inc. (“Desjardins Capital Management”), as investment manager. Desjardins-Innovatech is a limited partnership constituted under the Civil Code of Quebec, managed by its general partner, Desjardins Capital Management, and having two limited partners: CRCD and the Fonds du développement économique. In its capacity as general partner of Desjardins-Innovatech, Desjardins Capital management’s decisions are ultimately made by its board of directors, which has delegated its investment decision-making authority to committees of the board and to certain members of its management. Accordingly, for both CRCD and Desjardins-Innovatech, no individual exercises voting or dispositive control over any of the securities, and none of the individuals is deemed to have or share beneficial ownership of such securities. The business address of each of CRCD and Desjardins-Innovatech is 2, Complexe Desjardins, Bureau 1717, Montréal, QC H5B 1B8.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

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

With respect to the PIPE Investors, the Registration Rights Agreement provides that the Common Shares (other than any shares issuable upon conversion of any securities obtained through the PIPE Financing) will be subject to a lock-up for a period of six months following the Closing.

With respect to the holders other than the PIPE Investors, the Common Shares will be subject to a lock-up for a period of four years following the Closing. Common Shares held by certain investors are subject to such lock-up through the delivery by the investors of letters of transmittal.

With respect to the Sponsor, the Common Shares issued upon conversion of the Prospector Class B ordinary shares (par value US$0.0001 par value) held by Sponsor are subject to certain transfer restrictions until six months following the Closing, and Common Shares issued upon conversion of the Prospector Warrants held by Sponsor (the “Private Placement Warrants”) will be subject to certain transfer restrictions until 30 days following the Closing.

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

The Company is party to a credit facility with Desjardins, FS, and IQ, each of whom together with its affiliates is a greater than 5% beneficial holder of the Company. See “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Management —Need for Additional Capital – Bridge Financing.”

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

Series D Financing

In November of 2021, LeddarTech decided to pursue a private Series D financing that was ultimately led by FS Investors, an affiliate of the Sponsor and of which Nick Stone, Prospector’s Chief Financial Officer and director, is a manager. FS Investors invested an aggregate of US$22,199,963.52 in the Series D financing. Of this amount, Mr. Stone, Steve Altman, a director of Prospector, and Jon Levy, a director of Prospector, invested US$750,000, US$4,000,000 and US$250,000, respectively, in the Series D financing through an investment vehicle created by FS Investors. Mr. Levy’s investment in the Series D financing is through a group that invested US$2,075,000 in the aggregate. Messrs. Stone, Altman and Levy are indirect limited partners of FS Investors. Derek Aberle, Prospector’s Chief Executive Officer and director, also participated in the investment round and invested US$499,941.67 in his individual capacity. Such Series D financing transaction closed on November 1, 2021 and both Messrs. Aberle and Stone subsequently joined LeddarTech’s board of directors in November 2021.

PIPE Financing

Prior to the execution of the BCA, LeddarTech entered into the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase convertible notes of the Company in an aggregate principal amount of approximately US$44.0 million, payable in two tranches. The issuance of the first tranche of the PIPE Financing in the aggregate principal amount of approximately US$22.0 million occurred upon execution of the BCA. FS Investors, an affiliate of the Sponsor, was a participant in the PIPE Financing and invested US$9,200,000 in the PIPE Financing. Mr. Stone is an indirect limited partner of FS Investors and invested US$222,183 through FS Investors. The Sponsor was a participant in the PIPE Financing and invested US$7,825,000 in the PIPE Financing. Mr. Stone is a direct or indirect member of the Sponsor, and invested US$574,171 through the Sponsor. Mr. Aberle is also a member of the Sponsor and invested US$210,000 in his individual capacity in the PIPE Financing.

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

Dividend Policy

We currently intend to retain future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

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

On July 31, 2024, we received notice (the “Minimum Bid Price Notice”), from Nasdaq that we are not currently in compliance with the US$1.00 minimum closing bid price requirement of Nasdaq Listing Rule 5450(a)(1). The Minimum Bid Price Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(i), we have until January 25, 2025 to regain compliance with the minimum bid price requirement by having the closing bid price of our Common Shares meet or exceed US$1.00 per share for at least ten consecutive business days. If we do not regain compliance with the minimum bid price requirement by January 25, 2025, we may be eligible to transfer the listing of our Common Shares from the Nasdaq Global Market to the Nasdaq Capital Market if, at the time of such transfer, we meet the initial listing requirement for market value of publicly held shares (US$1.0 million) and all other initial listing standards for the Nasdaq Capital Market (except for the minimum bid price requirement) and provide Nasdaq with written notice of our intention to cure the minimum bid price requirement deficiency. In response, Nasdaq may provide us an additional 180 day period to satisfy the minimum bid price requirement. However, if it appears to the Nasdaq staff that we will not be able to cure the deficiency, or if we are not eligible, Nasdaq will provide notice to us that our Common Shares will be subject to delisting as described below.

On August 5, 2024 we received notice (the “Minimum Market Value of Publicly Held Shares Notice”), from Nasdaq that we are not currently in compliance with the US$15.0 million minimum market value of publicly held shares requirement of Nasdaq Listing Rule 5450(b)(2)(C). The Minimum Market Value of Publicly Held Shares Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(D), we have until February 3, 2025 to regain compliance with the minimum market value of publicly held shares requirement by having the closing market value of publicly held shares meet or exceed US$15.0 million for at least ten consecutive business days.

On August 5, 2024 we received notice (the “Minimum Market Value of Listed Securities Notice”), from Nasdaq that we are not currently in compliance with the US$50.0 million minimum market value of listed securities requirement of Nasdaq Listing Rule 5450(b)(2)(A). The Minimum Market Value of Listed Securities Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(C), we have until February 3, 2025 to regain compliance with the minimum market value of listed securities requirement by having the closing market value of listed securities meet or exceed US$50.0 million for at least ten consecutive business days.

The foregoing notices had no immediate effect on the listing of our Common Shares and our Common Shares will continue to trade on the Nasdaq Global Market under the symbol “LDTC” at this time. If we fail to regain compliance with any such requirements during the applicable compliance periods, we will receive notification from Nasdaq that our Common Shares are subject to delisting. For further discussion of the business risks associated with any potential delisting, see “Item 3.D. Risk Factors— Risks Related to Ownership of Our Securities — Nasdaq has notified the Company that the Company is not in compliance with certain continued listing requirements, and if we are unable to regain compliance with the listing requirements of The Nasdaq Global Market, our Common Shares may be delisted from The Nasdaq Global Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.”

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

Proceedings of Board of Directors

At all meetings of the board, every question will be decided by a majority of the votes cast and, in the case of an equality of votes, the chair of the meeting will have a second or casting vote. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.

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

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects – Business Combination and Public Company Costs,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Annual Report.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax requirements.

E.	Taxation

Material U.S. Federal Income Tax Considerations TO U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of Common Shares, as a consequence of the ownership and disposition of Common Shares and Warrants. This discussion addresses only those U.S. Holders that will hold Common Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	pension funds;

●	mutual funds;

●	regulated investment companies;

●	real estate investment trusts;

●	persons that acquired Common Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	“specified foreign corporations” (including controlled foreign corporations), passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations (including private foundations);

●	persons that hold Common Shares or Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” “wash sale,” or other integrated or similar transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	U.S. expatriates or former long-term residents of the U.S.;

●	persons owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of the Common Shares;

●	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes, including S corporations) and any beneficial owners of such partnerships or other pass-through entities; and

●	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds Common Shares or Warrants, the tax treatment of a partner or other member in such partnership or other pass-through entity will generally depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding Common Shares or Warrants, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of Common Shares and/or Warrants by the partnership or other pass-through entity.

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

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares or Warrants, as the case may be, that is:

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

Tax Consequences of Ownership and Disposition of Common Shares and Warrants

Dividends and Other Distributions on Common Shares

Subject to the passive investment company (“PFIC rules”) discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on Common Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Common Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares and Warrants.” The Company does not expect that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. The amount of any distribution will include any amounts withheld by the Company (or another applicable withholding agent), which would include amounts expected to be payable in respect of Canadian income taxes, if any. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that the Company pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Common Shares are readily tradable on an established securities market in the United States (which should include Nasdaq) or the Company is eligible for benefits of the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, and the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Canadian dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares and Warrants

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Common Shares or Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Common Share or Warrant (determined as described above or below), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Share or Warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

If Common Shares or Warrants are sold, exchanged, or otherwise disposed of in a taxable transaction for Canadian dollars, the amount realized generally will be the U.S. dollar value of the Canadian dollars received based on the spot rate in effect on the date of sale, exchange, or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the Common Shares are traded on an established securities market, Canadian dollars received will be translated into U.S. dollars at the spot rate on the settlement date of the taxable disposition. An accrual method taxpayer may elect the same treatment with respect to the taxable disposition of Common Shares traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Canadian dollars received on the taxable disposition of a Common Share or Warrant generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, or other taxable disposition of the Canadian dollars will be ordinary income or loss and generally will be U.S.-source gain or loss.

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Common Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Common Share received upon exercise of the Warrant generally will equal the sum of the U.S. Holder’s tax basis in such Warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Common Share received will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in Common Shares received generally should equal the U.S. Holder’s tax basis in the Warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the Common Shares received would be treated as commencing on the date of exercise of the Warrants or the day following the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Common Shares received would include the holding period of the Warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Warrants equal to the number of Common Shares having a value equal to the exercise price for the total number of Warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Common Shares that would have been received in a regular exercise of the Warrants deemed surrendered and the U.S. Holder’s tax basis in the Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Common Shares received would equal the sum of the U.S. Holder’s tax basis in the Warrants deemed exercised and the aggregate exercise price of such Warrants. In either case, it is unclear whether a U.S. Holder’s holding period for the Common Shares would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to Common Shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if the Company purchases Warrants in an open market transaction, such purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares and Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Common Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Common Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of Common Shares. Such constructive distribution to a U.S. Holder of Warrants would be treated as if such U.S. Holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed as described above under “— Dividends and Other Distributions on Common Shares”).

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Common Shares and Warrants could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes. If the Company is a PFIC for any taxable year, U.S. Holders of Common Shares and Warrants may be subject to adverse U.S. federal income tax consequences with respect to dispositions of, and distributions with respect to, Common Shares and Warrants and may be subject to additional reporting requirements.

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

It is not entirely clear how various aspects of the PFIC rules apply to the Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Warrants.

Although PFIC status is generally determined annually, if the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Common Shares or Warrants and the U.S. Holder did not make either a qualifying electing fund (“QEF”) election or a mark-to-market election (collectively, the “PFIC Elections”) for the first taxable year of the Company in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or warrants, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common Shares and Warrants (which may include gain realized by reason of transfers of such shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for such shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

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

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above with respect to Common Shares (but, under current law, not the Warrants) by making (or having made) a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Under current law, a U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Common Shares (or has previously made a QEF election with respect to Common Shares), the QEF election will apply to the newly acquired Common Shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Common Shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the excess distribution rules described above with respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income. Under current law, a mark-to-market election may not be made with respect to warrants.

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

The rules dealing with PFICs and PFIC Elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Common Shares and Warrants should consult their own tax advisors concerning the application of the PFIC rules to Common Shares and Warrants under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to the Company. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include Common Shares and Warrants if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in Common Shares and Warrants.

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

Information Reporting and Backup Withholding

Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares or Warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

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

Based on such evaluation, the Company concluded that it has remediated its previously reported material weaknesses in its disclosure controls and procedures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company in its fiscal years ended September 30, 2023 and 2022:

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

We have taken steps to address these pervasive material weaknesses and have implemented our remediation plan which addressed the underlying causes of the previous years’ material weaknesses. We have assessed the resource needs and have employed appropriately qualified staff to perform routine accounting transactions. We have also engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing complex and highly subjective accounting transactions. Further, we have engaged an external resource to assist with the assessment of our control environment including, performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We engaged an external advisor to provide an assessment of our general IT Controls (GTIC) environment and are implementing the recommendations from the assessment. We have chartered a Security Steering Committee comprised of several members of the executive team. We continue to evaluate the longer-term resource needs of our various financial functions’ process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We engaged an external advisor to provide an assessment of our general IT Controls (GTIC) environment and are implementing the recommendations from the assessment. We have chartered a Security Steering Committee comprised of several members of the executive team. We continue to evaluate the longer-term resource needs of our various financial functions. We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

While we have made some upgrades to our enterprise resource planning (“ERP”) system to address internal control concerns, we are evaluating alternative ERP systems that may better fit our longer-term needs. We have made enhancements to our control environment and have implemented control activities to prevent or detect material misstatements. As such, we conclude that our material weaknesses have been remediated.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing, maintaining and assessing adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Prior to December 22, 2023, LeddarTech was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination, LeddarTech identified material weaknesses in its internal control over financial reporting, as described under “—Disclosure Controls and Procedures” above. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the recording of transactions of the Company’s assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of its management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements, Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules promulgated by the SEC, our management assessed the effectiveness of the Company’s internal controls over financial reporting and concluded that its previously identified material weaknesses, described under “—Disclosure Controls and Procedures” above have been remediated as of September 30, 2024.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D.	Changes in Internal Control Over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, as described above, in preparation for the Business Combination we identified material weaknesses in our internal control over financial reporting, which have subsequently been remediated as of September 30. 2024.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 20, 2024, our audit committee consists of Yann Delabrière and Sylvie Veilleux, and it is expected that Derek Aberle will be appointed to the audit committee prior to its next meeting. Each member of the audit committee meets the criteria for independence set forth in the rules of the NI 58-101 and Nasdaq and is financially literate. Our board of directors has determined that Yann Delabrière qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm Richter LLP (PCAOB ID No. 989) Canada for the fiscal years ended September 30, 2024 and 2023, including the fees billed for professional services rendered to the Company for each of the two years ended September 30, 2024 and 2023. The fees were billed and are presented in Canadian dollars.

	For the Year Ended September 30,
	2024	2023
	($)	($)
Audit Fees		2,195,256
Audit-Related Fees		—
Tax Fees		34,531
All Other Fees		587,414
Total		2,817,201

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

None.

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

During the fiscal years ended September 30, 2022 and September 30, 2021, and subsequent interim periods through the date of the Form F-4, (x) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference thereto in its reports on the financial statements for such years, and (y) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K, other than the material weakness in the internal control over financial reporting relating to (i) insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries, (ii) the Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets and (iii) review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements, as described in the section entitled “Item 3.D. Risk Factors — Risks Related to Ownership of Our Securities — We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, we may identify additional material weaknesses in the future.” If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In October 2023, we engaged Richter LLP as our new independent registered public accountant for the fiscal year ending September 30, 2023, and for the financial periods going forward. This decision was approved by our board of directors.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws and our Common Shares are listed on the Nasdaq Global Market. Our Common Shares are not listed on any other securities exchange. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of the Rule 5600 Series, Rule 5250(b)(3), and Rule 5250(d). A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are set forth below.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to Policy Statement 58-201 to Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. The Company recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, it has adopted certain corporate governance policies and practices which reflect its consideration of the recommended Corporate Governance Guidelines.

The Company’s corporate governance practices differ from those followed by U.S. domestic companies pursuant to the Nasdaq Marketplace Rules in the following manner:

Executive Sessions: Nasdaq Stock Market Rule 5605(b)(2) requires that the independent board members of a company have executive sessions which are regularly scheduled and at which only independent directors are present. Although the Company has previously followed this Nasdaq Stock Market Rule it may not do so in the future or on a consistent or regularly scheduled basis. Under applicable Canadian rules, customs and practice, the Company’s independent directors are not required to hold executive sessions. However, the Company is subject to certain disclosure requirements prescribed in Regulation 58-101. In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company’s most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what its board of directors does to facilitate open and candid discussion among its independent directors.

Proxy Delivery Requirements: Nasdaq Stock Market Rule 5620(b) requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to rule 3a12-3 thereunder. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: The Company does not follow Nasdaq Stock Market Rules 5635(a) and (b), which require shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Additionally, the Company does not follow Nasdaq Stock Market Rule 5635(c), which requires shareholder approval of most equity compensation or purchase plans or arrangements and material amendments thereto (with a few limited exceptions), and this applies whether the securities issuable pursuant to such plan or arrangement are newly issued or bought over the open market. In lieu of following Nasdaq Stock Market Rules 5635(a), (b), and (c) the Company follows applicable Canadian corporate law, which requires shareholder approval for certain extraordinary fundamental changes or other corporate events.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In December 2023, an insider trading policy was adopted by our board of directors governing the purchase, sale, and other dispositions of our securities by our directors, officers, and employees, to promote reasonable compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. Our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We are committed to developing robust governance and oversight of cybersecurity risks and to implementing processes, controls and technologies designed to help assess, identify, and manage material risks. As described further in “— Governance” below, the Senior Director of IT, Quality, Functional Safety is responsible for the Company’s information security management system (“ISMS”) and, as part of its broader risk oversight, our board of directors oversees risks from information security threats both directly and through the audit committee of the board of directors. Our information technology (“IT”), infrastructure, applications, and networks are susceptible to potential impacts due to the escalating sophistication and frequency of cyber-attacks, data leaks and theft. Breaches in our technology systems, whether from circumventing security measures, denial-of-service attacks, hacking, phishing, computer viruses, ransomware, malware, employee errors, malfeasance, social engineering, vendor software supply chain compromises, physical breaches, or other actions, have the potential to compromise the confidentiality, availability, and integrity of crucial information. Such incidents may cause interruptions or malfunctions in our manufacturing systems, applications, and data processing, thereby disrupting other business operations.

We adhere to the internationally recognized ISO 27001 standard to ensure the confidentiality, integrity and availability of sensitive data. By implementing rigorous security policies, continuous monitoring and robust access controls under our ISMS, we protect our systems and data from potential threats. Our proactive approach to risk management and compliance ensures that both our products and processes meet the highest standards of security, fostering trust among clients, investors and industry professionals.

On September 18, 2024, the International Organization for Standardization (“ISO”) and the International Electrotechnical Commission (“IEC”) awarded the Company ISO/IEC 27001 certification, which represents a commitment to best-practice information security processes and establishes a robust information security management system (ISMS). This internationally recognized standard is the only information security management standard that is auditable, specifically outlining the requirements for managing information security risks. By proactively implementing ISO/IEC 27001, we systematically identify, manage and mitigate risks associated with information security threats, such as cyber-attacks, data leaks and theft. This approach strengthens the Company’s security posture and aligns its operations with global regulatory requirements, including GDPR and UNECE WP.

Our IT and cybersecurity team is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of the Senior Director of IT, Quality, Functional Safety, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the 2024 fiscal year, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Governance

The Director of IT, Quality, Functional Safety is responsible for the Company’s ISMS. In this capacity, the company security officer oversees the enterprise-wide cybersecurity strategy, ensuring the development of policies and standards, the implementation of processes, and the management of architectural elements. The Director of IT, Quality, Functional Safety is responsible for assessing and managing material risks from cybersecurity threats, and is supported in delivering this function with an IT and cybersecurity team. The Director of IT, Quality, Functional Safety has over 17 years of experience overseeing information security, risk management, and compliance functions.

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Additionally, as part of its broader risk oversight, our board of directors oversees risks from information security threats both directly and through the audit committee. As reflected in its charter, the Audit committee is required to periodically review and monitor management’s practices and policies with respect to (a) assessing, identifying and managing the Company’s major security risks, including physical, information, and data security and cybersecurity risks, and control thereof, and (b) the adequacy and effectiveness of disclosure controls and procedures associated with cybersecurity incident monitoring and reporting.

The Director of IT, Quality, Functional Safety may submit reports to the audit committee and other senior management members as appropriate. These reports provide insights into the evolving threat landscape, updates on the organization's cyber risks and threats, evaluations of the information security program, and the status of initiatives aimed at improving the information security program and its systems.

Part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company are included in this Annual Report in Exhibit 99.1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1*	Form of Articles and By-laws of Prospector Capital Corp., as continued under the laws of Canada (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
1.2*	Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
1.3*	Articles of Arrangement and By-laws of LeddarTech Holdings Inc. Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
2.1*	Description of Securities*
2.2*	Specimen Common Share Certificate of LeddarTech Holdings Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
2.3*	Specimen Warrant Certificate of LeddarTech Holdings Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
2.4*	Warrant Agreement, dated as of January 7, 2021, between Continental Stock Transfer & Trust Company and Prospector Capital Corp.*
2.5*	Warrant Amendment Agreement and Form of Warrant Certificate, dated as of December 21, 2023, by and among Prospector Capital Corp., LeddarTech Holdings Inc. and Continental Stock Transfer & Trust Company Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023). *
4.1††*	Business Combination Agreement, dated as of June 12, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.2††*	Amendment No. 1 to Business Combination Agreement, dated as of September 25, 2023, by and among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.3*	Subscription Agreement, dated as of June 12, 2023, among LeddarTech and the PIPE Investors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.4*	Amendment to the Subscription Agreement, dated as of October 30, 2023, among LeddarTech and the PIPE Investors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.5*	Sponsor Letter Agreement, dated as of June 12, 2023, among Prospector Capital Corp., LeddarTech Inc., LeddarTech Holdings Inc., Prospector Capital Sponsor, LLC and the other individuals party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*

4.7*	LeddarTech Holdings Inc. 2023 Omnibus Incentive Plan approved as of December 21, 2023 (incorporated by reference to Exhibit 4.6 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
4.8*	Investor Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and Investissement Québec Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.7 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
4.9*	Registration Rights Agreement, dated as of December 21, 2023, among LeddarTech Holdings Inc. and the parties named therein Articles and By-laws of LeddarTech Inc. (incorporated by reference to Exhibit 4.8 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
4.10*	Employment Agreement dated as of November 14, 2014, as subsequently amended, between LeddarTech and Charles Boulanger (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.11*	Executive Employment Agreement dated as of October 1, 2023 between LeddarTech and Frantz Saintellemy (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.12*	Employment Agreement dated as of June 20, 2022 between LeddarTech and David Torralbo (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.13*	Executive Employment Agreement dated as of September 20, 2023 between LeddarTech and Christopher Stewart (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.14*	Form of Indemnity Agreement (incorporated by reference to Exhibit 4.25 of the Company’s Shell Company Report on Form 20-F (File No. 001-41893) filed with the SEC on December 28, 2023).*
4.15*	Amended and Restated Financing Offer dated as of April 5, 2023 (“Desjardins Financing Offer”) among LeddarTech Inc., Fédération des caisses Desjardins du Québec (“Desjardins”) and VayaVision Sensing Ltd. (“VayaVision”) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.16*	First Amendment to Desjardins Financing Offer dated May 1, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.17*	Second Amendment to Desjardins Financing Offer dated May 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.18*	Third Amendment to Desjardins Financing Offer dated September 29, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.19*	Fourth Amendment to Desjardins Financing Offer dated October 13, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.20*	Fifth Amendment to Desjardins Financing Offer dated October 20, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.21*	Sixth Amendment to Desjardins Financing Offer dated October 31, 2023 among LeddarTech Inc., Desjardins and VayaVision (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.22*	Seventh Amendment to Desjardins Financing Offer dated December 8, 2023 among LeddarTech Inc., Desjardins and VayaVision. (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on January 31, 2024).*
4.23	Eighth Amending Agreement to Desjardins Financing Offer dated June 4, 2024 among LeddarTech Holdings Inc. and Desjardins.
4.24*	Ninth Amending Agreement to Desjardins Financing Offer dated July 5, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 5, 2024.)*

4.25*	Tenth Amending Agreement to Desjardins Financing Offer dated July 26, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 29, 2024.)*
4.26*	Eleventh Amending Agreement to Desjardins Financing Offer dated August 5, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 6, 2024.)*
4.27*	Twelfth Amending Agreement to Desjardins Financing Offer dated August 14, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 15, 2024.)*
4.28*	Thirteenth Amending Agreement to Desjardins Financing Offer dated August 16, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 19, 2024).*
4.29*	Fourteenth Amending Agreement to Desjardins Financing Offer dated December 6, 2024 among LeddarTech Holdings Inc. and Desjardins (incorporated by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2024).*
4.30*	Loan Offer dated as of January 23, 2020 (“IQ Loan Offer”) among LeddarTech Inc. and Investissement Quebec (“IQ”) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.31*	Amendment to the IQ Loan Offer dated as of March 29, 2021, among LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.32*	Bridge Loan Agreement dated May 1, 2023 among LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).*
4.33*	Amendment to IQ Loan Offer dated as of June 12, 2023 between LeddarTech Inc. and IQ (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-275381) filed with the SEC on November 29, 2023).
4.34*	Financing Offer Letter dated as of August 16, 2024, between LeddarTech Holdings Inc., VayaVision, Desjardins, FS LT Holdings II LP and IQ (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 19, 2024).*
4.35	First Amending Agreement to Bridge Financing Offer Letter dated October 11, 2024 among LeddarTech Holdings Inc., VayaVision, Desjardins, FS LT Holdings II LP and IQ.
4.36*	Second Amending Agreement to Bridge Financing Offer Letter dated December 6, 2024 among LeddarTech Holdings Inc., VayaVision, Desjardins, FS LT Holdings II LP and IQ (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2024).*
4.37*	Standby Equity Purchase Agreement dated as of April 8, 2024 between the Company and Yorkville (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A (File No. 333-277045) filed with the SEC on April 12, 2024.*
4.38	Collaboration Agreement dated as of December 6, 2024, between LeddarTech Holdings Inc. and Texas Instruments Incorporated.
4.39	Software License Agreement dated as of December 6, 2024, between LeddarTech Holdings Inc. and Texas Instruments Incorporated.
8.1*	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-41893) filed with the SEC on January 31, 2024).*
11.1	LeddarTech Holdings Inc. Insider Trading Policy.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
97.1*	LeddarTech Holdings Inc. Policy Concerning Recovery of Erroneously Awarded Compensation. (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-41893) filed with the SEC on January 31, 2024).*
99.1	Audited Annual Consolidated Financial Statements for the years ended September 30, 2022, 2023 and 2024 and notes thereto, together with the Reports of Independent Registered Public Accounting Firms thereon.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Previously filed
†	Indicates management contract or compensatory plan or arrangement.
††	Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LeddarTech Holdings Inc.

December 26, 2024	By:	/s/ Frantz Saintellemy
		Name:	Frantz Saintellemy
		Title:	Chief Executive Officer and Director